Form 10-K, Exhibit 13
period 2008-12-31
SBT Bancorp, Inc.
filed 2009-03-31
CIK 1354174

Exhibit 13

                            [SBT Bancorp Letterhead]

                                 April 10, 2009

Dear Fellow Shareholders:

Simsbury Bank was formed with two core commitments to the market: provide excellent, respectful service to all customers all the time and provide businesses and consumers with a locally managed loan source to help them achieve their goals. By fulfilling these commitments, the Bank would provide its shareholders with a competitive return and the communities we serve with a trusted and involved partner. These commitments continue to guide Simsbury Bank and its holding company, SBT Bancorp.

Last year, our letter to you noted the subprime mortgage crisis that began in August 2007. We anticipated that "the continued unraveling of the subprime mortgage crisis will impact the national economy for much of 2008 and, therefore, banks such as yours." We did not, however, anticipate the depth and breadth of the financial market crisis that has unfolded since the Treasury Department nationalized Fannie Mae and Freddie Mac in early September 2008 and its impact on the economy. We now navigate through a period of economic uncertainty unlike any in the post-World War II period. The financial market crisis and economic recession have disrupted many large national and regional banks that serve our market. We are mindful now more than ever that our commitment to the importance of a locally managed bank able to meet its market's loan demand in good economic times and bad is critical to the wellbeing of our region.

We are very pleased to report that Simsbury Bank's strong balance sheet and dedicated staff position it extremely well to fulfill our enduring commitments to the market during this most difficult economic period. We have a relatively low risk loan portfolio comprised of loans secured by conventionally underwritten residential mortgages and home equities (70%), commercial loans (28%) and consumer loans (2%). We have only modest exposure to one of the typically riskiest loan categories, non-owner occupied commercial real estate secured loans, comprising less than 8.5% of our total loans, well below many peer banks. Our deposit mix remains low cost and diversified with almost 32% checking deposits, 29% money market and savings deposits, and 39% certificates of deposit. Finally, our capital levels remain comfortably above levels qualifying the Bank as "well capitalized" from a regulatory perspective. However, as you know, we have chosen to participate in the Treasury Department's Capital Purchase Program in order to ensure that we have adequate capital to support loan demand and protect us from unexpected adverse consequences of the uncertain economic conditions. This capital will permit us to continue to enjoy the loan and deposit growth of the past year as more and more businesses and consumers choose us as their banking and investment services partner.

2008 was a year of mixed results for your company. We enjoyed the best loan and deposit growth in years. However, we reported a loss for the year due principally to a number of one time events related to the financial market crisis, weakening economy and our decision to align our Albany Turnpike market presence with demonstrated customer demand.

Earnings

In 2008, Simsbury Bank's total revenue, net interest income plus other income (excluding security writedowns and losses), increased 2% from 2007. While the Bank enjoyed strong deposit growth of 18% and robust loan growth of 9%, our loan to deposit ratio decreased from 89% at year end 2007 to 82% at year end 2008. As deposits grew more quickly than loans, we increased our investment activity. The almost 33% increase in our investment portfolio, whose components are generally lower yielding than loans, resulted in a decline in our net interest margin from 4.16% in 2007 to 3.95% in 2008. As a result, our net interest income and dividend increased only 2% in 2008. Meanwhile, Banking and Investment Services Fees & Commissions declined 1% due principally to a 60% decline in investment services commissions offset by a strong 12% increase in banking fees. Banking fee increases were due principally to customer growth and more careful management of fee waivers. Investment services commissions declined due principally to lower capacity as we had only one financial advisor for more than half the year, the attention required for our transition to LPL Financial for brokerage services, and the difficult fourth quarter investment markets due to the financial market crisis.

                     2004        2005         2006        2007        2008
Revenue           7868709     8647943      8694972     9021795     9159963

                     2004        2005         2006        2007        2008
Net Interest Margin 3.85%       4.06%        3.84%       4.16%       3.95%


                                                        2004         2005        2006        2007         2008
Banking and Investment Services Fees & Commissions    689620       886012      962595     1150014      1137723


however, did not translate into net income growth. The principal reasons that we reported a net loss for the year were the almost total loss in value of our Fannie Mae and Freddie Mac preferred stock holdings and the resulting mark-to-market write-down, the repositioning of our Canton location in serving the Albany Turnpike marketplace and resulting expenses, and the otherwise modest increase in other operating expenses, offset somewhat by the proceeds from a bank owned life insurance policy.

|X| As you know, when the Treasury Department nationalized Fannie Mae and Freddie Mac in early September 2008, they chose to treat preferred stockholders of these government sponsored enterprises in the same manner as common shareholders, while fully guaranteeing the enterprises' debt obligations. This resulted in a $1,755,600 Other Than Temporary Impairment charge to mark our investments to market. While we joined with hundreds of community banks and trade associations across the country to seek a change in this treatment, community banks were ultimately able to achieve only, though very importantly, more appropriate tax treatment of the write-down.
|X| In the first half of 2008, we took a close look at how our customers use our full service branches. We found that four of the branches experienced full utilization of all of the services we offer while one, Canton, was used primarily for convenience transactions such as check cashing. Based on our customers' preferences, we decided to reposition the Canton location to continue to meet the convenience transaction service demand with an ATM and night deposit drop, and to redeploy the branch space for mortgage, commercial and investment services business development activities. This decision resulted in the need to accelerate recognition of $485,000 in costs associated with the former full service activities. These expenses were recognized in the second half of the year.
|X| By far the largest component of our noninterest expenses, accounting for slightly less than half, are salaries and employee benefits. In 2008, these expenses increased only 2.8%. Occupancy and equipment expense increased 32.7%. However, excluding the accelerated expenses related to the repositioning of the Canton location, occupancy and equipment expenses increased only 0.4% for the year. Our remaining noninterest expenses, comprising approximately 29% of the total, increased 14.4% due in part to higher volume related costs (correspondent charges, postage, forms and supplies), as well as higher marketing expenditures and professional fees.

|X| Finally, our earnings benefited from a $328,358 bank owned life insurance death benefit related to a policy insuring our director and former President & CEO Barry Loucks. Barry's premature death triggered payment of the death benefit on a policy purchased to provide a source of income for Bank employee benefits including a Supplemental Employee Retirement Plan benefit for Barry.

                       2004        2005        2006         2007        2008
Net Income          1778250     1673677      716933      1139710     -644824

                      2004        2005        2006        2007         2008
EPS (Fully Diluted)    2.1        1.96        0.84        1.33        -0.75

                       2004        2005        2006         2007        2008
Efficiency Ratio        66%         71%         88%          84%        0.96

Loans and Deposits

2008 was an excellent year for loan and deposit growth. The Bank enjoyed an 8.7% increase in net loans and an 18.2% increase in deposits. Commercial purpose loans increased by 11.9% and residential property secured mortgages and home equities increased by 10.9%. Consumer loans declined by 45% due to the runoff of a purchased loan portfolio. At year end, 70% of the Bank's loans were residential property secured mortgages and home equities, 28% were commercial loans and the balance consumer. Deposit growth was led by time deposits which increased by 33.5% as consumers and businesses sought the safety of FDIC insured, guaranteed return certificates in the face of the unfolding financial market crisis. Savings and NOW deposits also increased for the same reason by 17.8%. Demand deposits declined slightly by 4.7%. The Bank's deposit mix remains favorable and relationship-based with 32% in checking deposits, 30% in savings and money market, and 38% in time deposits. The Bank also experienced an increase in the average deposit balance to over $10,800 from $9,200 at year end 2007.

                            2004              2005              2006              2007              2008
Net Loans           $141,229,000      $145,806,000      $155,513,000      $163,765,000      $178,073,758

                           2004              2005              2006              2007              2008
Deposits           $183,132,000      $191,116,000      $198,402,000      $186,806,000      $220,879,117

                                2004         2005        2006        2007         2008
Deposit Accounts              17,135       19,002      20,200      20,079       20,176

Asset Quality

The Bank's asset quality remains strong both absolutely and compared to our competitors. Although nonaccruals and loan charge offs increased in 2008, they remained at low levels. Nonaccruals increased to $560,917 (0.31% of gross loans and leases) from $5,328 in 2007, while charge-offs net of recoveries increased to $357,407 (0.21% of average loans and leases) from $23,777 in 2007. The Bank's provision for loan losses in 2008 totaled $450,000 compared to $250,000 in 2007. The loan loss reserve increased almost 5% to $2,017,145 equaling 1.12% of total loans and leases.

With the likelihood of a difficult economy through 2009 high, we feel that our relatively low exposure to commercial real estate secured loans is one of our strengths. With only approximately 18% of our loans financing commercial real estate, we are among banks with the lowest exposure to commercial real estate in our market area. Construction and development loans total approximately 5% of total loans and non-owner occupied commercial real estate secured loans total approximately 8.5% of our total loans.

Capital

Due to the Company's net loss, shareholders' equity and book value per share both declined in 2008 but were above 2006 year end levels.

                                       2004             2005            2006             2007             2008
Stockholders' Equity            $14,255,257      $15,375,598     $16,119,064      $17,318,059      $16,846,649

                                      2004        2005        2006         2007        2008
Book Value per Share               $ 17.18     $ 18.33     $ 19.14      $ 20.35     $ 19.48


The Bank's capital position was adversely impacted by our net loss in 2008; however we remain comfortably "well capitalized" compared to the FDIC's capital adequacy standards. Nevertheless, we believe that the current difficult economic environment combined with steady business and consumer loan demand suggest that we add to capital to ensure that your company continues to have the capital necessary to weather these uncertain times and have the capacity to meet loan demand as more businesses and households turn to locally managed banks to meet their needs. The management and board of directors determined that the Treasury's Capital Purchase Program offered the most advantageous source of capital at this time. As such, on March 27, 2009, SBT Bancorp issued 4200 shares of preferred stock to the Treasury in return for $4 million of capital. This capital qualifies for treatment as "Tier 1" capital from a regulatory perspective.

                                                                             2004        2005         2006        2007        2008
Tier 1 Capital Ratio  (Well Capitalized Standard:  5.0%)                    7.11%       7.61%        7.31%       8.21%       7.00%
Tier 1 Risk Weighted Capital Ratio  (Well Capitalized Standard: 6.0%)      12.02%      12.41%       11.50%      12.23%      10.88%
Total Risk Weighted Capital Ratio  (Well Capitalized Standard:  10.0%)     13.27%      13.66%       12.75%      13.48%      12.13%


Financial Markets, Economic Conditions and SBT Bancorp

The financial market crisis began in August 2007 and then accelerated in September 2008 with the Treasury's decision to nationalize Fannie Mae and Freddie Mac. We have all learned a great deal about the causes of this crisis and it is likely that more will be learned. We continue to witness unprecedented intervention in the financial markets and economy by the federal government and anticipate significant changes to the regulatory framework within which financial companies, including yours, operate. At the same time, we are all dealing with the consequences of the crisis in our households, businesses, and local, state and federal governments. There is still great uncertainty as to the ultimate severity and duration of the economic recession. Inevitably, there will be a recovery of the economy. However, it is unclear to what degree the recovery will resemble those of the past or instead reflect fundamental changes in household and business consumption, saving, borrowing and investing behavior.

Banks are a reflection of the economy. Simsbury Bank's success is tied to the success of the businesses and households in Central Connecticut. Simsbury Bank manages its assets and liabilities conservatively and with the knowledge that economic cycles will test any unhealthy loan or deposit concentrations. Most of our loans are to businesses, families and individuals in our primary market area. We try to mitigate this geographic concentration risk through careful underwriting and by having a diverse loan portfolio by loan type and borrower. Our deposits are adequate to fund most of our loan and investment activities and reflect the strong relationship orientation of our focus with a healthy mix of checking, savings and time deposits. We do not rely on wholesale funding such as brokered CDs. We occasionally borrow from the Federal Home Loan Bank when it offers rates, terms and flexibility better than we can obtain through local deposits.

We feel very confident in the strength and diversity of our loan portfolio and our deposit base. We are confident that we have the capital necessary to play our role as local lender in difficult times that our founders envisioned. We will continue to manage our risks closely as we execute our plans to grow revenues and earnings and thereby enhance shareholder value.

In Memoriam

Barry Loucks, Simsbury Bank's first President and Chief Executive Officer, passed away in May 2008. Barry's leadership and contributions to the Bank's success were recounted in our annual shareholder report to you in 2005. In his eulogy at Barry's funeral, Peter Pabich shared words written by Ralph Waldo Emerson that truly captured Barry's life. We share those words below in honor of Barry.

Looking Forward, Not Pulling Back

We look forward with confidence rooted in the strength of our people, our performance culture, our commitment to customer service excellence and the resilience of our market area. The current financial market and economic crisis creates an opportunity for us. We are open for business and seeking to provide the capital and financial strength that our market demands. We will manage risk well and create value for you, our shareholders.

We appreciate your support and look forward to continuing to help our customers achieve their life goals by being their banking and investment partner of choice.

Sincerely,


Martin J. Geitz                                    Lincoln S. Young
President & Chief Executive Officer       Chairman of the Board of Directors


================================================================================
                                                                 In Memoriam
================================================================================
  To laugh often and much;                          [PICTURE OF BARRY R. LOUCKS]
  To win the respect of intelligent people
  and the affection of children;
  To earn the appreciation of honest critics
  and endure the betrayal of false friends; To appreciate
  beauty; To find the best in others; To leave the world
  a bit better whether by a healthy child, a garden patch,
  or redeemed social conditions;
  To know even one life has breathed easier because you lived.
  This is to have succeeded.                                     Barry R. Loucks
================================================================================
                                                                   1943 to 2008
         Ralph Waldo Emerson
================================================================================


Selected Financial and Other Data
-----------------------------------------------------------------------------------


                                                       At 12/31/08            At 12/31/07            At 12/31/06
                                                    -------------------    -------------------   -------------------
Balance Sheet Data:
        Total assets                                      $240,756,468           $210,390,282           $217,046,550
        Loans, net                                         178,073,758            163,765,440            155,512,835
        Investment securities                               33,628,012             25,501,248             38,485,046
        Federal funds sold, money market mutual
            funds, and other interest-earning
            deposits                                         4,943,261              2,330,187              4,944,524
        Deposits                                           220,879,117            186,805,866            198,402,158
        Stockholders' equity                                16,846,649             17,318,059             16,119,064

                                                       For the Year           For the Year           For the Year
                                                      Ended 12/31/08         Ended 12/31/07         Ended 12/31/06
                                                    -------------------    -------------------    -------------------
Statement of Income Data:
        Total interest and dividend income                $ 11,064,810           $ 11,349,114           $ 11,135,620
        Total interest expense                               3,042,570              3,477,333              3,596,887
        Net interest and dividend income                     8,022,240              7,871,781              7,538,733
        Provision for loan losses                              450,000                250,000                      0
        Net interest and dividend income after
            provision for loan losses                        7,572,240              7,621,781              7,538,733
        (Loss) gains on loans sold, net                              0                  (414)                  3,977
        Writedown of available-for-sale
           securities                                      (1,755,600)              (227,900)                      0
        Other noninterest income                             1,601,042              1,821,379              1,152,262
        Noninterest expense                                  8,830,965              7,901,091              7,679,952
        Income tax (benefit) expense                         (768,459)                174,458                298,087
        Net (loss) income                                    (644,824)              1,139,711                716,933

        (Loss) earnings per common share                       $( .75)                  $1.34                  $ .85
        (Loss) earnings per common share,
             assuming dilution                                 $( .75)                  $1.33                  $ .84

Other Data:
        Net interest spread                                      3.56%                   3.64%                  3.44%

        Net interest margin                                      3.95%                   4.16%                  3.84%

        Return on average assets                                (0.30)%                  0.55%                  0.34%

        Return on average stockholders' equity                  (3.71)%                  6.80%                  4.52%

        Dividend payout ratio                                      n/a                   32.8%                  49.3%
        Average stockholders' equity to
            average assets                                        8.02%                  8.11%                  7.49%

Management's Discussion and Analysis of
Financial Conditions and Results of Operations
--------------------------------------------------------------------------------

Forward-Looking Statements

         When used in this Annual Report or any press release, public announcement or filing, the words "intends," "expects," "plans," "estimates," "projects," "believes," "anticipates" and similar expressions are intended to identify forward-looking statements. The Company (defined below) has made and may continue to make various forward-looking statements with respect to earnings, credit quality and other financial and business matters for periods subsequent to December 31, 2008. All statements, other than statements of historical facts, are forward-looking statements. The Company cautions that these forward-looking statements are not guarantees of future performance and are subject to numerous assumptions, risks and uncertainties, and that statements relating to subsequent periods are subject to greater uncertainty because of the increased likelihood of changes in underlying factors and assumptions. Actual results could differ materially from forward-looking statements. In addition to those factors previously disclosed by the Company or the Bank (defined below) and those factors identified elsewhere herein, the following factors could cause actual results to differ materially from such forward-looking statements: competitive pressures on loan and deposit product pricing; other actions of competitors; changes in economic conditions; the extent and timing of actions of the Federal Reserve Board; customer deposit disintermediation; changes in customers' acceptance of the Bank's products and services; and the extent and timing of legislative and regulatory actions and reforms.

         Please do not rely unduly on any forward-looking statement, as such statements speak only as of the date made and the Company undertakes no obligation to revise or update such statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events or circumstances.


General

         This discussion is designed to assist you in better understanding the Company's financial condition, results of operations, liquidity and capital resources and any significant changes and trends related thereto. This discussion should be read in conjunction with the our financial statements.

        SBT Bancorp, Inc. (the "Company") is the holding company for The Simsbury Bank & Trust Company, Inc. (the "Bank"). The Company was incorporated in the State of Connecticut on February 17, 2006. The Company became the Bank's sole shareholder pursuant to a reorganization that occurred on March 7, 2006. The Company's only business is its investment in the Bank, which is a community-oriented financial institution providing a variety of banking and investment services.

        The Bank was incorporated on April 28, 1992 and commenced operations as a Connecticut chartered bank on March 31, 1995. The Bank's deposit accounts are insured under the Federal Deposit Insurance Act, up to the maximum applicable limits thereof. The Bank is not a member of the Federal Reserve System. The Bank's main office and its corporate offices are located in the town of Simsbury, Connecticut. The Bank has branch offices in the towns of Granby, Avon, and Bloomfield, Connecticut. The Bank also maintains a business office in Canton, Connecticut. The aggregate population for the Bank's market area is 98,000, comprised of approximately 37,000 households. The Bank's customer base consists primarily of individual consumers and small businesses in north central Connecticut. The Bank has in excess of 20,175 deposit accounts.

        The Bank offers a full range of commercial banking services to residents and businesses in its primary and secondary markets through a wide variety of mortgage programs, home equity lines and loans, FDIC-insured checking, savings, and IRA accounts, 401K rollover, as well as safe deposit and other customary non-deposit banking services. As of December 31, 2008, approximately 70% of the Bank's loans were secured by residential property located in Connecticut. The Bank has two ATMs at its main office and the Bloomfield branch, and one ATM at each of its other branch/business office locations. The ATMs generate activity fees based upon utilization by other banks' customers. The Bank offers investment products to customers through SBT Investment Services, Inc., a wholly-owned subsidiary of the Bank, and through its affiliation with the securities broker/dealer LPL Financial Services Corporation.

         The Bank's deposits increased by $34.1 million or 18.3% in 2008, compared to an $11.6 million decrease in 2007. The Bank's total assets at year-end 2008 were $241 million, an increase of $31 million or 14.4% from the $210 million at year-end 2007. The Bank's loan portfolio increased by $14.4 million or 8.7% in 2008 and ended the year at $180.1 million. The Bank's loan-to-deposit ratio, an important determinant of net interest income, decreased to 82% at year-end 2008, compared to 89% at year-end 2007.

         There was a net loss of $644,824 or $(.75) per common share for the year ending December 31, 2008, a decrease of $1.78 million from the net income of $1,139,711 or $1.34 per common share reported for the year ended December 31, 2007. The net loss in 2008 was principally attributable to an impairment charge of $1,755,600 on investments in Fannie Mae and Freddie Mac securities

Results of Operations for the Years Ended December 31, 2008, 2007 and 2006

Net Interest Income and Net Interest Margin

         The Bank's earnings depend largely upon the difference between the income received from its loan portfolio and investment securities and the interest paid on its liabilities, mainly interest paid on deposits. This difference is "net interest income." The net interest income, when expressed as a percentage of average total interest-earning assets, is referred to as the net interest margin. The Bank's net interest income is affected by the change in the level and the mix of interest-earning assets and interest-bearing liabilities, referred to as volume changes. The Bank's net interest margin is also affected by changes in yields earned on assets and rates paid on liabilities, referred to as rate changes. Interest rates charged on the Bank's loans are affected principally by the demand for such loans, the supply of money available for lending purposes and competitive factors. These factors are in turn affected by general economic conditions and other factors beyond the Bank's control, such as federal economic policies, the general supply of money in the economy, legislative tax policies, governmental budgetary matters, and the actions of the Federal Reserve.

         Net interest and dividend income after provision for loan losses totaled $7,572,240 in 2008, which is a decrease of $49,541 from 2007, or 0.65% in 2008. Earning assets have grown from $191 million on December 31, 2005 to $226 million at December 31, 2008. The Bank's net interest spread and net interest margin decreased to 3.56% and 3.95% during 2008 as compared to 3.64% and 4.16% during 2007. This was primarily due to the historically low level of interest rates prevalent for much of the year.

         The following table presents the average amounts outstanding for the major categories of the Bank's interest-earning assets and interest-bearing liabilities and the average interest rates earned or paid thereon for the years ended December 31, 2008, 2007 and 2006.

                           NET INTEREST INCOME
                          (Dollars in thousands)

                                           For the Year Ended 12/31/08
                                       ------------------------------------
                                         Average       (1)
                                         Balance     Interest     Yield
                                       ------------- --------- ------------

Federal funds sold and overnight
deposits                                 $9,717         $ 145     1.49%

Investments  (1)                         23,577         1,251     5.31

Mortgage loans                           91,702         5,109     5.57
Commercial loans                         44,671         2,747     6.15
Consumer loans                           36,796         1,946     5.29
Term federal funds sold                     475            10     2.11
                                       --------      --------   -------
      Total loans                       173,644         9,812     5.65
                                       --------      --------

      Total interest-earning assets    $206,938        11,208     5.42
                                       ========        ======

NOW deposits                           $ 29,990         $  45     0.15%
Savings deposits                         65,706           717     1.09
Time deposits                            65,755         2,214     3.37
                                       --------      --------
      Total interest-bearing deposits   161,451         2,976     1.84

Securities sold under agreements to
      repurchase                          1,952            48     2.46
Federal Home Loan Bank advances             611            18     2.95
                                       --------      --------


     Total interest-bearing
     liabilities                       $164,014        $3,042     1.85%
                                       ========        ======

     Net interest income                               $8,166
                                                       ======
     Net interest spread                                          3.56%
                                                                  =====
     Net interest margin                                          3.95%
                                                                  =====


                                           For the Year Ended 12/31/07
                                       ------------------------------------
                                         Average       (1)
                                         Balance     Interest     Yield
                                       ------------- --------- ------------

Federal funds sold and overnight
deposits                                 $3,812         $ 201      5.27%

Investments  (1)                         33,092         1,597     4.83

Mortgage loans                           78,901         4,343     5.50
Commercial loans                         38,528         2,747     7.13
Consumer loans                           39,864         2,566     6.44
Term federal funds sold                      33             1     3.03
                                       --------      --------


      Total loans                       157,326         9,657     6.14
                                        -------         -----

      Total interest-earning assets    $194,230        11,455     5.90
                                       ========        ======

NOW deposits                           $ 27,764         $  51     0.18%
Savings deposits                         57,754           546     0.95
Time deposits                            65,016         2,758     4.24
                                       --------      --------
      Total interest-bearing deposits   150,534         3,355     2.23

Securities sold under agreements to
      repurchase                          1,529            37     2.42
Federal Home Loan Bank advances           1,632            85     5.21
                                       --------      --------


     Total interest-bearing            $153,695       $ 3,477     2.26%
                                       ========       =======
     liabilities

     Net interest income                              $ 7,978
                                                      =======
     Net interest spread                                          3.64%
                                                                  =====
     Net interest margin                                          4.16%
                                                                  =====

                           NET INTEREST INCOME
                          (Dollars in thousands)

                                           For the Year Ended 12/31/06
                                       ------------------------------------
                                         Average       (1)
                                         Balance     Interest     Yield
                                       ------------- --------- ------------

Federal funds sold and overnight
deposits                                 $4,348         $ 216     4.97%

Investments  (1)                         43,776         1,983     4.53

Mortgage loans                           77,038         4,174     5.42
Commercial loans                         36,727         2,594     7.06
Consumer loans                           37,920         2,296     6.05
Term federal funds sold                     137             6     4.38
                                       -------       --------

     Total loans                        151,822         9,070     5.97
                                        -------      --------

     Total interest-earning assets     $199,946       $11,269     5.64%
                                       ========       =======

NOW deposits                           $ 25,951         $  26     0.10%
Savings deposits                         61,444           558     0.91
Time deposits                            72,271         2,878     3.98
                                       --------      --------
     Total interest-bearing deposits    159,666         3,462     2.17

Securities sold under agreements to
      repurchase                          1,903            41     2.15
     Federal Home Loan Bank advances      1,763            94     5.33
                                       ------        --------


Total interest-bearing liabilities     $163,332       $ 3,597     2.20%
                                       ========       =======

Net interest income                                   $ 7,672
                                                      =======
     Net interest spread                                          3.44%
                                                                 ======
     Net interest margin                                          3.84%
                                                                 ======



(1) On a fully taxable equivalent basis based on a tax rate of 34 %. Interest income on investments includes a fully taxable equivalent adjustment of $143,000 in 2008, $106,000 in 2007 and $133,000 in 2006.

         The following table sets forth the effects of changing rates and volumes on our net interest income. The rate column shows the effects attributable to changes in rate (changes in rate multiplied by prior volume). The volume column shows the effects attributable to changes in volume (changes in volume multiplied by prior rate). The net column represents the sum of the prior columns. For purposes of this table, changes attributable to changes in both rate and volume that cannot be segregated have been allocated proportionally based on the changes due to rate and the changes due to volume.




                                           Year Ended December 31, 2008     Year Ended December 31, 2007
                                                    Compared to                      Compared to
                                           Year Ended December 31, 2007     Year Ended December 31, 2006
                                          -------------------------------- --------------------------------
                                          Increase (Decrease)              Increase (Decrease)
                                                 Due to                           Due to
                                          ---------------------            ---------------------
                                              Volume      Rate        Net      Volume      Rate        Net
                                          ------------- -------- ---------- ----------- --------- ----------
                                                                   (In thousands)
 Interest and dividend income:
    Federal funds sold and overnight
        Deposits                                $ 47     $(102)      $(55)        $ 11    $ (26)     $ (15)
    Investments                                  182      (529)      (347)         143     (528)      (385)
    Loans                                       (380)      535        155          253      334        587
          Total interest-earning assets         (151)      (96)      (247)         407     (220)       187
                                                ----       ---       ----          ---     ----        ---

 Interest expense:
    NOW deposits                                 (11)        5         (6)          23        2         25
    Savings deposits                              90        81        171           26      (38)       (12)
    Time deposits                               (576)       32       (544)         225     (344)      (119)
                                               -----        --      -----          ---     -----      -----
         Total interest-bearing deposits        (497)      118       (379)         274     (380)      (106)

    Securities sold under agreements to
           Repurchase                              1        10         11           7       (11)        (4)
    FHLB advances                                (27)      (40)       (67)         (2)       (7)        (9)
                                                 ---       ---        ---          --        --         --
          Total interest-bearing liabilities    (523)       88       (435)        279      (398)      (119)
                                                ----        --       ----         ---      ----       ----

    Net change in interest income              $ 372     $(184)     $ 188       $ 128     $ 178      $ 306
                                               =====     ======     =====       =====     =====      =====


Provision for Loan Losses

         Provisions for loan losses are charged to earnings to bring the total allowance for loan losses to a level deemed appropriate by the Bank's management ("Management") based on such factors as historical experience, the volume and type of lending conducted by the Bank, the amount of non-performing loans, regulatory policies, generally accepted accounting principles, general economic conditions, and other factors related to the collectability of loans in the Bank's portfolio.

         Each month the Bank reviews the allowance for loan losses and makes additional provisions to the allowance, as needed. For the year ended December 31, 2008, the allowance was increased by $92,593, net of charge-offs and recoveries. The total allowance for loan losses at December 31, 2008 was $2,017,145 or 1.12% of outstanding loans. This compares with a total allowance for loan losses of $1,924,552 at year-end 2007, which represented 1.16% of outstanding loans. With the exclusion of loans to financial institutions (term federal funds sold), this ratio was 1.18% at year-end 2008 and 1.18% at year-end 2007. During 2008, the Bank charged off thirteen loans for a total of $358,862. During 2007, the Bank charged off four loans for a total of $23,777. The Bank recovered 2 loans for $1,455 during 2008. There were no loan recoveries in 2007. Management believes the allowance for loan losses is adequate.

Noninterest Income and Noninterest Expense

The following table sets forth the various components of the Bank's noninterest (charges) income, and noninterest expense for the years ended December 31, 2008, 2007 and 2006.

                                              NONINTEREST (CHARGES) INCOME

                        For Year      % of Income       For Year      % of Income       For Year      % of Income
                          Ended        excluding          Ended        excluding          Ended        excluding
                        12/31/08       Writedown        12/31/07       Writedown        12/31/06       Writedown
                      -----------------------------------------------------------------------------------------------

 Service charges on
     deposit accounts      $479,210         29.9%          $413,758         22.7%          $336,664         29.1%
 Safe deposit fees           74,039          4.6             79,764          4.3             74,039          6.4
 Business manager           129,232          8.1            132,339          7.3            129,232         11.2
     income
 (Loss) gain on                   -            -               (414)           -              3,977          0.3
     loans sold, net
 SBT Investment              82,295          5.2            210,630         11.6            165,496         14.3
     Services, Inc
 Other income               836,266         52.2            985,302         54.1            446,831         38.7
                            -------         ----            -------         ----            -------         ----
 Noninterest income--
         excludes
         write-down      $1,601,042        100.0%        $1,821,379        100.0%        $1,156,239        100.0%
                         ==========        ======        ==========        ======        ==========        ======

 Write-down of
    securities-available
    for sale             (1,755,600)                       (227,900)
                         ===========                       =========

            Total
   noninterest
   (charges)             $(154,558)                      $1,593,479                      $1,156,239
    Income               ==========                      ==========                      ==========



                                                NONINTEREST EXPENSE

                                     For Year                  For Year                    For Year
                                      Ended         % of         Ended           % of        Ended         % of
                                    12/31/08       Total       12/31/07         Total      12/31/06        Total
                                  --------------- ---------- -------------- ------------- ------------ ------------

 Salaries and employee benefits    $4,284,603         48.5%   $4,166,414        52.7%      $4,036,284      52.6%
 Occupancy expense                  1,287,076         14.5     1,115,588        14.1        1,028,280      13.4
 Equipment expense                    411,703          4.7       391,122         5.0          324,683       4.2
 Impairment of Operating Lease        298,657          3.4
 Professional fees                    407,597          4.6       417,476         5.3          209,355       2.7
 Advertising and promotions           384,404          4.4       335,999         4.3          346,677       4.5
 Forms and supplies                   152,212          1.7       126,826         1.6          364,181       4.7
 Insurance                            200,750          2.3       110,172         1.4           75,023       1.0
 Loan expenses                         68,393          0.8        77,603         1.0          120,846       1.6
 Postage                              151,522          1.7       130,700         1.6          147,885       1.9
 Other expenses                     1,184,048         13.4     1,029,191        13.0        1,026,738      13.4
                                  -----------       ------   -----------      ------      -----------    ------

            Total                  $8,830,965        100.0%   $7,901,091       100.0%      $7,679,952     100.0%
                                   ==========        ======   ==========       ======      ==========     ======


         Noninterest income for the twelve months ended December 31, 2008, excluding the writedown of securities available-for-sale decreased by approximately $220,000 from the twelve months ended December 31, 2007. This 2008 decrease was due primarily to a decrease of $338,000 in cash surrender value of bank owned life insurance ("BOLI") and BOLI death benefit income. Total noninterest (charges) income was a loss in 2008 due to the writedown of securities available-for-sale. Management deemed Fannie Mae and Freddie Mac preferred stock holdings to be other-than-temporarily impaired. Service charges and fee income grew by approximately $115,000 during 2008, an increase of 12%. The Bank sold no mortgages in 2008. The Bank sold residential mortgage loans with thirty-year maturities during 2007, resulting in a loss of $414. At December 31, 2008, the Bank had over 20,175 deposit accounts, 100 or 0.50% more than the number of accounts at year-end 2007 and approximating the same number of accounts at year-end 2006. SBT Investment Services, Inc. revenue decreased by approximately $125,000 in 2008 compared to 2007.

         Noninterest expense for the year ended December 31, 2008 was $8,831,000, an increase of $930,000, approximately 10%, over 2007. Noninterest expense for the year ended December 31, 2007 was $7,901,000. This compares to an increase of 3% from 2006 to 2007 in noninterest expense. The increases in 2008 were primarily related to one-time charges of $485,000 for reconfiguration of the Company's Albany Turnpike service network, and the approximately $100,000 increase in FDIC insurance assessment. All banks experienced similar increases in FDIC insurance in 2008.

         Salaries and employee benefits comprised 49% of total noninterest expense during 2008, as compared to 53% in 2007. Occupancy expense and equipment expense, at approximately 19% in 2008 and 2007, respectively, continue to be the other major categories in 2008.


Financial Condition at Years Ended December 31, 2008, 2007 and 2006

         The following table sets forth the average balances of each principal category of our assets, liabilities and capital accounts for the years ended December 31, 2008, 2007 and 2006.

                                    Distribution of Assets, Liabilities and Stockholders' Equity
                                                       (Dollars in thousands)

                                                                                   For the Year     For the Year     For the Year
                                                                                   Ended 12/31/08   Ended 12/31/07   Ended 12/31/06
                                                                                  ---------------- ---------------- ----------------
                                                                                           Percent          Percent          Percent
                                                                                             of               of               of
                                                                                  Average   Total  Average  Total   Average  Total
                                                                                   Balance  Assets  Balance  Assets  Balance  Assets
                                                                                  ---------------- ---------------- ----------------
Assets
 Cash and due from banks                                                          $  7,682    3.6%   $7,604    3.7%   $6,511    3.1%
 Investment securities                                                              22,873   10.5    33,092   16.0    43,776   20.7
 Federal funds sold and overnight
  Deposits                                                                           9,717    4.5     3,812    1.9     4,348    2.1
 Loans, net                                                                        171,723   79.1   155,616   75.4   150,102   71.0
 Premises and equipment                                                              1,072    0.5     1,410    0.7     1,309    0.6
 Accrued interest and other assets                                                   3,960    1.8     4,942    2.3     5,462    2.5
                                                                                  -------- ------- -------- ------- -------- -------

     Total assets                                                                 $217,027  100.0% $206,476  100.0% $211,508  100.0%
                                                                                  ======== ======= ======== ======= ======== =======

Liabilities and Stockholders' Equity
 Deposits
  Demand and NOW deposits                                                         $ 64,953   29.9%  $62,955   30.5%  $57,982   27.4%
  Savings deposits                                                                  65,706   30.3    57,754   28.0    61,444   29.1
  Time deposits                                                                     65,755   30.3    65,016   31.5    72,271   34.1
                                                                                  -------- ------- -------- ------- -------- -------
     Total deposits                                                                196,414   90.5   185,725   90.0   191,697   90.6
Accrued interest and other liabilities                                               3,210    1.5     3,995    1.9     3,964    1.9
                                                                                  -------- ------- -------- ------- -------- -------

     Total liabilities                                                             199,624   92.0   189,720   91.9   195,661   92.5
                                                                                  -------- ------- -------- ------- -------- -------

Stockholders' equity:
 Common stock                                                                        9,177    4.2     8,576    4.2     8,555    4.1
 Retained earnings and other
  comprehensive income                                                               8,226    3.8     8,180    3.9     7,292    3.4
                                                                                  -------- ------- -------- ------- -------- -------
     Total stockholders' equity                                                     17,403    8.0    16,756    8.1    15,847    7.5
                                                                                  -------- ------- -------- ------- -------- -------

     Total liabilities and
       stockholders' equity                                                       $217,027  100.0% $206,476  100.0% $211,508  100.0%
                                                                                  ======== ======= ======== ======= ======== =======

Investment Portfolio

         In order to maintain a reserve of readily marketable assets to meet the Bank's liquidity and loan requirements, the Bank purchases United States Treasury securities and other investments. Sales of "federal funds" (short-term loans to other banks) are regularly utilized. Placement of funds in certificates of deposit with other financial institutions may be made as alternative investments pending utilization of funds for loans or other purposes.

         Securities may be pledged to meet security requirements imposed as a condition for receipt of deposits of public funds and repurchase agreements. At December 31, 2008, the Bank had fifteen securities with a carrying value totaling $4,968,163 pledged for such purposes.

         As of December 31, 2008, the Bank's investment portfolio consisted of U.S. government and agency securities and preferred stocks, mortgage-backed securities, corporate bonds, municipal securities, and money market mutual funds. The Bank's policy is to stagger the maturities of its investments to meet overall liquidity requirements of the Bank.

         The following table summarizes the amounts and distribution of the Bank's investment securities held as of December 31, 2008, 2007, and 2006.

                                  INVESTMENT PORTFOLIO
                                 (Dollars in thousands)
                                                             December 31, 2008
                                                     -----------------------------------
                                                     Amortized     Fair
                                                        Cost       Value       Yield
                                                     ----------- ---------- ------------
  AVAILABLE-FOR-SALE SECURITIES
  U.S. Government and Agency securities
       Due within one year                                $ 500   $    503     4.91%
       Due after one to five years                        5,272      5,351     3.25
                                                          -----      -----
           Total U.S. Government and Agency
           securities                                     5,772      5,854     3.40
  State and municipal securities
      Due after one to five years                         1,493      1,546     5.39
      Due after five to ten years                           231        237     5.41
      Due after ten to fifteen years                      1,851      1,822     3.92
      Due beyond fifteen years                            2,373      2,249     4.12
                                                          -----      -----
           Total state and municipal securities           5,948      5,854     4.43
  Corporate debt securities
      Due within one year                                 2,159      2,176     6.00
      Due after one to five years                           512        514     5.00
                                                            ---        ---
           Total corporate debt securities                2,671      2,690     5.78



 Mortgage-backed securities
      WARM* within one year                                234        234     3.72

      WARM* after one to five years                      2,216      2,236     3.88
      WARM* after five to ten years                      3,472      3,469     4.55
      WARM* after ten to fifteen years                   4,219      4,231     4.77
      WARM* beyond fifteen years                         6,658      6,533     5.22
                                                         -----      -----
          Total mortgage-backed securities              16,799     16,703     4.77
 SBA loan pool
      Due within one year                                   17         18     8.80
      Due after one to five years                          230        231     4.63
      Due after five to ten years                            0          0     0.00
      Due after  ten to fifteen years                    1,583      1,630     5.11
                                                         -----      -----
          Total SBA loan pool                            1,830      1,879     5.09

     Preferred stocks                                       17         17     0.00
                                                    ----------  ----------

          Total available-for-sale securities         $33,037     $32,997     4.64
                                                     --------     -------

 * - Weighted-Average Remaining Maturity


                                                             December 31, 2007
                                                    ------------------------------------
                                                     Amortized     Fair
                                                       Cost       Value       Yield
                                                    ------------ --------- -------------
 AVAILABLE-FOR-SALE SECURITIES
 U.S. Government and Agency securities
      Due within one year                               $ 3,000   $ 2,999     4.85%
      Due after one to five years                         1,500     1,503      5.53
                                                          -----     -----
          Total U.S. Government and Agency                4,500     4,502      5.08
          securities
 State and municipal securities
     Due after one to five years                          2,325     2,393      5.30
     Due after five to ten years                          4,588     4,624      4.46
                                                          -----     -----
          Total state and municipal securities            6,913     7,017      4.79
 Corporate debt securities
     Due after one to five years                            475       474       3.3
                                                            ---       ---
          Total corporate debt securities                   475       474       3.3


 Mortgage and asset-backed securities
      WARM* after one to five years                      11,636     11,625     5.02
                                                         ------  ---------

          Total mortgage-backed securities               11,636    11,625      5.02
 Preferred stocks                                         1,772     1,253      5.09
                                                        -------  --------

          Total available-for-sale securities          $ 25,296  $ 24,871     4.79%
                                                       ========  ========

 * - Weighted-Average Remaining Maturity


                                   INVESTMENT PORTFOLIO
                                  (Dollars in thousands)

                                                            December 31, 2006
                                               --------------------------------------------
                                                Amortized        Fair
                                                   Cost          Value             Yield
                                               ------------- -------------- ---------------
 AVAILABLE-FOR-SALE SECURITIES
 U.S. Government and Agency securities
    Due within one year                              $7,076        $ 7,016       3.45%
    Due after one to five years                      10,750         10,646       4.41
                                                     ------         ------
      Total U.S. Government and Agency
      securities                                     17,826         17,662       4.03
 State and municipal securities
    Due after one to five years                       2,261          2,261       4.31
    Due after five to ten years                       1,724          1,833       5.43
                                                      -----          -----
      Total state and municipal securities            3,985          4,094       4.79
   Corporate debt securities
     Due after one to fuve years                        475            465       3.30
                                                        ---            ---
        Total corporate debt securities                 475            465       3.30


    Mortgage-backed securities
      WARM* within one year                           7,851          7,698       4.63
      WARM* after one to five years                   6,261          6,142       4.67
                                                      -----         -----
        Total mortgage-backed securities             14,112         13,840       4.65
 Preferred stocks                                     2,000          1,756       4.18
                                                      -----          -----
        Total available-for-sale securities        $ 38,398       $ 37,817       4.29%
                                                   ========       ========

 * - Weighted-Average Remaining Maturity

Loan Portfolio

     General The following table presents the Bank's loan portfolio as of December 31, 2008, 2007, 2006, 2005 and 2004.


                                                      LOAN PORTFOLIO
                                                  (Dollars in thousands)

                                              December 31, 2008          December 31, 2007           December 31, 2006
                                            ----------------------     -----------------------    ------------------------
                                                       % Total                        % Total                     % Total
                                              Balance    Loans           Balance       Loans        Balance        Loans
                                            ----------------------     -----------------------    ------------------------

Commercial, financial and agricultural *     $ 15,742     8.7%             $ 16,585    10.0%        $ 10,947        7.0%
Real estate - construction and land             8,871     4.9                10,756     6.5           11,113        7.1
development
Real estate - residential                     126,042    70.1               113,629    68.7          106,375       67.7
Real estate - commercial                       22,962    12.8                15,135     9.1           15,974       10.2
Municipal                                       2,082     1.2                 1,916     1.2              987        0.6
Consumer                                        4,125     2.3                 7,427     4.5           11,582        7.4
                                            ---------     ---          ------------     ---        ---------    ---------

Total loans                                   179,824     100.0%            165,448    100.0%        156,978      100.0%
                                                       =========                     ========                   ========

Allowance for loan losses                      (2,017)                       (1,925)                  (1,698)
Deferred costs, net                               267                           242                      233
                                            ----------                  ------------                     ---

Net Loans                                    $178,074                      $163,765                 $155,513
                                             ========                      ========                 ========

* - Includes Term federal funds sold of $2,000,000 at 12/31/2008, $3,000,000 at
12/31/2007 and $0 at 12/31/2006.



                                               December 31, 2005           December 31, 2004
                                            ------------------------    -------------------------
                                                            % Total                      % Total
                                               Balance        Loans         Balance        Loans
                                            ------------------------    -------------------------

Commercial, financial and agricultural *      $ 11,386        7.7%         $ 14,089        9.9%
Real estate - construction and land              9,037        6.1             6,954        4.9
development
Real estate - residential                       96,459       65.5            97,646       68.4
Real estate - commercial                        16,101       10.9            11,197        7.8
Municipal                                          987        0.7             1,015        0.7
Consumer                                        13,381        9.1            11,850        8.3
                                            ----------  ---------       -----------  ------------

Total loans                                    147,351      100.0%          142,751      100.0%
                                                        ==========                   ============

Allowance for loan losses                       (1,720)                      (1,702)
Deferred costs, net                                175                          180
                                                   ---                          ---

Net Loans                                     $145,806                     $141,229
                                              ========                     ========

* - Includes Term federal funds sold of $2,000,000 at 12/31/2005 and $4,000,000 at 12/31/2004.


         The Bank's commercial loans are made for the purpose of providing working capital, financing the purchase of equipment, or for other business purposes. Such loans include loans with maturities ranging from thirty days to one year and "term loans" which are loans with maturities normally ranging from one to twenty-five years. Short-term business loans are generally intended to finance current transactions and typically provide for periodic principal payments, with interest payable monthly. Term loans normally provide for fixed or floating interest rates, with monthly payments of both principal and interest.

         The Bank's construction loans are primarily interim loans made to finance the construction of commercial and single-family residential property. These loans are typically short-term. The Bank generally pre-qualifies construction loan borrowers for permanent "take-out" financing as a condition to making the construction loan. The Bank occasionally will make loans for speculative housing construction or for acquisition and development of raw land.

         The Bank's other real estate loans consist primarily of loans made based on the borrower's cash flow and which are secured by deeds of trust on commercial and residential property to provide another source of repayment in the event of default. It is the Bank's policy to restrict real estate loans without credit enhancement to no more than 80% of the lower of the appraised value or the purchase price of the property depending on the type of property and its utilization. The Bank offers both fixed and floating rate loans. Maturities on such loans typically range from five to twenty years. However, Small Business Administration (SBA) and certain other real estate loans easily sold in the secondary market are made for longer maturities. The Bank has been designated an approved SBA lender. The Bank's SBA loans are categorized as commercial or real estate - commercial depending on the underlying collateral. Also, the Bank has been approved as an originator of loans that can be sold to the Federal Home Loan Mortgage Corporation.

         The Bank has an agreement with Taylor, Bean, and Whitaker (TB&W), to sell mortgage loans originated by the Bank to TB&W. During 2008 there were no sold loans. During the year ended December 31, 2007, the Bank sold one loan with total principal balance of $268,000 resulting in a total net loss of $414 for the Bank. During the year ended December 31, 2006, the Bank sold four loans with total principal balances of $598,000 resulting in total net gains of $3,977 for the Bank.

         Consumer loans are made for the purpose of financing automobiles, various types of consumer goods, and other personal purposes. Consumer loans generally provide for the monthly payment of principal and interest. Most of the Bank's consumer loans are secured by the personal property being purchased.

         With certain exceptions, the Bank is permitted under applicable law to make related extensions of credit to any one borrowing entity up to 15% of the Bank's capital and reserves. An additional 10% is allowable if the credit is fully secured by qualified collateral. The Bank sells participations in its loans when necessary to stay within lending limits. As of December 31, 2008, these lending limits for the Bank were $2,727,485 and $4,545,800 respectively.

         Loan Concentrations The Bank does not have any significant concentrations in its loan portfolio by industry or group of industries. As of December 31, 2008, approximately 70% of the Bank's loans were secured by residential property located in Connecticut. As of December 31, 2007, 74% of the Bank's loans were secured by such property.

         Loan Portfolio Maturities and Interest Rate Sensitivity The following table summarizes the maturities and interest rate sensitivity of the Bank's loan portfolio.

                                      MATURITIES AND RATE SENSITIVITY OF LOANS
                                              As of December 31, 2008
                                                   (In thousands)

                                                                   Over One
                                                                   but less
                                                    One Year          than            Over
                                                    Or Less        Five Years       Five Years       Total
                                                   ----------    -------------     ------------    -----------

       Commercial, financial and agricultural      $   5,449         $ 10,293      $         -        $15,742
       Real Estate - construction and land             8,871                -                -          8,871
       development
       Real Estate - residential                      37,821           52,697           35,524        126,042
       Real Estate - commercial                       17,197            3,844            1,921         22,962
       Municipal                                       2,082                -                -          2,082
       Consumer                                        1,777            2,348                -          4,125
                                                       -----             ----            -----       --------
                     Total loans                   $  73,197         $ 69,182         $ 37,445       $179,824
                                                   =========         ========         ========       ========

       Loans with fixed interest rates             $  19,261         $ 50,037         $ 34,205       $103,503
       Loans with variable interest rates             53,936           19,145            3,240         76,321
                                                   ---------           ------        ---------      ---------
                   Total loans                     $  73,197         $ 69,182         $ 37,445       $179,824
                                                   =========         ========         ========       ========

         The following table sets forth at December 31, 2008, 2007 and 2006 the Bank's loan commitments, standby letters of credit, and unadvanced portions of loans.

                 LOAN COMMITMENTS AND STANDBY LETTERS OF CREDIT
                                 (In thousands)

                                        12/31/08    12/31/07    12/31/06
                                        --------    --------    --------

         Commitments to originate
         loans                         $   1,273    $  2,222    $  3,521
         Standby letters of credit           337         557         428
         Unadvanced portion of loans:
            Construction                   5,987       8,480       6,698
            Commercial lines of            9,479       6,801       6,380
            credit
            Consumer                         715         730         780
            Home  equity lines of         22,894      22,721      22,898
                                          ------      ------      ------
            credit

            Total                       $ 40,685    $ 41,511    $ 40,705
                                        ========    ========    ========

         Non-Performing Assets Interest on performing loans is accrued and taken into income daily. Loans over 90 days past due are deemed "non-performing" and are placed on a nonaccrual status, unless the loan is well collateralized and in the process of collection. Interest received on nonaccrual loans is credited to income only upon receipt and in certain circumstances may be applied to principal until the loan has been repaid in full, at which time the interest received is credited to income. The Bank had 12 nonaccrual loans with a balance of approximately $561,000 as of December 31, 2008, one with a balance of approximately $5,000 as of December 31, 2007, one with a balance of approximately $78,000 as of December 31, 2006, and one with a balance of $32,000 as of December 31, 2005. There were no nonaccrual loans as of December 31, 2004. Gross interest that would have been recorded in the period ended December 31, 2008 if the nonaccrual loans had been current was approximately $26,000. The amount of interest on nonaccrual loans included in net income for 2008 was approximately $19,000. As of December 31, 2008 and 2007, the Bank had four loans with a balance of approximately $90,000 and one with a balance of approximately $1,000 respectively that were more than 90 days past due and still accruing interest. The Bank had no loans more than 90 days past due and still accruing interest as of year-end 2006, 2005, and 2004.

         When appropriate or necessary to protect the Bank's interests, real estate taken as collateral on a loan may be taken by the Bank through foreclosure or a deed in lieu of foreclosure. Real property acquired in this manner by the Bank is referred to as "other real estate owned" ("OREO"), and is carried on the books of the Bank as an asset, at the lesser of the Bank's recorded investment or the fair value less estimated costs to sell. As of December 31, 2008, 2007 and 2006, there was no OREO held by the Bank.

         The risk of nonpayment of loans is an inherent feature of the banking business. That risk varies with the type and purpose of the loan, the collateral which is utilized to secure payment, and ultimately, the credit worthiness of the borrower. In order to minimize this credit risk, the Bank requires that most loans be approved by at least two officers, one of whom must be an executive officer. Commercial loans greater than $100,000 as well as other loans in certain circumstances must be approved by the Loan Committee of the Company's Board of Directors.

         The Bank also maintains a program of annual review of certain new and renewed loans by an outside loan review consultant. Loans are graded from "pass" to "loss," depending on credit quality, with "pass" representing loans that are fully satisfactory as additions to the Bank's portfolio. These are loans which involve a degree of risk that is not unwarranted given the favorable aspects of the credit and which exhibit both primary and secondary sources of repayment. Classified loans identified in the review process are added to the Bank's Internal Watchlist and an additional allowance for loan losses is established for such loans if appropriate. Additionally, the Bank is examined regularly by the Federal Deposit Insurance Corporation and the State of Connecticut Department of Banking at which time a further review of the loan portfolio is conducted.

         There were forty-one classified loans with a combined outstanding balance of $ 5,944,355 as of December 31, 2008 and twenty-four classified loans with a combined outstanding balance of $4,157,400 as of December 31, 2007.

Allowance for Loan Losses

         The Bank maintains an allowance for loan losses to provide for potential losses in the loan portfolio. Additions to the allowance are made by charges to operating expenses in the form of a provision for loan losses. All loans that are judged to be uncollectible are charged against the allowance while any recoveries are credited to the allowance. Management conducts a critical evaluation of the loan portfolio monthly. This evaluation includes an assessment of the following factors: the results of the Bank's internal loan review, any external loan review, any regulatory examination, loan loss experience, estimated potential loss exposure on each credit, concentrations of credit, value of collateral, any known impairment in the borrower's ability to repay, and present and prospective economic conditions.

         The following table summarizes the Bank's loan loss experience, transactions in the allowance for loan losses, and certain prominent ratios at or for the years ended December 31, 2008, 2007, 2006, 2005 and 2004.


                            ALLOWANCE FOR LOAN LOSSES
                             (Dollars in thousands)

                                                         At or For          At or For         At or For
                                                          the Year          the Year           the Year
                                                           Ended             Ended              Ended
                                                          12/31/08          12/31/07           12/31/06
                                                         -----------       ------------     --------------

    ALLOWANCE FOR LOAN LOSSES
    Balance at beginning of period                          $ 1,924            $ 1,698            $ 1,720
                                                            -------            -------            -------
    Charge-offs:
         Commercial, financial and agricultural                (130)                (3)
         Installment loans to individuals                      (229)               (21)               (22)
                                                               -----               ----               ----
         Total charge-offs                                     (359)               (24)               (22)
                                                               -----               ----               ----
    Total recoveries (installment loans to individuals)                                                 -
                                                                  2                  -

    Net loans (charged-off) recovered                          (357)               (24)               (22)
                                                         ----------        -----------      -------------
    Provision for loan losses                                   450                250                  -
                                                         ----------        -----------      -------------
    Balance at end of period                                 $2,017             $1,924             $1,698
                                                             ======             ======             ======

    BALANCES
    Average total loans                                    $173,168           $157,326           $144,749
    Total loans at end of period                            179,824            165,448            156,978

    RATIOS
    Allowance for loan losses to average loans                 1.17%             1.22%               1.19%
    Allowance for loan losses to loans at end of period        1.12              1.16                1.08



                                                          At or For         At or For
                                                          the Year          the Year
                                                           Ended             Ended
                                                          12/31/05          12/31/04
                                                         -----------       ------------

    ALLOWANCE FOR LOAN LOSSES
    Balance at beginning of period                          $ 1,702            $ 1,670
                                                            -------            -------
    Total charge-offs (installment loans to                     (12)               (14)
    individuals)
    Total recoveries (installment loans to individuals)           -                 21
                                                                ---                 --
    Net loans (charged-off) recovered                           (12)                 7
                                                                ---                  -
    Provision for loan losses                                    30                 25
                                                            -------        -----------
    Balance at end of period                                 $1,720             $1,702
                                                             ======             ======

    BALANCES
    Average total loans                                    $144,749           $133,719
    Total loans at end of period                            147,351            142,751

    RATIOS
    Allowance for loan losses to average loans                 1.19%              1.28%
    Allowance for loan losses to loans at end of period        1.17               1.19

         The following table summarizes the allocation of the allowance for loan losses by loan type and the percent of loans in each category compared to total loans at December 31, 2008, 2007, 2006, 2005 and 2004.

                                              ALLOCATION OF ALLOWANCE FOR LOAN LOSSES
                                                       (Dollars in thousands)

                                                                         December 31, 2008    December 31, 2007   December 31, 2006
                                                                        -------------------- ------------------- -------------------
                                                                        Allocation   % of     Allocation % of     Allocation % of
                                                                           of       Loans by     of     Loans by     of     Loans by
                                                                         Allowance  Category  Allowance Category  Allowance Category
                                                                        -------------------- ------------------- -------------------

Real estate - residential                                                     $639     70.1%       $563    68.7%     $  464    67.7%
Real estate - commercial                                                       823     12.8         316     9.1         465    10.2
Real estate - construction and land
development                                                                     77      4.9         464     6.5         212     7.1
Commercial, financial and agricultural                                         345      8.8         363    10.0         331     7.0
Municipal                                                                       33      1.2          31     1.2           9     0.6
Consumer                                                                       100      2.2         188     4.5         217     7.4
                                                                        ---------- --------- ---------- -------- ---------- --------

Total                                                                       $2,017    100.0%     $1,925   100.0%     $1,698   100.0%
                                                                        ========== ========= ========== ======== ========== ========


                                                                                December 31, 2005   December 31, 2004
                                                                               ------------------- -------------------
                                                                                Allocation   % of   Allocation % of
                                                                                   of     Loans by     of     Loans by
                                                                                Allowance Category  Allowance Category
                                                                               ------------------- -------------------

Real estate - residential                                                            $418    65.5%       $513    68.4%
Real estate - commercial                                                              455    10.9         264     7.8
Real estate - construction and land
development                                                                           208     6.1         116     4.9
Commercial, financial and agricultural                                                370     7.7         525     9.9
Municipal                                                                               9     0.7          26     0.7
Consumer                                                                              260     9.1         258     8.3
                                                                               ---------- -------- ---------- --------

Total                                                                              $1,720   100.0%     $1,702   100.0%
                                                                               ========== ======== ========== ========


Deposits

         Deposits are the Bank's primary source of funds. At December 31, 2008, the Bank had a deposit mix of 32% checking, 30% savings and 38% certificates. Seventeen percent of the total deposits of $220.9 million were noninterest bearing at December 31, 2008. At December 31, 2007, the Bank had a deposit mix of 37% checking, 29% savings and 34% certificates. Twenty-two percent of the total deposits of $186.8 million were noninterest bearing at December 31, 2007. At December 31, 2008 $15.2 million of the Bank's deposits were from public sources. At December 31, 2007, $7.5 million of the Bank's deposits were from public sources. The Bank's net interest income is enhanced by its percentage of noninterest bearing deposits.

         The Bank's deposits are obtained from a cross-section of the communities it serves. No material portion of the Bank's deposits has been obtained from or is dependent upon any one person or industry. The Bank's business is not seasonal in nature. The Bank accepts deposits in excess of $100,000 from customers. Those deposits are priced to remain competitive. As of December 31, 2008 and 2007, the Bank had no brokered funds on deposit.

         The Bank is not dependent upon funds from sources outside the United States and has not made loans to any foreign entities.

         The following table summarizes the distribution of average deposits and the average annualized rates paid for the years ended December 31, 2008, 2007 and 2006.



                                AVERAGE DEPOSITS
                             (Dollars in thousands)

                             For the Year Ended           For the Year Ended            For the Year Ended
                             December 31, 2008             December 31, 2007            December 31, 2006
                           -----------------------     --------------------------    -------------------------
                            Average      Average         Average        Average        Average       Average
                            Balance        Rate          Balance         Rate          Balance        Rate
                           -----------------------     --------------------------    -------------------------

Demand deposits              $34,963      0.00%            $35,189        0.00%            $32,031      0.00%
NOW deposits                  29,990      0.15              27,764        0.18              25,951      0.10
Savings deposits              65,706      1.09              57,754        0.94              61,444      0.91
Time deposits                 65,755      3.37              64,999        4.24              72,271      3.98
                           ---------                    ----------                    ------------

   Total average deposits   $196,414      1.51%           $185,706       1.81%            $191,697      1.81%
                            ========                      ========                        ========


         The following table indicates the maturity schedule for the Bank's time deposits of $100,000 or more as of December 31, 2008, 2007 and 2006.




                           SCHEDULED MATURITY OF TIME DEPOSITS OF $100,000 OR MORE
                                          (Dollars in thousands)

                                    December 31, 2008           December 31, 2007         December 31, 2006
                                 ------------------------     ----------------------     ---------------------
                                                 % of                       % of                    % of
                                   Balance       Total         Balance      Total         Balance     Total
                                 ------------------------     ----------------------     ---------------------

Three months or less                 $21,148     62.6%          $ 9,723      47.4%        $ 15,322     60.5%
Over three through six months          5,180     15.4             6,474     31.5             6,036      23.9
Over six through twelve months         3,923     11.6             2,938     14.3             1,998       7.9
Over twelve months                     3,503     10.4             1,388      6.8             1,948       7.7
                                 -----------     ----         ---------  -------         ---------  --------

        Total Time Deposits          $33,754     100.0%         $20,523     100.0%         $25,304     100.0%
                                     =======     ======         =======     ======         =======     ======



Liquidity and Asset-Liability Management

         Liquidity management for banks requires that funds always be available to pay anticipated deposit withdrawals and maturing financial obligations promptly and fully in accordance with their terms. The balance of the funds required is generally provided by payments on loans, sale of loans, liquidation of assets and the acquisition of additional deposit liabilities. One method banks utilize for acquiring additional liabilities is through the acceptance of "brokered deposits" (defined to include not only deposits received through deposit brokers, but also deposits bearing interest in excess of 75 basis points over market rates), typically attracting large certificates of deposit at high interest rates. The Bank, however, has not accepted and does not anticipate accepting "brokered deposits" in the future.

         To meet liquidity needs, the Bank maintains a portion of its funds in cash deposits in other banks, federal funds sold, and available-for-sale securities. As of December 31, 2008, the Bank's liquidity ratio was 21%, defined as the sum of $1.8 million in federal funds sold, $33 million in available-for-sale securities at fair value, and $11.5 million in cash and due from banks and interest-bearing deposits at the Federal Home Loan Bank, as a percentage of deposits. As of December 31, 2007, the Bank's liquidity ratio was 22%, defined as the sum of $2.3 million in federal funds sold, $24.9 million in available-for-sale securities at fair value, and $13.4 million in cash and due from banks and interest bearing deposits at the Federal Home Loan Bank, as a percentage of deposits.

         The careful planning of asset and liability maturities and the matching of interest rates to correspond with this maturity matching is an integral part of the active management of an institution's net yield. To the extent maturities of assets and liabilities do not match in a changing interest rate environment, net yields may be affected. Even with perfectly matched repricing of assets and liabilities, risks remain in the form of prepayment of assets, timing lags in adjusting certain assets and liabilities that have varying sensitivities to market interest rates, and basis risk. In its overall attempt to match assets and liabilities, Management takes into account rates and maturities to be offered in connection with its time deposits and by offering variable rate loans. The Bank has generally been able to control its exposure to changing interest rates by maintaining shorter-term investments and offering floating interest rate loans and a majority of its time deposits at relatively short maturities.

         The table below sets forth the interest rate sensitivity of the Bank's interest-sensitive assets and interest-sensitive liabilities as of December 31, 2008, 2007 and 2006, using the interest rate sensitivity gap ratio. For the purposes of the following table, an asset or liability is considered rate-sensitive within a specified period when it can be repriced or matures within its contractual terms.

                                                     INTEREST RATE SENSITIVITY
                                                       (Dollars in thousands)

                                                                                                   December 31, 2008
                                                                                    ------------------------------------------------
                                                                                                            Due
                                                                                                           After
                                                                                                Due in      One      Due
                                                                                    Due Within Three to    Year to  After
                                                                                      Three      Twelve     Five     Five
                                                                                      Months     Months     Years   Years    Total
                                                                                    ---------- ---------- -------- -------- --------
Rate sensitive assets
 Federal funds sold and overnight deposits                                          $  3,800   $      -   $     -  $     -  $  3,800
 Available-for-sale securities                                                         1,099      1,872    13,206   16,820    32,997
 Total loans                                                                          58,283     14,914    69,182   37,445   179,824
                                                                                    ---------- ---------- -------- -------- --------
   Total                                                                            $ 63,182   $ 16,786   $82,388  $54,265  $216,621
                                                                                    ========== ========== ======== ======== ========

Rate sensitive liabilities
 NOW deposits                                                                       $  1,608   $      -   $     -  $30,549  $ 32,157
 Savings deposits                                                                     41,121          -         -   24,986    66,107
 Time deposits                                                                        44,349     29,977    10,001        -    84,327
 Borrowings                                                                            1,000                             -     1,000
 Securities sold under agreements to repurchase                                          577          -         -        -       577
                                                                                    ---------- ---------- -------- -------- --------
   Total                                                                            $ 88,655   $ 29,977   $10,001  $55,535  $184,168
                                                                                    ========== ========== ======== ======== ========

Interest rate sensitivity gap                                                        (25,473)  $(13,191)  $72,387  $(1,270) $ 32,453
                                                                                    ========== ========== ======== ======== ========
Cumulative gap                                                                      $(25,473)  $(38,664)  $33,723  $32,453
                                                                                    ========== ========== ======== ========

Cumulative gap ratio to total assets                                                     (11)%      (16)%      14%      13%


                                                     INTEREST RATE SENSITIVITY
                                                       (Dollars in thousands)

                                                                                                    December 31, 2007
                                                                                      ----------------------------------------------
                                                                                                            Due
                                                                                                           After
                                                                                        Due     Due in      One      Due
                                                                                       Within  Three to    Year to  After
                                                                                       Three     Twelve     Five     Five
                                                                                       Months    Months     Years   Years    Total
                                                                                      -------- ---------- -------- -------- --------
Rate sensitive assets
 Federal funds sold and overnight deposits                                            $ 5,300  $      -   $     -  $     -  $  5,300
 Available-for-sale securities                                                          3,728       524    15,995    4,624    24,871
 Total loans                                                                           56,231     4,263    39,608   65,346   165,448
                                                                                      -------- ---------- -------- -------- --------
   Total                                                                              $65,259  $  4,787   $55,603  $69,970  $195,619
                                                                                      ======== ========== ======== ======== ========

Rate sensitive liabilities
 NOW deposits                                                                         $ 1,311  $      -   $     -  $24,905  $ 26,216
 Savings deposits                                                                      29,988         -         -   24,241    54,229
 Time deposits                                                                         25,118    32,840     5,201        7    63,166
 Borrowings                                                                             2,000         -         -        -     2,000
                                                                                      -------- ---------- -------- -------- --------
   Total                                                                              $58,417  $ 32,840   $ 5,201  $49,153  $145,611
                                                                                      ======== ========== ======== ======== ========

Interest rate sensitivity gap                                                         $ 6,842  $(28,053)  $50,402  $20,817  $ 50,008
                                                                                      ======== ========== ======== ======== ========
Cumulative gap                                                                        $ 6,842  $(21,211)  $29,191  $50,008
                                                                                      ======== ========== ======== ========

Cumulative gap ratio to total assets                                                        3%      (10)%      13%      24%


                                                                                                   December 31, 2006
                                                                                    ------------------------------------------------
                                                                                                            Due
                                                                                                           After
                                                                                                Due in      One      Due
                                                                                    Due Within Three to    Year to  After
                                                                                      Three      Twelve     Five     Five
                                                                                      Months     Months     Years   Years    Total
                                                                                    ---------- ---------- -------- -------- --------

Rate sensitive assets
 Federal funds sold and overnight deposits                                          $  4,875   $      -   $     -  $     -  $  4,875
 Available-for-sale securities                                                         3,001     13,469    19,514    1,833    37,817
 Total Loans                                                                          54,835      6,512    31,140   64,491   156,978
                                                                                    ---------- ---------- -------- -------- --------
<   Total                                                                           $ 62,711   $ 19,981   $50,654  $66,324  $199,670
                                                                                    ========== ========== ======== ======== ========

Rate sensitive liabilities
 NOW deposits                                                                       $  1,458   $      -   $     -  $27,701  $ 29,159
 Savings deposits                                                                     32,641          -         -   23,235    55,876
 Time deposits                                                                        40,294     26,336     7,945        -    74,575
 Securities sold under agreements to repurchase                                        1,628          -         -        -     1,628
                                                                                    ---------- ---------- -------- -------- --------
    Total                                                                           $ 76,021   $ 26,336   $ 7,945  $50,936  $161,238
                                                                                    ========== ========== ======== ======== ========

Interest rate sensitivity gap                                                       $(13,310)  $ (6,355)  $42,709  $15,388  $ 38,432
                                                                                    ========== ========== ======== ======== ========
Cumulative gap                                                                      $(13,310)  $(19,665)  $23,044  $38,432
                                                                                    ========== ========== ======== ========

Cumulative gap ratio to total assets                                                      (6)%       (9)%      11%      18%



         Since interest rate changes do not affect all categories of assets and liabilities equally or simultaneously, a cumulative gap analysis alone cannot be used to evaluate the Bank's interest rate sensitivity position. To supplement traditional gap analysis, the Bank performs simulation modeling to estimate the potential effects of changing interest rates. This process allows the Bank to explore complex relationships among repricing assets and liabilities over time in various interest rate environments.

         The Company's Executive Committee meets at least quarterly to monitor the Bank's investments, liquidity needs and oversee its asset-liability management. Between meetings of the Executive Committee, Management oversees the Bank's liquidity.

Capital Reserve

         The Federal Deposit Insurance Corporation Improvement Act of 1991 (FDICIA) defines specific capital categories based upon an institution's capital ratios. The capital categories, in declining order, are: (i) well capitalized;
(ii) adequately capitalized; (iii) undercapitalized; (iv) significantly undercapitalized; and (v) critically undercapitalized. Under FDICIA and the FDIC's prompt corrective action rules, the FDIC may take any one or more of the following actions against an undercapitalized bank: restrict dividends and management fees, restrict asset growth, and prohibit new acquisitions, new branches or new lines of business without prior FDIC approval. If a bank is significantly undercapitalized, the FDIC may also require the bank to raise capital, restrict interest rates a bank may pay on deposits, require a reduction in assets, restrict any activities that might cause risk to the bank, require improved management, prohibit the acceptance of deposits from correspondent banks and restrict compensation to any senior executive officer. When a bank becomes critically undercapitalized, (i.e., the ratio of tangible equity to total assets is equal to or less than 2%), the FDIC must, within 90 days thereafter, appoint a receiver for the bank or take such action as the FDIC determines would better achieve the purposes of the law. Even where such other action is taken, the FDIC generally must appoint a receiver for a bank if the bank remains critically undercapitalized during the calendar quarter beginning 270 days after the date on which the bank became critically undercapitalized.

         To be considered "adequately capitalized," an institution must generally have a leverage ratio of at least 4%, a Tier 1 capital to risk-weighted assets ratio of at least 4% and total Tier 1 and Tier 2 capital to risk-weighted assets ratio of at least 8%. As of December 31, 2008, the most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the table below. There are no conditions that Management believes have changed the Bank's category.

         At December 31, 2008, 2007 and 2006, the Bank's capital exceeded all minimum regulatory requirements and the Bank was considered to be "well capitalized" as defined in the regulations issued by the FDIC.


                                 CAPITAL RATIOS

                                                                                      Minimum
                                                Actual       Actual     Actual       Regulatory       Well-
                                               12/31/08    12/31/07     12/31/06   Requirements   Capitalized
                                               --------    --------     --------   ------------   -----------
Bank:
Total capital (to risk weighted assets)           12.13%       13.48%      12.75%          8.00%       10.00%
Tier 1 capital (to risk weighted assets)          10.88%       12.23%      11.50%          4.00%        6.00%
Tier 1 capital (to average assets)                 7.00%        8.21%       7.31%          4.00%        5.00%


Inflation

         The impact of inflation on a financial institution can differ significantly from that exerted on other companies. Banks, as financial intermediaries, have many assets and liabilities that may move in concert with inflation both as to interest rates and value. This is especially true for companies, such as the Bank, with a high percentage of interest rate sensitive assets and liabilities. A bank can reduce the impact of inflation if it can manage its interest rate sensitivity position. The Bank attempts to structure its mix of financial instruments and manage its interest rate sensitivity position in order to minimize the potential adverse effects of inflation or other market forces on its net interest income and therefore its earnings and capital.

         Financial institutions are also affected by inflation's impact on non-interest expenses, such as salaries and occupancy expenses. During the period 1992 through 2008 inflation has remained relatively stable, due primarily to continuous management of the money supplied by the Federal Reserve. As such, indirectly, the management of the money supply by the Federal Reserve to control the rate of inflation may have an impact on the earnings of the Bank. Also, the changes in interest rates may have a corresponding impact on the ability of borrowers to repay loans with the Bank.

Options Outstanding

     The following table sets forth the securities authorized for issuance under equity compensation plans.



                                                                                               Number of securities
                                                                                              remaining available for
                                                                                               future issuance under
                                            Number of securities to be   Weighted-average    equity compensation plans
                                              issued upon exercise of    exercise price of     (excluding securities
                                                outstanding options     outstanding options   reflected in column (a))
                                                        (a)                     (b)                     (c)
                                            ----------------------------------------------------------------------------
Equity compensation plans
 approved by security
 holders                                                         51,189               $30.33                      10,870
Equity compensation plans not
 approved by security
 holders                                                              0                    0                           0
                                            ----------------------------------------------------------------------------
                 Total                                           51,189               $30.33                      10,870
                                            ============================================================================

                [SHATSWELL, MacLEOD & COMPANY, P.C. LETTERHEAD]



The Board of Directors and Stockholders
SBT Bancorp, Inc.
Simsbury, Connecticut

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
             -------------------------------------------------------

We have audited the accompanying consolidated balance sheets of SBT Bancorp, Inc. and Subsidiary as of December 31, 2008 and 2007 and the related consolidated statements of income, changes in stockholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of SBT Bancorp, Inc. and Subsidiary as of December 31, 2008 and 2007 and the consolidated results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.


                                       /s/ SHATSWELL, MacLEOD & COMPANY, P.C.
                                       -------------------------------------
                                       SHATSWELL, MacLEOD & COMPANY, P.C.
West Peabody, Massachusetts
March 23, 2009

           83 PINE STREET o WEST PEABODY, MASSACHUSETTS 01960-0635 o
               TELEPHONE (978) 535-0206 o FASCMILE (978) 535-9908
                      smc@shatswell.com www.shatswell.com





                        SBT BANCORP, INC. AND SUBSIDIARY

                           CONSOLIDATED BALANCE SHEETS

                           December 31, 2008 and 2007

ASSETS                                                                                2008              2007
------                                                                         ------------------ -----------------
Cash and due from banks                                                             $  11,392,151     $  13,423,626
Interest-bearing deposits with the Federal Home Loan Bank                                 115,582            25,982
Money market mutual funds                                                               3,027,679             4,205
Federal funds sold                                                                      1,800,000         2,300,000
                                                                                  ---------------   ---------------
           Cash and cash equivalents                                                   16,335,412        15,753,813
Interest-bearing time deposits with other banks                                         7,320,434
Investments in available-for-sale securities (at fair value)                           32,997,312        24,870,548
Federal Home Loan Bank stock, at cost                                                     630,700           630,700

Loans                                                                                 180,090,903       165,689,992
   Less allowance for loan losses                                                       2,017,145         1,924,552
                                                                                  ---------------   ---------------
           Loans, net                                                                 178,073,758       163,765,440

Premises and equipment                                                                    845,836         1,222,955
Accrued interest receivable                                                               835,559           808,430
Bank owned life insurance                                                               1,203,693         1,818,081
Other assets                                                                            2,513,764         1,520,315
                                                                                  ---------------   ---------------
           Total assets                                                              $240,756,468      $210,390,282
                                                                                     ============      ============


LIABILITIES AND STOCKHOLDERS' EQUITY
Deposits:
   Demand deposits                                                                  $  38,288,288     $  40,195,563
   Savings and NOW deposits                                                            98,263,788        83,444,482
   Time deposits                                                                       84,327,041        63,165,821
                                                                                   --------------    --------------
           Total deposits                                                             220,879,117       186,805,866
Federal Home Loan Bank advances                                                         1,000,000         2,000,000
Securities sold under agreements to repurchase                                            576,933         1,363,033
Due to broker                                                                                             1,433,223
Other liabilities                                                                       1,453,769         1,470,101
                                                                                  ---------------   ---------------
           Total liabilities                                                          223,909,819       193,072,223
                                                                                    -------------     -------------
Stockholders' equity:
   Common stock, no par value; authorized 2,000,000 shares; issued and
     outstanding 864,976 shares in 2008 and 850,896 shares in 2007                      9,328,313         8,975,051
   Retained earnings                                                                    7,542,863         8,602,875
   Accumulated other comprehensive loss                                                   (24,527)         (259,867)
                                                                                 ----------------  ----------------
           Total stockholders' equity                                                  16,846,649        17,318,059
                                                                                   --------------    --------------
           Total liabilities and stockholders' equity                                $240,756,468      $210,390,282
                                                                                     ============      ============


         The accompanying notes are an integral part of these consolidated financial statements.




                        SBT BANCORP, INC. AND SUBSIDIARY

                        CONSOLIDATED STATEMENTS OF INCOME

                     Years Ended December 31, 2008 and 2007

                                                                                       2008              2007
                                                                                 ----------------  ----------------
Interest and dividend income:
   Interest and fees on loans                                                        $  9,814,080      $  9,656,912
   Interest on debt securities:
     Taxable                                                                              792,641         1,191,681
     Tax-exempt                                                                           281,339           205,940
   Dividends                                                                               31,407            94,034
   Other interest                                                                         145,343           200,547
                                                                                   --------------    --------------
           Total interest and dividend income                                          11,064,810        11,349,114
                                                                                     ------------      ------------
Interest expense:
   Interest on deposits                                                                 2,975,985         3,355,094
   Interest on Federal Home Loan Bank advances                                             18,420            85,312
   Interest on securities sold under agreements to repurchase                              48,165            36,927
                                                                                  ---------------   ---------------
           Total interest expense                                                       3,042,570         3,477,333
                                                                                    -------------     -------------
           Net interest and dividend income                                             8,022,240         7,871,781
   Provision for loan losses                                                              450,000           250,000
                                                                                   --------------    --------------
           Net interest and dividend income after provision for loan losses             7,572,240         7,621,781
                                                                                    -------------     -------------
Noninterest (charges) income:
   Service charges on deposit accounts                                                    479,210           413,758
   Gain (loss) on sales and calls of available-for-sale securities                         10,000           (85,669)
   Writedown of securities                                                             (1,755,600)         (227,900)
   Investment services fees and commissions                                                82,295           210,631
   Other service charges and fees                                                         576,218           525,625
   Increase in cash surrender value of life insurance policies                             61,152           114,772
   BOLI death benefit income                                                              328,358           613,349
   Loss on loans sold, net                                                                                     (414)
   Other income                                                                            63,809            29,327
                                                                                    -------------     -------------
           Total noninterest (charges) income                                            (154,558)        1,593,479
                                                                                    -------------     -------------
Noninterest expense:
   Salaries and employee benefits                                                       4,284,603         4,166,414
   Occupancy expense                                                                    1,287,076         1,115,588
   Impairment of operating lease                                                          298,657
   Equipment expense                                                                      411,703           391,122
   Professional fees                                                                      407,597           417,476
   Advertising and promotions                                                             384,404           335,999
   Forms and supplies                                                                     152,212           126,826
   Correspondent charges                                                                  241,461           187,484
   Postage                                                                                106,038            92,744
   Directors' fees                                                                        145,829           140,500
   Other expense                                                                        1,111,385           926,938
                                                                                    -------------    --------------
           Total noninterest expense                                                    8,830,965         7,901,091
                                                                                    -------------     -------------
           (Loss) income before income tax (benefit) expense                           (1,413,283)        1,314,169
Income tax (benefit) expense                                                             (768,459)          174,458
                                                                                    -------------    --------------
           Net (loss) income                                                         $   (644,824)     $  1,139,711
                                                                                     ============      ============

(Loss) earnings per common share                                                     $       (.75)     $       1.34
                                                                                     ============      ============

 (Loss) earnings per common share, assuming dilution                                 $       (.75)      $      1.33
                                                                                     ============      ============

         The accompanying notes are an integral part of these consolidated financial statements.




                        SBT BANCORP, INC. AND SUBSIDIARY

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

                     Years Ended December 31, 2008 and 2007

                                                                                    Accumulated
                                                                                       Other
                                                         Common        Retained    Comprehensive
                                                          Stock        Earnings         Loss               Total
                                                     --------------  ------------  ---------------- ----------------
Balance, December 31, 2006                            $8,636,380      $7,837,022       $(354,338)      $16,119,064
Comprehensive income:
   Net income                                                          1,139,711
   Net change in unrealized holding loss on
     available-for-sale securities, net of tax
     effect                                                                               94,471
       Comprehensive income                                                                              1,234,182
8,905 shares issued on stock options exercised           122,657                                           122,657
Tax benefit on stock options exercised                    82,847                                            82,847
Stock based compensation                                 133,167                                           133,167
Dividends declared ($.44 per share)                                     (373,858)                         (373,858)
                                              ------------------    ------------ ----------------    -------------
Balance, December 31, 2007                             8,975,051       8,602,875        (259,867)       17,318,059
Comprehensive loss:
   Net loss                                                             (644,824)
   Net change in unrealized holding loss on
     available-for-sale securities, net of tax
     effect                                                                              235,340
       Comprehensive loss                                                                                 (409,484)
14,080 shares issued on stock options exercised          195,289                                           195,289
Tax benefit on stock options exercised                    43,699                                            43,699
Stock based compensation                                 114,274                                           114,274
Dividends declared ($.48 per share)                                     (415,188)                         (415,188)
                                              ------------------    ------------ -----------------   -------------
Balance, December 31, 2008                            $9,328,313      $7,542,863      $  (24,527)      $16,846,649
                                                      ==========      ==========      ==========       ===========


Reclassification disclosure for the years ended December 31:

                                                                                       2008              2007
                                                                                  --------------      ------------
Net unrealized holding gains (losses) on available-for-sale securities                $2,131,086         $(158,826)
Reclassification adjustment for realized (gains) losses in net (loss) income          (1,745,600)          313,569
                                                                                     -----------        ----------
   Other comprehensive income before income tax effect                                   385,486           154,743
Income tax expense                                                                      (150,146)          (60,272)
                                                                                    ------------       -----------
     Other comprehensive income, net of tax                                          $   235,340        $   94,471
                                                                                     ===========        ==========


Accumulated other comprehensive loss as of December 31, 2008 and 2007 consists of net unrealized holding losses on available-for-sale securities, net of taxes.


         The accompanying notes are an integral part of these consolidated financial statements.




                        SBT BANCORP, INC. AND SUBSIDIARY

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                     Years Ended December 31, 2008 and 2007

                                                                                       2008              2007
                                                                                 ----------------  ----------------
Cash flows from operating activities:
   Net (loss) income                                                                $    (644,824)     $  1,139,711
   Adjustments to reconcile net (loss) income to net cash provided by operating activities:
     Amortization of securities, net                                                        4,126             5,607
     (Gain) loss on sales and calls of available-for-sale securities                      (10,000)           85,669
     Writedown of securities                                                            1,755,600           227,900
     Change in deferred loan costs, net                                                   (24,734)           (8,919)
     Provision for loan losses                                                            450,000           250,000
     Decrease in loans held-for-sale                                                                        268,000
     Depreciation and amortization                                                        486,310           356,731
     Impairment of operating lease                                                        298,657
     Accretion on impairment of operating lease                                            (7,374)
     Decrease in other assets                                                              85,413           261,809
     (Increase) decrease in interest receivable                                           (27,129)           86,569
     (Increase) decrease in taxes receivable                                             (180,622)          187,616
     Increase in cash surrender value of bank owned life insurance                        (61,152)         (114,772)
     BOLI death benefit income                                                           (328,358)         (613,349)
     Stock based compensation                                                             114,274           133,167
     (Decrease) increase in other liabilities                                             (87,351)          357,223
     (Decrease) increase in interest payable                                             (220,264)          215,446
     Deferred tax benefit                                                              (1,002,837)         (252,771)
                                                                                    -------------    --------------

   Net cash provided by operating activities                                              599,735         2,585,637
                                                                                  ---------------     -------------

Cash flows from investing activities:
   Purchases of interest-bearing time deposits with other banks                        (7,320,434)
   Purchases of available-for-sale securities                                         (17,860,336)       (5,576,817)
   Proceeds from maturities of available-for-sale securities                            6,936,109        11,555,855
   Proceeds from sales of securities                                                                      8,236,450
   Redemption of Federal Home Loan Bank stock                                                                69,000
   Purchase of Federal Home Loan Bank stock                                                                 (31,900)
   Loan originations and principal collections, net                                   (14,735,039)       (6,243,686)
   Loan purchases                                                                                        (2,250,000)
   Recoveries of loans previously charged off                                               1,455
   Capital expenditures                                                                  (111,041)          (21,656)
   Redemption of life insurance policies                                                1,010,330         1,752,937
   Premiums paid on life insurance policy                                                  (6,432)          (15,437)
                                                                                 ----------------   ---------------

   Net cash (used in) provided by investing activities                                (32,085,388)        7,474,746
                                                                                     ------------     -------------




                        SBT BANCORP, INC. AND SUBSIDIARY

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                     Years Ended December 31, 2008 and 2007

                                   (continued)

                                                                                       2008              2007
                                                                                 ----------------  ----------------
Cash flows from financing activities:
   Net increase (decrease) in demand deposits, NOW and savings accounts                12,912,031          (186,746)
   Net increase (decrease) in time deposits                                            21,161,220       (11,409,546)
   Long-term advances received from Federal Home Loan Bank                              1,000,000
   Net change in short term advances from the Federal Home Loan Bank                   (2,000,000)        2,000,000
   Net decrease in securities sold under agreements to repurchase                        (786,100)         (264,863)
   Proceeds from exercise of stock options                                                195,289           122,657
   Dividends paid                                                                        (415,188)         (373,858)
                                                                                    -------------    --------------

   Net cash provided by (used in) financing activities                                 32,067,252       (10,112,356)
                                                                                     ------------      ------------

Net increase (decrease) in cash and cash equivalents                                      581,599           (51,973)
Cash and cash equivalents at beginning of year                                         15,753,813        15,805,786
                                                                                     ------------      ------------
Cash and cash equivalents at end of year                                              $16,335,412       $15,753,813
                                                                                      ===========       ===========

Supplemental disclosures:
   Interest paid                                                                       $3,262,834        $3,261,887
   Income taxes paid                                                                      415,000           239,613



         The accompanying notes are an integral part of these consolidated financial statements.

                        SBT BANCORP, INC. AND SUBSIDIARY
                        --------------------------------
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   ------------------------------------------

                     Years Ended December 31, 2008 and 2007
                     --------------------------------------

NOTE 1 - NATURE OF OPERATIONS
-----------------------------

On March 2, 2006, The Simsbury Bank & Trust Company, Inc. (the "Bank") reorganized into a holding company structure. As a result, the Bank became a wholly-owned subsidiary of SBT Bancorp, Inc. (the "Company") and each outstanding share of common stock of the Bank was converted into the right to receive one share of the common stock, no par value, of the Company. The Company files reports with the Securities and Exchange Commission and is supervised by the Board of Governors of the Federal Reserve System.

The Bank is a state chartered bank which was incorporated on April 28, 1992 and is headquartered in Simsbury, Connecticut. The Bank commenced operations on March 31, 1995 engaging principally in the business of attracting deposits from the general public and investing those deposits in securities, residential and commercial real estate, consumer and small business loans.

NOTE 2 - ACCOUNTING POLICIES
----------------------------

The accounting and reporting policies of the Company and its subsidiary conform to accounting principles generally accepted in the United States of America and predominant practices within the banking industry. The consolidated financial statements of the Company were prepared using the accrual basis of accounting. The significant accounting policies of the Company are summarized below to assist the reader in better understanding the consolidated financial statements and other data contained herein.

         USE OF ESTIMATES:

         The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

         BASIS OF PRESENTATION:

         The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary the Bank and the Bank's wholly-owned subsidiary, SBT Investment Services, Inc. SBT Investment Services, Inc. was established solely for the purpose of providing investment products, financial advice and services to its clients and the community. All significant intercompany accounts and transactions have been eliminated in the consolidation.

         CASH AND CASH EQUIVALENTS:

         For purposes of reporting cash flows, cash and cash equivalents include cash on hand, cash items, due from banks, Federal Home Loan Bank interest-bearing demand and overnight deposits, money market mutual funds and federal funds sold.

         Cash and due from banks as of December 31, 2008 and 2007 includes $3,154,000 and 2,676,000, respectively, which is subject to withdrawals and usage restrictions to satisfy the reserve requirements of the Federal Reserve Bank and Banker's Bank Northeast.

         SECURITIES:

         Investments in debt securities are adjusted for amortization of premiums and accretion of discounts computed so as to approximate the interest method. Gains or losses on sales of investment securities are computed on a specific identification basis.

         The Company classifies debt and equity securities into one of three categories: held-to-maturity, available-for-sale, or trading. These security classifications may be modified after acquisition only under certain specified conditions. In general, securities may be classified as held-to-maturity only if the Company has the positive intent and ability to hold them to maturity. Trading securities are defined as those bought and held principally for the purpose of selling them in the near term. All other securities must be classified as available-for-sale.

               -- Held-to-maturity securities are measured at amortized cost in the consolidated balance sheets. Unrealized holding gains and losses are not included in earnings, or in a separate component of capital. They are merely disclosed in the notes to the consolidated financial statements.

               -- Available-for-sale securities are carried at fair value on the consolidated balance sheets. Unrealized holding gains and losses are not included in earnings but are reported as a net amount (less expected tax) in a separate component of capital until realized.

               -- Trading securities are carried at fair value on the consolidated balance sheets. Unrealized holding gains and losses for trading securities are included in earnings.

         Declines in the fair value of held-to-maturity and available-for-sale securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses.

         On December 8, 2008, the Federal Home Loan Bank of Boston announced a moratorium on the repurchase of excess stock held by its members. The moratorium will remain in effect indefinitely.

         LOANS HELD-FOR-SALE:

         Loans held-for-sale in the secondary market are carried at the lower of cost or estimated fair value in the aggregate. Net unrealized losses are provided for in a valuation allowance by charges to operations. Interest income on mortgages held-for-sale is accrued currently and classified as interest on loans.

         LOANS:

         Loans receivable that management has the intent and ability to hold until maturity or payoff, are reported at their outstanding principal balances adjusted for amounts due to borrowers on unadvanced loans, any charge-offs, the allowance for loan losses and any deferred fees or costs on originated loans, or unamortized premiums or discounts on purchased loans.

         Interest on loans is recognized on a simple interest basis.

         Loan origination and commitment fees and certain direct origination costs are deferred, and the net amount amortized as an adjustment of the related loan's yield. The Company is amortizing these amounts over the contractual life of the related loans.

         Residential real estate loans are generally placed on nonaccrual when reaching 90 days past due or in process of foreclosure. All closed-end consumer loans 90 days or more past due and any equity line in the process of foreclosure are placed on nonaccrual status. Secured consumer loans are written down to realizable value and unsecured consumer loans are charged-off upon reaching 120 or 180 days past due depending on the type of loan. Commercial real estate loans and commercial business loans and leases which are 90 days or more past due are generally placed on nonaccrual status, unless secured by sufficient cash or other assets immediately convertible to cash. When a loan has been placed on nonaccrual status, previously accrued and uncollected interest is reversed against interest on loans. A loan can be returned to accrual status when collectability of principal is reasonably assured and the loan has performed for a period of time, generally six months.

         Cash receipts of interest income on impaired loans are credited to principal to the extent necessary to eliminate doubt as to the collectability of the net carrying amount of the loan. Some or all of the cash receipts of interest income on impaired loans is recognized as interest income if the remaining net carrying amount of the loan is deemed to be fully collectible. When recognition of interest income on an impaired loan on a cash basis is appropriate, the amount of income that is recognized is limited to that which would have been accrued on the net carrying amount of the loan at the contractual interest rate. Any cash interest payments received in excess of the limit and not applied to reduce the net carrying amount of the loan are recorded as recoveries of charge-offs until the charge-offs are fully recovered.

         ALLOWANCE FOR LOAN LOSSES:

         The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the un-collectability of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

         The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectability of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

         A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

         Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Company does not separately identify individual consumer and residential loans for impairment disclosures.

         PREMISES AND EQUIPMENT:

         Premises and equipment are stated at cost, less accumulated depreciation and amortization. Cost and related allowances for depreciation and amortization of premises and equipment retired or otherwise disposed of are removed from the respective accounts with any gain or loss included in income or expense. Depreciation and amortization are calculated principally on the straight-line method over the estimated useful lives of the assets. Estimated lives are 3 to 20 years for furniture and equipment. Leasehold improvements are amortized over the lesser of the life of the lease or the estimated life of the improvements.

         FAIR VALUES OF FINANCIAL INSTRUMENTS:

         Statement of Financial Accounting Standards (SFAS) No. 107, "Disclosures about Fair Value of Financial Instruments," requires that the Company disclose estimated fair values for its financial instruments. Fair value methods and assumptions used by the Company in estimating its fair value disclosures are as follows:

         Cash and cash equivalents: The carrying amounts reported in the balance sheets for cash and cash equivalents approximate those assets' fair values.

         Interest-bearing time deposits with banks: The fair values of interest bearing time deposits with banks are estimated using discounted cash flow analyses using interest rates currently being offered for deposits with similar terms to investors.

         Securities: Fair values for securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

         Loans held-for-sale: Fair values for loans held-for-sale are estimated based on outstanding investor commitments, or in the absence of such commitments, are based on current investor yield requirements.

         Loans receivable: For variable-rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values. The fair values for other loans are estimated by discounting the future cash flows, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality.

         Accrued interest receivable: The carrying amount of accrued interest receivable approximates its fair value.

         Deposit liabilities: The fair values disclosed for demand deposits, regular savings, NOW accounts, and money market accounts are equal to the amount payable on demand at the reporting date (i.e., their carrying amounts). Fair values for certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits.

         Federal Home Loan Bank advances: Fair values of Federal Home Loan Bank advances are estimated using discounted cash flow analyses based on the Company's current incremental borrowing rates for similar types of borrowing arrangements.

         Securities sold under agreements to repurchase: The carrying amounts of securities sold under agreements to repurchase approximate their fair values.

         Due to broker: The carrying amount of due to broker approximates its fair value.

         Off-balance sheet instruments: The fair value of commitments to originate loans is estimated using the fees currently charged to enter similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For fixed-rate loan commitments and the un-advanced portion of loans, fair value also considers the difference between current levels of interest rates and the committed rates. The fair value of letters of credit is based on fees currently charged for similar agreements or on the estimated cost to terminate them or otherwise settle the obligation with the counterparties at the reporting date.

         ADVERTISING:

         The Company directly expenses costs associated with advertising as they are incurred.

         INCOME TAXES:

         The Company recognizes income taxes under the asset and liability method. Under this method, deferred tax assets and liabilities are established for the temporary differences between the accounting basis and the tax basis of the Company's assets and liabilities at enacted tax rates expected to be in effect when the amounts related to such temporary differences are realized or settled.

         STOCK BASED COMPENSATION:

         At December 31, 2008, the Company has a stock-based employee compensation plan which is described more fully in Note 17. The Company accounts for the plan under SFAS No. 123(R) "Share-Based Payment". During the years ended December 31, 2008 and 2007, $114,274 and $133,167, respectively, in stock-based employee compensation was recognized.

         EARNINGS (LOSS) PER SHARE:

         Basic earnings (loss) per share excludes dilution and is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity.

         RECENT ACCOUNTING PRONOUNCEMENTS:

         In June 2006, the Financial Accounting Standards Board (FASB) issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement 109" (FIN 48). FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken, or expected to be taken, in a tax return and provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2007. The Company's adoption of FIN 48 did not have a material impact on its financial statements.

         In September 2006, the FASB ratified the consensus reached by the Emerging Issues Task Force ("EITF") on Issue No. 06-4 "Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements," (EITF Issue 06-4). EITF 06-4 requires companies with an endorsement split-dollar life insurance arrangement to recognize a liability for future postretirement benefits. The effective date is for fiscal years beginning after December 15, 2007, with earlier application permitted. The Company should recognize the effects of applying this issue through either (a) a change in accounting principle through a cumulative effect adjustment to retained earnings or (b) a change in accounting principle through retrospective application to all periods. The adoption of the new issue did not have a material impact on the Company's financial position, results of operations or cash flows.

         In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" (SFAS 157). SFAS No. 157 defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles (GAAP) and expands disclosures about fair value measurements. The FASB's FSP FAS 157-2, "Effective Date of FASB Statement No. 157", defers until January 1, 2009, the application of SFAS 157 to nonfinancial assets and nonfinancial liabilities not recognized or disclosed at least annually at fair value. This includes nonfinancial assets and nonfinancial liabilities initially measured at fair value in a business combination or other new basis event, but not measured at fair value in subsequent periods. The Company adopted this statement on January 1, 2008. See Note 11 - Fair Value Measurements for additional information.

         In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities - Including an amendment of FASB Statement No. 115" (SFAS 159). SFAS 159 permits entities, at specified election dates, to choose to measure certain financial instruments at fair value that are not currently required to be measured at fair value. The fair value option is applied on an instrument-by-instrument basis, is irrevocable and can only be applied to an entire instrument and not to specified risks, specific cash flows, or portions of that instrument. Unrealized gains and losses on items for which the fair value option has been elected will be reported in earnings at each subsequent reporting date and upfront fees and costs related to those items will be recognized in earnings as incurred and not deferred. SFAS No. 159 is effective in fiscal years beginning after November 15, 2007 and may not be applied retrospectively. The Company adopted SFAS 159 effective January 1, 2008. (See Note 11).

         In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements and Amendment of ARB No. 51 ("SFAS No. 160"). The new pronouncement requires all entities to report noncontrolling (minority) interests in subsidiaries as a component of stockholders' equity. SFAS No. 160 will be effective for fiscal years beginning after December 15, 2008. Early adoption is prohibited. Management does not anticipate that this statement will have a material impact on the Company's financial condition and results of operations.

         In December 2007, the FASB issued SFAS No. 141 (Revised 2007), "Business Combinations" (SFAS 141(R)). SFAS 141(R) will significantly change the accounting for business combinations. Under SFAS 141(R), an acquiring entity will be required to recognize all the assets acquired and liabilities assumed in a transaction at the acquisition-date fair value with limited exceptions. It also amends the accounting treatment for certain specific items including acquisition costs and non controlling minority interests and includes a substantial number of new disclosure requirements. SFAS 141(R) applies prospectively to business combinations for which the acquisition date is on or after January 1, 2009. The Company does not expect the adoption of this statement to have a material impact on its financial condition and results of operations.

         In February 2008, the FASB issued FSP FAS 140-3, "Accounting for Transfers of Financial Assets and Repurchase Financing Transactions." This FSP provides guidance on how the transferor and transferee should separately account for a transfer of a financial asset and a related repurchase financing if certain criteria are met. This guidance will be effective January 1, 2009. The adoption of this new FSP is not expected to have a material effect on the Company's results of operations or financial position.

         In March 2008, the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities-an amendment of FASB Statement No. 133" (SFAS 161). SFAS 161 changes the disclosure requirements for derivative instruments and hedging activities. Entities are required to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under Statement 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity's financial position, financial performance, and cash flows. The guidance in SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. This statement encourages, but does not require, comparative disclosures for earlier periods at initial adoption. The Company does not expect the adoption of this statement to have a material impact on its financial condition and results of operations.

         In April 2008, the FASB issued FSP FAS 142-3, "Determination of the Useful Life of Intangible Assets." This FSP provides guidance as to factors considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS 142, "Goodwill and Other Intangible Assets." This guidance will be effective January 1, 2009. The adoption is not expected to have a material effect on the Company's results of operations or financial position.

         In May 2008, the FASB issued SFAS No. 162, "The Hierarchy of Generally Accepted Accounting Principles." This standard formalizes minor changes in prioritizing accounting principles used in the preparation of financial statements that are presented in conformity with GAAP. This standard became effective November 18, 2008.


NOTE 3 - INVESTMENTS IN AVAILABLE-FOR-SALE SECURITIES

Debt and equity securities have been classified in the consolidated balance sheets according to management's intent. The amortized cost of securities and their approximate fair values are as follows as of December 31:

                                                                          Gross         Gross
                                                           Amortized    Unrealized    Unrealized         Fair
                                                             Cost          Gains         Losses          Value
                                                             ----          -----         ------          -----
December 31, 2008:
   Debt securities issued by the U.S. Treasury
     and other U.S. government corporations
     and agencies                                      $  5,772,147      $  83,213    $    1,273    $  5,854,087
   Obligations of states and municipalities               5,948,405         60,480       154,755       5,854,130
   Corporate debt securities                              2,670,815         19,063            13       2,689,865
   Mortgage-backed securities                            16,799,358        143,417       239,440      16,703,335
   SBA loan pools                                         1,830,262         49,132                     1,879,394
   U.S. government sponsored enterprises
     perpetual/callable preferred stocks                     16,501                                       16,501
   Marketable equity securities                           3,027,679                                    3,027,679
                                                         36,065,167        355,305       395,481      36,024,991
   Money market mutual funds included in cash
     and cash equivalents                                (3,027,679)                                  (3,027,679)
                                                       ------------      ---------    ----------    ------------
               Total available-for-sale securities      $33,037,488       $355,305      $395,481     $32,997,312
                                                        ===========       ========      ========     ===========

December 31, 2007:
   Debt securities issued by the U.S. Treasury
     and other U.S. government corporations
     and agencies                                      $  4,500,000     $    3,404    $    1,778    $  4,501,626
   Obligations of states and municipalities               6,913,444        107,323         3,681       7,017,086
   Corporate debt securities                                475,000                          892         474,108
   Mortgage-backed securities                            11,284,240         37,627        53,944      11,267,923
   SBA loan pools                                           351,426          5,879                       357,305
   U.S. government sponsored enterprises
     perpetual/callable preferred stocks                  1,772,100            400       520,000       1,252,500
   Marketable equity securities                               4,205                                        4,205
                                                       ------------      ---------    ----------    ------------
                                                         25,300,415        154,633       580,295      24,874,753
   Money market mutual funds included in cash
     and cash equivalents                                    (4,205)                                     (4,205)
                                                       ------------      ---------    ----------    ------------
               Total available-for-sale securities      $25,296,210       $154,633      $580,295     $24,870,548
                                                        ===========       ========      ========     ===========

The scheduled maturities of debt securities were as follows as of December 31, 2008:

                                                                                                           Fair
                                                                                                          Value
                                                                                                          -----
Due within one year                                                                                 $  2,678,538
Due after one year through five years                                                                  7,411,124
Due after five years through ten years                                                                   237,052
Due after ten years                                                                                    4,071,368
SBA loan pools     1,879,394
Mortgage-backed securities                                                                            16,703,335
                                                                                                    ------------
                                                                                                     $32,980,811

During 2008, there were no sales of available-for-sale securities. In 2008, a write-down of $1,755,600 was recorded on an available-for-sale security as management had deemed this particular security to be other than temporarily impaired. During 2007, proceeds from sales of available-for-sale securities amounted to $8,236,450. Gross realized losses on those sales amounted to $85,669. The tax benefit applicable to these gross realized losses amounted to $33,368. In 2007, a write-down of $227,900 was recorded on an available-for-sale security as management had deemed this particular security to be other than temporarily impaired.

As of December 31, 2008, the Company has $3,000,120 invested in Invesco Aim Premier-Institutional money market funds.

As of December 31, 2008 and 2007, the total carrying amounts of securities pledged for securities sold under agreements to repurchase and public deposits was $4,968,163 and $4,374,960, respectively.

The aggregate fair value and unrealized losses of securities that have been in a continuous unrealized loss position for less than twelve months and for twelve months or more, and are not other than temporarily impaired, are as follows:

                                                Less than 12 Months        12 Months or Longer              Total
                                                -------------------        -------------------              -----
                                                  Fair     Unrealized         Fair    Unrealized         Fair  Unrealized
                                                 Value        Losses         Value      Losses           Value    Losses
                                                 -----        ------         -----      ------           -----    ------
December 31, 2008:
   Debt securities issued by the U.S.
     Treasury and other U.S. government
     corporations and agencies               $   498,726   $    1,273    $             $                498,726  $    1,273
   Obligations of states and municipalities    3,434,449      146,544        252,915       8,211      3,687,364     154,755
   Corporate debt securities                     498,595           13                                   498,595          13
   Mortgage-backed securities                  4,191,930       71,072      4,472,386     168,368      8,664,316     239,440
                                             -----------   ----------    -----------   ---------  -------------   ---------
       Total temporarily impaired securities  $8,623,700     $218,902     $4,725,301    $176,579    $13,349,001    $395,481
                                              ==========     ========     ==========    ========    ===========    ========

December 31, 2007:
   Debt securities issued by the U.S.
     Treasury and other U.S. government
     corporations and agencies               $   999,357      $   642    $   998,864  $    1,136     $1,998,221  $    1,778
   Obligations of states and municipalities      632,686        3,681                                   632,686       3,681
   Corporate debt securities                                                 474,108         892        474,108         892
   Mortgage-backed securities                    865,430           20      4,994,383      53,924      5,859,813      53,944
   U.S. government sponsored enterprises
     perpetual/callable preferred stocks                                     980,000     520,000        980,000     520,000
                                             -----------   ----------    -----------   ---------  -------------   ---------
       Total temporarily impaired securities  $2,497,473       $4,343     $7,447,355    $575,952     $9,944,828    $580,295
                                              ==========       ======     ==========    ========     ==========    ========

The investments in the Company's investment portfolio that are temporarily impaired as of December 31, 2008 consist of debt issued by states of the United States and political subdivisions of the states, U.S. corporations, and U.S. government corporations and agencies. Company management considers investments with an unrealized loss as of December 31, 2008 to be only temporarily impaired because the impairment is attributable to changes in market interest rates and current market inefficiencies. Company management anticipates that the fair value of securities that are currently impaired will recover to cost basis. As management has the ability to hold securities for the foreseeable future no declines are deemed to be other than temporary.

NOTE 4 - LOANS
--------------

Loans consisted of the following as of December 31:

                                                                                      2008              2007
                                                                                      ----              ----
Commercial, financial and agricultural                                              $  15,741,584     $  16,585,402
Real estate - construction and land development                                         8,870,572        10,755,501
Real estate - residential                                                             126,042,062       113,629,149
Real estate - commercial                                                               22,962,191        15,134,849
Municipal                                                                               2,081,996         1,915,727
Consumer                                                                                4,125,967         7,427,567
                                                                                  ---------------   ---------------
                                                                                      179,824,372       165,448,195
Allowance for loan losses                                                              (2,017,145)       (1,924,552)
Deferred costs, net                                                                       266,531           241,797
                                                                                 ----------------  ----------------
           Net loans                                                                 $178,073,758      $163,765,440
                                                                                     ============      ============

Changes in the allowance for loan losses were as follows for the years ended
December 31:

                                                                                        2008              2007
                                                                                   --------------    --------------
Balance at beginning of year                                                           $1,924,552        $1,698,329
Provision for loan losses                                                                 450,000           250,000
Charge offs                                                                              (358,862)          (23,777)
Recoveries of loans previously charged off                                                  1,455
                                                                                  ---------------   ---------------
Balance at end of year                                                                 $2,017,145        $1,924,552
                                                                                       ==========        ==========

The following table sets forth information regarding nonaccrual loans and accruing loans 90 days or more overdue as of December 31:
                                                                                         2008                 2007
                                                                                      -----------           -------
Total nonaccrual loans                                                                   $560,917            $5,328
                                                                                         ========            ======

Accruing loans which are 90 days or more overdue                                        $  89,823           $   973
                                                                                        =========           =======


Information about loans that meet the definition of an impaired loan in SFAS No. 114 is as follows as of December 31:

                                                                               2008                     2007
                                                                               ----                     ----
                                                              Recorded       Related         Recorded       Related
                                                              Investment     Allowance       Investment     Allowance
                                                              In Impaired    For Credit      In Impaired    For Credit
                                                              Loans          Losses          Loans          Losses
                                                              -----          ------          -----          ------
Loans for which there is a related allowance for credit losses   $45,341        $6,946      $         0          $0

Loans for which there is no related allowance for credit losses           0          0                0           0
                                                               ------------ ----------     ------------         ---

           Totals                                                $45,341        $6,946      $         0          $0
                                                                 =======        ======      ===========          ==

Average recorded investment in impaired loans during the
   year ended December 31                                       $  9,068                        $15,609
                                                                ========                        =======

Related amount of interest income recognized during the time, in the year ended
   December 31, that the loans were impaired

           Total recognized                                  $         0                       $  7,964
                                                             ===========                       ========
           Amount recognized using a cash-basis method of
              accounting                                     $         0                       $  7,964
                                                             ===========                       ========


NOTE 5 - PREMISES AND EQUIPMENT
-------------------------------

The following is a summary of premises and equipment as of December 31:

                                                                                        2008              2007
                                                                                   --------------    --------------
Leasehold improvements                                                                 $1,144,004        $1,131,840
Furniture and equipment                                                                 2,225,318         2,279,832
                                                                                      -----------       -----------
                                                                                        3,369,322         3,411,672
Accumulated depreciation and amortization                                              (2,523,486)       (2,188,717)
                                                                                      -----------       -----------
                                                                                      $   845,836        $1,222,955
                                                                                      ===========        ==========

NOTE 6 - DEPOSITS

The aggregate amount of time deposit accounts in denominations of $100,000 or more as of December 31, 2008 and 2007 was $33,754,353 and $20,523,507,
respectively.

As of December 31, 2008, the Bank has one depositor with total deposits of $14,215,779, or 6.4% of the Company's total deposits.

For time deposits as of December 31, 2008, the scheduled maturities for years ended December 31 are:

                           2009                               $74,273,485
                           2010                                 3,220,958
                           2011                                 1,261,508
                           2012                                 5,140,320
                           2013                                   430,770
                                                           --------------
                                    Total                     $84,327,041
                                                              ===========

NOTE 7 - SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE
-------------------------------------------------------

Securities sold under agreements to repurchase consist of funds borrowed from customers on a short-term basis secured by portions of the Company's investment portfolio. The securities which were sold have been accounted for not as sales but as borrowings. The securities consisted of debt securities issued by the U.S. Treasury and other U.S. government sponsored enterprises, corporations and agencies and states and municipalities. The securities were held in safekeeping by Morgan Stanley, under the control of the Company. The purchasers have agreed to sell to the Company substantially identical securities at the maturity of the agreements. The agreements mature generally within three months from date of issue.

NOTE 8 - FEDERAL HOME LOAN BANK ADVANCES
----------------------------------------

Advances consist of funds borrowed from the Federal Home Loan Bank (FHLB).

As of December 31, 2008, the Company has a $1,000,000 advance with an interest rate of 3.17% which will mature in 2009.

Borrowings from the FHLB are secured by a blanket lien on qualified collateral, consisting primarily of loans with first mortgages secured by one to four family properties and other qualified assets.

START HERE


NOTE 9 - INCOME TAX (BENEFIT) EXPENSE

The components of income tax (benefit) expense are as follows for the years ended December 31:

                                                         2008            2007
                                                       ---------      ---------
Current:
   Federal                                             $ 172,166      $ 341,346
   State                                                  62,212         85,883
                                                       ---------      ---------
                                                         234,378        427,229
                                                       ---------      ---------
Deferred:
   Federal                                              (809,873)      (204,753)
   State                                                (192,964)       (48,018)
                                                       ---------      ---------

                                                      (1,002,837)      (252,771)
           Total income tax (benefit) expense          $(768,459)     $ 174,458
                                                      ==========      =========


The reasons for the differences between the statutory federal income tax rate and the effective tax rates are summarized as follows for the years ended December 31:


                                                                     2008     2007
                                                                    ------   ------
                                                                    % of     % of
                                                                    Income   Income
                                                                    ------   ------
Federal income tax at statutory rate                                (34.0)%   34.0%
Increase (decrease) in tax resulting from:
   Tax-exempt income                                                (10.9)   (27.6)
   Other                                                             (6.2)     1.5
   Stock based compensation                                           2.8      3.5
   State tax (benefit) expense, net of federal expense (benefit)     (6.1)     1.9
                                                                    ------   ------
       Effective tax rates                                          (54.4)%   13.3%
                                                                    ======   ======


The Company had gross deferred tax assets and gross deferred tax liabilities as follows as of December 31:


                                                                     2008           2007
                                                                  -----------    -----------
Deferred tax assets:

   Allowance for loan losses                                      $   755,082    $   625,727
   Deferred compensation                                              198,688        211,835
   Other                                                                3,680          3,648
   Impairment of operating lease                                      113,455
   Write-down of equity securities                                    772,573         88,767
   Net unrealized holding loss on available-for-sale securities        15,649        165,795
                                                                  -----------    -----------
           Gross deferred tax assets                                1,859,127      1,095,772
                                                                  -----------    -----------

Deferred tax liabilities:
   Depreciation                                                       (48,444)      (147,322)
   Deferred loan costs/fees                                          (103,529)       (93,987)
                                                                  -----------    -----------
           Gross deferred tax liabilities                            (151,973)      (241,309)
                                                                  -----------    -----------
Net deferred tax asset                                            $ 1,707,154    $   854,463
                                                                  ===========    ===========


Deferred tax assets as of December 31, 2008 and 2007 have not been reduced by a valuation allowance because management believes that it is more likely than not that the full amount of deferred taxes will be realized.

As of December 31, 2008, the Company had no operating loss carryovers for income tax purposes.

The Company adopted FASB interpretation No. 48 "Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement 109" (FIN 48) as of December 31, 2008. It is the Company's policy to provide for uncertain tax positions and the related interest and penalties based upon management's assessment of whether a tax benefit is more likely than not to be sustained upon examination by tax authorities. There was no effect on the Company's balance sheet or income statement from adoption of FIN 48.

NOTE 10 - COMMITMENTS AND CONTINGENT LIABILITIES
------------------------------------------------

As of December 31, 2008 the Company was obligated under non-cancelable operating leases for bank premises and equipment expiring between June 2010 and May 2016. The total minimum rental due in future periods under these existing agreements is as follows as of December 31, 2008:

              2009                                 $    626,147
              2010                                      633,824
              2011                                      368,363
              2012                                      313,647
              2013                                      302,089
              Thereafter                                437,384
                                                   ------------
                   Total                           $  2,681,454
                                                   ============

Certain leases contain provisions for escalation of minimum lease payments contingent upon percentage increases in the consumer price index. Total rental expense amounted to $619,429 and $618,592 for the years ended December 31, 2008 and 2007, respectively.

On November 28, 2008, the Company entered into an agreement with its data processing servicer which ends in five years, and automatically continues to three years, unless terminated by either party with notice. Under the agreement, the Company must pay a termination fee as described in the agreement if the Company terminates the agreement with notice, before the end of the agreement.

NOTE 11 - FAIR VALUE MEASUREMENTS
---------------------------------

Effective January 1, 2008, the Company adopted Statement of Financial Accounting Standards No. 157 ("SFAS 157"), Fair Value Measurements, which provides a framework for measuring fair value under generally accepted accounting principles.

The Company also adopted SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities, including an amendment of FASB Statement No.
115. SFAS No. 159 allows an entity the irrevocable option to elect fair value for the initial and subsequent measurement for certain financial assets and liabilities on a contract-by-contract basis. The Company did not elect fair value treatment for any financial assets or liabilities upon adoption.

In accordance with SFAS 157, the Company groups its financial assets and financial liabilities measured at fair value in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value.

Level 1 - Valuations for assets and liabilities traded in active exchange markets, such as the New York Stock Exchange. Level 1 also includes U.S. Treasury, other U.S. Government and agency mortgage-backed securities that are traded by dealers or brokers in active markets. Valuations are obtained from readily available pricing sources for market transactions involving identical assets or liabilities.

Level 2 - Valuations for assets and liabilities traded in less active dealer or broker markets. Valuations are obtained from third party pricing services for identical or comparable assets or liabilities.

Level 3 - Valuations for assets and liabilities that are derived from other methodologies, including option pricing models, discounted cash flow models and similar techniques, are not based on market exchange, dealer, or broker traded transactions. Level 3 valuations incorporate certain assumptions and projections in determining the fair value assigned to such assets and liabilities.

A financial instrument's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement.

A description of the valuation methodologies used for instruments measured at fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy, is set forth below. These valuation methodologies were applied to all of the Company's financial assets and financial liabilities carried at fair value for December 31, 2008.

The Company's cash instruments are generally classified within level 1 or level 2 of the fair value hierarchy because they are valued using quoted market prices, broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency.

The Company's investment in obligations of states and municipalities, mortgage-backed securities and other debt securities available-for-sale are generally classified within level 2 of the fair value hierarchy. For these securities, we obtain fair value measurements from independent pricing services. The fair value measurements consider observable data that may include dealer quotes, market spreads, cash flows, the U.S. treasury yield curve, trading levels, market consensus prepayment speeds, credit information and the instrument's terms and conditions.

Level 3 is for positions that are not traded in active markets or are subject to transfer restrictions, valuations are adjusted to reflect illiquidity and/or non-transferability, and such adjustments are generally based on available market evidence. In the absence of such evidence, management's best estimate is used. Subsequent to inception, management only changes level 3 inputs and assumptions when corroborated by evidence such as transactions in similar instruments, completed or pending third-party transactions in the underlying investment or comparable entities, subsequent rounds of financing, recapitalization and other transactions across the capital structure, offerings in the equity or debt markets, and changes in financial ratios or cash flows.

The Company's impaired loans are reported at the fair value of the underlying collateral if repayment is expected solely from the collateral. Collateral values are estimated using level 2 inputs based upon appraisals of similar properties obtained from a third party.

The following summarizes assets measured at fair value for the period ending December 31, 2008.

ASSETS MEASURED AT FAIR VALUE ON A RECURRING BASIS


                                                 Fair Value Measurements at Reporting Date Using:
                                      ---------------------------------------------------------------------
                                                      Quoted Prices in        Significant         Significant
                                                     Active Markets for    Other Observable      Unobservable
                                                      Identical Assets          Inputs              Inputs
                                 December 31, 2008         Level 1              Level 2             Level 3
                                ------------------   ------------------   ------------------   ------------------

Securities available-for-sale   $       32,997,312   $           16,501   $       32,980,811   $                0
Impaired loans                              38,395                    0               38,395                    0
                                ------------------   ------------------   ------------------   ------------------
           Totals               $       33,035,707   $           16,501   $       33,019,206   $                0
                                ==================   ==================   ==================   ==================


The estimated fair values of the Company's financial instruments, all of which are held or issued for purposes other than trading, are as follows as of December 31:


                                                                2008                          2007
                                                     ---------------------------   ---------------------------

                                                      Carrying          Fair         Carrying        Fair
                                                       Amount           Value         Amount         Value
                                                     ------------   ------------   ------------   ------------
      Value
Financial assets:
   Cash and cash equivalents                         $ 16,335,412   $ 16,335,412   $ 15,753,813   $ 15,753,813
   Interest-bearing time deposits with other banks      7,320,434      7,414,000
   Available-for-sale securities                       32,997,312     32,997,312     24,870,548     24,870,548
   Federal Home Loan Bank stock                           630,700        630,700        630,700        630,700
   Loans, net                                         178,073,758    179,899,358    163,765,440    162,124,000
   Accrued interest receivable                            835,559        835,559        808,430        808,430

Financial liabilities:
   Deposits                                           220,879,117    220,595,000    186,805,866    187,007,000
   Federal Home Loan Bank advances                      1,000,000      1,000,000      2,000,000      2,000,000
   Securities sold under agreements to
     repurchase                                           576,933        576,933      1,363,033      1,363,033
   Due to broker                                                                      1,433,223      1,433,223


The carrying amounts of financial instruments shown in the above table are included in the consolidated balance sheets under the indicated captions. Accounting policies related to financial instruments are described in Note 2.

NOTE 12 - FINANCIAL INSTRUMENTS
-------------------------------

The Company is party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to originate loans, unadvanced funds on loans and standby letters of credit. The instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the balance sheets. The contract amounts of those instruments reflect the extent of involvement the Company has in particular classes of financial instruments.

The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for loan commitments is represented by the contractual amounts of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

Commitments to originate loans are agreements to lend to a customer provided there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the borrower. Collateral held varies, but may include secured interests in mortgages, accounts receivable, inventory, property, plant and equipment and income-producing properties.

Standby letters of credit are conditional commitments issued by the Company to guarantee the performance by a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. As of December 31, 2008 and 2007 the maximum potential amount of the Company's obligation was $337,000 and $557,312, respectively, for financial and standby letters of credit. The Company's outstanding letters of credit generally have a term of less than one year. If a letter of credit is drawn upon, the Company may seek recourse through the customer's underlying line of credit. If the customer's line of credit is also in default, the Company may take possession of the collateral, if any, securing the line of credit.

Notional amounts of financial instrument liabilities with off-balance-sheet credit risk are as follows as of December 31:

                                                      2008               2007
                                                   -----------       -----------
Commitments to originate loans                     $ 1,273,063       $ 2,222,250
Standby letters of credit                              337,000           557,312
Unadvanced portions of loans:
   Construction                                      5,986,683         8,480,187
   Commercial lines of credit                        9,479,394         6,800,654
   Consumer                                            714,962           729,769
   Home equity                                      22,893,758        22,721,211
                                                   -----------       -----------
                                                   $40,684,860       $41,511,383
                                                   ===========       ===========

There is no material difference between the notional amounts and the estimated fair values of the above off-balance sheet liabilities.

NOTE 13 - RELATED PARTY TRANSACTIONS
------------------------------------

Certain directors and executive officers of the Company and companies in which they have significant ownership interest were customers of the Bank during 2008. Total loans to such persons and their companies amounted to $3,582,026 as of December 31, 2008. During the year ended December 31, 2008 principal payments totaled $2,393,440 and advances amounted to $1,856,974.

Deposits from related parties held by the Company as of December 31, 2008 and 2007 amounted to $3,246,946 and $2,779,043, respectively.

During 2008 and 2007, the Company paid $61,548 and $61,939, respectively, for rent and related expenses of the Company's Granby branch office to a company of which a bank director is a principal. The rent expense for the Granby branch included in Note 10 amounted to $44,935 in 2008 and 2007.

NOTE 14 - SIGNIFICANT GROUP CONCENTRATIONS OF CREDIT RISK
---------------------------------------------------------

Most of the Company's business activity is with customers located within the state. There are no concentrations of credit to borrowers that have similar economic characteristics. The majority of the Company's loan portfolio is comprised of loans collateralized by real estate located in the State of Connecticut.

NOTE 15 - REGULATORY MATTERS
----------------------------

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of its assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital (as defined) to average assets (as defined). Management believes, as of December 31, 2008 and 2007, that the Bank meets all capital adequacy requirements to which it is subject.

As of December 31, 2008, the most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the institution's category.

The Bank's actual capital amounts and ratios are also presented in the table.


                                                                                                      To Be Well
                                                                                                   Capitalized Under
                                                                             For Capital           Prompt Corrective
                                                        Actual             Adequacy Purposes       Action Provisions
                                                    ---------------       -------------------      ------------------
                                                    Amount    Ratio       Amount        Ratio      Amount       Ratio
                                                    ------    -----       ------        -----      ------       -----
                                                                      (Dollar amounts in thousands)

As of December 31, 2008:
   Total Capital (to Risk Weighted Assets):
     The Simsbury Bank & Trust Company, Inc.       $18,048    12.13%      $11,908       >8.0%      $14,884      >10.0%
                                                                                        -                       -

   Tier 1 Capital (to Risk Weighted Assets):
     The Simsbury Bank & Trust Company, Inc.        16,190    10.88         5,954       >4.0         8,931       >6.0
                                                                                        -                        -

   Tier 1 Capital (to Average Assets):
     The Simsbury Bank & Trust Company, Inc.        16,190     7.00         9,255       >4.0        11,569       >5.0
                                                                                        -                        -

As of December 31, 2007:
   Total Capital (to Risk Weighted Assets):
     The Simsbury Bank & Trust Company, Inc.       $18,287    13.48%      $10,855       >8.0%      $13,568      >10.0%
                                                                                        -                       -

   Tier 1 Capital (to Risk Weighted Assets):
     The Simsbury Bank & Trust Company, Inc.        16,588    12.23         5,427       >4.0         8,141       >6.0
                                                                                        -                        -

   Tier 1 Capital (to Average Assets):
     The Simsbury Bank & Trust Company, Inc.        16,588     8.21         8,087       >4.0        10,109       >5.0
                                                                                        -                        -


The declaration of cash dividends is dependent on a number of factors, including regulatory limitations, and the Company's operating results and financial condition. The stockholders of the Company will be entitled to dividends only when, and if, declared by the Company's Board of Directors out of funds legally available therefore. The declaration of future dividends will be subject to favorable operating results, financial conditions, tax considerations, and other factors.

Under Connecticut law, the Bank may pay dividends only out of net profits. The Connecticut Banking Commissioner's approval is required for dividend payments which exceed the current year's net profits and retained net profits from the preceding two years. As of December 31, 2008, the Bank is restricted from declaring dividends to the Company in an amount greater than $583,064.

NOTE 16 - EMPLOYEE BENEFITS
---------------------------

The Company sponsors a 401(k) savings and retirement plan. Employees who were 21 years of age and employed on the plan's effective date were immediately eligible to participate in the plan. Other employees who have attained age 21 are eligible for membership on the first day of the month following completion of 90 days of service.

The provisions of the 401(k) plan allow eligible employees to contribute subject to IRS limitations. The Company's matching contribution will be determined at the beginning of the plan year. The Company's expense under this plan was $78,520 in 2008 and $35,123 in 2007.

The Company entered into Supplemental Executive Retirement Agreements with current and former executive officers. The agreements require the payment of specified benefits upon retirement over specified periods as described in each agreement. The total liability for the agreements included in other liabilities was $510,110 at December 31,2008 and $543,865 at December 31, 2007. Expenses under these agreements amounted to $31,895 and $81,291, respectively, for the years ended December 31, 2008 and 2007.

The Company entered into employment agreements (the "Agreements") with the Executive Officers of the Company. The Agreements provide for severance benefits upon termination following a change in control as defined in the agreements in amounts equal to cash compensation as defined in the agreements, and fringe benefits that the Executive(s) would have received if the Executive(s) would have continued working for an additional two or five years.

NOTE 17 - STOCK OPTION PLAN
---------------------------

The Simsbury Bank & Trust Company, Inc. 1998 Stock Plan ("Plan") provides for the granting of options to purchase shares of common stock or the granting of shares of restricted stock up to an aggregate amount of 142,000 shares of common stock of the Company. Options granted under the Plan may be either Incentive Stock Options ("ISOs") within the meaning of Section 422 of the Internal Revenue Code or non-qualified options which do not qualify as ISOs ("NQOs"). No restricted stock awards or stock options may be granted under the Plan after March 17, 2008.

The exercise price for shares covered by an ISO may not be less than 100% of the fair market value of common stock on the date of grant. The exercise price for shares covered by a NQO may not be less than 50% of the fair market value of common stock at the date of grant. All options must expire no later than ten years from the date of grant. The Plan also provides the Board with authority to make grants that will provide that options will become exercisable and restricted awards will become fully vested upon a change in control of the Company.

In accordance with the Plan each non-employee director is granted a NQO to purchase 1,000 shares of common stock at the fair market value of the common stock on the grant date. These options will become exercisable in two equal installments beginning on the first anniversary of the date of grant.

The Company did not grant any options in 2008. The fair value of each option granted in 2007 was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

                                                                       2007
                                                                       ----
Expected volatility                                                    12.9%
Expected dividends                                                      1.5%
Expected term (in years)                                                 10
Risk free rate                                                         4.71%

A summary of the status of the Company's stock option plan as of December 31 and changes during the years ending on that date is presented below:


                                                             2008                            2007
                                                 --------------------------------------------------------------
                                                              Weighted-Average                Weighted-Average
Fixed Options                                    Shares         Exercise Price      Shares     Exercise Price
-------------                                    ------     ----------------------  ------   ------------------
Outstanding at beginning of year                 69,208            $27.21           68,927         $25.22
Granted                                                                             10,500          30.00
Exercised                                       (14,080)            13.87           (8,905)         13.77
Forfeited                                        (3,939)            34.35           (1,314)         36.55
                                                 ------                             ------
Outstanding at end of year                       51,189             30.33           69,208          27.21
                                                 ======                             ======

Options exercisable at year-end                  40,689             30.50           44,708          25.60
Weighted-average fair value of
   options granted during the year               N/A                                 $8.11


The following table summarizes information about fixed stock options outstanding as of December 31, 2008:


                                    Options Outstanding and Exercisable

                                         Weighted-Average
                       Number                  Remaining            Number
Exercise Price      Outstanding            Contractual Life       Exercisable         Exercise Price
--------------      -----------          --------------------     -----------         --------------
    $15.65              1,311                 3.2 years               1,311               $15.65
     16.25              1,314                 2.9 years               1,314                16.25
     34.90              1,314                 5.3 years               1,314                34.90
     35.00              5,250                 5.8 years               5,250                35.00
     31.50             21,000                 7.0 years              21,000                31.50
     29.00             10,500                 7.5 years               7,000                29.00
     30.00             10,500                 8.6 years               3,500                30.00
                       ------                                        ------
     30.33             51,189                 7.1 years              40,689                30.50
                       ======                                        ======


As of December 31, 2008, there was $53,222 of total unrecognized compensation cost related to nonvested share-based arrangements granted under the Plan. That cost is expected to be recognized over a weighted average period of .75 years. The total value of shares that vested during the years ended December 31, 2008 and 2007 was $114,274 and $133,167, respectively.

NOTE 18 - EARNINGS (LOSS) PER SHARE
-----------------------------------

Reconciliation of the numerators and the denominators of the basic and diluted per share computations for net (loss) income are as follows:


                                                (Loss)
                                                Income         Shares        Per-Share
                                              (Numerator)   (Denominator)     Amount
                                              -----------   -------------  ------------
Year ended December 31, 2008
   Basic loss per share
     Net loss                                 $  (644,824)       860,030         $(.75)
     Effect of dilutive securities, options
                                              -----------    -----------
   Diluted loss per share
     Net loss                                 $  (644,824)       860,030         $(.75)
                                              ===========    ===========

Year ended December 31, 2007
   Basic earnings per share
     Net income                               $ 1,139,711        849,468         $1.34
     Effect of dilutive securities, options                        9,405
                                              -----------    -----------
   Diluted earnings per share
     Net income                               $ 1,139,711        858,873         $1.33
                                              ===========    ===========


NOTE 19 - RECLASSIFICATION
--------------------------

Certain amounts in the prior year have been reclassified to be consistent with the current year's statement presentation.

NOTE 20 - SUBSEQUENT EVENT
--------------------------

On November 14, 2008, the Company applied for participation in the Department of the Treasury (Treasury) Troubled Asset Relief Program Capital Purchase Program under the Emergency Economic Stabilization Act of 2008 and the rules and regulations promulgated thereunder (collectively, the "Act"). On November 21, 2008, the Treasury preliminarily approved the Company's application in the amount of $4,000,000. Closing of the transaction is subject to satisfaction as determined by the Treasury in its sole discretion, of all the conditions of the Act, and additional conditions that must be completed by the Company. The Company is planning to satisfy all required conditions needed in order to receive the additional capital of $4,000,000.

Company shareholders met on February 27, 2009 and voted to approve a modification to the Company's charter to permit the issuance of preferred stock. Such preferred stock can be issued to the Treasury as described below.

The Company is planning to issue to the Treasury $4,000,000 Series A Fixed Rate Cumulative Perpetual Preferred Stock (Series A Preferred Stock) together with related warrants to purchase shares of the Company's Series B Fixed Rate Cumulative Perpetual (Series B Preferred Stock) equal to 5% of the aggregate liquidation amount of the original Series A preferred stock issued to the Treasury. The exercise price of the warrants will be $0.01 per share. Both series of preferred stock have a liquidation amount of $1,000 per share.

Series A Preferred Stock will pay cumulative dividends at a rate of 5% for the first five years and thereafter at a rate of 9% per year.

The Company may not redeem the Series A Preferred Stock during the first three years except with proceeds from a "qualifying equity offering." After three years, the Company may, at its option, redeem the Series A Preferred Stock at the liquidation amount plus accrued and unpaid dividends. The Series A Preferred Stock will be generally non-voting. The Series B Preferred Stock will pay cumulative dividends at the rate of 9% per year and will generally have the same rights and privileges as the Series A Preferred Stock.

There will also be restrictions on dividends. As is typical with cumulative preferred stock, dividend payments for this preferred stock must be current before dividends can be paid on Company common stock and the Treasury must consent to any increase in common dividends per share until the third anniversary of the preferred stock issuance as long as the Treasury continues to hold any of the preferred stock.

Shareholder Data

--------------------------------------------------------------------------------



The stock of the Bank's parent company, SBT Bancorp, Inc., which was formed on March 3, 2006, is currently listed on the OTC Bulletin Board (Symbol: "SBTB"). At December 31, 2008, there were 864,976 shares of the Bank's common stock outstanding and approximately 1,100 shareholders of record. There is a limited market for Company's shares. The following table sets forth the high and low bid information for the period indicated.



                              Year Ended                 Year Ended
                           December 31, 2008          December 31, 2007
                           -----------------          -----------------

                            High          Low         High          Low
     First Quarter         $32.00       $25.50       $33.00       $28.50
     Second Quarter        $26.75       $23.25       $35.00       $28.75
     Third Quarter         $25.55       $21.50       $31.25       $27.50
     Fourth Quarter        $21.50       $16.00       $28.90       $27.50


The above quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission, and may not reflect actual transactions.

Dividends

    The Company's shareholders are entitled to dividends when and if declared by the Board of Directors out of funds legally available therefore. Connecticut law prohibits the Company from paying cash dividends except from its net profits, which are defined by state statutes. The Company declared and paid cash dividends of $415,188 on June 16, 2008. The Company declared and paid cash dividends of $373,858 on June 15, 2007.

    The Bank did not repurchase any of its securities during 2008.

SBT Bancorp, Inc.


--------------------------------------------------------------------------------------------------------------------

Board of Directors                                                            Officers
*Chairman of Committee

Lincoln S. Young                         Gary R. Kevorkian                     Martin J. Geitz
Chairman of the Board                    Attorney at Law                       President and Chief Executive Officer
Retired Chief Executive Officer             Investment Services Committee
Turbine Engine Services Corp.               Loan Committee                     Anthony F. Bisceglio, Ph.D.
   Corporate Governance Committee*          Personnel Committee                Treasurer and Chief Financial Officer
   Executive Committee
   Investment Services Committee*        George B. Odlum, Jr., DMD             Gary R. Kevorkian
   Loan Committee                        Retired General Dentistry             Secretary
   Personnel Committee                      Audit & Compliance Committee*
                                            Executive Committee                Susan D. Presutti
Robert J. Bogino                                                               Assistant Secretary
Vice Chairman                            Rodney R. Reynolds
Retired President and Co-Owner           Retired Founding Director
Bogino & DeMaria, Inc.                   Trust Company of Connecticut
   Audit & Compliance Committee             Investment Services Committee
   Corporate Governance Committee           Personnel Committee
   Executive Committee*
   Investment Services Committee         David W. Sessions
   Loan Committee*                       President and Treasurer
                                         Casle Corporation
James T. Fleming                            Executive Committee
President                                   Loan Committee
Connecticut Automotive Retailers            Personnel Committee*
       Association
   Audit & Compliance Committee          Penny R. Woodford
   Corporate Governance Committee        Real Estate Agent
                                         Coldwell Banker Residential Brokerage
Martin J. Geitz                             Audit & Compliance Committee
President and Chief Executive Officer       Corporate Governance Committee
The Simsbury Company and Trust Company
   Executive Committee
   Investment Services Committee
   Loan Committee

Edward J. Guarco
Vice President
State Line Oil
   Audit & Compliance Committee
   Personnel Committee


The Simsbury Bank & Trust Company, Inc.


-----------------------------------------------------------------------------------------------------

Board of Directors                      Officers                                 Employees

All SBT Bancorp, Inc. Directors
                                        Martin J. Geitz                          Dianna S. Anderson
                                        President and Chief Executive Officer    Theresa D. Bendell
Directors Emeriti                                                                Yvonne L. Bourgoin
                                        Anthony F. Bisceglio, Ph.D.              Alexandra S. Bullard
Richard C. Anthony                      Executive Vice President, Treasurer and  Katherine P. Cain
Consultant                              Chief Financial Officer                  Carol D. Clifford
                                                                                 Megan L. Clifford
                                        Paul R. Little                           Catherine A. Cook
Robert B. August                        Senior Vice President and                Jacek Danillowicz
Retired Attorney at Law                 Chief Lending Officer                    Cheryl B. Dilisio
                                                                                 S. Thomas Edge
Jackson F. Eno                          Howard R. Zern                           Marilyn E. Ehrhardt
Vice President                          Senior Vice President and                Lori L. Ethier
Morgan Stanley                          Chief Retail, Bank Operations &          Deborah A. Fochesato
                                        Technology Officer                       Shirley T. Gentry
Jane F. von Holzhausen                                                           Lynn G. Godin
Vice President of Operations            Gary R. Kevorkian                        Jo-Ann Horton
Southwest Region                        Secretary                                Lucyna Jennison
Prudential Connecticut Realty                                                    Leslie S. Kane
                                        Senior Vice President                    Regina M. Keith
Evan W. Woollacott                      ---------------------                    Sarah Krahl
Retired Vice Chairman and Commissioner  Terry L. Boulton                         Sherrie S. Krawczyk
Connecticut Department of Public                                                 Elizabeth C. Lenhart
   Utility Control                      Vice Presidents                          Cindy Matthews
                                        ---------------                          Catherine L. Miller
                                        Richard A. Bahre                         Irene P. Najman
                                        Dante S. Fazzina                         Julia E. Pattison
                                        Robert A. Francolini                     Alan G. Pollack
                                        H. Holbrook Hyde, Jr.                    Patricia A. Pschirer
                                        Lauren S. McCoy                          Michelle Raymond
                                        Bruce Noe                                Petrina C. Reid
                                        Barbara J. Wallace                       Elizabeth D. Rimkie
                                                                                 Margaret E. Rose
                                        Assistant Vice Presidents                Gerald Smith, Jr.
                                        -------------------------                Irene M. Smith
                                        Brenda J. Abbott                         Karen E. Storms
                                        Brian D. Belyea                          Maria Theodoratos
                                        Robin J. DiNicola                        Annette M. Troutman
                                        Jocelyn A. Mitchell                      Michelle G. Wiggins
                                        Craig S. Porter
                                        Susan D. Presutti, Assistant Secretary
                                        Peter Sepelak, Jr.
                                        Kenneth S. Sklodosky
                                        Sophie S. Stevens


                                        Assistant Treasurers
                                        --------------------
                                        Margot M. Byrne
                                        Barbara J. Hanifin
                                        Karen G. Jepeal
                                        Lisa A. Morgan



Corporate Information

--------------------------------------------------------------------------------

                                SBT Bancorp, Inc.
                              760 Hopmeadow Street
                                  P.O. Box 248
                        Simsbury, Connecticut 06070-0248
                                 (860) 658-2265
                               Fax: (860) 408-4679
                                simsburybank.com



 Notice of Shareholders' Meeting
 -------------------------------

 The Annual Meeting of Shareholders of SBT Bancorp, Inc., the holding company for The Simsbury Bank & Trust Company, Inc., will be held at 5:00 p.m. on Tuesday, May 12, 2009 at 981 Hopmeadow Street, Simsbury,
 Connecticut.


 Independent Auditors                     Legal Counsel
 --------------------                     -------------
 Shatswell, MacLeod & Company, P.C.       Day Pitney LLP
 83 Pine Street                           Counselors at Law
 West Peabody, MA  01960-3635             CityPlace I
                                          Hartford, CT  06103-3499

 Transfer Agent                           Shareholder Contact
 --------------                           -------------------
 American Stock Transfer & Trust Company  Susan D. Presutti, Assistant Secretary
 59 Maiden Lane                           SBT Bancorp, Inc.
 Plaza Level                              760 Hopmeadow Street, P.O. Box 248
 New York, NY 10005                       Simsbury, CT  06070-0248
 Shareholder Relations:  (800) 937-5449   (860) 408-5493

 Trading Symbol:     SBTB
 --------------

COPIES OF THE COMPANY'S ANNUAL REPORT ON FORM 10-K WILL BE FORWARDED WITHOUT CHARGE UPON WRITTEN REQUEST TO:

                          Gary R. Kevorkian, Secretary
                                SBT Bancorp, Inc.
                              760 Hopmeadow Street
                                  P.O. Box 248
                             Simsbury, CT 06070-0248