Form 10-K, Exhibit 13
period 2009-12-31
SBT Bancorp, Inc.
filed 2010-03-30
CIK 1354174

Exhibit 13

April 10, 2010

Dear Fellow Shareholders:

Simsbury Bank performed very well in 2009.  The directors, management and employees of the Bank are proud to have been able to fulfill a key objective of the Bank’s founders:  that this locally controlled bank would successfully meet our market’s loan and deposit demand not only in good but also in bad economic times.  2009 was a year marked by a world-wide financial market crisis and deep economic recession.  Simsbury Bank played its role as a trusted financial partner, continuing to both lend to businesses and households and provide a safe and secure place for savings and cash management.  Total assets grew by over 13% due to a similar increase in deposits as we welcomed new customers and an increase in business from existing customers seeking reliability at a time of great uncertainty in the banking system.  Loans grew by over 7%.  We returned to profitability after 2008’s Fannie Mae and Freddie Mac preferred stock write-down-induced loss.  Revenue grew strongly by 8%.

The period of time from early September 2008 through the first half of 2009 will be remembered as an extraordinary period in financial market and economic history.  From the September 2008 nationalization of Fannie Mae and Freddie Mac to the publication of large bank “stress test” results in May 2009, we experienced a hurricane of events that created great uncertainty about the future.  As the second half of 2009 unfolded, it appeared that the hurricane had passed and left many challenges in its wake to return the economy to sustained, low inflationary and full-employment growth and to reform the financial system to avoid in the future the behaviors that led to the financial market crisis.

Simsbury Bank’s performance in 2009 would have been impossible without our participation in the Treasury’s Capital Purchase Program (“CPP”).  Simsbury Bank fully deployed the $4 million in preferred stock capital raised through participation in the CPP by building our local customer base.  We were able to accommodate local deposit demand and lend a large share of those deposits to local businesses and households.  We did not have to resort to Federal Home Loan Bank or other borrowings to fund the loan and investment growth necessary to productively deploy the CPP capital.  Our capital ratios at year-end are in line with our historic capital ratios.  We remain “well capitalized” from a regulatory standard perspective.

Simsbury Bank’s strong balance sheet and dedicated staff position it extremely well for the future.  We have a relatively low-risk loan portfolio comprised of loans secured by conventionally underwritten residential mortgages and home equity loans (72%), commercial loans (26%), and consumer loans (2%).  We have only modest exposure to one of the typically riskiest loan categories, non-owner-occupied commercial real estate secured loans, which comprised less than 7.5% of our total loans, well below many peer banks.  Our deposit mix remains low cost and diversified with almost 32% demand deposits, 35% money market and savings deposits, and 33% certificates of deposit.  Finally, our capital levels remain comfortably above levels qualifying the Bank as “well capitalized” from a regulatory perspective.

Earnings
In 2009, Simsbury Bank’s total revenue increased 8% to $9.9 million from the prior year due to a 12% increase in net dividend and interest income to $8.9 million, and a 10% increase in bank and investment services fees and commissions to $1.2 million, offset by a 22% increase in loan loss provision to $0.5 million.  Net interest and dividend revenue benefited from volume growth.  However, some of that gain was offset by the extraordinarily low interest rate environment.  As strong deposit growth of 13% exceeded our robust loan growth of 7%, our loan to deposit ratio decreased from 82% at year-end 2008 to 77% at year-end 2009 and we increased our investment activity.  The approximately 50% increase in our investment portfolio, whose components are generally lower yielding than loans, as well as the overall low interest rate environment resulted in a decline in our net interest margin from 3.95% in 2008 to 3.56% in 2009.

Thanks to the strong revenue growth and close management of noninterest expenses, the Bank returned to profitability in 2009 posting net income of $718 thousand.  Noninterest expenses increased less than 2% as the two largest expenses, personnel related and occupancy expenses, declined, respectively, approximately 3% and 12%.  The most significant expense increase was our FDIC insurance assessment which increased 268% to $516 thousand due to special assessments to all FDIC-insured institutions to replenish the FDIC insurance fund.

Loans and Deposits
As noted above, 2009 was another excellent year for loan and deposit growth.  Commercial purpose loans increased by approximately 6% and residential property secured mortgages and home equity loans increased by approximately 10%.  Consumer loans increased 8%.  The Bank’s deposit mix remains favorable and relationship based.  Our deposit mix is now closer to the Bank’s historic and targeted distribution of approximately one third in each category than last year end when time deposits accounted for 39% of total deposits reflecting the many new customers to the Bank who were diversifying their deposits among many banks due to the financial market crisis.  Deposit growth was led by savings deposits which increased by almost 27% and demand deposits which increased by over 14%.  These increases were partially offset by a decrease in time deposits of approximately 3% as the Bank focused pricing advantages on full relationship customers.  Average deposit balances increased almost 12% to over $12,100 from $10,800 at year end 2008.  The number of demand deposit and savings accounts increased, respectively, 6% and 1%.  The number of time deposit accounts declined 7%.

Asset Quality
The Bank’s asset quality remains strong, both absolutely and compared to our competitors.  Nonaccrual loans at year-end stood at $3.2 million (1.63% of gross loans and leases).  While this is a significantly higher level than the prior year-end’s $0.6 million (0.31% of gross loans and leases), we are comfortable that our credit risk management processes are effectively identifying and mitigating problem loans.  Net charge offs were essentially flat at $353,000 (0.19% of average loans) compared to last year-end’s $358,000 (0.21% of average loans).  The Bank’s provision for loan losses in 2009 totaled $547,000 compared to $450,000 in 2008.  The allowance for loan and lease losses increased almost 10% to $2.2 million equaling 1.14% of total loans and leases at year end 2009.

We continue to feel that our relatively low exposure to commercial real estate secured loans is one of our strengths.  With only approximately 18% of our loans financing commercial real estate, we are among banks with the lowest exposure to commercial real estate in our market area.  Construction and development loans total only approximately 3.5% of our total loans and non-owner-occupied commercial real estate secured loans total approximately 7.5% of our total loans.

Shareholders' Equity and Capital
Due to the Bank’s return to profitability in 2009 as well as the preferred stock issued to the Treasury, the Company’s shareholders' equity increased significantly in 2009.  Book value per share also improved.  The Company’s stock price remains depressed, as does that of most of our peers.

The Bank’s capital position was augmented in 2009 through participation in the Treasury’s Capital Purchase Program.  The $4.0 million in capital raised at the attractive effective rate of 6.45% qualifies as Tier 1 capital from a regulatory perspective and we remain comfortably “well capitalized.”  As noted above, the Bank has fully deployed the $4.0 million in capital in its banking business activities including deposit-taking from and lending to local businesses and households.

In Recognition
Early in 2010, Simsbury Bank lost one of its founding directors, Robert August.  Bob was a strong advocate for ensuring that the Bank fully played its role in the communities it serves.  He will be missed by the many people and institutions he touched during his long life.

Reflecting on 2009 and Looking Forward
2009 was a watershed year for the Company as we enjoyed double-digit balance sheet growth.  Earnings improved, but are still below our goal.  In a year of extraordinary financial market and economic turbulence, Simsbury Bank fulfilled the mission set forth by its founders of meeting the credit and other banking needs of our local market even in the most adverse of economic circumstances.

2010 marks Simsbury Bank’s 15th anniversary.  We will work hard to make it another year of forward progress in helping our customers achieve their life goals, providing our shareholders with a competitive return, ensuring that our employees enjoy fulfilling jobs, and improving our communities’ quality of life.

We plan to continue our growth momentum in 2010 by doing well what we do best:  listening to our customers’ needs and goals, providing them with informed advice to help them achieve their goals, being available and accurate in our performance, and thereby earning a position as their trusted partner.  We will focus particularly on four strategies that are grounded in our historic strengths and speak to our customers’ needs.
▪
We will add to our residential mortgage product offerings and extend our market reach.  As the housing market stabilizes, we want to be in a position to help as many households as possible to achieve their home ownership goals.  By expanding the products we offer, including FHA mortgages, and extending our geographic reach, we will leverage our historic expertise to build our customer base, balance sheet and earnings.

▪
We will make it easier for small businesses to borrow from us.  Currently, our commercial loan underwriting, approval and management processes are the same regardless of loan size.  There are many companies in our market area that would prefer to select us for their borrowing and deposit needs, however find our loan process cumbersome.  We think there is a great opportunity to bring our personal service to many more businesses by significantly streamlining our credit process for smaller business loans.

▪
We want to offer our full service customers more rewards for consolidating their banking and investment business with us.  To that end, we will launch a relationship program that provides a variety of pricing and service enhancements to customers who select us for most of their financial needs.

▪
Finally, we will continue to embrace the efficiency and convenience that our 2009 investment in an upgraded technology platform provides to our customers and us.  We will use technology to make it easier for customers to access us and our services and to streamline our work processes to improve controls and productivity and make it easier for us to serve our customers.

We appreciate your support and look forward to continuing to enhance shareholder value by helping our customers achieve their life and business goals through our banking and investment services capabilities.

Sincerely,

/s/ Martin J. Geitz	/s/ Lincoln S. Young
Martin J. Geitz	Lincoln S. Young
President & Chief Executive Officer	Chairman of the Board of Directors

Selected Financial and Other Data
___________________________________________________________________________________

	At 12/31/09	At 12/31/08	At 12/31/07
Balance Sheet Data:
Total assets	$273,738,573	$240,756,468	$210,390,282
Loans, net	191,303,519	178,073,758	163,765,440
Investment securities	50,642,016	33,628,012	25,501,248
Federal funds sold, money market mutual funds, and other interest-earning deposits	8,876,984	7,550,417	2,330,187
Deposits	250,445,682	220,879,117	186,805,866
Stockholders’ equity	21,411,578	16,846,649	17,318,059

	For the Year Ended 12/31/09	For the Year Ended 12/31/08	For the Year Ended 12/31/07
Statement of Income Data:
Total interest and dividend income	$11,791,863	$11,064,810	$11,349,114
Total interest expense	2,823,394	3,042,570	3,477,333
Net interest and dividend income	8,968,469	8,022,240	7,871,781
Provision for loan losses	547,000	450,000	250,000
Net interest and dividend income after provision for loan losses	8,421,469	7,572,240	7,621,781
Gain (loss) on loans sold, net	58,928	-	(414)
Writedown of available-for-sale securities	-	(1,755,600)	(227,900)
Other noninterest income	1,522,020	1,601,042	1,821,379
Noninterest expense	8,997,485	8,830,965	7,901,091
Income tax expense (benefit)	227,713	(768,459)	174,458
Net income (loss)	718,291	(644,824)	1,139,711

Earnings (loss) per common share	$0.60	$(0.75)	$1.34
Earnings (loss) per common share, assuming dilution	$0.60	$(0.75)	$1.33
Other Data:
Net interest spread	3.32%	3.56%	3.64%
Net interest margin	3.56%	3.95%	4.11%
Return on average assets	0.27%	(0.30)%	0.55%
Return on average stockholders’ equity	3.49%	(3.71)%	6.80%
Dividend payout ratio	59.6%	n/a	32.8%
Average stockholders’ equity to average assets	7.63%	8.02%	8.11%

Management's Discussion and Analysis of
Financial Conditions and Results of Operations

Forward-Looking Statements

When used in this Annual Report or any press release, public announcement or filing, the words “intends,” “expects,” “plans,” “estimates,” “projects,” “believes,” “anticipates” and similar expressions are intended to identify forward-looking statements.  The Company (defined below) has made and may continue to make various forward-looking statements with respect to earnings, credit quality and other financial and business matters for periods subsequent to December 31, 2009.  All statements, other than statements of historical facts, are forward-looking statements.  The Company cautions that these forward-looking statements are not guarantees of future performance and are subject to numerous assumptions, risks and uncertainties, and that statements relating to subsequent periods are subject to greater uncertainty because of the increased likelihood of changes in underlying factors and assumptions.  Actual results could differ materially from forward-looking statements.  In addition to those factors previously disclosed by the Company or the Bank (defined below) and those factors identified elsewhere herein, the following factors could cause actual results to differ materially from such forward-looking statements: competitive pressures on loan and deposit product pricing; other actions of competitors; changes in economic conditions; the extent and timing of actions of the Federal Reserve Board; customer deposit disintermediation; changes in customers' acceptance of the Bank's products and services; and the extent and timing of legislative and regulatory actions and reforms.

Please do not rely unduly on any forward-looking statement, as such statements speak only as of the date made and the Company undertakes no obligation to revise or update such statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events or circumstances.

General

This discussion is designed to assist you in better understanding the Company’s financial condition, results of operations, liquidity and capital resources and any significant changes and trends related thereto.  This discussion should be read in conjunction with our financial statements.

SBT Bancorp, Inc. (the “Company”) is the holding company for The Simsbury Bank & Trust Company, Inc. (the “Bank”).  The Company was incorporated in the State of Connecticut on February 17, 2006.  The Company became the Bank’s sole shareholder pursuant to a reorganization that occurred on March 2, 2006.  The Company’s only business is its investment in the Bank, which is a community-oriented financial institution providing a variety of banking and investment services.

The Bank was incorporated on April 28, 1992 and commenced operations as a Connecticut chartered bank on March 31, 1995.  The Bank's deposit accounts are insured under the Federal Deposit Insurance Act, up to the maximum applicable limits thereof.  The Bank is not a member of the Federal Reserve System.  The Bank's main office and its corporate offices are located in the town of Simsbury, Connecticut.  The Bank has branch offices in the towns of Granby, Avon, and Bloomfield, Connecticut. The Bank also maintains a business office in Canton, Connecticut.  The aggregate population for the Bank's market area is 97,110, comprised of approximately 36,800 households.  The Bank's customer base consists primarily of individual consumers and small businesses in north central Connecticut.  The Bank has in excess of 20,516 deposit accounts.

The Bank offers a full range of commercial banking services to residents and businesses in its primary and secondary markets through a wide variety of mortgage programs, home equity lines and loans, FDIC-insured checking, savings, and IRA accounts, 401K rollover, as well as safe deposit and other customary non-deposit banking services.  As of December 31, 2009, approximately 78% of the Bank's loans were secured by residential property located in Connecticut.

The Bank has two ATMs at its main office and at the Bloomfield branch, and one ATM at each of its other branch/business office locations.  The ATMs generate activity fees based upon utilization by other banks' customers.  The Bank offers investment products to customers through SBT Investment Services, Inc., a wholly-owned subsidiary of the Bank, and through its affiliation with the securities broker/dealer LPL Financial Services Corporation.

The Bank’s deposits increased by $29.6 million or 13.4% in 2009.  The Bank’s total assets at year-end 2009 were $274 million, an increase of $33 million or 13.7% from the $241 million at year-end 2008.  The Bank’s loan portfolio increased by $13.4 million or 7.4% in 2009 and ended the year at $193.5 million.  The Bank’s loan-to-deposit ratio, an important determinant of net interest income, decreased to 77% at year-end 2009, compared to 82% at year-end 2008.

There was net income of $718,291 or $0.60 per common share for the year ended December 31, 2009, an increase of $1.4 million from the net loss of $644,824 or $(0.75) per common share reported for the year ended December 31, 2008.  The net loss in 2008 was principally attributable to an impairment charge of $1,755,600 on investments in Fannie Mae and Freddie Mac securities.

Results of Operations for the Years Ended December 31, 2009, 2008, and 2007

Net Interest Income and Net Interest Margin

The Bank’s earnings depend largely upon the difference between the income received from its loan portfolio and investment securities and the interest paid on its liabilities, mainly interest paid on deposits.  This difference is “net interest income.”  The net interest income, when expressed as a percentage of average total interest-earning assets, is referred to as the net interest margin.  The Bank’s net interest income is affected by the change in the level and the mix of interest-earning assets and interest-bearing liabilities, referred to as volume changes.  The Bank’s net interest margin is also affected by changes in yields earned on assets and rates paid on liabilities, referred to as rate changes.  Interest rates charged on the Bank’s loans are affected principally by the demand for such loans, the supply of money available for lending purposes and competitive factors.  These factors are in turn affected by general economic conditions and other factors beyond the Bank’s control, such as federal economic policies, the general supply of money in the economy, legislative tax policies, governmental budgetary matters, and the actions of the Federal Reserve.

Net interest and dividend income after provision for loan losses totaled $8,421,469 in 2009, which is an increase of $849,229, or 11.2%, from 2008.  Earning assets have grown from $191 million on December 31, 2005 to $256 million at December 31, 2009.  The Bank’s net interest spread and net interest margin decreased to 3.32% and 3.56%, respectively, during 2009 as compared to 3.56% and 3.95%, respectively, during 2008.  This was primarily due to the historically low level of interest rates prevalent for much of the year.

The following table presents the average amounts outstanding for the major categories of the Bank’s interest-earning assets and interest-bearing liabilities and the average interest rates earned or paid thereon for the years ended December 31, 2009, 2008 and 2007.

NET INTEREST INCOME
(Dollars in thousands)

	For the Year Ended 12/31/09
	Average Balance	(1) Interest	Yield

Federal funds sold and overnight deposits	$14,829	$25	0.17%

Investments (1)	57,629	2,106	3.65

Mortgage loans	100,650	5,444	5.41
Commercial loans	49,657	2,759	5.56
Consumer loans	33,507	1,615	4.82
Term federal funds sold	227	3	1.32
Total loans	184,041	9,821	5.34

Total interest-earning assets	$256,499	11,952	4.66%

NOW deposits	$32,670	37	0.11%
Savings deposits	86,423	656	0.76
Time deposits	90,322	2,115	2.34
Total interest-bearing deposits	209,415	2,808	1.34

Securities sold under agreements to repurchase	980	8	0.82
Federal Home Loan Bank advances	227	7	3.08

Total interest-bearing liabilities	$210,622	2,823	1.34%

Net interest income		$9,129
Net interest spread			3.32%
Net interest margin			3.56%

	For the Year Ended 12/31/08
	Average Balance	(1) Interest	Yield

Federal funds sold and overnight deposits	$9,717	$145	1.49%

Investments (1)	23,577	1,251	5.31

Mortgage loans	91,702	5,109	5.57
Commercial loans	44,671	2,747	6.15
Consumer loans	36,796	1,946	5.29
Term federal funds sold	475	10	2.11
Total loans	173,644	9,812	5.65

Total interest-earning assets	$206,938	11,208	5.42%

NOW deposits	$29,990	45	0.15%
Savings deposits	65,706	717	1.09
Time deposits	65,755	2,214	3.37
Total interest-bearing deposits	161,451	2,976	1.84

Securities sold under agreements to repurchase	1,952	48	2.46
Federal Home Loan Bank advances	611	18	2.95

Total interest-bearing liabilities	$164,014	3,042	1.85%

Net interest income		$8,166
Net interest spread			3.56%
Net interest margin			3.95%

NET INTEREST INCOME
(Dollars in thousands)

	For the Year Ended 12/31/07
	Average Balance	(1) Interest	Yield

Federal funds sold and overnight deposits	$3,812	$201	5.27%

Investments (1)	33,092	1,597	4.83

Mortgage loans	78,901	4,343	5.50
Commercial loans	38,528	2,747	7.13
Consumer loans	39,864	2,566	6.44
Term federal funds sold	33	1	3.03
Total loans	157,326	9,657	6.14

Total interest-earning assets	$194,230	11,455	5.90

NOW deposits	$27,764	51	0.18%
Savings deposits	57,754	546	0.95
Time deposits	65,016	2,758	4.24
Total interest-bearing deposits	150,534	3,355	2.23

Securities sold under agreements to repurchase	1,529	37	2.42
Federal Home Loan Bank advances	1,632	85	5.21

Total interest-bearing liabilities	$153,695	3,477	2.26%

Net interest income		$7,978
Net interest spread			3.64%
Net interest margin			4.11%

(1)
On a fully taxable equivalent basis based on a tax rate of 34%.  Interest income on investments includes a fully taxable equivalent adjustment of $161,000 in 2009, $143,000 in 2008, and $106,000 in 2007.

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

	Year Ended December 31, 2009 Compared to Year Ended December 31, 2008			Year Ended December 31, 2008 Compared to Year Ended December 31, 2007
	Increase (Decrease) Due to			Increase (Decrease) Due to
	Volume	Rate	Net	Volume	Rate	Net
	(In thousands)
Interest and dividend income:

Federal funds sold and overnight deposits	$175	$(294)	$(119)	$47	$(102)	$(55)
Investments	1,090	(235)	855	182	(529)	(347)
Loans	396	(387)	9	(380)	535	155
Total interest-earning assets	1,661	(916)	745	(151)	(96)	(247)

Interest expense:
NOW deposits	5	(13)	(8)	(11)	5	(6)
Savings deposits	(1,765)	1,704	(61)	90	81	171
Time deposits	(536)	437	(99)	(576)	32	(544)
Total interest-bearing deposits	(2,296)	2,128	(168)	(497)	118	(379)

Securities sold under agreements to repurchase	(17)	(23)	(40)	1	10	11
FHLB advances	(11)	1	(10)	(27)	(40)	(67)
Total interest-bearing liabilities	(2,324)	2,106	(218)	(523)	88	(435)
Net change in interest income	$3,985	$(3,022)	$963	$372	$(184)	$188

Provision for Loan Losses

Provisions for loan losses are charged to earnings to bring the total allowance for loan losses to a level deemed appropriate by the Bank’s management (“Management”) based on such factors as historical experience, the volume and type of lending conducted by the Bank, the amount of non-performing loans, regulatory policies, generally accepted accounting principles, general economic conditions, and other factors related to the collectability of loans in the Bank’s portfolio.

Each month the Bank reviews the allowance for loan losses and makes additional provisions to the allowance, as needed.  For the year ended December 31, 2009, the allowance was increased by $194,156, net of charge-offs and recoveries.  The total allowance for loan losses at December 31, 2009 was $2,211,301 or 1.14% of outstanding loans.  This compares with a total allowance for loan losses of $2,017,145 at year-end 2008, which represented 1.12% of outstanding loans.  With the exclusion of loans to financial institutions (term federal funds sold), this ratio was 1.14% at year-end 2009 and 1.18% at year-end 2008.  During 2009, the Bank charged off fifteen loans for a total of $358,097 and, in 2008, thirteen loans for a total of $358,862.  The Bank recovered 5 loans for $5,253 in 2009 and 2 loans for $1,455 during 2008.  Management believes the allowance for loan losses is adequate.

Noninterest Income and Noninterest Expense

The following table sets forth the various components of the Bank’s noninterest income (charges), and noninterest expense for the years ended December 31, 2009, 2008 and 2007.

NONINTEREST INCOME (CHARGES)

	For Year Ended 12/31/09	% of Income Excluding Writedown	For Year Ended 12/31/08	% of Income Excluding Writedown	For Year Ended 12/31/07	% of Income Excluding Writedown

Service charges on deposit accounts	$544,054	35.7%	$479,210	29.9%	$413,758	22.7%
Safe deposit fees	80,968	5.3	74,039	4.6	79,764	4.3
Business manager income	109,425	7.2	129,232	8.1	132,339	7.3
Gain (loss) on loans sold, net	58,928	3.9	-	-	(414)	-
SBT Investment Services, Inc	100,910	6.6	82,295	5.2	210,630	11.6
Other income	627,735	41.3	836,266	52.2	985,302	54.1
Noninterest income excludes write-down	1,522,020	100.0%	1,601,042	100.0%	1,821,379	100.0%
Write-down of securities available- for-sale	-		(1,755,600)		(227,900)
Total noninterest income (charges)	$1,522,020		$(154,558)		$1,593,479

NONINTEREST EXPENSE

	For Year Ended 12/31/09	% of Total	For Year Ended 12/31/08	% of Total	For Year Ended 12/31/07	% of Total

Salaries and employee benefits	$4,165,247	46.3%	$4,284,603	48.5%	$4,166,414	52.7%
Occupancy expense	1,128,436	12.5	1,287,076	14.5	1,115,588	14.1
Equipment expense	349,935	3.7	411,703	4.7	391,122	5.0
Impairment of operating lease	-	-	298,657	3.4
Professional fees	513,000	5.7	407,597	4.6	417,476	5.3
Advertising and promotions	398,365	4.4	384,404	4.4	335,999	4.3
Forms and supplies	185,882	2.1	152,212	1.7	126,826	1.6
Insurance	575,120	6.4	200,750	2.3	110,172	1.4
Loan expenses	94,742	1.1	68,393	0.8	77,603	1.0
Postage	103,912	1.2	151,522	1.7	130,700	1.6
Other expenses	1,482,846	16.6	1,184,048	13.4	1,029,191	13.0

Total	$8,997,485	100.0%	$8,830,965	100.0%	$7,901,091	100.0%

Noninterest income for the twelve months ended December 31, 2009 decreased by approximately $79,000, excluding the write-down of securities available for sale, from the twelve months ended December 31, 2008.  This 2009 decrease was due primarily to a decrease of $247,000 in cash surrender value of bank owned life insurance (“BOLI”) and BOLI death benefit income.  Total noninterest income (charges) was a loss in 2008 due to the writedown of securities available-for-sale.  Management deemed Fannie Mae and Freddie Mac preferred stock holdings to be other-than-temporarily impaired.

Service charges and fee income grew by approximately $52,000 during 2009, an increase of 8%.  The Bank sold residential mortgage loans with thirty-year maturities in 2009, resulting in a gain of $59,000.  The Bank sold no mortgages in 2008.  At December 31, 2009, the Bank had over 20,516 deposit accounts, 341 or 1.7% more than the number of accounts at year-end 2008 and 441 accounts more than at year-end 2007.  SBT Investment Services, Inc.’s revenues increased by approximately $19,000 in 2009 compared to 2008.

Noninterest expense for the year ended December 31, 2009 was $8,997,000, an increase of $167,000, or approximately 2%, over 2008.  Noninterest expense for the year ended December 31, 2008 was $8,831,000.  This compares to an increase of 10% from 2007 to 2008 in noninterest expense.  The increases in 2009 were primarily related to a $376,000 increase in FDIC insurance assessment.  All banks experienced similar increases in FDIC insurance assessments in 2009.

Salaries and employee benefits comprised 46% of total noninterest expense during 2009, as compared to 49% in 2008.  Occupancy expense and equipment expense, at approximately 16% in 2009 and 19% in 2008,  continue to be the other major categories of noninterest expense.

Financial Condition at Years Ended December 31, 2009, 2008 and 2007

The following table sets forth the average balances of each principal category of our assets, liabilities and capital accounts for the years ended December 31, 2009, 2008 and 2007.

Distribution of Assets, Liabilities and Stockholders’ Equity
(Dollars in thousands)

	For the Year Ended 12/31/09		For the Year Ended 12/31/08		For the Year Ended 12/31/07
	Average Balance	Percent of Total Assets	Average Balance	Percent of Total Assets	Average Balance	Percent of Total Assets
Assets
Cash and due from banks	$7,280	2.7%	$7,682	3.6%	$7,604	3.7%
Investment securities	57,881	21.4	22,873	10.5	33,092	16.0
Federal funds sold and overnight deposits	14,829	5.5	9,717	4.5	3,812	1.9
Loans, net	181,929	67.5	171,723	79.1	155,616	75.4
Premises and equipment	787	0.3	1,072	0.5	1,410	0.7
Accrued interest and other assets	6,909	2.6	3,960	1.8	4,942	2.3

Total assets	$269,615	100.0%	$217,027	100.0%	$206,476	100.0%

Liabilities and Stockholders' Equity
Deposits
Demand and NOW deposits	$70,154	26.0%	$64,953	29.9%	$62,955	30.5%
Savings deposits	86,423	32.1	65,706	30.3	57,754	28.0
Time deposits	90,322	33.5	65,755	30.3	65,016	31.5
Total deposits	246,899	91.6	196,414	90.5	185,725	90.0
Accrued interest and other liabilities	2,146	0.8	3,210	1.5	3,995	1.9

Total liabilities	249,045	92.4	199,624	92.0	189,720	91.9

Stockholders’ equity:
Preferred stock	3,079	1.1	-	-	-	-
Common stock	9,353	3.5	9,177	4.2	8,576	4.2
Retained earnings and other comprehensive income	8,138	3.0	8,226	3.8	8,180	3.9
Total stockholders’ equity	20,570	7.6	17,403	8.0	16,756	8.1

Total liabilities and stockholders’ equity	$269,615	100.0%	$217,027	100.0%	$206,476	100.0%

Investment Portfolio

In order to maintain a reserve of readily marketable assets to meet the Bank’s liquidity and loan requirements, the Bank purchases United States Treasury securities and other investments.  Sales of “federal funds” (short-term loans to other banks) are regularly utilized.  Placement of funds in certificates of deposit with other financial institutions may be made as alternative investments pending utilization of funds for loans or other purposes.

Securities may be pledged to meet security requirements imposed as a condition for receipt of deposits of public funds and repurchase agreements.  At December 31, 2009, the Bank had twenty-nine securities with a carrying value totaling $11,037,829 pledged for such purposes.

As of December 31, 2009, the Bank’s investment portfolio consisted of U.S. government and agency securities and preferred stocks, mortgage-backed securities, corporate bonds, municipal securities, and money market mutual funds.  The Bank’s policy is to stagger the maturities of its investments to meet overall liquidity requirements of the Bank.

The following table summarizes the amounts and distribution of the Bank’s investment securities held as of December 31, 2009, 2008, and 2007.

INVESTMENT PORTFOLIO
(Dollars in thousands)
	December 31, 2009
	Amortized Cost	Fair Value	Yield
AVAILABLE-FOR-SALE SECURITIES
U.S. government and agency securities
Due after one to five years	$15,723	$15,767	2.44%
Total U.S. government and agency securities	15,723	15,767	2.44
State and municipal securities
Due after one to five years	1,493	1,537	5.39
Due after five to ten years	1,847	1,883	3.41
Due after ten to fifteen years	3,920	3,918	3.88
Due beyond fifteen years	2,717	2,764	4.18
Total state and municipal securities	9,977	10,102	4.10
Corporate debt securities
Due after one to five years	509	536	5.00
Total corporate debt securities	509	536	5.00
Mortgage-backed securities
WARM* within one year	110	111	3.60
WARM* after one to five years	1,497	1,528	3.73
WARM* after five to ten years	4,165	4,279	4.07
WARM* after ten to fifteen years	8,047	8,090	3.95
WARM* beyond fifteen years	7,953	7,834	4.14
Total mortgage-backed securities	21,772	21,842	4.03
SBA loan pool
Due after one to five years	195	$202	4.63
Due after five to ten years	1,445	1,505	5.18
Total SBA loan pool	1,640	1,707	5.11

Preferred stocks	17	57	0.00
Total available-for-sale securities	$49,638	$50,011	3.58%

* - Weighted-Average Remaining Maturity

INVESTMENT PORTFOLIO
(Dollars in thousands)

	December 31, 2008
	Amortized Cost	Fair Value	Yield
AVAILABLE-FOR-SALE SECURITIES
U.S. Government and Agency securities
Due within one year	$500	$503	4.91%
Due after one to five years	5,272	5,351	3.25
Total U.S. Government and Agency securities	5,772	5,854	3.4
State and municipal securities
Due after one to five years	1,493	1,546	5.39
Due after five to ten years	231	237	5.41
Due after ten to fifteen years	1,851	1,822	3.92
Due beyond fifteen years	2,373	2,249	4.12
Total state and municipal securities	5,948	5,854	4.43
Corporate debt securities
Due within one year	2,159	2,176	6
Due after one to five years	512	514	5
Total corporate debt securities	2,671	2,690	5.78
Mortgage -backed securities
WARM* within one year	234	234	3.72
WARM* after one to five years	2,216	2,236	3.88
WARM* after five to ten years	3,472	3,469	4.55
WARM* after ten to fifteen years	4,219	4,231	4.77
WARM* beyond fifteen years	6,658	6,533	5.22
Total mortgage-backed securities	16,799	16,703	4.77
SBA loan pool
Due within one year	17	18	8.8
Due after one to five years	230	231	4.63
Due after five to ten years	0	0	0
Due after ten to fifteen years	1,583	1,630	5.11
Total SBA loan pool	1,830	1,879	5.09

Preferred stocks	17	17	0
Total available-for-sale securities	$33,037	$32,997	4.64%

* - Weighted-Average Remaining Maturity

	December 31, 2007
	Amortized Cost	Fair Value	Yield
AVAILABLE-FOR-SALE SECURITIES
U.S. Government and Agency securities
Due within one year	$3,000	$2,999	4.85%
Due after one to five years	1,500	1,503	5.53
Total U.S. Government and Agency securities	4,500	4,502	5.08
State and municipal securities
Due after one to five years	2,325	2,393	5.30
Due after five to ten years	4,588	4,624	4.46
Total state and municipal securities	6,913	7,017	4.79
Corporate debt securities
Due after one to fuve years	475	474	3.3
Total corporate debt securities	475	474	3.3
Mortgage-backed securities
WARM* after one to five years	11,636	11,625	5.02
Total mortgage-backed securities	11,636	11,625	5.02
Preferred stocks	1,772	1,253	5.09
Total available-for-sale securities	$25,296	$24,871	4.79%

* - Weighted-Average Remaining Maturity

Loan Portfolio

General

The following table presents the Bank’s loan portfolio as of December 31, 2009, 2008, 2007, 2006, and 2005.

LOAN PORTFOLIO
(Dollars in thousands)

	December 31, 2009		December 31, 2008		December 31, 2007
	Balance	% Total Loans	Balance	% Total Loans	Balance	% Total Loans

Commercial, financial and agricultural *	$12,901	6.7%	$15,742	8.7%	$16,585	10.0%
Real estate – construction and land development	6,745	3.5	8,871	4.9	10,756	6.5
Real estate – residential	138,409	71.6	126,042	70.1	113,629	68.7
Real estate – commercial	28,721	14.9	22,962	12.8	15,135	9.1
Municipal	2,015	1.0	2,082	1.2	1,916	1.2
Consumer	4,474	2.3	4,125	2.3	7,427	4.5

Total loans	193,265	100.0%	179,824	100.0%	165,448	100.0%

Allowance for loan losses	(2,211)		(2,017)		(1,925)
Deferred costs, net	250		267		242

Net loans	$191,304		$178,074		$163,765

* - Includes term federal funds sold of $0 at 12/31/2009, $2,000,000 at 12/31/2008 and $3,000,000 at 12/31/2007.

	December 31, 2006		December 31, 2005
	Balance	% Total Loans	Balance	% Total Loans

Commercial, financial and agricultural *	$10,947	7.0%	$11,386	7.7%
Real estate – construction and land development	11,113	7.1	9,037	6.1
Real estate – residential	106,375	67.7	96,459	65.5
Real estate – commercial	15,974	10.2	16,101	10.9
Municipal	987	0.6	987	0.7
Consumer	11,582	7.4	13,381	9.1

Total loans	156,978	100.0%	147,351	100.0%

Allowance for loan losses	(1,698)		(1,720)
Deferred costs, net	233		175

Net loans	$155,513		$145,806

* - Includes term federal funds sold of $0 at 12/31/2006 and $2,000,000 at 12/31/2005.

The Bank’s commercial loans are made for the purpose of providing working capital, financing the purchase of equipment, or for other business purposes.  Such loans include loans with maturities ranging from thirty days to one year and “term loans,” which are loans with maturities normally ranging from one to twenty-five years.  Short-term business loans are generally intended to finance current transactions and typically provide for periodic principal payments, with interest payable monthly.  Term loans normally provide for fixed or floating interest rates, with monthly payments of both principal and interest.

The Bank’s construction loans are primarily interim loans made to finance the construction of commercial and single-family residential property.  These loans are typically short-term.  The Bank generally pre-qualifies construction loan borrowers for permanent “take-out” financing as a condition to making the construction loan.  The Bank occasionally will make loans for speculative housing construction or for acquisition and development of raw land.

The Bank’s other real estate loans consist primarily of loans made based on the borrower’s cash flow and which are secured by deeds of trust on commercial and residential property to provide another source of repayment in the event of default.  It is the Bank’s policy to restrict real estate loans without credit enhancement to no more than 80% of the lower of the appraised value or the purchase price of the property depending on the type of property and its utilization.  The Bank offers both fixed and floating rate loans.  Maturities on such loans typically range from five to thirty years.  However, Small Business Administration (SBA) and certain other real estate loans easily sold in the secondary market are made for longer maturities.  The Bank has been designated an approved SBA lender.  The Bank’s SBA loans are categorized as commercial or real estate – commercial, depending on the underlying collateral.  Also, the Bank has been approved as an originator of loans that can be sold to the Federal Home Loan Mortgage Corporation.

During the year ended December 31, 2009, there were 21 loans sold with a total principal balance of $4,718,800 resulting in a total gain for the Bank of $59,000.  During 2008 there were no loans sold.  During the year ended December 31, 2007, the Bank sold one loan with total principal balance of $268,000 resulting in a total net loss of $414 for the Bank.  During the year ended December 31, 2006, the Bank sold four loans with total principal balances of $598,000 resulting in total net gains of $3,977 for the Bank.

Consumer loans are made for the purpose of financing automobiles, various types of consumer goods, and other personal purposes.  Consumer loans generally provide for the monthly payment of principal and interest.  Most of the Bank’s consumer loans are secured by the personal property being purchased.

With certain exceptions, the Bank is permitted under applicable law to make related extensions of credit to any one borrowing entity up to 15% of the Bank’s capital and reserves.  An additional 10% is allowable if the credit is fully secured by qualified collateral. The Bank sells participations in its loans when necessary to stay within lending limits.  As of December 31, 2009, these lending limits for the Bank were $3,440,177 and $5,733,629, respectively.

Loan Concentrations  The Bank does not have any significant concentrations in its loan portfolio by industry or group of industries.  As of December 31, 2009, approximately 78% of the Bank’s loans were secured by residential property located in Connecticut.  As of December 31, 2008, approximately 70% of the Bank’s loans were secured by such property.

Loan Portfolio Maturities and Interest Rate Sensitivity   The following table summarizes the maturities and interest rate sensitivity of the Bank’s loan portfolio.

MATURITIES AND RATE SENSITIVITY OF LOANS
As of December 31, 2009
(In thousands)

	One Year or Less	Over One to Five Years	Over Five Years	Total

Commercial, financial and agricultural	$8,358	$4,544	$-	$12,902
Real estate - construction and land development	6,745	-	-	6,745
Real estate – residential	40,498	57,171	40,740	138,409
Real estate – commercial	22,802	3,946	1,972	28,720
Municipal	2,015	-	-	2,015
Consumer	2,109	2,365	-	4,474
Total loans	$85,527	$68,026	$42,712	$193,265

Loans with fixed interest rates	$20,464	$59,130	$41,539	$121,133

Loans with variable interest rates	62,063	8,896	1,173	72,132
Total loans	$82,527	$68,026	$42,712	$193,265

The following table sets forth the Bank’s loan commitments, standby letters of credit, and unadvanced portions of loans at December 31, 2009, 2008 and 2007.

LOAN COMMITMENTS AND STANDBY LETTERS OF CREDIT
(In thousands)

	12/31/09	12/31/08	12/31/07

Commitments to originate loans	$1,498	$1,273	$2,222
Standby letters of credit	337	337	557
Unadvanced portion of loans:
Construction	3,474	5,987	8,480
Commercial lines of credit	7,744	9,479	6,801
Consumer	701	715	730
Home equity lines of credit	24,232	22,894	22,721

Total	$37,986	$40,685	$41,511

Non-Performing Assets  Interest on performing loans is accrued and taken into income daily.  Loans over 90 days past due are deemed “non-performing” and are placed on a nonaccrual status, unless the loan is well collateralized and in the process of collection.  Interest received on nonaccrual loans is credited to income only upon receipt and in certain circumstances may be applied to principal until the loan has been repaid in full, at which time the interest received is credited to income.  The Bank had 21 nonaccrual loans with a balance of $3,200,000 as of December 31, 2009, 12 with a balance of approximately $561,000 as of December 31, 2008, one with a balance of approximately $5,000 as of December 31, 2007, one with a balance of approximately $78,000 as of December 31, 2006, and one with a balance of $32,000 as of December 31, 2005.  Gross interest that would have been recorded if the nonaccrual loans had been current was approximately $77,000 as of December 31, 2009 and $26,000 as of December 31, 2008.  The amount of interest on nonaccrual loans included in net income for December 31, 2009 and 2008 was approximately $18,000 and $19,000, respectively.  As of December 31, 2009, the Bank had two loans with a balance of approximately $202,000 that were more than 90 days past due and still accruing interest.  As of December 31, 2008 and 2007, the Bank had four loans with a balance of approximately $90,000 and one with a balance of approximately $1,000, respectively, that were more than 90 days past due and still accruing interest.  The Bank had no loans more than 90 days past due and still accruing interest as of year-end 2006 and 2005.

When appropriate or necessary to protect the Bank’s interests, real estate taken as collateral on a loan may be taken by the Bank through foreclosure or a deed in lieu of foreclosure.  Real property acquired in this manner by the Bank is referred to as “other real estate owned” (“OREO”), and is carried on the books of the Bank as an asset, at the lesser of the Bank’s recorded investment or the fair value less estimated costs to sell.  As of December 31, 2009, 2008 and 2007, there was no OREO held by the Bank.

The risk of nonpayment of loans is an inherent feature of the banking business.  That risk varies with the type and purpose of the loan, the collateral which is utilized to secure payment, and ultimately, the credit worthiness of the borrower.  In order to minimize this credit risk, the Bank requires that most loans be approved by at least two officers, one of whom must be an executive officer.  Commercial loans greater than $100,000, as well as other loans in certain circumstances, must be approved by the Loan Committee of the Company’s Board of Directors.

The Bank has an internal review process to verify credit quality and risk classifications. In addition, the Bank also maintains a program of annual review of certain new and renewed loans by an outside loan review consultant.  Loans are graded from “pass” to “loss,” depending on credit quality, with “pass” representing loans that are fully satisfactory as additions to the Bank’s portfolio.  These are loans which involve a degree of risk that is not unwarranted given the favorable aspects of the credit and which exhibit both primary and secondary sources of repayment.  Classified loans identified in either review process are added to the Bank’s Internal Watchlist and an additional allowance for loan losses is established for such loans if appropriate.  Additionally, the Bank is examined regularly by the Federal Deposit Insurance Corporation and the State of Connecticut Department of Banking at which time a further review of the loan portfolio is conducted.

There were sixty-three classified loans with a combined outstanding balance of $9,382,436 as of December 31, 2009 and forty-one classified loans with a combined outstanding balance of $ 5,944,355 as of December 31, 2008.

Allowance for Loan Losses

The Bank maintains an allowance for loan losses to provide for potential losses in the loan portfolio.  Additions to the allowance are made by charges to operating expenses in the form of a provision for loan losses.  All loans that are judged to be uncollectable are charged against the allowance while any recoveries are credited to the allowance.  Management conducts a critical evaluation of the loan portfolio monthly.  This evaluation includes an assessment of the following factors:  the results of the Bank’s internal loan review, any external loan review, any regulatory examination, loan loss experience, estimated potential loss exposure on each credit, concentrations of credit, value of collateral, any known impairment in the borrower’s ability to repay, and present and prospective economic conditions.

The following table summarizes the Bank’s loan loss experience, transactions in the allowance for loan losses, and certain prominent ratios at or for the years ended December 31, 2009, 2008, 2007, 2006, and 2005.

ALLOWANCE FOR LOAN LOSSES
(Dollars in thousands)

	At or For the Year Ended 12/31/09	At or For the Year Ended 12/31/08	At or For the Year Ended 12/31/07

ALLOWANCE FOR LOAN LOSSES
Balance at beginning of period	$2,017	$1,924	$1,698
Charge-offs:
Commercial, financial and agricultural	(226)	(130)	(3)
Installment loans to individuals	(132)	(229)	(21)
Total charge-offs	(358)	(359)	(24)
Recoveries:
Commercial, financial and agricultural	3	2	-
Installment loans to individuals	2	-	-
Total recoveries	5	2	-

Net loans (charged-off) recovered	(353)	(357)	(24)
Provision for loan losses	547	450	250
Balance at end of period	$2,211	$2,017	$1,924

BALANCES
Average total loans	$184,089	$173,168	$157,326
Total loans at end of period	193,265	179,824	165,448

RATIOS
Allowance for loan losses to average loans	1.20%	1.17%	1.22%
Allowance for loan losses to loans at end of period	1.14	1.12	1.16

	At or For the Year Ended 12/31/06	At or For the Year Ended 12/31/05

ALLOWANCE FOR LOAN LOSSES
Balance at beginning of period	$1,720	$1,702
Total charge-offs (installment loans to individuals)	(22)	(12)
Total recoveries (installment loans to individuals)	-	-
Net loans (charged-off) recovered	(22)	(12)
Provision for loan losses	-	30
Balance at end of period	$1,698	$1,720

BALANCES
Average total loans	$151,822	$144,749
Total loans at end of period	156,978	147,351

RATIOS
Allowance for loan losses to average loans	1.12%	1.19%
Allowance for loan losses to loans at end of period	1.08	1.17

The following table summarizes the allocation of the allowance for loan losses by loan type and the percent of loans in each category compared to total loans at December 31, 2009, 2008, 2007, 2006 and 2005.

ALLOCATION OF ALLOWANCE FOR LOAN LOSSES
(Dollars in thousands)

	December 31, 2009		December 31, 2008		December 31, 2007
	Allocation of Allowance	% of Loans by Category	Allocation of Allowance	% of Loans by Category	Allocation of Allowance	% of Loans by Category

Real estate - residential	$1,229	71.6%	$639	70.1%	$563	68.7%
Real estate - commercial	450	14.9	823	12.8	316	9.1
Real estate – construction and land development	106	3.5	77	4.9	464	6.5
Commercial, financial and agricultural	341	6.7	345	8.8	363	10.0
Municipal	38	1.0	33	1.2	31	1.2
Consumer	47	2.3	100	2.2	188	4.5

Total	$2,211	100.0%	$2,017	100.0%	$1,925	100.0%

	December 31, 2006		December 31, 2005
	Allocation of Allowance	% of Loans by Category	Allocation of Allowance	% of Loans by Category

Real estate - residential	$464	67.7%	$418	65.5%
Real estate - commercial	465	10.2	455	10.9
Real estate – construction and land development	212	7.1	208	6.1
Commercial, financial and agricultural	331	7.0	370	7.7
Municipal	9	0.6	9	0.7
Consumer	217	7.4	260	9.1

Total	$1,698	100.0%	$1,720	100.0%

Deposits

Deposits are the Bank’s primary source of funds.  At December 31, 2009, the Bank had a deposit mix of 32% checking, 35% savings, and 33% certificates of deposit.  Seventeen percent of the total deposits of $250.4 million were noninterest bearing at December 31, 2009.  At December 31, 2008, the Bank had a deposit mix of 32% checking, 30% savings, and 38% certificates of deposit.  Seventeen percent of the total deposits of $220.9 million were noninterest bearing at December 31, 2008.  At December 31, 2009, $28.7 million of the Bank’s deposits were from public sources and at December 31, 2008, $15.2 million of the Bank’s deposits were from public sources.  The Bank’s net interest income is enhanced by its percentage of noninterest bearing deposits.

The Bank’s deposits are obtained from a cross-section of the communities it serves.  No material portion of the Bank’s deposits has been obtained from or is dependent upon any one person or industry.  The Bank’s business is not seasonal in nature.  The Bank accepts deposits in excess of $100,000 from customers.  Those deposits are priced to remain competitive.  Through the Certificate of Deposit Accounts Registry Service (CDARS) program, the Bank has brokered deposits of $5,344,781 as of December 31, 2009, and $1,352,651 as of December 31, 2008.

The Bank is not dependent upon funds from sources outside the United States and has not made loans to any foreign entities.

The following table summarizes the distribution of average deposits and the average annualized rates paid for the years ended December 31, 2009, 2008 and 2007.

AVERAGE DEPOSITS
(Dollars in thousands)

	For the Year Ended December 31, 2009		For the Year Ended December 31, 2008		For the Year Ended December 31, 2007
	Average Balance	Average Rate	Average Balance	Average Rate	Average Balance	Average Rate

Demand deposits	$37,484	0.00%	$34,963	0.00%	$35,189	0.00%
NOW deposits	32,670	0.11	29,990	0.15	27,764	0.18
Savings deposits	86,423	0.76	65,706	1.09	57,754	0.94
Time deposits	90,323	2.34	65,755	3.37	64,999	4.24

Total average deposits	$246,900	1.14%	$196,414	1.51%	$185,706	1.81%

The following table indicates the maturity schedule for the Bank’s time deposits of $100,000 or more as of December 31, 2009, 2008 and 2007.

SCHEDULED MATURITY OF TIME DEPOSITS OF $100,000 OR MORE
(Dollars in thousands)

	December 31, 2009		December 31, 2008		December 31, 2007
	Balance	% of Total	Balance	% of Total	Balance	% of Total

Three months or less	$14,342	41.4%	$21,148	62.6%	$9,723	47.4%
Over three through six months	6,984	20.1	5,180	15.4	6,474	31.5
Over six through twelve months	5,983	17.2	3,923	11.6	2,938	14.3
Over twelve months	7,369	21.3	3,503	10.4	1,388	6.8

Total Time Deposits	$34,678	100.0%	$33,754	100.0%	$20,523	100.0%

Liquidity and Asset-Liability Management

Liquidity management for banks requires that funds always be available to pay anticipated deposit withdrawals and maturing financial obligations promptly and fully in accordance with their terms.  The balance of the funds required is generally provided by payments on loans, sale of loans, liquidation of assets, and the acquisition of additional deposit liabilities.

To meet liquidity needs, the Bank maintains a portion of its funds in cash deposits in other banks, federal funds sold, and available-for-sale securities.  As of December 31, 2009, the Bank’s liquidity ratio was 22%, defined as the sum of $2.4 million in federal funds sold, $39 million in available-for-sale securities at fair value, and $13.3 million in cash and due from banks and interest-bearing deposits at the Federal Home Loan Bank and Federal Reserve Bank, as a percentage of total deposits.  As of December 31, 2008, the Bank’s liquidity ratio was 19%, defined as the sum of $1.8 million in federal funds sold, $28.0 million in available-for-sale securities at fair value, and $11.5 million in cash and due from banks and interest-bearing deposits at the Federal Home Loan Bank and Federal Reserve Bank, as a percentage of total deposits.

The careful planning of asset and liability maturities, and the matching of interest rates to correspond with these maturities, is an integral part of the active management of an institution’s net yield.  To the extent maturities of assets and liabilities do not match in a changing interest rate environment, net yields may be affected.  Even with perfectly matched repricing of assets and liabilities, risks remain in the form of prepayment of assets, timing lags in adjusting certain assets and liabilities that have varying sensitivities to market interest rates, and basis risk.  In its overall attempt to match assets and liabilities, Management takes into account rates and maturities to be offered in connection with its time deposits and by offering variable rate loans.  The Bank has generally been able to control its exposure to changing interest rates by maintaining shorter-term investments and offering floating interest rate loans and a majority of its time deposits at relatively short maturities.

The table below sets forth the interest rate sensitivity of the Bank’s interest-sensitive assets and interest-sensitive liabilities as of December 31, 2009, 2008 and 2007, using the interest rate sensitivity gap ratio.  For the purposes of the following table, an asset or liability is considered rate-sensitive within a specified period when it can be repriced or matures within its contractual terms.

INTEREST RATE SENSITIVITY
(Dollars in thousands)

	December 31, 2009
	Due within Three Months	Due in Three to Twelve Months	Due after One Year to Five Years	Due after Five Years	Total
Rate sensitive assets
Federal funds sold and overnight deposits	$4,916	$-	$-	$-	$4,916
Available-for-sale securities	5,334	15,943	18,458	10,276	50,011
Total loans	60,116	22,411	68,026	42,712	193,265
Total	$70,366	$38,354	$86,484	$52,988	$248,192

Rate sensitive liabilities
NOW deposits	$1,751	$-	$-	$33,262	$35,013
Savings deposits	59,814	-	-	29,655	89,469
Time deposits	26,534	38,805	16,738	-	82,077
Securities sold under agreements to repurchase	913	-	-	-	913
Total	$89,012	$38,805	$16,738	$62,917	$207,472

Interest rate sensitivity gap	(18,646)	(451)	69,746	(9,929)	$40,720
Cumulative gap	$(18, 646)	$(19,097)	$50,649	$40,720

Cumulative gap ratio to total assets	(7)%	(7)%	19%	15%

	December 31, 2008
	Due within Three Months	Due in Three to Twelve Months	Due after One Year to Five Years	Due after Five Years	Total
Rate sensitive assets
Federal funds sold and overnight deposits	$3,800	$-	$-	$-	$3,800
Available-for-sale securities	1,099	1,872	13,206	16,820	32,997
Total loans	58,283	14,914	69,182	37,445	179,824
Total	$63,182	$16,786	$82,388	$54,265	$216,621

Rate sensitive liabilities
NOW deposits	$1,608	$-	$-	$30,549	$32,157
Savings deposits	41,121	-	-	24,986	66,107
Time deposits	44,349	29,977	10,001	-	84,327
Borrowings	1,000			-	1,000
Securities sold under agreements to repurchase	577	-	-	-	577
Total	$88,655	$29,977	$10,001	$55,535	$184,168

Interest rate sensitivity gap	(25,473)	$(13,191)	$72,387	$(1,270)	$32,453
Cumulative gap	$(25,473)	$(38,664)	$33,723	$32,453

Cumulative gap ratio to total assets	(11)%	(16)%	14%	13%

INTEREST RATE SENSITIVITY
(Dollars in thousands)

	December 31, 2007
	Due within Three Months	Due in Three to Twelve Months	Due after One Year to Five Years	Due after Five Years	Total
Rate sensitive assets
Federal funds sold and overnight deposits	$5,300	$-	$-	$-	$5,300
Available-for-sale securities	3,728	524	15,995	4,624	24,871
Total loans	56,231	4,263	39,608	65,346	165,448
Total	$65,259	$4,787	$55,603	$69,970	$195,619

Rate sensitive liabilities
NOW deposits	$1,311	$-	$-	$24,905	$26,216
Savings deposits	29,988	-	-	24,241	54,229
Time deposits	25,118	32,840	5,201	7	63,166
Borrowings	2,000	-	-	-	2,000
Total	$58,417	$32,840	$5,201	$49,153	$145,611

Interest rate sensitivity gap	$6,842	$(28,053)	$50,402	$20,817	$50,008
Cumulative gap	$6,842	$(21,211)	$29,191	$50,008

Cumulative gap ratio to total assets	3%	(10)%	13%	24%

Since interest rate changes do not affect all categories of assets and liabilities equally or simultaneously, a cumulative gap analysis alone cannot be used to evaluate the Bank’s interest rate sensitivity position.  To supplement traditional gap analysis, the Bank performs simulation modeling to estimate the potential effects of changing interest rates.  This process allows the Bank to explore complex relationships among repricing assets and liabilities over time in various interest rate environments.

The Company’s Executive Committee meets at least quarterly to monitor the Bank’s investments, liquidity needs and oversee its asset-liability management.  Between meetings of the Executive Committee, Management oversees the Bank’s liquidity.

Capital Reserve

The Federal Deposit Insurance Corporation Improvement Act of 1991 (FDICIA) defines specific capital categories based upon an institution’s capital ratios.  The capital categories, in declining order, are: (i) well capitalized; (ii) adequately capitalized; (iii) undercapitalized; (iv) significantly undercapitalized; and (v) critically undercapitalized.  Under FDICIA and the FDIC’s prompt corrective action rules, the FDIC may take any one or more of the following actions against an undercapitalized bank:  restrict dividends and management fees, restrict asset growth, and prohibit new acquisitions, new branches or new lines of business without prior FDIC approval.  If a bank is significantly undercapitalized, the FDIC may also require the bank to raise capital, restrict interest rates the bank may pay on deposits, require a reduction in assets, restrict any activities that might cause risk to the bank, require improved management, prohibit the acceptance of deposits from correspondent banks, and restrict compensation to any senior executive officer.  When a bank becomes critically undercapitalized, (i.e., the ratio of tangible equity to total assets is equal to or less than 2%), the FDIC must, within 90 days thereafter, appoint a receiver for the bank or take such action as the FDIC determines would better achieve the purposes of the law.  Even where such other action is taken, the FDIC generally must appoint a receiver for a bank if the bank remains critically undercapitalized during the calendar quarter beginning 270 days after the date on which the bank became critically undercapitalized.

To be considered “adequately capitalized,” an institution must generally have a leverage ratio of at least 4%, a Tier 1 capital to risk-weighted assets ratio of at least 4%, and total Tier 1 and Tier 2 capital to risk-weighted assets ratio of at least 8%.  As of December 31, 2009, the most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as well capitalized under the regulatory framework for prompt corrective action.  To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the table below.  There are no conditions that Management believes have changed the Bank’s category.

At December 31, 2009, 2008 and 2007, the Bank’s capital exceeded all minimum regulatory requirements and the Bank was considered to be “well capitalized” as defined in the regulations issued by the FDIC.

CAPITAL RATIOS

	Actual 12/31/09	Actual 12/31/08	Actual 12/31/07	Minimum Regulatory Requirements	Well- Capitalized
Bank:
Total capital (to risk weighted assets)	13.97%	12.13%	13.48%	8.00%	10.00%
Tier 1 capital (to risk weighted assets)	12.71%	10.88%	12.23%	4.00%	6.00%
Tier 1 capital (to average assets)	7.35%	7.00%	8.21%	4.00%	5.00%

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

Financial institutions are also affected by inflation’s impact on non-interest expenses, such as salaries and occupancy expenses.  During the period 1992 through 2009, inflation has remained relatively stable, due primarily to continuous management of the money supply by the Federal Reserve.  As such, the management of the money supply by the Federal Reserve to control the rate of inflation may indirectly have an impact on the earnings of the Bank.  Also, the changes in interest rates may have a corresponding impact on the ability of borrowers to repay loans with the Bank.

Options Outstanding

The Company previously issued options to purchase shares of its common stock under the SBT Bancorp 1998 Stock Plan.  As of March 12, 2010, there are options outstanding to purchase an aggregate of 51,189 shares of the Company’s authorized but unissued common stock at a price of between $15.65 and $36.55 per share and which will expire between the years 2011 and 2017.   The SBT Bancorp 1998 Stock Plan expired in March 2008.  Accordingly, there were no options available to be granted during the year ended December 31, 2009 to the Company’s named executives or any other employees.

The following table sets forth the total number of securities authorized for issuance under equity compensation plans as of December 31, 2009.

	Number of securities to be issued upon exercise of outstanding options (a)	Weighted-average exercise price of outstanding options (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	51,189	$30.33	0
Equity compensation plans not approved by security holders	0	0	0
Total	51,189	$30.33	0

The Board of Directors and Stockholders
SBT Bancorp, Inc.
Simsbury, Connecticut

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have audited the accompanying consolidated balance sheets of SBT Bancorp, Inc. and Subsidiary as of December 31, 2009 and 2008 and the related consolidated statements of income, changes in stockholders' equity and cash flows for the years then ended.  These consolidated financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement.  The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of SBT Bancorp, Inc. and Subsidiary as of December 31, 2009 and 2008 and the consolidated results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ SHATSWELL, MacLEOD & COMPANY, P.C.
SHATSWELL, MacLEOD & COMPANY, P.C.

West Peabody, Massachusetts
February 16, 2010

83 PINE STREET  ●  WEST PEABODY, MASSACHUSETTS 01960-3635  ●  TELEPHONE (978) 535-0206  ●  FACSIMILE (978) 535-9908
smc@shatswell.com                      www.shatswell.com

SBT BANCORP, INC. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

December 31, 2009 and 2008

ASSETS	2009	2008
Cash and due from banks	$8,212,425	$8,784,995
Interest-bearing deposits with the Federal Home Loan Bank and
Federal Reserve Bank	5,108,273	2,722,738
Money market mutual funds	1,352,711	3,027,679
Federal funds sold	2,416,000	1,800,000
Cash and cash equivalents	17,089,409	16,335,412
Interest-bearing time deposits with other banks	5,488,037	7,320,434
Investments in available-for-sale securities (at fair value)	50,011,316	32,997,312
Federal Home Loan Bank stock, at cost	630,700	630,700

Loans	193,514,820	180,090,903
Less allowance for loan losses	2,211,301	2,017,145
Loans, net	191,303,519	178,073,758

Premises and equipment	684,294	845,836
Accrued interest receivable	977,350	835,559
Bank owned life insurance	3,846,083	1,203,693
Other assets	3,707,865	2,513,764
Total assets	$273,738,573	$240,756,468

LIABILITIES AND STOCKHOLDERS' EQUITY
Deposits:
Demand deposits	$43,886,928	$38,288,288
Savings and NOW deposits	124,482,134	98,263,788
Time deposits	82,076,620	84,327,041
Total deposits	250,445,682	220,879,117
Federal Home Loan Bank advances	-	1,000,000
Securities sold under agreements to repurchase	912,849	576,933
Other liabilities	968,464	1,453,769
Total liabilities	252,326,995	223,909,819
Stockholders' equity:
Preferred stock, fixed rate cumulative perpetual, Series A, no par;
4,000 shares issued in 2009; liquidation value of $1,000 per share	3,804,500	-
Preferred stock, fixed rate cumulative perpetual, Series B, no par;
200 shares issued in 2009; liquidation value of $1,000 per share	225,500	-
Common stock, no par value; authorized 2,000,000 shares; issued and
outstanding 864,976 shares in 2009 and 2008	9,372,068	9,328,313
Retained earnings	7,781,696	7,542,863
Accumulated other comprehensive income (loss)	227,814	(24,527)
Total stockholders' equity	21,411,578	16,846,649
Total liabilities and stockholders' equity	$273,738,573	$240,756,468

The accompanying notes are an integral part of these consolidated financial statements.

SBT BANCORP, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF INCOME
Years Ended December 31, 2009 and 2008

	2009	2008
Interest and dividend income:
Interest and fees on loans	$9,821,472	$9,814,080
Interest on debt securities:
Taxable	1,596,380	792,641
Tax-exempt	348,612	281,339
Dividends	-	31,407
Other interest	25,399	145,343
Total interest and dividend income	11,791,863	11,064,810
Interest expense:
Interest on deposits	2,807,793	2,975,985
Interest on Federal Home Loan Bank advances	7,309	18,420
Interest on securities sold under agreements to repurchase	8,292	48,165
Total interest expense	2,823,394	3,042,570
Net interest and dividend income	8,968,469	8,022,240
Provision for loan losses	547,000	450,000
Net interest and dividend income after provision for loan losses	8,421,469	7,572,240
Noninterest income (charges):
Service charges on deposit accounts	544,054	479,210
Gain on sales and calls of available-for-sale securities	39,491	10,000
Writedown of securities	-	(1,755,600)
Gain on sale of mortgages	58,928	-
Investment services fees and commissions	100,910	82,295
Other service charges and fees	562,036	576,218
Increase in cash surrender value of life insurance policies	142,390	61,152
BOLI death benefit income	-	328,358
Other income	74,211	63,809
Total noninterest income (charges)	1,522,020	(154,558)
Noninterest expense:
Salaries and employee benefits	4,165,247	4,284,603
Occupancy expense	1,128,436	1,287,076
Impairment of operating lease	-	298,657
Equipment expense	349,935	411,703
Professional fees	513,000	407,597
Advertising and promotions	398,365	384,404
Forms and supplies	185,882	152,212
Correspondent charges	272,475	241,461
FDIC assessment	516,200	140,271
Postage	103,912	106,038
Directors’ fees	132,000	145,829
Data processing	364,921	121,511
Other expense	867,112	849,603
Total noninterest expense	8,997,485	8,830,965
Income (loss) before income tax expense (benefit)	946,004	(1,413,283)
Income tax expense (benefit)	227,713	(768,459)
Net income (loss)	$718,291	$(644,824)
Net income (loss) available (attributable) to common stockholders	$522,369	$(644,824)

Earnings (loss) per common share	$0.60	$(0.75)
Earnings (loss) per common share, assuming dilution	$0.60	$(0.75)

The accompanying notes are an integral part of these consolidated financial statements.

SBT BANCORP, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
Years Ended December 31, 2009 and 2008

					Accumulated
					Other
	Preferred Stock		Common	Retained	Comprehensive
	Series A	Series B	Stock	Earnings	Income (Loss)	Total
Balance, December 31, 2007	$-	$-	$8,975,051	$8,602,875	$(259,867)	$17,318,059
Comprehensive loss:
Net loss	-	-	-	(644,824)	-	-
Net change in unrealized holding loss on
available-for-sale securities, net of tax effect	-	-	-	-	235,340	-
Comprehensive loss	-	-	-	-	-	(409,484)
14,080 shares issued on stock options exercised	-	-	195,289	-	-	195,289
Tax benefit on stock options exercised	-	-	43,699	-	-	43,699
Stock based compensation	-	-	114,274	-	-	114,274
Dividends declared ($.48 per share)	-	-	-	(415,188)	-	(415,188)
Balance, December 31, 2008	-	-	9,328,313	7,542,863	(24,527)	16,846,649
Comprehensive income:
Net income	-	-	-	718,291	-	-
Net change in unrealized holding loss on
available-for-sale securities, net of tax effect	-	-	-	-	252,341	-
Comprehensive income	-	-	-	-	-	970,632
Preferred stock issuance	3,770,000	230,000	-	-	-	4,000,000
Preferred stock dividends	-	-	-	(138,067)	-	(138,067)
Preferred stock amortization (accretion)	34,500	(4,500)	-	(30,000)	-	-
Stock based compensation	-	-	43,755	-	-	43,755
Dividends declared common stock ($0.36 per share)	-	-	-	(311,391)	-	(311,391)
Balance, December 31, 2009	$3,804,500	$225,500	$9,372,068	$7,781,696	$227,814	$21,411,578

Reclassification disclosure for the years ended December 31:
				2009	2008
Net unrealized holding gains (losses) on
available-for-sale securities				$452,826	$(1,360,114)
Reclassification adjustment for realized (gains) losses
in net income (loss)				(39,491)	1,745,600
Other comprehensive income before income tax effect				413,335	385,486
Income tax expense				(160,994)	(150,146)
Other comprehensive income, net of tax				$252,341	$235,340

Accumulated other comprehensive income (loss) as of December 31, 2009 and 2008 consists of net unrealized holding gains (losses) on available-for-sale securities, net of taxes.

The accompanying notes are an integral part of these consolidated financial statements.

SBT BANCORP, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended December 31, 2009 and 2008

	2009	2008
Cash flows from operating activities:
Net income (loss)	$718,291	$(644,824)
Adjustments to reconcile net income (loss) to net cash (used in) provided by operating activities:
Interest capitalized on interest-bearing time deposits with other banks	(167,603)	(20,434)
Amortization of securities, net	141,845	4,126
Gain on sales and calls of available-for-sale securities, net	(39,491)	(10,000)
Writedown of securities	-	1,755,600
Change in deferred loan costs, net	16,589	(24,734)
Provision for loan losses	547,000	450,000
Depreciation and amortization	265,282	486,310
Impairment of operating lease	-	298,657
Accretion on impairment of operating lease	(44,246)	(7,374)
(Increase) decrease in other assets	(1,443,200)	85,413
Increase in interest receivable	(141,791)	(27,129)
Decrease (increase) in taxes receivable	120,466	(180,622)
Increase in cash surrender value of bank owned life insurance	(142,390)	(61,152)
BOLI death benefit income	-	(328,358)
Stock based compensation	43,755	114,274
Decrease in other liabilities	(437,389)	(87,351)
Decrease in interest payable	(3,670)	(220,264)
Deferred tax benefit	(17,753)	(1,002,837)

Net cash (used in) provided by operating activities	(584,305)	579,301

Cash flows from investing activities:
Purchases of interest-bearing time deposits with other banks	(3,000,000)	(7,300,000)
Proceeds from maturities of interest-bearing time deposits with other banks	5,000,000	-
Purchases of available-for-sale securities	(31,867,586)	(17,860,336)
Proceeds from sales of available-for-sale securities	1,170,316	-
Proceeds from maturities of available-for-sale securities	13,994,247	6,936,109
Loan originations and principal collections, net	(1,565,172)	(14,735,039)
Loans purchased	(12,233,431)	-
Recoveries of loans previously charged off	5,253	1,455
Capital expenditures	(118,348)	(111,041)
Purchase of life insurance policies	(2,500,000)	-
Redemption of life insurance policies	-	1,010,330
Premiums paid on life insurance policy	-	(6,432)

Net cash used in investing activities	(31,114,721)	(32,064,954)

SBT BANCORP, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended December 31, 2009 and 2008

(continued)

	2009	2008
Cash flows from financing activities:
Net increase in demand deposits, NOW and savings accounts	31,816,986	12,912,031
Net (decrease) increase in time deposits	(2,250,421)	21,161,220
Long-term advances received from Federal Home Loan Bank	-	1,000,000
Payment of long-term advances from Federal Home Loan Bank	(1,000,000)	-
Net change in short term advances from the Federal Home Loan Bank	-	(2,000,000)
Net increase (decrease) in securities sold under agreements to repurchase	335,916	(786,100)
Proceeds from exercise of stock options	-	195,289
Proceeds from issuance of preferred stock	4,000,000	-
Dividends paid - preferred stock	(138,067)	-
Dividends paid - common stock	(311,391)	(415,188)

Net cash provided by financing activities	32,453,023	32,067,252

Net increase in cash and cash equivalents	753,997	581,599
Cash and cash equivalents at beginning of year	16,335,412	15,753,813
Cash and cash equivalents at end of year	$17,089,409	$16,335,412

Supplemental disclosures:
Interest paid	$2,827,064	$3,262,834
Income taxes paid	125,000	415,000

The accompanying notes are an integral part of these consolidated financial statements.

SBT BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2009 and 2008

NOTE 1 - NATURE OF OPERATIONS

On March 2, 2006, The Simsbury Bank & Trust Company, Inc. (the “Bank”) reorganized into a holding company structure.  As a result, the Bank became a wholly-owned subsidiary of SBT Bancorp, Inc. (the “Company”) and each outstanding share of common stock of the Bank was converted into the right to receive one share of the common stock, no par value, of the Company.  The Company files reports with the Securities and Exchange Commission and is supervised by the Board of Governors of the Federal Reserve System.

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

BASIS OF PRESENTATION:

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary the Bank and the Bank’s wholly-owned subsidiary, SBT Investment Services, Inc.  SBT Investment Services, Inc. was established solely for the purpose of providing investment products, financial advice and services to its clients and the community.  All significant intercompany accounts and transactions have been eliminated in the consolidation.

CASH AND CASH EQUIVALENTS:

For purposes of reporting cash flows, cash and cash equivalents include cash on hand, cash items, due from banks, Federal Home Loan Bank interest-bearing demand and overnight deposits, money market mutual funds and federal funds sold.

Cash and due from banks as of December 31, 2009 and 2008 includes $3,127,000 and $3,154,000, respectively, which is subject to withdrawals and usage restrictions to satisfy the reserve requirements of the Federal Reserve Bank and Banker’s Bank Northeast.

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

For any debt security with a fair value less than its amortized cost basis, the Company will determine whether it has the intent to sell the debt security or whether it is more likely than not it will be required to sell the debt security before the recovery of its amortized cost basis.  If either condition is met, the Company will recognize a full impairment charge to earnings.  For all other debt securities that are considered other-than-temporarily impaired and do not meet either condition, the credit loss portion of impairment will be recognized in earnings as realized losses.  The other-than-temporary impairment related to all other factors will be recorded in other comprehensive income.

Declines in marketable equity securities below their cost that are deemed other than temporary are reflected in earnings as realized losses.

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

Residential real estate loans are generally placed on nonaccrual when reaching 90 days past due or in process of foreclosure.  All closed-end consumer loans 90 days or more past due and any equity line in the process of foreclosure are placed on nonaccrual status.  Secured consumer loans are written down to realizable value and unsecured consumer loans are charged-off upon reaching 120 or 180 days past due depending on the type of loan.  Commercial real estate loans and commercial business loans and leases which are 90 days or more past due are generally placed on nonaccrual status, unless secured by sufficient cash or other assets immediately convertible to cash.  When a loan has been placed on nonaccrual status, previously accrued and uncollected interest is reversed against interest on loans.  A loan can be returned to accrual status when collectibility of principal is reasonably assured and the loan has performed for a period of time, generally six months.

Cash receipts of interest income on impaired loans are credited to principal to the extent necessary to eliminate doubt as to the collectibility of the net carrying amount of the loan.  Some or all of the cash receipts of interest income on impaired loans is recognized as interest income if the remaining net carrying amount of the loan is deemed to be fully collectible.  When recognition of interest income on an impaired loan on a cash basis is appropriate, the amount of income that is recognized is limited to that which would have been accrued on the net carrying amount of the loan at the contractual interest rate.  Any cash interest payments received in excess of the limit and not applied to reduce the net carrying amount of the loan are recorded as recoveries of charge-offs until the charge-offs are fully recovered.

ALLOWANCE FOR LOAN LOSSES:

The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings.  Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed.  Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management’s periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower’s ability to repay, estimated value of any underlying collateral and prevailing economic conditions.  This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement.  Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due.  Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired.  Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record, and the amount of the shortfall in relation to the principal and interest owed.  Impairment is measured on a loan by loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

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

FAIR VALUES OF FINANCIAL INSTRUMENTS:

ASC 825, “Financial Instruments,” requires that the Company disclose estimated fair values for its financial instruments.  Fair value methods and assumptions used by the Company in estimating its fair value disclosures are as follows:

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

Federal Home Loan Bank advances:  Fair values of Federal Home Loan Bank advances are estimated using discounted cash flow analyses based on the Company’s current incremental borrowing rates for similar types of borrowing arrangements.

Securities sold under agreements to repurchase:  The carrying amounts of securities sold under agreements to repurchase approximate their fair values.

Due to broker:  The carrying amount of due to broker approximates its fair value.

Off-balance sheet instruments:  The fair value of commitments to originate loans is estimated using the fees currently charged to enter similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties.  For fixed-rate loan commitments and the unadvanced portion of loans, fair value also considers the difference between current levels of interest rates and the committed rates.  The fair value of letters of credit is based on fees currently charged for similar agreements or on the estimated cost to terminate them or otherwise settle the obligation with the counterparties at the reporting date.

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

STOCK BASED COMPENSATION:

At December 31, 2009, the Company has a stock-based employee compensation plan which is described more fully in Note 17.  The Company accounts for the plan under ASC 718-10, “Compensation – Stock Compensation – Overall.”  During the years ended December 31, 2009 and 2008, $43,755 and $114,274, respectively, in stock-based employee compensation was recognized.

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

RECENT ACCOUNTING PRONOUNCEMENTS:

In June 2009, the Financial Accounting Standards Board (“FASB”) issued an update to Accounting Standard Codification 105-10, “Generally Accepted Accounting Principles.” This standard establishes the FASB Accounting Standard Codification (“Codification” or “ASC”) as the source of authoritative U.S. GAAP recognized by the FASB for nongovernmental entities.  The Codification is effective for interim and annual periods ending after September 15, 2009.  The Codification is a reorganization of existing U.S. GAAP and does not change existing U.S. GAAP.  The Company adopted this standard during the third quarter of 2009.  The adoption had no impact on the Company’s financial position or results of operations.

In June 2009, the FASB issued SFAS No. 166, “Accounting for Transfers of Financial Assets,” and SFAS No. 167, “Amendments to FASB Interpretation No. 46(R).”  These standards are effective for the first interim reporting period of 2010.  SFAS No. 166 amends the guidance in ASC 860 to eliminate the concept of a qualifying special-purpose entity (“QSPE”) and changes some of the requirements for derecognizing financial assets. SFAS No. 167 amends the consolidation guidance in ASC 810-10.  Specifically, the amendments will (a) eliminate the exemption for QSPEs from the new guidance, (b) shift the determination of which enterprise should consolidate a variable interest entity (“VIE”) to a current control approach, such that an entity that has both the power to make decisions and right to receive benefits or absorb losses that could potentially be significant, will consolidate a VIE, and (c) change when it is necessary to reassess who should consolidate a VIE.  The Company is evaluating the impact that these standards will have on its financial statements.

In August 2009, the FASB issued Accounting Standards Update (“ASU”) 2009-05, “Measuring Liabilities at Fair Value,” which updates ASC 820-10, “Fair Value Measurements and Disclosures.”  The updated guidance clarifies that the fair value of a liability can be measured in relation to the quoted price of the liability when it trades as an asset in an active market, without adjusting the price for restrictions that prevent the sale of the liability.  This guidance is effective beginning January 1, 2009.  The Company does not expect that the guidance will change its valuation techniques for measuring liabilities at fair value.

In May 2009, the FASB updated ASC 855, “Subsequent Events.”  ASC 855 establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued.  The Company adopted this guidance during the second quarter of 2009.  In accordance with the update, the Company evaluates subsequent events through the date its financial statements are issued.  The adoption of this guidance did not have an impact on the Company’s financial position or results of operations.

In April 2009, the FASB updated ASC 320-10, “Investments - Debt and Equity Securities.” The guidance amends the other-than-temporary impairment (“OTTI”) guidance for debt securities.  If the fair value of a debt security is less than its amortized cost basis at the measurement date, the updated guidance requires the Company to determine whether it has the intent to sell the debt security or whether it is more likely than not it will be required to sell the debt security before the recovery of its amortized cost basis.  If either condition is met, an entity must recognize full impairment.  For all other debt securities that are considered other-than-temporarily impaired and do not meet either condition, the guidance requires that the credit loss portion of impairment be recognized in earnings and the total impairment related to all other factors be recorded in other comprehensive income.  In addition, the guidance requires additional disclosures regarding impairments on debt and equity securities.  The Company adopted this guidance effective April 1, 2009.  The adoption of this guidance did not have an impact on the Company’s financial position or results of operations.

In April 2009, the FASB updated ASC 820-10, “Fair Value Measurements and Disclosures,” to provide guidance on determining fair value when the volume and level of activity for the asset or liability have significantly decreased and identifying transactions that are not orderly.  This issuance provides guidance on estimating fair value when there has been a significant decrease in the volume and level of activity for the asset or liability and for identifying transactions that may not be orderly.  The guidance requires entities to disclose the inputs and valuation techniques used to measure fair value and to discuss changes in valuation techniques and related inputs, if any, in both interim and annual periods.  The Company adopted this guidance during 2009 and the adoption did not have a material impact on the Company’s financial position and results of operations.  The enhanced disclosures related to this guidance are included in Note 11, “Fair Value Measurements,” to the Consolidated Financial Statements.

In April 2009, the FASB updated ASC 825-10 “Financial Instruments.”  This update amends the fair value disclosure guidance in ASC 825-10-50 and requires an entity to disclose the fair value of its financial instruments in interim reporting periods as well as in annual financial statements.  The methods and significant assumptions used to estimate the fair value of financial instruments and any changes in methods and assumptions used during the reporting period are also required to be disclosed both on an interim and annual basis.  The Company adopted this guidance during 2009.  The required disclosures have been included in Note 11, “Fair Value Measurements,” to the Consolidated Financial Statements.

In June 2008, the FASB updated ASC 260-10, “Earnings Per Share”.  The guidance concludes that unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents are participating securities that should be included in the earnings allocation in computing earnings per share under the two-class method.  The guidance is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those years.  All prior period earnings per share data presented must be adjusted retrospectively.  The adoption of this update, effective January 1, 2009, did not have an impact on the Company’s earnings per share.

In March 2008, the FASB updated ASC 815, “Derivatives and Hedging.”  This guidance changes the disclosure requirements for derivative instruments and hedging activities.  Entities are required to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under Statement 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows.  The guidance in ASC 815 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged.  This guidance encourages, but does not require, comparative disclosures for earlier periods at initial adoption.  The adoption of this guidance did not have a material impact on the Company’s financial condition and results of operations.

In February 2008, the FASB updated ASC 860, “Transfers and Servicing.”  This guidance clarifies how the transferor and transferee should separately account for a transfer of a financial asset and a related repurchase financing if certain criteria are met.  This guidance became effective January 1, 2009.  The adoption of this guidance did not have a material effect on the Company’s results of operations or financial position.

In December 2007, the FASB updated ASC 810-10, “Consolidation,” which provides new accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary.  It clarifies that a noncontrolling interest should be reported as a component of equity in the consolidated financial statements.  This guidance also required expanded disclosures that identify and distinguish between the interests of the parent’s owners and the interests of the noncontrolling owners of an entity.  The adoption of this guidance did not have a material impact on the Company’s results of operations or financial position.

In December 2007, the FASB updated ASC 805, “Business Combinations.”  The updated guidance will significantly change the accounting for business combinations.  Under ASC 805, an acquiring entity will be required to recognize all the assets acquired and liabilities assumed in a transaction at the acquisition-date fair value with limited exceptions.  It also amends the accounting treatment for certain specific items including acquisition costs and non controlling minority interests and includes a substantial number of new disclosure requirements.  ASC 805 applies prospectively to business combinations for which the acquisition date is on or after January 1, 2009.  The adoption of this statement did not have a material impact on the Company’s financial condition and results of operations.

NOTE 3 - INVESTMENTS IN AVAILABLE-FOR-SALE SECURITIES

Debt and equity securities have been classified in the consolidated balance sheets according to management’s intent.  The amortized cost of securities and their approximate fair values are as follows as of December 31:

	Amortized	Gross	Gross
	Cost	Unrealized	Unrealized	Fair
	Basis	Gains	Losses	Value
December 31, 2009:
Debt securities issued by the U.S. Treasury
and other U.S. government corporations
and agencies	$15,723,378	$56,246	$12,563	$15,767,061
Obligations of states and municipalities	9,977,623	159,024	34,238	10,102,409
Corporate debt securities	508,673	27,012	-	535,685
Mortgage-backed securities	21,772,298	322,668	253,165	21,841,801
SBA loan pools	1,639,685	67,480	-	1,707,165
U.S. government sponsored enterprises
perpetual/callable preferred stocks	16,500	40,695	-	57,195
Marketable equity securities	1,352,711	-	-	1,352,711
	50,990,868	673,125	299,966	51,364,027
Money market mutual funds included in cash
and cash equivalents	(1,352,711)	-	-	(1,352,711)
Total available-for-sale securities	$49,638,157	$673,125	$299,966	$50,011,316

	Amortized	Gross	Gross
	Cost	Unrealized	Unrealized	Fair
	Basis	Gains	Losses	Value
December 31, 2008:
Debt securities issued by the U.S. Treasury
and other U.S. government corporations
and agencies	$5,772,147	$83,213	$1,273	$5,854,087
Obligations of states and municipalities	5,948,405	60,480	154,755	5,854,130
Corporate debt securities	2,670,815	19,063	13	2,689,865
Mortgage-backed securities	16,799,358	143,417	239,440	16,703,335
SBA loan pools	1,830,262	49,132	-	1,879,394
U.S. government sponsored enterprises
perpetual/callable preferred stocks	16,501	-	-	16,501
Marketable equity securities	3,027,679	-	-	3,027,679
	36,065,167	355,305	395,481	36,024,991
Money market mutual funds included in cash
and cash equivalents	(3,027,679)	-	-	(3,027,679)
Total available-for-sale securities	$33,037,488	$355,305	$395,481	$32,997,312

The scheduled maturities of securities were as follows as of December 31, 2009:

Fair
Value
Due within one year	$516,900
Due after one year through five years	17,322,546
Due after five years through ten years	1,102,150
Due after ten years	7,520,754
SBA loan pools	1,707,165
Mortgage-backed securities	21,841,801
$50,011,316

During 2009, proceeds from sales of available-for-sale securities amounted to $1,170,316.  Gross realized gains on those sales amounted to $39,491.  The tax benefit applicable to these gross realized gains amounted to $15,382.  During 2008, there were no sales of available-for-sale securities.  In 2008, a write-down of $1,755,600 was recorded on an available-for-sale security as management had deemed this particular security to be other than temporarily impaired.

There were no securities of issuers whose aggregate carrying amount exceeded 10% of stockholders’ equity as of December 31, 2009.

As of December 31, 2009 and 2008, the total carrying amounts of securities pledged for securities sold under agreements to repurchase and public deposits was $11,037,829 and $4,968,163, respectively.

The aggregate fair value and unrealized losses of securities that have been in a continuous unrealized loss position for less than twelve months and for twelve months or more, and are not other than temporarily impaired, are as follows:

	Less than 12 Months		12 Months or Longer		Total
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
	Value	Losses	Value	Losses	Value	Losses
December 31, 2009:
Debt securities issued by the U.S.
Treasury and other U.S. government
corporations and agencies	$2,988,620	$12,563	$-	$-	$2,988,620	$12,563
Obligations of states and municipalities	3,044,480	34,238	-	-	3,044,480	34,238
Mortgage-backed securities	2,227,512	17,610	1,317,233	235,555	3,544,745	253,165
Total temporarily impaired securities	$8,260,612	$64,411	$1,317,233	$235,555	$9,577,845	$299,966

	Less than 12 Months		12 Months or Longer		Total
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
	Value	Losses	Value	Losses	Value	Losses
December 31, 2008:
Debt securities issued by the U.S.
Treasury and other U.S. government
corporations and agencies	$498,726	$1,273	$-	$-	$498,726	$1,273
Obligations of states and municipalities	3,434,449	146,544	252,915	8,211	3,687,364	154,755
Corporate debt securities	498,595	13	-	-	498,595	13
Mortgage-backed securities	4,191,930	71,072	4,472,386	168,368	8,664,316	239,440
Total temporarily impaired securities	$8,623,700	$218,902	$4,725,301	$176,579	$13,349,001	$395,481

The investments in the Company’s investment portfolio that are temporarily impaired as of December 31, 2009 consist of debt issued by states of the United States and political subdivisions of the states, U.S. corporations, and U.S. government corporations and agencies.  Company management considers investments with an unrealized loss as of December 31, 2009 to be only temporarily impaired because the impairment is attributable to changes in market interest rates and current market inefficiencies.  Company management anticipates that the fair value of securities that are currently impaired will recover to cost basis. As management has the ability to hold securities for the foreseeable future no declines are deemed to be other than temporary.

NOTE 4 - LOANS

Loans consisted of the following as of December 31:

	2009	2008
Commercial, financial and agricultural	$12,900,649	$15,741,584
Real estate - construction and land development	6,744,569	8,870,572
Real estate - residential	138,408,956	126,042,062
Real estate - commercial	28,721,564	22,962,191
Municipal	2,015,318	2,081,996
Consumer	4,473,822	4,125,967
	193,264,878	179,824,372
Allowance for loan losses	(2,211,301)	(2,017,145)
Deferred costs, net	249,942	266,531
Net loans	$191,303,519	$178,073,758

Changes in the allowance for loan losses were as follows for the years ended December 31:

	2009	2008
Balance at beginning of year	$2,017,145	$1,924,552
Provision for loan losses	547,000	450,000
Charge offs	(358,097)	(358,862)
Recoveries of loans previously charged off	5,253	1,455
Balance at end of year	$2,211,301	$2,017,145

The following table sets forth information regarding nonaccrual loans and accruing loans 90 days or more overdue as of December 31:

	2009	2008
Total nonaccrual loans	$3,153,187	$560,917

Accruing loans which are 90 days or more overdue	$202,024	$89,823

Information about loans that meet the definition of an impaired loan in ASC 310-10-35 is as follows as of December 31:

	2009		2008
	Recorded	Related	Recorded	Related
	Investment	Allowance	Investment	Allowance
	In Impaired	For Credit	In Impaired	For Credit
	Loans	Losses	Loans	Losses
Loans for which there is a related allowance for credit losses	$353,613	$160,000	$45,341	$6,946

Loans for which there is no related allowance for credit losses	1,911,995	-	-	-

Totals	$2,265,608	$160,000	$45,341	$6,946

Average recorded investment in impaired loans during the
year ended December 31	$1,215,532		$9,068

Related amount of interest income recognized during the time, in the year ended December 31, that the loans were impaired

Total recognized	$560		$-

Amount recognized using a cash-basis method of accounting	$-		$-

NOTE 5 - PREMISES AND EQUIPMENT

The following is a summary of premises and equipment as of December 31:

	2009	2008
Leasehold improvements	$1,155,367	$1,144,004
Furniture and equipment	2,302,763	2,225,318
	3,458,130	3,369,322
Accumulated depreciation and amortization	(2,773,836)	(2,523,486)
	$684,294	$845,836

NOTE 6 - DEPOSITS

The aggregate amount of time deposit accounts in denominations of $100,000 or more as of December 31, 2009 and 2008 was $34,678,968 and $33,754,353, respectively.

As of December 31, 2009, the Bank has one depositor with total deposits of $13,437,586, or 5.37% of the Company’s total deposits.

For time deposits as of December 31, 2009, the scheduled maturities for years ended December 31 are:

2010	$65,244,834
2011	6,224,389
2012	6,631,981
2013	1,764,798
2014	2,210,618
Total	$82,076,620

NOTE 7 - SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE

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

Advances consist of funds borrowed from the Federal Home Loan Bank (FHLB).

Borrowings from the FHLB are secured by a blanket lien on qualified collateral, consisting primarily of loans with first mortgages secured by one to four family properties and other qualified assets.

NOTE 9 - INCOME TAX EXPENSE (BENEFIT)

The components of income tax expense (benefit) are as follows for the years ended December 31:

	2009	2008
Current:
Federal	$184,014	$172,166
State	61,452	62,212
	245,466	234,378
Deferred:
Federal	(30,352)	(809,873)
State	12,599	(192,964)
	(17,753)	(1,002,837)
Total income tax expense (benefit)	$227,713	$(768,459)

The reasons for the differences between the statutory federal income tax rate and the effective tax rates are summarized as follows for the years ended December 31:

	2009	2008
	% of	% of
	Income	Income
Federal income tax at statutory rate	34.0%	(34.0)%
Increase (decrease) in tax resulting from:
Tax-exempt income	(20.0)	(10.9)
Other	3.3	(6.2)
Stock based compensation	1.6	2.8
State tax expense (benefit), net of federal (benefit) expense	5.2	(6.1)
Effective tax rates	24.1%	(54.4)%

The Company had gross deferred tax assets and gross deferred tax liabilities as follows as of December 31:

	2009	2008

Deferred tax assets:
Allowance for loan losses	$803,109	$755,082
Deferred compensation	61,350	198,688
Other	24,456	3,680
Impairment of operating lease	96,221	113,455
Write-down of equity securities	772,573	772,573
Alternative minimum tax carryforward	83,375	-
Net unrealized holding loss on available-for-sale securities	-	15,649
Gross deferred tax assets	1,841,084	1,859,127

Deferred tax liabilities:
Depreciation	(34,475)	(48,444)
Deferred loan costs/fees	(97,351)	(103,529)
Net unrealized holding gain on available-for-sale securities	(145,345)	-
Gross deferred tax liabilities	(277,171)	(151,973)
Net deferred tax asset	$1,563,913	$1,707,154

Deferred tax assets as of December 31, 2009 and 2008 have not been reduced by a valuation allowance because management believes that it is more likely than not that the full amount of deferred taxes will be realized.

As of December 31, 2009, the Company had no operating loss carryovers for income tax purposes.

The Company adopted ASC 740, “Income Taxes,” as of December 31, 2008.  It is the Company’s policy to provide for uncertain tax positions and the related interest and penalties based upon management’s assessment of whether a tax benefit is more likely than not to be sustained upon examination by tax authorities.  There was no effect on the Company’s balance sheet or income statement from adoption of ASC 740.

NOTE 10 - COMMITMENTS AND CONTINGENT LIABILITIES

As of December 31, 2009 the Company was obligated under non-cancelable operating leases for bank premises and equipment expiring between January 2011 and May 2016.  The total minimum rental due in future periods under these existing agreements is as follows as of December 31, 2009:

2010	$640,042
2011	372,477
2012	315,721
2013	304,163
2014	218,451
Thereafter	188,315
Total	$2,039,169

Certain leases contain provisions for escalation of minimum lease payments contingent upon percentage increases in the consumer price index.  Total rental expense amounted to $597,445 and $619,429 for the years ended December 31, 2009 and 2008, respectively.

On November 28, 2008, the Company entered into an agreement with its data processing servicer which ends in five years, and automatically continues for three years, unless terminated by either party with notice.  Under the agreement, the Company must pay a termination fee as described in the agreement if the Company terminates the agreement with notice, before the end of the agreement.

NOTE 11 - FAIR VALUE MEASUREMENTS

The Company adopted ASC 820-10, “Fair Value Measurements and Disclosures,” which provides a framework for measuring fair value under generally accepted accounting principles.  This guidance also allows an entity the irrevocable option to elect fair value for the initial and subsequent measurement for certain financial assets and liabilities on a contract-by-contract basis.  The Company did not elect fair value treatment for any financial assets or liabilities upon adoption.

In accordance with ASC 820-10, the Company groups its financial assets and financial liabilities measured at fair value in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value.

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

A financial instrument’s level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement.

A description of the valuation methodologies used for instruments measured at fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy, is set forth below.  These valuation methodologies were applied to all of the Company’s financial assets and financial liabilities carried at fair value for December 31, 2009 and 2008.

The Company’s cash instruments are generally classified within level 1 or level 2 of the fair value hierarchy because they are valued using quoted market prices, broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency.

The Company’s investment in obligations of states and municipalities, mortgage-backed securities and other debt securities available-for-sale are generally classified within level 2 of the fair value hierarchy.  For these securities, we obtain fair value measurements from independent pricing services.  The fair value measurements consider observable data that may include dealer quotes, market spreads, cash flows, the U.S. treasury yield curve, trading levels, market consensus prepayment speeds, credit information and the instrument’s terms and conditions.

Level 3 is for positions that are not traded in active markets or are subject to transfer restrictions, valuations are adjusted to reflect illiquidity and/or non-transferability, and such adjustments are generally based on available market evidence.  In the absence of such evidence, management’s best estimate is used.  Subsequent to inception, management only changes level 3 inputs and assumptions when corroborated by evidence such as transactions in similar instruments, completed or pending third-party transactions in the underlying investment or comparable entities, subsequent rounds of financing, recapitalization and other transactions across the capital structure, offerings in the equity or debt markets, and changes in financial ratios or cash flows.

The Company’s impaired loans are reported at the fair value of the underlying collateral if repayment is expected solely from the collateral.  Collateral values are estimated using level 2 inputs based upon appraisals of similar properties obtained from a third party.

The following summarizes assets measured at fair value for the period ending December 31, 2009 and 2008.

ASSETS MEASURED AT FAIR VALUE ON A RECURRING BASIS

	Fair Value Measurements at Reporting Date Using:
	Total	Quoted Prices in Active Markets for Identical Assets Level 1	Significant Other Observable Inputs Level 2	Significant Unobservable Inputs Level 3
December 31, 2009:
Securities available-for-sale	$50,011,316	$57,195	$49,954,121	$-
Totals	$50,011,316	$57,195	$49,954,121	$-

December 31, 2008:
Securities available-for-sale	$32,997,312	$16,501	$32,980,811	$-
Totals	$32,997,312	$16,501	$32,980,811	$-

Under certain circumstances we make adjustments to fair value for our assets and liabilities although they are not measured at fair value on an ongoing basis.  The following table presents the financial instruments carried on the consolidated balance sheet by caption and by level in the fair value hierarchy at December 31, 2009 and 2008, for which a nonrecurring change in fair value has been recorded:

ASSETS MEASURED AT FAIR VALUE ON A NONRECURRING BASIS

	Fair Value Measurements at Reporting Date Using:
	Total	Quoted Prices in Active Markets for Identical Assets Level 1	Significant Other Observable Inputs Level 2	Significant Unobservable Inputs Level 3
December 31, 2009:
Impaired loans	$193,613	$-	$193,613	$-
Totals	$193,613	$-	$193,613	$-

December 31, 2008:
Impaired loans	$38,395	$-	$38,395	$-
Totals	$38,395	$-	$38,395	$-

The estimated fair values of the Company’s financial instruments, all of which are held or issued for purposes other than trading, are as follows as of December 31:

	2009		2008
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets:
Cash and cash equivalents	$17,089,409	$17,089,409	$16,335,412	$16,335,412
Interest-bearing time deposits with other banks	5,488,037	5,690,000	7,320,434	7,414,000
Available-for-sale securities	50,011,316	50,011,316	32,997,312	32,997,312
Federal Home Loan Bank stock	630,700	630,700	630,700	630,700
Loans, net	191,303,519	193,185,000	178,073,758	179,899,358
Accrued interest receivable	977,350	977,350	835,559	835,559

Financial liabilities:
Deposits	250,445,682	251,268,000	220,879,117	220,595,000
Federal Home Loan Bank advances	-	-	1,000,000	1,000,000
Securities sold under agreements to repurchase	912,849	912,849	576,933	576,933

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

Standby letters of credit are conditional commitments issued by the Company to guarantee the performance by a customer to a third party.  The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers.  As of December 31, 2009 and 2008, the maximum potential amount of the Company’s obligation was $337,000 for financial and standby letters of credit.  The Company’s outstanding letters of credit generally have a term of less than one year.  If a letter of credit is drawn upon, the Company may seek recourse through the customer’s underlying line of credit.  If the customer’s line of credit is also in default, the Company may take possession of the collateral, if any, securing the line of credit.

Notional amounts of financial instrument liabilities with off-balance-sheet credit risk are as follows as of December 31:

	2009	2008

Commitments to originate loans	$1,498,580	$1,273,063
Standby letters of credit	337,000	337,000
Unadvanced portions of loans:
Construction	3,473,939	5,986,683
Commercial lines of credit	7,743,686	9,479,394
Consumer	701,361	714,962
Home equity	24,231,520	22,893,758
	$37,986,086	$40,684,860

There is no material difference between the notional amounts and the estimated fair values of the above off-balance sheet liabilities.

NOTE 13 - RELATED PARTY TRANSACTIONS

Certain directors and executive officers of the Company and companies in which they have significant ownership interest were customers of the Bank during 2009.  Total loans to such persons and their companies amounted to $3,434,827 as of December 31, 2009.  During the year ended December 31, 2009 principal payments totaled $1,537,676 and advances amounted to $1,390,477.

Deposits from related parties held by the Company as of December 31, 2009 and 2008 amounted to $3,434,620 and $3,246,946, respectively.

During 2009 and 2008, the Company paid $65,420 and $61,548, respectively, for rent and related expenses of the Company’s Granby branch office to a company of which a bank director is a principal.  The rent expense for the Granby branch included in Note 10 amounted to $44,935 in 2009 and 2008.

NOTE 14 - SIGNIFICANT GROUP CONCENTRATIONS OF CREDIT RISK

Most of the Company's business activity is with customers located within the state.  There are no concentrations of credit to borrowers that have similar economic characteristics.  The majority of the Company's loan portfolio is comprised of loans collateralized by real estate located in the state of Connecticut.

NOTE 15 - REGULATORY MATTERS

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies.  Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank’s financial statements.  Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of its assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices.  The Bank’s capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital (as defined) to average assets (as defined).  Management believes, as of December 31, 2009 and 2008, that the Bank meets all capital adequacy requirements to which it is subject.

As of December 31, 2009, the most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as well capitalized under the regulatory framework for prompt corrective action.  To be categorized as well capitalized the Bank must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the table.  There are no conditions or events since that notification that management believes have changed the institution's category.

The Bank’s actual capital amounts and ratios are also presented in the table.

					To Be Well
					Capitalized Under
			For Capital		Prompt Corrective
	Actual		Adequacy Purposes		Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(Dollar amounts in thousands)
As of December 31, 2009:
Total Capital (to Risk Weighted Assets):
The Simsbury Bank & Trust Company, Inc.	$22,512	13.97%	$12,896	≥8.0%	$16,119	≥10.0%

Tier 1 Capital (to Risk Weighted Assets):
The Simsbury Bank & Trust Company, Inc.	20,495	12.71	6,448	≥4.0	9,672	≥6.0

Tier 1 Capital (to Average Assets):
The Simsbury Bank & Trust Company, Inc.	20,495	7.35	11,156	≥4.0	13,945	≥5.0

As of December 31, 2008:
Total Capital (to Risk Weighted Assets):
The Simsbury Bank & Trust Company, Inc.	$18,048	12.13%	$11,908	≥8.0%	$14,884	≥10.0%

Tier 1 Capital (to Risk Weighted Assets):
The Simsbury Bank & Trust Company, Inc.	16,190	10.88	5,954	≥4.0	8,931	≥6.0

Tier 1 Capital (to Average Assets):
The Simsbury Bank & Trust Company, Inc.	16,190	7.00	9,255	≥4.0	11,569	≥5.0

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

Under Connecticut law, the Bank may pay dividends only out of net profits.  The Connecticut Banking Commissioner’s approval is required for dividend payments which exceed the current year’s net profits and retained net profits from the preceding two years.  As of December 31, 2009, the Bank is restricted from declaring dividends to the Company in an amount greater than $550,823.

NOTE 16 - EMPLOYEE BENEFITS

The Company sponsors a 401(k) savings and retirement plan.  Employees who were 21 years of age and employed on the plan's effective date were immediately eligible to participate in the plan.  Other employees who have attained age 21 are eligible for membership on the first day of the month following completion of 90 days of service.

The provisions of the 401(k) plan allow eligible employees to contribute subject to IRS limitations.  The Company's matching contribution will be determined at the beginning of the plan year.  The Company's expense under this plan was $75,755 in 2009 and $78,520 in 2008.

The Company entered into Supplemental Executive Retirement Agreements with current and former executive officers.  The agreements require the payment of specified benefits upon retirement over specified periods as described in each agreement.  The total liability for the agreements included in other liabilities was $157,510 at December 31, 2009 and $510,110 at December 31, 2008.  Expenses under these agreements amounted to $13,939 and $31,895, respectively, for the years ended December 31, 2009 and 2008.

The Company entered into employment agreements (the “Agreements”) with the Executive Officers of the Company.  The Agreements provide for severance benefits upon termination following a change in control as defined in the agreements in amounts equal to cash compensation as defined in the agreements, and fringe benefits that the Executive(s) would have received if the Executive(s) would have continued working for an additional two or five years.

NOTE 17 - STOCK OPTION PLAN

The Simsbury Bank & Trust Company, Inc. 1998 Stock Plan (“Plan”) provides for the granting of options to purchase shares of common stock or the granting of shares of restricted stock up to an aggregate amount of 142,000 shares of common stock of the Company.  Options granted under the Plan may be either Incentive Stock Options (“ISOs”) within the meaning of Section 422 of the Internal Revenue Code or non-qualified options which do not qualify as ISOs (“NQOs”).  Effective March 17, 2009, no additional restricted stock awards or stock options may be granted under the Plan.

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

The Company did not grant any options in 2009 and 2008.

A summary of the status of the Company’s stock option plan as of December 31 and changes during the years ending on that date is presented below:

	2009		2008
		Weighted-Average		Weighted-Average
Fixed Options	Shares	Exercise Price	Shares	Exercise Price
Outstanding at beginning of year	51,189	$30.33	69,208	$27.21
Granted	-	-	-	-
Exercised	-	-	(14,080)	13.87
Forfeited	-	-	(3,939)	34.35
Outstanding at end of year	51,189	30.33	51,189	30.33

Options exercisable at year-end	47,689	30.35	40,689	30.50
Weighted-average fair value of options granted during the year	N/A		N/A

The following table summarizes information about fixed stock options outstanding as of December 31, 2009:

Options Outstanding and Exercisable
		Weighted-Average
	Number	Remaining	Number
Exercise Price	Outstanding	Contractual Life	Exercisable	Exercise Price
$15.65	1,311	2.2 years	1,311	$15.65
16.25	1,314	1.9 years	1,314	16.25
34.90	1,314	4.3 years	1,314	34.90
35.00	5,250	4.8 years	5,250	35.00
31.50	21,000	6.0 years	21,000	31.50
29.00	10,500	6.5 years	10,500	29.00
30.00	10,500	7.6 years	7,000	30.00
30.33	51,189	6.1 years	47,689	30.35

As of December 31, 2009, there was $9,467 of total unrecognized compensation cost related to nonvested share-based arrangements granted under the Plan.  That cost is expected to be recognized over a four month period.  The total value of shares that vested during the years ended December 31, 2009 and 2008 was $43,755 and $114,274, respectively.

NOTE 18 - EARNINGS (LOSS) PER SHARE

Reconciliation of the numerators and the denominators of the basic and diluted per share computations for net income (loss) available (attributable) to common stockholders are as follows:

	2009	2008

Basic earnings (loss) per share computation:
Net income (loss)	$718,291	$(644,824)
Preferred stock net accretion	(30,000)	-
Cumulative preferred stock dividends	(165,922)	-
Net income (loss) available to common shareholders	$522,369	$(644,824)

Weighted average shares outstanding, basic	864,976	860,030
Basic earnings (loss) per share	$0.60	$(0.75)

Diluted earnings (loss) per share computation:
Net income (loss)	$718,291	$(644,824)
Preferred stock net accretion	(30,000)	-
Cumulative preferred stock dividends	(165,922)	-
Net income (loss) available to common shareholders	$522,369	$(644,824)

Weighted average shares outstanding, assuming dilution	864,976	860,030
Dilutive potential shares	-	-
	864,976	860,030
Diluted earnings (loss) per share	$0.60	$(0.75)

NOTE 19 - PREFERRED STOCK

On March 27, 2009, the Company entered into a Letter Agreement, which includes a Securities Purchase Agreement (together, the “Purchase Agreement’), with the United States Department of the Treasury (“Treasury Department”) pursuant to which the Company has issued and sold to the Treasury Department: (i) 4,000 shares of the Company’s Fixed Rate Cumulative Perpetual Preferred Stock, Series A, no par (the “Series A Preferred Stock”), having a liquidation amount per share of $1,000 for a total purchase price of $4,000,000 and (ii) a warrant (the “Warrant”) to purchase 200.002 shares of the Company’s Fixed Rate Cumulative Perpetual Preferred Stock, Series B, no par (the “Series B Preferred Stock”), with a liquidation amount of $1,000 per share, at an exercise price of $.01.  The Warrant had a ten-year term and was immediately exercisable.  Immediately following the issuance of the Series A Preferred Stock and the Warrant, the Treasury Department exercised its rights under the Warrant to acquire 200 shares of the Series B Preferred Stock through a cashless exercise.

The Series A Preferred Stock pays cumulative dividends at a rate of 5% per 360-day year for the first five years and thereafter at a rate of 9% per 360-day year.  The Series A Preferred Stock and the Series B Preferred Stock may be redeemed by the Company upon payment of the liquidation amount plus accrued and unpaid dividends (the “Redemption Amount”).  The Series A Preferred Stock is generally non-voting.  The Series B Preferred Stock pays cumulative dividends at a rate of 9% per 360-day year.  The Series B Preferred Stock generally has the same rights and privileges as the Series A Preferred Stock.

The Series A Preferred Stock and the Warrant were issued in a private placement exempt from registration pursuant to Section 4(2) of the Securities Act of 1933, as amended.  The Company has agreed to register for resale the Series A Preferred Stock and the Series B Preferred Stock upon request of the Treasury Department.  The Purchase Agreement provides that neither the Series A Preferred Stock nor the Series B Preferred Stock will be subject to any contractual restrictions on transfer, except that the Treasury Department and its transferees may not effect any transfer of the Series A Preferred Stock or the Series B Preferred Stock that would cause the Company to otherwise become subject to the periodic reporting requirements of the Securities Exchange Act of 1934.  The Purchase Agreement also provides for certain restrictions on dividend payments and stock repurchases by the Company.

The Company has allocated the $4,000,000 in proceeds received from the U.S. Treasury Department between Series A Preferred Stock and Series B Preferred Stock assuming that the Preferred Stock would be replaced with a qualifying equity offering and the Preferred Stock would therefore be redeemed at the end of five years.  The allocation has been recorded assuming a discount rate of 12% on the cash flows of each instrument.

The allocation of the proceeds is as follows:

Series A Preferred Stock	$3,770,000
Series B Preferred Stock	230,000
Proceeds received from the Treasury Department	$4,000,000

The Series A Preferred Stock is being accreted over a five-year period so that, at the end of five years, the balance in Series A Preferred Stock would equal $4,000,000.  The aggregate accretion from retained earnings was $34,500 in 2009.

Estimated accretion from retained earnings for each of the five years succeeding 2009 is as follows:

2010	$46,000
2011	46,000
2012	46,000
2013	46,000
2014	11,500
$195,500

The Series B Preferred Stock is being amortized over a five-year period so that, at the end of five years, the balance in Series B Preferred Stock would equal $200,000.   The aggregate amortization to retained earnings was $4,500 in 2009.

Estimated amortization to retained earnings for each of the five years succeeding 2009 is as follows:

2010	$6,000
2011	6,000
2012	6,000
2013	6,000
2014	1,500
$25,500

NOTE 20 - RECLASSIFICATION

Certain amounts in the prior year have been reclassified to be consistent with the current year's statement presentation.

Shareholder Data

The stock of the Bank’s parent company, SBT Bancorp, Inc., which was formed on March 3, 2006, is currently listed on the OTC Bulletin Board (Symbol: “SBTB”).  At December 31, 2009, there were 864,976 shares of the Company's common stock outstanding and approximately 1,100 shareholders of record.  There is a limited market for the Company’s common stock.  The following table sets forth the high and low bid information for the period indicated.

	Year Ended		Year Ended
	December 31, 2009		December 31, 2008

	High	Low	High	Low
First Quarter	$16.15	$13.00	$32.00	$25.50
Second Quarter	$17.00	$12.75	$26.75	$23.25
Third Quarter	$16.05	$15.00	$25.55	$21.50
Fourth Quarter	$16.25	$15.50	$21.50	$16.00

The above quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission, and may not reflect actual transactions.

Dividends

The Company's shareholders are entitled to dividends when and if declared by the Board of Directors out of funds legally available therefor.  Connecticut law prohibits the Company from paying cash dividends except from its net profits, which are defined by state statutes.  In addition, on March 27, 2009, the Company issued 4,000,000 shares of Fixed Rate Cumulative Perpetual Preferred Stock, Series A, and Fixed Rate Cumulative Perpetual Preferred Stock, Series B, to the U.S. Treasury under the Troubled Asset Relief Program (”TARP”) Capital Purchase Program.  While these shares of Preferred Stock are outstanding to the U.S. Treasury, with limited exceptions, the U.S. Treasury’s consent is required for:  (i) any increase in dividends paid on the Company’s common stock above a quarterly dividend of $0.12 per share of common stock or (ii) the repurchase of common stock by the Company.  The terms of the Preferred Stock also prohibit the payment of dividends on the Company’s common stock unless all accrued and unpaid dividends on the Preferred Stock have been fully paid.

In 2009, the Company declared and paid cash dividends on common stock of $103,797 on each of June 11, 2009, September 16, 2009, and December 16, 2009, respectively.  The Company also declared and paid cash dividends on preferred stock of $29,067, $54,500, and $54,500 on May 15, 2009, August 17, 2009, and November 16, 2009, respectively.  In 2008, the Company declared and paid cash dividends of $415,188 on its common stock on June 16, 2008.

The Company did not repurchase any of its common stock or other securities during 2009.

SBT Bancorp, Inc.

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
The Simsbury Bank & Trust Company
Executive Committee
Investment Services Committee
Loan Committee

Edward J. Guarco
Vice President
State Line Oil
Audit & Compliance Committee
Personnel Committee

The Simsbury Bank & Trust Company, Inc.

Board of Directors	Officers	Employees

All SBT Bancorp, Inc. Directors and	Executive Officers	Dianna S. Anderson
	Martin J. Geitz	Mami Barall
Jerry W. Long	President and Chief Executive Officer	Theresa D. Bendell
President and CEO		Mary Lou Bidwell
PCC Technology Group	Anthony F. Bisceglio, Ph.D.	Katherine P. Cain
Personnel Committee	Executive Vice President, Treasurer and	Bente Christensen
	Chief Financial Officer	Sophia P. Clarke
Carol D. Clifford
	Paul R. Little	Megan L. Clifford
Directors Emeriti	Senior Vice President and	Catherine A. Cook
	Chief Lending Officer	Jacek Danillowicz
Richard C. Anthony		S. Thomas Edge
Consultant	Michael T. Sheahan	Deborah A. Fochesato
	Vice President, Head of Consumer Lending	Shirley T. Gentry
Jackson F. Eno		Paula M. Giorgio
Vice President	Howard R. Zern	Lynn G. Godin
Morgan Stanley	Senior Vice President and	Kelly M. Hammick
	Chief Retail, Bank Operations &	Jo-Ann Horton
Jane F. von Holzhausen	Technology Officer	Lucyna Jennison
Retired Vice President of Operations		Leslie S. Kane
Southwest Region	Gary R. Kevorkian	Sherrie S. Krawczyk
Prudential Connecticut Realty	Secretary	Elizabeth C. Lenhart
Cindy Matthews
Evan W. Woollacott	Senior Vice President	Beverly Mlinek
Retired Vice Chairman and Commissioner	Terry L. Boulton	Jordan Moore
Connecticut Department of Public		Julia E. Pattison
Utility Control		Patricia A. Pschirer
	Vice Presidents	Michelle Raymond
	Michael L. Alberts	Petrina C. Reid
	Richard A. Bahre	Margaret E. Rose
	Brian D. Belyea	Joyce E. Slate
	Charlene Faselle	Irene M. Smith
	H. Holbrook Hyde, Jr.	Karen E. Storms
	Barbara J. Wallace	Maria Theodoratos
Annette M. Troutman
	Assistant Vice Presidents	Michelle G. Wiggins
Brenda J. Abbott
Robin J. DiNicola
Jocelyn A. Mitchell
Craig S. Porter
Susan D. Presutti, Assistant Secretary
Peter G. Sepelak, Jr.
Kenneth S. Sklodosky
Sophie S. Stevens

Assistant Treasurers
Margot M. Byrne
Lori L. Ethier
Barbara J. Hanifin
Karen G. Jepeal
Lisa A. Morgan
Romualdo A. Polce

Corporate Information

SBT Bancorp, Inc.
760 Hopmeadow Street
P.O. Box 248
Simsbury, Connecticut 06070-0248
(860) 408-5493
Fax: (860) 408-4679
simsburybank.com

Notice of Shareholders' Meeting
The Annual Meeting of Shareholders of SBT Bancorp, Inc., the holding company for The Simsbury Bank & Trust Company, Inc., will be held at 5:00 p.m. on Tuesday, May 11, 2010 at 981 Hopmeadow Street, Simsbury, Connecticut.

Independent Auditors	Legal Counsel
Shatswell, MacLeod & Company, P.C. 83 Pine Street West Peabody, MA 01960-3635	Day Pitney LLP Counselors at Law CityPlace I Hartford, CT 06103-3499

Transfer Agent	Shareholder Contact
American Stock Transfer & Trust Company 59 Maiden Lane Plaza Level New York, NY 10005 Shareholder Relations: (800) 937-5449 Trading Symbol: SBTB	Susan D. Presutti, Assistant Secretary SBT Bancorp, Inc. 760 Hopmeadow Street, P.O. Box 248 Simsbury, CT 06070-0248 (860) 408-5493

COPIES OF THE COMPANY’S ANNUAL REPORT ON FORM 10-K WILL BE FORWARDED WITHOUT CHARGE UPON WRITTEN REQUEST TO:

Gary R. Kevorkian, Secretary
SBT Bancorp, Inc.
760 Hopmeadow Street
P.O. Box 248
Simsbury, CT  06070-0248