Form 10-K, Exhibit 13
period 2010-12-31
SBT Bancorp, Inc.
filed 2011-03-28
CIK 1354174

Exhibit 13

April 11, 2011

Dear Fellow Shareholders:

Simsbury Bank’s performance improved significantly in 2010.  Net income increased 60% and fully diluted earnings per share increased 72%.  Revenue grew strongly by 14% based on balance sheet and fee income growth.  Total assets grew by 8% due to a similar increase in deposits as we welcomed new customers and an increase in business from existing customers.  Net loans increased by 6% and gain on loans sold increased 284%.

We were pleased with the progress in expanding our capabilities to enhance our customers’ experience with us.
●
We invested in a stronger and deeper team of mortgage and consumer loan professionals who enabled us to expand our mortgage product offerings and improve our consumer loan systems and processes.  Our mortgage team has built an infrastructure that will support our efforts to expand our loan origination activity throughout Central Connecticut.

●
We introduced new consumer deposit based products and services.  Our Pinnacle Account, a relationship based offering of services and benefits, was well received by the market.  We also introduced electronic delivery of deposit account statements and already over 25% of our online banking customers have selected e-statements as the way they prefer to receive their monthly statements.  We made online banking enrollment much easier and found other ways to use technology to make our customers’ lives easier and our staff more productive and efficient.

●
We researched a variety of alternatives to streamline our small commercial loan process.  We look forward to implementing some of these ideas for a more customer friendly loan underwriting, closing and monitoring process in 2011.

●
Finally, we focused on ensuring that our policies, processes and procedures are in strong shape for current and future business best practice and regulatory compliance standards.  We feel confident that our commitment to a compliance culture and well controlled operating environment will support our growth in the future.

Simsbury Bank continues to benefit from its strong balance sheet.  We have a relatively low-risk loan portfolio comprised of loans secured by conventionally underwritten residential mortgages and home equity loans (72%), commercial loans (26%), and consumer loans (2%).  We have only modest exposure to the typically riskiest loan categories, construction and development loans and non-owner-occupied commercial real estate secured loans, which declined to approximately 8% from last year’s approximately 11% of total loans, well below many peer banks.  Our deposit mix remains low cost and diversified with almost 34% demand deposits, 37% money market and savings deposits, and 29% certificates of deposit.  Finally, our capital levels remain comfortably above levels qualifying the Bank as “well capitalized” from a regulatory perspective.

Earnings

In 2010, Simsbury Bank’s total revenue increased 14% to $11.3 million from the prior year due to a 14% increase in net dividend and interest income to $10.2 million and a 17% increase in noninterest income to $1.8 million, partially offset by a 38% increase in loan loss provision to $0.76 million.  Net interest and dividend revenue benefited from volume growth.  Noninterest income benefited from a 6% increase in service charges and fees to $1.2 million and a 284% increase in loan sale gains to $0.2 million.  As deposit growth of 8% exceeded our loan growth of 6%, our loan to deposit ratio decreased slightly to 76% at year-end 2010 from 78% at year-end 2009. Our close management of deposit costs and loan pricing resulted in an improvement in our net interest margin to 3.82% in 2010 from 3.56% in 2009.

Thanks to the strong revenue growth and careful management of noninterest expenses, the Bank’s net income increased 60% to $1.1 million.  Our efficiency ratio improved to 81% reflecting the benefits of our increased scale.

Loans and Deposits
As noted above, 2010 was another excellent year for loan and deposit growth.  Mortgage and consumer loans increased by approximately 8% while commercial loans increased by approximately 2%.  The Bank’s deposit mix remains favorable and relationship based.  Deposit growth was led by checking deposits and money market deposits with each increasing by almost 16% and by savings deposits which increased 5%.  These increases were partially offset by an approximately 9% decrease in time deposits. The number of deposit accounts increased by almost 3%.

Asset Quality
The Bank’s asset quality remains strong, both absolutely and compared to our competitors.  Nonaccrual loans at year-end totaled $2.3 million, 27% lower than the prior year end.  This resulted in the ratio of nonaccruals to total loans declining to 1.12% from 1.63%.  Net charge offs increased to $640,000 (0.32% of average loans) as we moved aggressively to deal with problem loans.  The Bank’s provision for loan losses totaled $755,000 compared to $547,000 in 2009.  The allowance for loan and lease losses increased approximately 5% to $2.3 million, which continued to equal 1.14% of total loans and leases at year end.

Shareholder’s Equity and Capital
Shareholder’s equity increased through our retained earnings in 2010.  Book value per share also improved.  The Company’s stock price remains well below historic multiples of book value, as does that of most of our peers.

We continue to manage our capital position to support revenue growth and remain comfortably “well capitalized” by regulatory standards.

In Recognition

Lincoln S. Young retired as SBT’s Chairman of the Board of Directors upon reaching the Board’s mandatory retirement age in November 2010.  Linc was one of the Bank’s founders and served as a director since 1994.  He also served as Secretary prior to becoming Chairman in 2002.  Linc’s strong leadership reflected his extensive banking and business experience and deep commitment to community banking values.  We will miss Linc’s steady hand, wisdom and guidance and wish him well.

The Board was pleased to elect another founding director, Robert J. Bogino, as Chairman upon Linc’s retirement.  Bob served as Secretary from 2002 to 2004 when he was elected Vice Chairman.  Bob’s entrepreneurial business experience, focus on shareholder value and commitment to ensuring that Simsbury Bank continues to fulfill its mission will ensure that SBT continues to enjoy strong leadership.

Reflecting on 2010 and Looking Forward

2010 was another year of progress for Simsbury Bank.   We continued to develop our bankers’ advisory skills and introduced new products and services that resulted in broader and deeper customer relationships.  We had a terrific year in mortgage and consumer lending while also putting in place the infrastructure necessary to expand that business in 2010 and beyond.

We anticipate that significant change in the regulatory environment will continue as the provisions of the Dodd-Frank Act of 2010 are implemented.  We strongly believe that our policymakers’ continuing focus on writing regulations appropriate for large banks then forcing small banks to comply with them only serves to undermine the benefits to the American economy of having many banks of all sizes.  Unnecessary regulatory burdens on banks with simple business models like Simsbury Bank serve only to diminish choices for consumers and businesses.  We will continue to advocate for an appropriate regulatory posture.  And we will take all steps necessary to ensure that we comply with whatever regulatory requirements come our way.

Simsbury Bank has a bright future.  Our board of directors, management and team members are united in our commitment to providing outstanding, personal service to our customers, being open for lending in good economic times and bad, and contributing to a healthy economy and quality of life for many years to come.

We will work hard to make 2011 another year of forward progress in helping our customers achieve their life goals, providing our shareholders with a competitive return, ensuring that our employees enjoy fulfilling jobs, and improving our communities’ quality of life.

Sincerely,

/s/ Martin J. Geitz	/s/ Robert J. Bogino
Martin J. Geitz	Robert J. Bogino
President & Chief Executive Officer	Chairman of the Board of Directors

Lincoln S. Young
Board Member 1994 to 2010
Chairman of the Board 2002 to 2010

The Board of Directors wishes to express its deep gratitude to Mr. Young for his dedicated service to Simsbury Bank.  Mr. Young retired as Chairman of the Board in November 2010, having served in that capacity since 2002 and as a board member since 1994.

Mr. Young brought his long career in banking and business ownership to his roles with Simsbury Bank.  His leadership during the capital raising period, early formation and ongoing operation of our institution has been critical to our success.  His guiding principles through this time were to always maintain the highest standards of financial strength and to focus on the strong and steady expansion of Simsbury Bank in its marketplace and to its customer base, while ensuring an exceptional level of personalized customer service.

During Mr. Young’s service to Simsbury Bank, this institution successfully raised capital during a recession, opened to the public for banking business, conducted a very successful second stock offering and expanded its marketplace geographically as well as in the products and services available to our customers.  The continued development of relationships with individuals, businesses and the community has provided families, businesses and not-for-profit organizations the financial resources to maintain and improve the quality of life and commerce in our community.

The directors, officers, employees, shareholders, customers and the communities we serve are grateful for and better because of Mr. Young’s dedication to Simsbury Bank.  In honor of his service, the Board has elected Mr. Young as Director Emeritus and we look forward to his continued association with Simsbury Bank.

Thank you, Linc, for your vision of what Simsbury Bank could be and for generously committing your talents in leading the way to its fulfillment.

Selected Financial and Other Data

	At 12/31/10	At 12/31/09	At 12/31/08
Balance Sheet Data:
Total assets	$295,566,591	$273,738,573	$240,756,468
Loans, net	202,792,477	191,303,519	178,073,758
Investment securities	46,948,797	50,642,016	33,628,012
Federal funds sold, money market mutual funds, and other interest-earning deposits	23,707,092	8,876,984	7,550,417
Deposits	269,279,026	250,445,682	220,879,117
Stockholders’ equity	21,967,361	21,411,578	16,846,649

	For the Year Ended 12/31/10	For the Year Ended 12/31/09	For the Year Ended 12/31/08
Statement of Income Data:
Total interest and dividend income	$12,054,857	$11,791,863	$11,064,810
Total interest expense	1,813,528	2,823,394	3,042,570
Net interest and dividend income	10,241,329	8,968,469	8,022,240
Provision for loan losses	755,000	547,000	450,000
Net interest and dividend income after provision for loan losses	9,486,329	8,421,469	7,572,240
Gain on loans sold, net	226,580	58,928	-
Write-down of available-for-sale Securities	-	-	(1,755,600)
Other noninterest income	1,776,981	1,522,020	1,601,042
Noninterest expense	9,754,507	8,997,485	8,830,965
Income tax expense (benefit)	362,094	227,713	(768,459)
Net income (loss)	1,146,709	718,291	(644,824)

Earnings (loss) per common share	$1.03	$0.60	$(0.75)
Earnings (loss) per common share, assuming dilution	$1.03	$0.60	$(0.75)
Other Data:
Net interest spread	3.66%	3.32%	3.56%
Net interest margin	3.82%	3.56%	3.95%
Return on average assets	0.42%	0.27%	(0.30)%
Return on average stockholders’ equity	5.16%	3.49%	(3.71)%
Dividend payout ratio	46.7%	59.6%	n/a
Average stockholders’ equity to average assets	7.67%	7.63%	8.02%

Management's Discussion and Analysis of
Financial Conditions and Results of Operations

Forward-Looking Statements

When used in this Annual Report or any press release, public announcement or filing, the words “intends,” “expects,” “plans,” “estimates,” “projects,” “believes,” “anticipates” and similar expressions are intended to identify forward-looking statements. The Company (defined below) has made and may continue to make various forward-looking statements with respect to earnings, credit quality and other financial and business matters for periods subsequent to December 31, 2010. All statements, other than statements of historical facts, are forward-looking statements. The Company cautions that these forward-looking statements are not guarantees of future performance and are subject to numerous assumptions, risks and uncertainties, and that statements relating to subsequent periods are subject to greater uncertainty because of the increased likelihood of changes in underlying factors and assumptions. Actual results could differ materially from forward-looking statements. In addition to those factors previously disclosed by the Company or the Bank (defined below) and those factors identified elsewhere herein, the following factors could cause actual results to differ materially from such forward-looking statements: competitive pressures on loan and deposit product pricing; other actions of competitors; changes in economic conditions; the extent and timing of actions of the Federal Reserve Board; customer deposit disintermediation; changes in customers' acceptance of the Bank's products and services; and the extent and timing of legislative and regulatory actions and reforms.

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

The Bank was incorporated on April 28, 1992 and commenced operations as a Connecticut chartered bank on March 31, 1995.  The Bank's deposit accounts are insured under the Federal Deposit Insurance Act, up to the maximum applicable limits thereof.  The Bank is not a member of the Federal Reserve System.  The Bank's main office and its corporate offices are located in the town of Simsbury, Connecticut.  The Bank has branch offices in the towns of Granby, Avon, and Bloomfield, Connecticut. The Bank also maintains a business office in Canton, Connecticut.  The Bank's customer base consists primarily of individual consumers and small businesses in north central Connecticut.  The Bank has in excess of 21,150 deposit accounts.

The Bank offers a full range of commercial banking services to residents and businesses in its primary and secondary markets through a wide variety of mortgage programs, home equity lines and loans, FDIC-insured checking, savings, IRA accounts, and 401K rollover, as well as safe deposit and other customary non-deposit banking services.  As of December 31, 2010, approximately 71% of the Bank's loans were secured by residential property located in Connecticut.

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

The Bank earned net income of $1,146,709 for the year ended December 31, 2010, compared to $718,291 for the year ended December 31, 2009, an increase of 60%.  Net income available to common shareholders after preferred dividends was $889,709, or $1.03 per diluted share, for the year ended December 31, 2010, compared to $552,369, or $0.60 per diluted share, for the year ended December 31, 2009, an increase in diluted earnings per share of 72%.  Key items for the year ended December 31, 2010 compared to the year ended December 31, 2009 included the following:  Earnings per share increased by 72%; total revenues increased by 14%; core deposits increased by 14%; total loans outstanding increased by 6%; taxable equivalent net interest margin increased by 26 basis points to 3.82%, from 3.56%; total non-accrual loans and loans 30 days or more days past due decreased to 1.39% from 1.80% of loans outstanding; allowance for loan losses ended the 2010 year at 1.14% of total loans outstanding; and capital ratios remained well above regulatory standards for a “well capitalized” bank.

Results of Operations for the Years Ended December 31, 2010, 2009, and 2008

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

Net interest and dividend income after provision for loan losses totaled $9,486,329 in 2010, which is an increase of $1,064,860, or 12.6%, from 2009.  Earning assets have grown from $256 million on December 31, 2009 to $273 million at December 31, 2010.  The Bank’s net interest spread and net interest margin increased to 3.66% and 3.82%, respectively, during 2010 as compared to 3.32% and 3.56%, respectively, during 2009.  This was primarily due to the historically low level of interest rates prevalent for much of the year.

The following table presents the average amounts outstanding for the major categories of the Bank’s interest-earning assets and interest-bearing liabilities and the average interest rates earned or paid thereon for the years ended December 31, 2010, 2009 and 2008.

NET INTEREST INCOME
(Dollars in thousands)

	For the Year Ended 12/31/10
	Average Balance	(1) Interest	Yield

Federal funds sold and overnight deposits	$14,192	$32	0.23%

Investments (1)	57,342	1,974	3.44

Mortgage loans	106,578	5,500	5.16
Commercial loans	49,904	2,714	5.44
Consumer loans	45,177	2,038	4.51
Term federal funds sold	-	-	-
Total loans	201,659	10,252	5.08%

Total interest-earning assets	$273,193	$12,258	4.49%

NOW deposits	$35,729	$40	0.11%
Savings deposits	103,179	585	0.57
Time deposits	76,286	1,149	1.51
Total interest-bearing deposits	215,194	1,774	0.82

Securities sold under agreements to repurchase	3,434	40	1.16
Federal Home Loan Bank advances	51	-	-

Total interest-bearing liabilities	$218,679	$1,814	0.83%

Net interest income		$10,444
Net interest spread			3.66%
Net interest margin			3.82%

	For the Year Ended 12/31/09
	Average Balance	(1) Interest	Yield

Federal funds sold and overnight deposits	$14,829	$25	0.17%

Investments (1)	57,629	2,106	3.65

Mortgage loans	100,650	5,444	5.41
Commercial loans	49,657	2,759	5.56
Consumer loans	33,507	1,615	4.82
Term federal funds sold	227	3	1.32
Total loans	184,041	9,821	5.34

Total interest-earning assets	$256,499	$11,952	4.66%

NOW deposits	$32,670	$37	0.11%
Savings deposits	86,423	656	0.76
Time deposits	90,322	2,115	2.34
Total interest-bearing deposits	209,415	2,808	1.34

Securities sold under agreements to repurchase	980	8	0.82
Federal Home Loan Bank advances	227	7	3.08

Total interest-bearing liabilities	$210,622	$2,823	1.34%

Net interest income		$9,129
Net interest spread			3.32%
Net interest margin			3.56%

NET INTEREST INCOME
(Dollars in thousands)

	For the Year Ended 12/31/08
	Average Balance	(1) Interest	Yield

Federal funds sold and overnight deposits	$3,812	$201	5.27%

Investments (1)	33,092	1,597	4.83

Mortgage loans	78,901	4,343	5.50
Commercial loans	38,528	2,747	7.13
Consumer loans	39,864	2,566	6.44
Term federal funds sold	33	1	3.03
Total loans	157,326	9,657	6.14

Total interest-earning assets	$194,230	11,455	5.90

NOW deposits	$27,764	$51	0.18%
Savings deposits	57,754	546	0.95
Time deposits	65,016	2,758	4.24
Total interest-bearing deposits	150,534	3,355	2.23

Securities sold under agreements to repurchase	1,529	37	2.42
Federal Home Loan Bank advances	1,632	85	5.21

Total interest-bearing liabilities	$153,695	$3,477	2.26%

Net interest income		$7,978
Net interest spread			3.64%
Net interest margin			4.11%

(1)
On a fully taxable equivalent basis based on a tax rate of 34%.  Interest income on investments includes a fully taxable equivalent adjustment of $203,000 in 2010, $161,000 in 2009, and $143,000 in 2008.

The following table sets forth the effects of changing rates and volumes on our net interest income.  The rate column shows the effects attributable to changes in rate (changes in rate multiplied by prior volume).  The volume column shows the effects attributable to changes in volume (changes in volume multiplied by prior rate).  The net column represents the sum of the rate column and the volume column.  For purposes of this table, changes attributable to changes in both rate and volume that cannot be segregated have been allocated proportionally based on the changes due to rate and the changes due to volume.

	Year Ended December 31, 2010 Compared to Year Ended December 31, 2009			Year Ended December 31, 2009 Compared to Year Ended December 31, 2008
	Increase (Decrease) Due to			Increase (Decrease) Due to
	Volume	Rate	Net	Volume	Rate	Net
	(In thousands)
Interest and dividend income:
Federal funds sold and overnight
deposits	$(1)	$9	$8	$175	$(294)	$(119)
Investments	(10)	(122)	(132)	1,090	(235)	855
Loans	785	(354)	431	396	(387)	9
Total interest-earning assets	774	(467)	307	1,661	(916)	745

Interest expense:
NOW deposits	3	-	3	5	(13)	(8)
Savings deposits	233	(304)	(71)	(1,765)	1,704	(61)
Time deposits	(293)	(673)	(966)	(536)	437	(99)
Total interest-bearing deposits	(57)	(977)	(1,034)	(2,296)	2,128	(168)

Securities sold under agreements to
repurchase	27	5	32	(17)	(23)	(40)
FHLB advances	(2)	(4)	(6)	(11)	1	(10)
Total interest-bearing liabilities	(32)	(976)	(1,008)	(2,324)	2,106	(218)
Net change in interest income	$806	$509	$1,315	$3,985	$(3,022)	$963

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

Each month the Bank reviews the allowance for loan losses and makes additional provisions to the allowance, as needed.  For the year ended December 31, 2010, the allowance increased $114,386, net of charge-offs and recoveries.  The total allowance for loan losses at December 31, 2010 was $2,325,687 or 1.14% of outstanding loans.  This compares with a total allowance for loan losses of $2,211,301 at year-end 2009, which represented 1.14% of outstanding loans.  With the exclusion of loans to financial institutions (term federal funds sold), this ratio was 1.14% at year-end 2010 and 2009.  During 2010, the Bank charged off eight loans for a total of $646,761 compared to 2009 when it charged off fifteen loans for a total of $358,097.  The Bank recovered five loans for $6,147 in 2010 and five loans for $5,253 in 2009.  Management believes the allowance for loan losses is adequate.

Noninterest Income and Noninterest Expense

The following table sets forth the various components of the Bank’s noninterest income (charges) and noninterest expense for the years ended December 31, 2010, 2009, and 2008.

NONINTEREST INCOME (CHARGES)

	For Year Ended 12/31/10	% of Income excluding Write-down	For Year Ended 12/31/09	% of Income excluding Write-down	For Year Ended 12/31/08	% of Income excluding Write-down

Service charges on deposit accounts	$523,770	29.5%	$544,054	35.7%	$479,210	29.9%
Safe deposit fees	80,230	4.5	80,968	5.3	74,039	4.6
Business manager income	116,338	6.5	109,425	7.2	129,232	8.1
Gain on loans sold, net	226,580	12.8	58,928	3.9	-	-
SBT Investment Services, Inc	114,046	6.4	100,910	6.6	82,295	5.2
Other income	716,017	40.3	627,735	41.3	836,266	52.2
Noninterest income excludes write-down	1,776,981	100.0%	1,522,020	100.0%	1,601,042	100.0%
Write-down of securities available- for-sale	-		-		(1,755,600)
Total noninterest income (charges)	$1,776,981		$1,522,020		$(154,558)

NONINTEREST EXPENSE

	For Year Ended 12/31/10	% of Total	For Year Ended 12/31/09	% of Total	For Year Ended 12/31/08	% of Total

Salaries and employee benefits	$4,818,836	49.4%	$4,165,247	46.3%	$4,284,603	48.5%
Occupancy expense	1,133,024	11.6	1,128,436	12.5	1,287,076	14.5
Equipment expense	287,414	2.9	349,935	3.7	411,703	4.7
Impairment of operating lease	-	-	-	-	298,657	3.4
Professional fees	722,772	7.4	513,000	5.7	407,597	4.6
Advertising and promotions	407,944	4.2	398,365	4.4	384,404	4.4
Forms and supplies	146,103	1.5	185,882	2.1	152,212	1.7
Insurance	471,606	4.8	575,120	6.4	200,750	2.3
Loan expenses	199,443	2.0	94,742	1.1	68,393	0.8
Postage	97,779	1.0	103,912	1.2	151,522	1.7
Other expenses	1,469,586	15.2	1,482,846	16.6	1,184,048	13.4
Total	$9,754,507	100.0%	$8,997,485	100.0%	$8,830,965	100.0%

Noninterest income for the twelve months ended December 31, 2010 increased by approximately $255,000 to $1,776,981 from $1,522,020 for the twelve months ended December 31, 2009.  This increase was due primarily to an increase of approximately $168,000 in gains on loans sold.  For the twelve months ended December 31, 2009, noninterest income decreased by approximately $79,000, excluding the write-down of securities available for sale, when compared to the twelve months ended December 31, 2008.  The 2009 decrease in noninterest income was due primarily to a decrease of approximately $247,000 in cash surrender value of bank owned life insurance (“BOLI”) and BOLI death benefit income, which was partially offset by an increase in service charges on deposit accounts.  Total noninterest income (charges) was a loss in 2008 due to the write-down of securities available-for-sale.  Management deemed the value of Fannie Mae and Freddie Mac preferred stock holdings to be other-than-temporarily impaired.

At December 31, 2010, the Bank had 21,174 deposit accounts, an increase of 658 accounts or 3.2% over the number of accounts at year-end 2009 and approximately 1,000 accounts more than at year-end 2008.  SBT Investment Services, Inc.’s revenues increased by approximately $13,000 in 2010 compared to 2009.

Noninterest expense for the year ended December 31, 2010 was approximately $9,755,000, an increase of approximately $758,000 or 8% over 2009.  Noninterest expense for the year ended December 31, 2009 was approximately $8,997,000, which represents an increase of 2% over noninterest expense for 2008.  The increase in 2010 was primarily related to an approximately $654,000 increase in salary and benefits and an approximately $210,000 increase in professional fees as the Bank made preparations for future growth.

Salaries and employee benefits comprised 49% of total noninterest expense during 2010, as compared to 46% in 2009.  Occupancy expense and equipment expense, at approximately 14% in 2010 and 16% in 2009, continue to be the other major categories of noninterest expense.

Financial Condition at Years Ended December 31, 2010, 2009 and 2008

The following table sets forth the average balances of each principal category of our assets, liabilities and capital accounts for the years ended December 31, 2010, 2009 and 2008.

Distribution of Assets, Liabilities and Stockholders’ Equity
(Dollars in thousands)

	For the Year Ended 12/31/10		For the Year Ended 12/31/09		For the Year Ended 12/31/08
	Average Balance	Percent of Total Assets	Average Balance	Percent of Total Assets	Average Balance	Percent of Total Assets
Assets
Cash and due from banks	$8,221	2.8%	$7,280	2.7%	$7,682	3.6%
Investment securities	58,211	20.1	57,881	21.4	22,873	10.5
Federal funds sold and overnight deposits	14,086	4.9	14,829	5.5	9,717	4.5
Loans, net	199,358	68.8	181,929	67.5	171,723	79.1
Premises and equipment	643	0.2	787	0.3	1,072	0.5
Accrued interest and other assets	9,081	3.2	6,909	2.6	3,960	1.8

Total assets	$289,600	100.0%	$269,615	100.0%	$217,027	100.0%

Liabilities and Stockholders' Equity
Deposits
Demand and NOW deposits	$83,348	28.8%	$70,154	26.0%	$64,953	29.9%
Savings deposits	103,179	35.6	86,423	32.1	65,706	30.3
Time deposits	76,286	26.4	90,322	33.5	65,755	30.3
Total deposits	262,813	90.8	246,899	91.6	196,414	90.5
Accrued interest and other liabilities	4,576	1.6	2,146	0.8	3,210	1.5

Total liabilities	267,389	92.4	249,045	92.4	199,624	92.0

Stockholders’ equity:
Preferred stock	4,049	1.4	3,079	1.1	-	-
Common stock	9,380	3.2	9,353	3.5	9,177	4.2
Retained earnings and other comprehensive income	8,782	3.0	8,138	3.0	8,226	3.8
Total stockholders’ equity	22,211	7.6	20,570	7.6	17,403	8.0

Total liabilities and stockholders’ equity	$289,600	100.0%	$269,615	100.0%	$217,027	100.0%

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

Securities may be pledged to meet security requirements imposed as a condition for receipt of deposits of public funds and repurchase agreements.  At December 31, 2010, the Bank had forty-five securities with a carrying value totaling $16,587,463 pledged for such purposes.

As of December 31, 2010, the Bank’s investment portfolio consisted of U.S. government and agency securities and preferred stocks, mortgage-backed securities, corporate bonds, municipal securities, and money market mutual funds.  The Bank’s policy is to stagger the maturities of its investments to meet overall liquidity requirements of the Bank.

The following table summarizes the amounts and distribution of the Bank’s investment securities held as of December 31, 2010, 2009, and 2008.

INVESTMENT PORTFOLIO
(Dollars in thousands)

	December 31, 2010
	Amortized Cost	Fair Value	Yield
AVAILABLE-FOR-SALE SECURITIES
U.S. government and agency securities
Due after one to five years	$10,750	$10,791	1.77%
Total U.S. government and agency securities	10,750	10,791	1.77
State and municipal securities
Due within one year	497	497	0.85
Due after one to five years	499	507	5.10
Due after five to ten years	3,426	3,486	3.57
Due after ten to fifteen years	5,294	5,203	3.90
Due beyond fifteen years	1,891	1,873	4.10
Total state and municipal securities	11,607	11,566	3.76
Corporate debt securities
Due after one to five years	1,003	1,022	3.65
Total corporate debt securities	1,003	1,022	3.65
Mortgage-backed securities
WARM* within one year	3	3	5.65
WARM* after one to five years	838	861	3.68
WARM* after five to ten years	5,060	5,192	3.63
WARM* after ten to fifteen years	7,944	8,042	3.12
WARM* beyond fifteen years	7,181	7,209	3.80
Total mortgage-backed securities	21,026	21,307	3.50
SBA loan pool
Due after one to five years	194	203	4.63
Due after five to ten years	1,265	1,365	5.14
Total SBA loan pool	1,459	1,568	5.07

Preferred stocks	17	35	0.00
Total available-for-sale securities	$45,862	$46,289	3.46%

* - Weighted-Average Remaining Maturity

INVESTMENT PORTFOLIO
(Dollars in thousands)

	December 31, 2009
	Amortized Cost	Fair Value	Yield
AVAILABLE-FOR-SALE SECURITIES
U.S. Government and Agency securities
Due after one to five years	$15,723	$15,767	2.44%
Total U.S. Government and Agency securities	15,723	15,767	2.44
State and municipal securities
Due after one to five years	1,493	1,537	5.39
Due after five to ten years	1,847	1,883	5.41
Due after ten to fifteen years	3,920	3,918	3.88
Due beyond fifteen years	2,717	2,764	4.18
Total state and municipal securities	9,977	10,102	4.10
Corporate debt securities
Due after one to five years	509	536	5.00
Total corporate debt securities	509	536	5.00
Mortgage -backed securities
WARM* within one year	110	111	3.60
WARM* after one to five years	1,497	1,528	3.73
WARM* after five to ten years	4,165	4,279	4.07
WARM* after ten to fifteen years	8,047	8,090	3.95
WARM* beyond fifteen years	7,953	7,834	4.14
Total mortgage-backed securities	21,772	21,842	4.03

SBA loan pool
Due after one to five years	195	202	4.63
Due after five to ten years	1,445	1,505	5.18
Total SBA loan pool	1,640	1,707	5.11
Preferred stocks	17	57	-
Total available-for-sale securities	$49,638	$50,011	3.58%

INVESTMENT PORTFOLIO
(Dollars in thousands)

	December 31, 2008
	Amortized Cost	Fair Value	Yield
AVAILABLE-FOR-SALE SECURITIES
U.S. Government and Agency securities
Due within one year	$500	$503	4.91%
Due after one to five years	5,272	5,351	3.25
Total U.S. Government and Agency securities	5,772	5,854	3.40
State and municipal securities
Due after one to five years	1,493	1,546	5.39
Due after five to ten years	231	237	5.41
Due after ten to fifteen years	1,851	1,822	3.92
Due beyond fifteen years	2,373	2,249	4.12
Total state and municipal securities	5,948	5,854	4.43
Corporate debt securities
Due within one year	2,159	2,176	6.00
Due after one to five years	512	514	5.00
Total corporate debt securities	2,671	2,690	5.78
Mortgage -backed securities
WARM* within one year	234	234	3.72
WARM* after one to five years	2,216	2,236	3.88
WARM* after five to ten years	3,472	3,469	4.55
WARM* after ten to fifteen years	4,219	4,231	4.77
WARM* beyond fifteen years	6,658	6,533	5.22
Total mortgage-backed securities	16,799	16,703	4.77
SBA loan pool
Due within one year	17	18	8.80
Due after one to five years	230	231	4.63
Due after five to ten years	-	-	-
Due after ten to fifteen years	1,583	1,630	5.11
Total SBA loan pool	1,830	1,879	5.09

Preferred stocks	17	17	-
Total available-for-sale securities	$33,037	$32,997	4.64%

* - Weighted-Average Remaining Maturity

Loan Portfolio

General

The following table presents the Bank’s loan portfolio as of December 31, 2010, 2009, 2008, 2007, and 2006.

LOAN PORTFOLIO
(Dollars in thousands)

	December 31, 2010		December 31, 2009		December 31, 2008
	Balance	% Total Loans	Balance	% Total Loans	Balance	% Total Loans

Commercial, financial and agricultural *	$13,568	6.6%	$12,901	6.7%	$15,742	8.7%
Real estate – construction and land development	4,987	2.4	6,745	3.5	8,871	4.9
Real estate – residential	148,396	72.5	138,409	71.6	126,042	70.1
Real estate – commercial	31,294	15.3	28,721	14.9	22,962	12.8
Municipal	2,034	1.0	2,015	1.0	2,082	1.2
Consumer	4,512	2.2	4,474	2.3	4,125	2.3

Total loans	204,791	100.0%	193,265	100.0%	179,824	100.0%

Allowance for loan losses	(2,326)		(2,211)		(2,017)
Deferred costs, net	327		250		267

Net loans	$202,792		$191,304		$178,074

* - Includes term federal funds sold of $0 at 12/31/2010, $0 at 12/31/2009 and $2,000,000 at 12/31/2008.

	December 31, 2007		December 31, 2006
	Balance	% Total Loans	Balance	% Total Loans

Commercial, financial and agricultural *	$16,585	10.0%	$10,947	7.0%
Real estate – construction and land development	10,756	6.5	11,113	7.1
Real estate – residential	113,629	68.7	106,375	67.7
Real estate – commercial	15,135	9.1	15,974	10.2
Municipal	1,916	1.2	987	0.6
Consumer	7,427	4.5	11,582	7.4

Total loans	165,448	100.0%	156,978	100.0%

Allowance for loan losses	(1,925)		(1,698)
Deferred costs, net	242		233

Net loans	$163,765		$155,513

* - Includes term federal funds sold of $3,000,000 at 12/31/2007 and $0 at 12/31/2006.

The Bank’s commercial loans are made for the purpose of providing working capital, financing the purchase of equipment, or for other business purposes.  Such loans include loans with maturities ranging from thirty days to two years and “term loans,” which are loans with maturities normally ranging from one to ten years.  Short-term business loans are generally intended to finance current transactions and typically provide for periodic principal payments, with interest payable monthly.  Term loans normally provide for fixed or floating interest rates, with monthly payments of both principal and interest.

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

The Bank’s other real estate loans consist primarily of loans made based on the borrower’s cash flow and which are secured by deeds of trust on commercial and residential property to provide another source of repayment in the event of default.  It is the Bank’s policy to restrict real estate loans without credit enhancement to no more than 80% of the lower of the appraised value or the purchase price of the property depending on the type of property and its utilization.  The Bank offers both fixed and floating rate loans.  Maturities on such loans typically range from five to thirty years.  However, Small Business Administration (SBA) and certain other real estate loans easily sold in the secondary market are made for longer maturities.  The Bank has been designated an approved SBA lender.  The Bank’s SBA loans are categorized as commercial or real estate depending on the underlying collateral.  Also, the Bank has been approved as an originator of loans that can be sold to the Federal Home Loan Mortgage Corporation.

During the year ended December 31, 2010, there were 71 loans sold with a total principal balance of $14,706,700 resulting in a total gain for the Bank of $226,600. During the year ended December 31, 2009, there were 21 loans sold with a total principal balance of $4,718,800 resulting in a total gain for the Bank of approximately $59,000.  During 2008 there were no loans sold.  During the year ended December 31, 2007, the Bank sold one loan with total principal balance of approximately $268,000 resulting in a total net loss of $414 for the Bank.  During the year ended December 31, 2006, the Bank sold four loans with total principal balances of approximately $598,000 resulting in a total net gain of $3,977 for the Bank.

Consumer loans are made for the purpose of financing automobiles, various types of consumer goods, and other personal purposes.  Consumer loans generally provide for the monthly payment of principal and interest.  Most of the Bank’s consumer loans are secured by the personal property being purchased.

With certain exceptions, the Bank is permitted under applicable law to make related extensions of credit to any one borrowing entity up to 15% of the Bank’s capital and reserves.  An additional 10% is permitted under applicable law if the credit is fully secured by qualified collateral. The Bank sells participations in its loans when necessary to stay within lending limits.  As of December 31, 2010, these lending limits for the Bank were $3,606,713 and $6,011,188, respectively.

Loan Concentrations

The Bank does not have any significant concentrations in its loan portfolio by industry or group of industries.  As of December 31, 2010, approximately 71% of the Bank’s loans were secured by residential property located in Connecticut.  As of December 31, 2009, approximately 78% of the Bank’s loans were secured by such property.

Loan Portfolio Maturities and Interest Rate Sensitivity

 The following table summarizes the maturities and interest rate sensitivity of the Bank’s loan portfolio.

MATURITIES AND RATE SENSITIVITY OF LOANS
As of December 31, 2010
(In thousands)

	One Year or Less	Over One to Five Years	Over Five Years	Total

Commercial, financial and agricultural	$5,656	$7,912	$-	$13,568
Real estate - construction and land development	4,987	-	-	4,987
Real estate – residential	41,528	63,515	43,353	148,396
Real estate – commercial	26,379	2,393	2,522	31,294
Municipal	2,035	-	-	2,035
Consumer	1,868	2,644	-	4,512
Total loans	$82,453	$76,464	$45,875	$204,792

Loans with fixed interest rates	$23,748	$68,340	$44,877	$136,929

Loans with variable interest rates	58,705	8,160	998	67,863
Total loans	$82,453	$76,464	$45,875	$204,792

The following table sets forth the Bank’s loan commitments, standby letters of credit, and unadvanced portions of loans at December 31, 2010, 2009 and 2008.

LOAN COMMITMENTS AND STANDBY LETTERS OF CREDIT
(In thousands)

	12/31/10	12/31/09	12/31/08

Commitments to originate loans	$2,701	$1,498	$1,273
Standby letters of credit	233	337	337
Unadvanced portion of loans:
Construction	4,322	3,474	5,987
Commercial lines of credit	7,858	7,744	9,479
Consumer	735	701	715
Home equity lines of credit	24,120	24,232	22,894
Commercial real estate, land	-	-	-

Total	$39,969	$37,986	$40,685

Non-Performing Assets

Interest on performing loans is accrued and taken into income daily.  Loans over 90 days past due are deemed “non-performing” and are placed on a nonaccrual status, unless the loan is well collateralized and in the process of collection.  Interest received on nonaccrual loans is credited to income only upon receipt and in certain circumstances may be applied to principal until the loan has been repaid in full, at which time the interest received is credited to income.  The Bank had 19 nonaccrual loans with a balance of approximately $2,300,000 as of December 31, 2010, 21 nonaccrual loans with a balance of approximately $3,200,000 as of December 31, 2009, 12 nonaccrual loans with a balance of approximately $561,000 as of December 31, 2008, one nonaccrual loan with a balance of approximately $5,000 as of December 31, 2007 and one nonaccrual loan with a balance of approximately $78,000 as of December 31, 2006.  Gross interest that would have been recorded if the nonaccrual loans had been current was approximately $136,000 for the year ended December 31, 2010, $77,000 for the year ended December 31, 2009 and $26,000 for the year ended December 31, 2008.  For the years ended December 31, 2007 and 2006, respectively, the gross interest that would have been recorded if the nonaccrual loans had been current was immaterial.  The amount of interest on nonaccrual loans included in net income was approximately $61,000 for the year ended December 31, 2010, approximately $18,000 for the year ended December 31, 2009 and approximately $19,000 for the year ended December 31, 2008.  For the years ended December 31, 2007 and 2006, respectively, the amount of interest on nonaccrual loans included in net income was immaterial.  As of December 31, 2010, the Bank had no loans more than 90 days past due and still accruing interest.  As of December 31, 2009, the Bank had two loans with a balance of approximately $202,000 that were more than 90 days past due and still accruing interest.  The Bank had four loans with a balance of approximately $90,000 as of December 31, 2008 and one loan with a balance of approximately $1,000 as of December 31, 2007 that were more than 90 days past due and still accruing interest.  The Bank had no loans more than 90 days past due and still accruing interest as of year-end 2006.

When appropriate or necessary to protect the Bank’s interests, real estate taken as collateral on a loan may be taken by the Bank through foreclosure or a deed in lieu of foreclosure.  Real property acquired in this manner by the Bank is referred to as “other real estate owned” (“OREO”), and is carried on the books of the Bank as an asset, at the lesser of the Bank’s recorded investment or the fair value less estimated costs to sell.  As of December 31, 2010, there was $350,121 in OREO property held by the Bank.  As of December 31, 2009, 2008, 2007 and 2006, there was no OREO held by the Bank.

A loan whose terms have been modified due to financial difficulties of a borrower is reported as a troubled debt restructure (“TDR”).  All TDRs are placed on non-accrual status until the loan qualifies for return to accrual status. Loans qualify for return to accrual status once they have demonstrated performance with the restructured terms of the loan agreement for a minimum of six months.  The Bank had three TDR loans at December 31, 2010 with a balance of approximately $408,000.  The Bank had no TDR loans at December 31, 2009, 2008, 2007 and 2006.

The risk of nonpayment of loans is an inherent feature of the banking business.  That risk varies with the type and purpose of the loan, the collateral which is utilized to secure payment, and ultimately, the credit worthiness of the borrower.  In order to minimize this credit risk, the Bank requires that most loans be approved by at least two officers, one of whom must be an executive officer.  Commercial loans greater than $500,000, as well as other loans in certain circumstances, must be approved by the Loan Committee of the Bank’s Board of Directors.

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

There were fifty-two classified loans with a combined outstanding balance of $7,820,966 as of December 31, 2010, sixty-three classified loans with a combined outstanding balance of $9,382,436 as of December 31, 2009, forty-one classified loans with a combined outstanding balance of $ 5,944,355 as of December 31, 2008, twenty-four classified loans with a combined outstanding balance of $ 4,157,400 as of December 31, 2007 and eighteen classified loans with a combined outstanding balance of $2,168,600 as of December 31, 2006.

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

The following table summarizes the Bank’s loan loss experience, transactions in the allowance for loan losses, and certain prominent ratios at or for the years ended December 31, 2010, 2009, 2008, 2007, and 2006.

	At or For the Year Ended 12/31/10	At or For the Year Ended 12/31/09

ALLOWANCE FOR LOAN LOSSES
Balance at beginning of period	$2,211	$2,017
Charge-offs:
Commercial, financial and agricultural	(627)	(226)
Installment loans to individuals	(20)	(132)
Total charge-offs	(647)	(358)
Recoveries:
Commercial, financial and agricultural	1	3
Installment loans to individuals	6	2
Total recoveries	7	5

Net loans (charged-off) recovered	(640)	(353)
Provision for loan losses	755	547
Balance at end of period	$2,326	$2,211

BALANCES
Average total loans	$202,181	$184,089
Total loans at end of period	204,792	193,265

RATIOS
Allowance for loan losses to average loans	1.15%	1.20%
Allowance for loan losses to loans at end of period	1.14	1.14

	At or For the Year Ended 12/31/08	At or For the Year Ended 12/31/07

ALLOWANCE FOR LOAN LOSSES
Balance at beginning of period	$1,924	$1,698
Charge-offs:
Commercial, financial and agricultural	(130)	(3)
Installment loans to individuals	(229)	(21)
Total charge-offs	(359)	(24)
Recoveries:
Commercial, financial and agricultural	2	-
Installment loans to individuals	-	-
Total recoveries	2	-

Net loans (charged-off) recovered	(357)	(24)
Provision for loan losses	450	250
Balance at end of period	$2,017	$1,924

BALANCES
Average total loans	$173,168	$157,326
Total loans at end of period	179,824	165,448

RATIOS
Allowance for loan losses to average loans	1.17%	1.22%
Allowance for loan losses to loans at end of period	1.12	1.16

At or For the Year Ended 12/31/06
ALLOWANCE FOR LOAN LOSSES
Balance at beginning of period
Total charge-offs (installment loans to individuals)	$1,720
Total recoveries (installment loans to individuals)	(22)
Net loans (charged-off) recovered	-
Provision for loan losses	(22)
Balance at end of period	-
$1,698
BALANCES
Average total loans
Total loans at end of period	$151,822
156,978
RATIOS
RATIOS
Allowance for loan losses to average loans	1.12%
Allowance for loan losses to loans at end of period	1.08

The following table summarizes the allocation of the allowance for loan losses by loan type and the percent of loans in each category compared to total loans at December 31, 2010, 2009, 2008, 2007 and 2006.

ALLOCATION OF ALLOWANCE FOR LOAN LOSSES
(Dollars in thousands)

	December 31, 2010		December 31, 2009		December 31, 2008
	Allocation of Allowance	% of Loans by Category	Allocation of Allowance	% of Loans by Category	Allocation of Allowance	% of Loans by Category

Real estate - residential	$1,198	72.5%	$1,229	71.6%	$639	70.1%
Real estate - commercial	465	15.3	450	14.9	823	12.8
Real estate – construction and land development	68	2.4	106	3.5	77	4.9
Commercial, financial and agricultural	377	6.6	341	6.7	345	8.8
Municipal	34	1.0	38	1.0	33	1.2
Consumer	91	2.2	47	2.3	100	2.2
Unallocated	93	-	-	-	-	-

Total	$2,326	100.0%	$2,211	100.0%	$2,017	100.0%

	December 31, 2007		December 31, 2006
	Allocation of Allowance	% of Loans by Category	Allocation of Allowance	% of Loans by Category

Real estate - residential	$563	68.7%	$464	67.7%
Real estate - commercial	316	9.1	465	10.2
Real estate – construction and land development	464	6.5	212	7.1
Commercial, financial and agricultural	363	10.0	331	7.0
Municipal	31	1.2	9	0.6
Consumer	188	4.5	217	7.4

Total	$1,925	100.0%	$1,698	100.0%

Deposits

Deposits are the Bank’s primary source of funds.  At December 31, 2010, the Bank had a deposit mix of 34% checking, 37% savings, and 29% certificates of deposit.  Twenty-one percent of the total deposits of $269.3 million were noninterest bearing at December 31, 2010.  At December 31, 2009, the Bank had a deposit mix of 32% checking, 35% savings, and 33% certificates of deposit.  Seventeen percent of the total deposits of $250.4 million were noninterest bearing at December 31, 2009.  At December 31, 2010, $35.6 million of the Bank’s deposits were from public sources and at December 31, 2009, $28.7 million of the Bank’s deposits were from public sources.  The Bank’s net interest income is enhanced by its percentage of noninterest bearing deposits.

The Bank’s deposits are obtained from a cross-section of the communities it serves.  No material portion of the Bank’s deposits has been obtained from or is dependent upon any one person or industry.  The Bank’s business is not seasonal in nature.  The Bank accepts deposits in excess of $100,000 from customers.  Those deposits are priced to remain competitive.  Through the Certificate of Deposit Accounts Registry Service (CDARS) program, the Bank has brokered deposits of $7,700,879 as of December 31, 2010, and $5,344,781 as of December 31, 2009.

The Bank is not dependent upon funds from sources outside the United States and has not made loans to any foreign entities.

The following table summarizes the distribution of average deposits and the average annualized rates paid for the years ended December 31, 2010, 2009 and 2008.

AVERAGE DEPOSITS
(Dollars in thousands)

	For the Year Ended December 31, 2010		For the Year Ended December 31, 2009		For the Year Ended December 31, 2008
	Average Balance	Average Rate	Average Balance	Average Rate	Average Balance	Average Rate

Demand deposits	$47,618	0.00%	$37,484	0.00%	$34,963	0.00%
NOW deposits	35,729	0.11	32,670	0.11	29,990	0.15
Savings deposits	103,179	0.57	86,423	0.76	65,706	1.09
Time deposits	76,286	1.51	90,323	2.34	65,755	3.37

Total average deposits	$262,812	0.68%	$246,900	1.14%	$196,414	1.51%

The following table indicates the maturity schedule for the Bank’s time deposits of $100,000 or more as of December 31, 2010, 2009 and 2008.

SCHEDULED MATURITY OF TIME DEPOSITS OF $100,000 OR MORE
(Dollars in thousands)

	December 31, 2010		December 31, 2009		December 31, 2008
	Balance	% of Total	Balance	% of Total	Balance	% of Total

Three months or less	$12,126	37.6%	$14,342	41.4%	$21,148	62.6%
Over three through six months	6,166	19.1	6,984	20.1	5,180	15.4
Over six through twelve months	3,277	10.2	5,983	17.2	3,923	11.6
Over twelve months	10,673	33.1	7,369	21.3	3,503	10.4

Total Time Deposits	$32,242	100.0%	$34,678	100.0%	$33,754	100.0%

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

To meet liquidity needs, the Bank maintains a portion of its funds in cash deposits in other banks, federal funds sold, and available-for-sale securities.  As of December 31, 2010, the Bank’s liquidity ratio was 22%, defined as the sum of $2.8 million in federal funds sold, $29.7 million in available-for-sale securities at fair value, and $28.1 million in cash and due from banks and interest-bearing deposits at the Federal Home Loan Bank and Federal Reserve Bank, as a percentage of total deposits.  As of December 31, 2009, the Bank’s liquidity ratio was 22%, defined as the sum of $2.4 million in federal funds sold, $39 million in available-for-sale securities at fair value, and $13.3 million in cash and due from banks and interest-bearing deposits at the Federal Home Loan Bank and Federal Reserve Bank, as a percentage of total deposits.

The careful planning of asset and liability maturities, and the matching of interest rates to correspond with these maturities, is an integral part of the active management of an institution’s net yield.  To the extent maturities of assets and liabilities do not match in a changing interest rate environment, net yields may be affected.  Even with perfectly matched repricing of assets and liabilities, risks remain in the form of prepayment of assets, timing lags in adjusting certain assets and liabilities that have varying sensitivities to market interest rates, and basis risk.  In its overall attempt to match assets and liabilities, Management takes into account rates and maturities to be offered in connection with its time deposits and variable interest rates charged on its loans.  The Bank has generally been able to control its exposure to changing interest rates by maintaining shorter-term investments and offering floating interest rate loans and a majority of its time deposits at relatively short maturities.

The table below sets forth the interest rate sensitivity of the Bank’s interest-sensitive assets and interest-sensitive liabilities as of December 31, 2010, 2009 and 2008, using the interest rate sensitivity gap ratio.  For the purposes of the following table, an asset or liability is considered rate-sensitive within a specified period when it can be repriced or matures within its contractual terms.

INTEREST RATE SENSITIVITY
(Dollars in thousands)

	December 31, 2010
	Due within Three Months	Due in Three to Twelve Months	Due after One Year to Five Years	Due after Five Years	Total
Rate sensitive assets
Federal funds sold and overnight deposits	$2,787	$-	$-	$-	$2,787
Available-for-sale securities	2,109	13,541	16,409	14,230	46,289
Total loans	62,256	20,195	76,464	45,876	204,791
Total	$67,152	$33,736	$92,873	$60,106	$253,867

Rate sensitive liabilities
NOW deposits	$1,800	$-	$-	$34,190	$35,990
Savings deposits	69,053	-	-	31,165	100,218
Time deposits	23,508	32,156	22,068	-	77,732
Securities sold under agreements to repurchase	3,235	-	-	-	3,235
Total	$97,596	$32,156	$22,068	$65,355	$217,175

Interest rate sensitivity gap	(30,444)	1,580	70,805	(5,249)	$36,692
Cumulative gap	$(30,444)	$(28,864)	$41,941	$36,692

Cumulative gap ratio to total assets	(10)%	(10)%	14%	12%

	December 31, 2009
	Due within Three Months	Due in Three to Twelve Months	Due after One Year to Five Years	Due after Five Years	Total
Rate sensitive assets
Federal funds sold and overnight deposits	$4,916	$-	$-	$-	$4,916
Available-for-sale securities	5,334	15,943	18,458	10,276	50,011
Total loans	60,116	22,411	68,026	42,712	193,265
Total	$70,366	$38,354	$86,484	$52,988	$248,192

Rate sensitive liabilities
NOW deposits	$1,751	$-	$-	$33,262	$35,013
Savings deposits	59,814	-	-	29,655	89,469
Time deposits	26,534	38,805	16,738	-	82,077
Securities sold under agreements to repurchase	913	-	-	-	913
Total	$89,012	$38,805	$16,738	$62,917	$207,472

Interest rate sensitivity gap	(18,646)	(451)	69,746	(9,929)	$40,720
Cumulative gap	$(18, 646)	$(19,097)	$50,649	$40,720

Cumulative gap ratio to total assets	(7)%	(7)%	19%	15%

INTEREST RATE SENSITIVITY (Dollars in thousands)

	December 31, 2008
	Due within Three Months	Due in Three to Twelve Months	Due after One Year to Five Years	Due after Five Years	Total
Rate sensitive assets
Federal funds sold and overnight deposits	$3,800	$-	$-	$-	$3,800
Available-for-sale securities	1,099	1,872	13,206	16,820	32,997
Total loans	58,283	14,914	69,182	37,445	179,824
Total	$63,182	$16,786	$82,388	$54,265	$216,621

Rate sensitive liabilities
NOW deposits	$1,608	$-	$-	$30,549	$32,157
Savings deposits	41,121	-	-	24,986	66,107
Time deposits	44,349	29,977	10,001	-	84,327
Borrowings	1,000			-	1,000
Securities sold under agreements to
repurchase	577	-	-	-	577
Total	$88,655	$29,977	$10,001	$55,535	$184,168

Interest rate sensitivity gap	(25,473)	$(13,191)	$72,387	$(1,270)	$32,453
Cumulative gap	$(25,473)	$(38,664)	$33,723	$32,453

Cumulative gap ratio to total assets	(11)%	(16)%	14%	13%

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

The Company’s Executive Committee meets at least quarterly to monitor the Bank’s investments and liquidity needs and to oversee its asset-liability management.  Between meetings of the Executive Committee, management oversees the Bank’s liquidity.

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

To be considered “adequately capitalized,” an institution must generally have a leverage ratio of at least 4%, a Tier 1 capital to risk-weighted assets ratio of at least 4%, and total Tier 1 and Tier 2 capital to risk-weighted assets ratio of at least 8%.  As of December 31, 2010, the most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as well capitalized under the regulatory framework for prompt corrective action.  To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the table below.  There are no conditions that Management believes have changed the Bank’s category.

At December 31, 2010, 2009 and 2008, the Bank’s capital exceeded all minimum regulatory requirements and the Bank was considered to be “well capitalized” as defined in the regulations issued by the FDIC.

CAPITAL RATIOS

	Actual 12/31/10	Actual 12/31/09	Actual 12/31/08	Minimum Regulatory Requirements	Well- Capitalized
Bank:
Total capital (to risk weighted assets)	12.66%	13.97%	12.13%	8.00%	10.00%
Tier 1 capital (to risk weighted assets)	11.41%	12.71%	10.88%	4.00%	6.00%
Tier 1 capital (to average assets)	7.00%	7.35%	7.00%	4.00%	5.00%

Inflation

The impact of inflation on a financial institution can differ significantly from that exerted on other companies.  Banks, as financial intermediaries, have many assets and liabilities that may move in concert with inflation both as to interest rates and value.  This is especially true for entities, such as the Bank, with a high percentage of interest rate sensitive assets and liabilities.  A bank can reduce the impact of inflation if it can manage its interest rate sensitivity position.  The Bank attempts to structure its mix of financial instruments and manage its interest rate sensitivity position in order to minimize the potential adverse effects of inflation or other market forces on its net interest income and therefore its earnings and capital.

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

Options Outstanding

The Company previously issued options to purchase shares of its common stock under the SBT Bancorp 1998 Stock Plan.  As of March 18, 2011, there are options outstanding to purchase an aggregate of 43,311 shares of the Company’s authorized but unissued common stock at prices ranging between $15.65 and $31.50 per share.  Such options will expire between the years 2012 and 2017.   The SBT Bancorp 1998 Stock Plan expired in March 2008.  Accordingly, there were no options available to be granted during the year ended December 31, 2010 to the Company’s named executives or any other employees.

The following table sets forth the total number of securities authorized for issuance under equity compensation plans as of December 31, 2010.

	Number of securities to be issued upon exercise of outstanding options (a)	Weighted-average exercise price of outstanding options (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	49,875	$30.21	0
Equity compensation plans not approved by security holders	0	0	0
Total	49,875	$30.21	0

The Board of Directors and Stockholders
SBT Bancorp, Inc.
Simsbury, Connecticut

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have audited the accompanying consolidated balance sheets of SBT Bancorp, Inc. and Subsidiary as of December 31, 2010 and 2009 and the related consolidated statements of income, changes in stockholders' equity and cash flows for the years then ended.  These consolidated financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of SBT Bancorp, Inc. and Subsidiary as of December 31, 2010 and 2009 and the consolidated results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/
SHATSWELL, MacLEOD & COMPANY, P.C.

West Peabody, Massachusetts March 16, 2011

SBT BANCORP, INC. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

December 31, 2010 and 2009

ASSETS	2010	2009
Cash and due from banks	$7,164,252	$8,212,425
Interest-bearing deposits with the Federal Reserve Bank
and Federal Home Loan Bank	12,577,125	5,108,273
Money market mutual funds	8,342,967	1,352,711
Federal funds sold	2,787,000	2,416,000
Cash and cash equivalents	30,871,344	17,089,409
Interest-bearing time deposits with other banks	5,963,426	5,488,037
Investments in available-for-sale securities (at fair value)	46,289,197	50,011,316
Federal Home Loan Bank stock, at cost	659,600	630,700

Loans	205,118,164	193,514,820
Less allowance for loan losses	2,325,687	2,211,301
Loans, net	202,792,477	191,303,519

Premises and equipment	561,713	684,294
Accrued interest receivable	904,896	977,350
Other real estate owned	350,121	-
Bank owned life insurance	4,013,099	3,846,083
Other assets	3,160,718	3,707,865
Total assets	$295,566,591	$273,738,573

LIABILITIES AND STOCKHOLDERS' EQUITY
Deposits:
Demand deposits	$55,338,463	$43,886,928
Savings and NOW deposits	136,208,224	124,482,134
Time deposits	77,732,339	82,076,620
Total deposits	269,279,026	250,445,682
Securities sold under agreements to repurchase	3,235,083	912,849
Other liabilities	1,085,121	968,464
Total liabilities	273,599,230	252,326,995
Stockholders' equity:
Preferred stock, fixed rate cumulative perpetual, Series A, no par;
4,000 shares issued in 2009; liquidation value of $1,000 per share	3,850,500	3,804,500
Preferred stock, fixed rate cumulative perpetual, Series B, no par;
200 shares issued in 2009; liquidation value of $1,000 per share	219,500	225,500
Common stock, no par value; authorized 2,000,000 shares; issued
and outstanding 864,976 shares on 2010 and 2009	9,381,535	9,372,068
Retained earnings	8,255,217	7,781,696
Accumulated other comprehensive income	260,609	227,814
Total stockholders' equity	21,967,361	21,411,578
Total liabilities and stockholders' equity	$295,566,591	$273,738,573

The accompanying notes are an integral part of these consolidated financial statements.

SBT BANCORP, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF INCOME

Years Ended December 31, 2010 and 2009

	2010	2009
Interest and dividend income:
Interest and fees on loans	$10,251,583	$9,821,472
Interest on debt securities:
Taxable	1,315,932	1,596,380
Tax-exempt	455,493	348,612
Other interest	31,849	25,399
Total interest and dividend income	12,054,857	11,791,863
Interest expense:
Interest on deposits	1,773,383	2,807,793
Interest on Federal Home Loan Bank advances	175	7,309
Interest on securities sold under agreements to repurchase	39,970	8,292
Total interest expense	1,813,528	2,823,394
Net interest and dividend income	10,241,329	8,968,469
Provision for loan losses	755,000	547,000
Net interest and dividend income after provision for loan losses	9,486,329	8,421,469
Noninterest income:
Service charges on deposit accounts	523,770	544,054
Gain on sales and calls of available-for-sale securities	-	39,491
Gain on sale of mortgages	226,580	58,928
Investment services fees and commissions	114,046	100,910
Other service charges and fees	644,351	562,036
Increase in cash surrender value of life insurance policies	167,016	142,390
Other income	101,218	74,211
Total noninterest income	1,776,981	1,522,020
Noninterest expense:
Salaries and employee benefits	4,818,836	4,165,247
Occupancy expense	1,133,024	1,128,436
Equipment expense	287,414	349,935
Professional fees	722,772	513,000
Advertising and promotions	407,944	398,365
Forms and supplies	146,103	185,882
Correspondent charges	290,468	272,475
FDIC assessment	402,837	516,200
Postage	97,779	103,912
Directors’ fees	146,233	132,000
Data processing	394,585	364,921
Other expense	906,512	867,112
Total noninterest expense	9,754,507	8,997,485
Income before income tax expense	1,508,803	946,004
Income tax expense	362,094	227,713
Net income	$1,146,709	$718,291
Net income available to common stockholders	$888,709	$522,369

Earnings per common share	$1.03	$0.60
Earnings per common share, assuming dilution	$1.03	$0.60

The accompanying notes are an integral part of these consolidated financial statements.

SBT BANCORP, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

Years Ended December 31, 2010 and 2009

					Accumulated
					Other
	Preferred Stock		Common	Retained	Comprehensive
	Series A	Series B	Stock	Earnings	Income (Loss)	Total
Balance, December 31, 2008	$-	$-	$9,328,313	$7,542,863	$(24,527)	$16,846,649
Comprehensive income:
Net income	-	-	-	718,291	-	-
Net change in unrealized holding loss on available-for-sale
securities, net of tax effect	-	-	-	-	252,341	-
Comprehensive income	-	-	-	-	-	970,632
Preferred stock issuance	3,770,000	230,000	-	-	-	4,000,000
Preferred stock dividends	-	-	-	(138,067)	-	(138,067)
Preferred stock amortization (accretion)	34,500	(4,500)	-	(30,000)	-	-
Stock based compensation	-	-	43,755	-	-	43,755
Dividends declared common stock ($0.36 per share)	-	-	-	(311,391)	-	(311,391)
Balance, December 31, 2009	3,804,500	225,500	9,372,068	7,781,696	227,814	21,411,578
Comprehensive income:
Net income	-	-	-	1,146,709	-	-
Net change in unrealized holding gain on available-for-sale
securities, net of tax effect	-	-	-	-	32,795	-
Comprehensive income						1,179,504
Preferred stock dividends	-	-	-	(218,000)	-	(218,000)
Preferred stock amortization (accretion)	46,000	(6,000)	-	(40,000)	-	-
Stock based compensation	-	-	9,467	-	-	9,467
Dividends declared common stock ($0.48 per share)	-	-	-	(415,188)	-	(415,188)
Balance, December 31, 2010	$3,850,500	$219,500	$9,381,535	$8,255,217	$260,609	$21,967,361

Reclassification disclosure for the years ended December 31:
				2010	2009
Net unrealized holding gains on available-for-sale securities				$53,719	$452,826
Reclassification adjustment for realized gains losses in net income				-	(39,491)
Other comprehensive income before income tax effect				53,719	413,335
Income tax expense				(20,924)	(160,994)
Other comprehensive income, net of tax				$32,795	$252,341

Accumulated other comprehensive income as of December 31, 2010 and 2009 consists of net unrealized holding gains on available-for-sale securities, net of taxes.

The accompanying notes are an integral part of these consolidated financial statements.

SBT BANCORP, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended December 31, 2010 and 2009

	2010	2009
Cash flows from operating activities:
Net income	$1,146,709	$718,291
Adjustments to reconcile net income to net cash provided (used in) by operating activities:
Interest capitalized on interest-bearing time deposits with other banks	(189,772)	(167,603)
Amortization of securities, net	192,264	141,845
Gain on sales and calls of available-for-sale securities, net	-	(39,491)
Change in deferred loan costs, net	(76,917)	16,589
Provision for loan losses	755,000	547,000
Depreciation and amortization	229,536	265,282
Accretion on impairment of operating lease	(44,246)	(44,246)
Decrease (increase) in other assets	363,274	(1,443,200)
Decrease (increase) in interest receivable	72,454	(141,791)
Decrease in taxes receivable	164,094	120,466
Increase in cash surrender value of bank owned life insurance	(167,016)	(142,390)
Stock based compensation	9,467	43,755
Increase (decrease) in other liabilities	159,936	(437,389)
Increase (decrease) in interest payable	967	(3,670)
Deferred tax benefit	-	(17,753)

Net cash (used in) provided by operating activities	2,615,750	(584,305)

Cash flows from investing activities:
Purchases of interest-bearing time deposits with other banks	(285,617)	(3,000,000)
Proceeds from maturities of interest-bearing time deposits with other banks	-	5,000,000
Purchases of available-for-sale securities	(18,775,486)	(31,867,586)
Proceeds from sales of available-for-sale securities	-	1,170,316
Proceeds from maturities of available-for-sale securities	22,359,060	13,994,247
Loan originations and principal collections, net	(10,011,392)	(1,565,172)
Loans purchased	(2,511,917)	(12,233,431)
Recoveries of loans previously charged off	6,147	5,253
Capital expenditures	(108,100)	(118,348)
Purchase of life insurance policies	-	(2,500,000)
Purchases of Federal Home Loan Bank stock	(28,900)	-

Net cash used in investing activities	(9,356,205)	(31,114,721)

Cash flows from financing activities:
Net increase in demand deposits, NOW and savings accounts	23,177,625	31,816,986
Decrease in time deposits	(4,344,281)	(2,250,421)
Payment of long-term advances from Federal Home Loan Bank	-	(1,000,000)
Net increase in securities sold under agreements to repurchase	2,322,234	335,916
Proceeds from issuance of preferred stock	-	4,000,000
Dividends paid - preferred stock	(218,000)	(138,067)
Dividends paid - common stock	(415,188)	(311,391)

Net cash provided by financing activities	20,522,390	32,453,023
Net increase in cash and cash equivalents	13,781,935	753,997
Cash and cash equivalents at beginning of year	17,089,409	16,335,412
Cash and cash equivalents at end of year	$30,871,344	$17,089,409

Supplemental disclosures:
Interest paid	$1,812,561	$2,827,064
Income taxes paid	198,000	125,000
Loans transferred to other real estate owned	350,121	-

SBT BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2010 and 2009

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

BASIS OF PRESENTATION:

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary the Bank and the Bank’s wholly-owned subsidiaries, SBT Investment Services, Inc. and NERE Holdings, Inc.  SBT Investment Services, Inc. was established solely for the purpose of providing investment products, financial advice and services to its clients and the community.  NERE Holdings, Inc. was established to hold real estate. All significant intercompany accounts and transactions have been eliminated in the consolidation.

CASH AND CASH EQUIVALENTS:

For purposes of reporting cash flows, cash and cash equivalents include cash on hand, cash items, due from banks, Federal Home Loan Bank interest-bearing demand and overnight deposits, Federal Reserve Bank interest-bearing demand deposits, money market mutual funds and federal funds sold.

Cash and due from banks as of December 31, 2010 and 2009 includes $4,070,000 and $3,127,000, respectively, which is subject to withdrawals and usage restrictions to satisfy the reserve requirements of the Federal Reserve Bank of Boston and Bankers’ Bank Northeast.

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

As a member of the Federal Home Loan Bank (FHLB), the Company is required to invest in $100 par value stock of FHLB.  The FHLB capital structure mandates that members must own stock as determined by their Total Stock Investment Requirement which is the sum of a member’s Membership Stock Investment Requirement and Activity-Based Stock Investment Requirement.  The Membership Stock Investment Requirement is calculated as 0.35% of member’s Stock Investment Base, subject to a minimum investment of $10,000 and a maximum investment of $25,000,000.  The Stock Investment Base is an amount calculated based on certain assets held by a member that are reflected on call reports submitted to applicable regulatory authorities.  The Activity-Based Stock Investment Requirement is calculated as 4.5% of a member’s outstanding principal balances of FHLB advances plus a percentage of advance commitments, 4.5% of standby letters of credit issued by the FHLB and 4.5% of the value of intermediated derivative contracts.  Management evaluates the Company’s investment in FHLB of Boston stock for other-than-temporary impairment at least on a quarterly basis and more frequently when economic or market conditions warrant such evaluation.  Based on its most recent analysis of the FHLB of Boston as of December 31, 2010 management deems its investment in FHLB of Boston stock to be not other-than-temporarily impaired.

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

The Company has certain lending policies and procedures in place that are designed to maximize loan income with an acceptable level of risk.  Management reviews and approves these policies and procedures on an annual basis.  A reporting system is in place which provides management with frequent reports related to loan quality, loan production, loan delinquencies and non-performing or potential problem loans.

Commercial and industrial loans are underwritten after evaluating historical and projected profitability and cash flow to determine the borrower’s ability to repay their obligation as agreed.  Underwriting standards are designed to promote relationship banking rather than transactional banking.  Commercial and industrial loans are made primarily based on the identified cash flow of the borrower and secondarily on the underlying collateral supporting the loan facility.  The cash flow of the borrower may not be as expected and the collateral supporting the loan may fluctuate in value.  Most commercial and industrial loans are secured by the assets being financed or other business assets such as accounts receivable and inventory and may incorporate a personal guarantee. Some loans may be made on an unsecured basis.  In the case of loans secured by accounts receivable, the availability of funds for the repayment of these loans may be substantially dependent upon the ability of the borrower to collect amounts due from its customers.

Commercial real estate loans are subject to the underwriting standards and processes similar to commercial and industrial loans, in addition to those underwriting standards for real estate loans.  These loans are viewed primarily as cash flow dependent and secondarily as loans secured by real estate.  Commercial real estate lending typically involves higher principal balances and longer repayment periods.  Repayment of these loans is generally dependent upon the successful operation of the property securing the loan or the principal business conducted on the property securing the loan.  Commercial real estate loans may be adversely affected by conditions in the real estate markets or the economy in general.  The properties securing the Company’s commercial real estate portfolio are diverse in terms of type and geographic location.  This diversification reduces the exposure to adverse economic conditions that affect any single market or industry.  Management monitors and evaluates commercial real estate loans based on collateral, geography and risk-rating criteria.  The Company also utilizes third-party experts to provide environmental and market valuations, in addition to economic conditions and trends within a specific industry.  The Company also tracks the level of owner occupied commercial real estate loans within its commercial real estate portfolio.  At December 31, 2010, approximately 78.3% of the outstanding principal balance of the Company’s commercial real estate loans were secured by owner-occupied properties.

With respect to land developers and builders that are secured by non-owner-occupied properties that the Company may originate from time to time, the Company generally requires that the borrower have a proven record of success.  Construction loans are underwritten based upon a financial analysis of the developers and property owners and construction cost estimates, in addition to independent appraisal valuations.  These loans will rely on the value associated with the project upon completion.  These cost and valuation estimates may be inaccurate.  Construction loans generally involve the disbursement of substantial funds over a short period of time with repayment substantially dependent upon the success of the completed project.  Sources of repayment of these loans would be permanent financing upon completion or sales of developed property.  These loans are closely monitored by onsite inspections and are considered to be of a higher risk than other real estate loans due to their ultimate repayment being sensitive to general economic conditions, availability of long-term financing, interest rate sensitivity, and governmental regulation of real property.

The Company originates consumer loans utilizing a computer-based credit-scoring analysis to supplement the underwriting process.  To monitor and manage consumer loan risk, policies and procedures are developed and modified, as needed, jointly by staff and management.  This continual review, coupled with the high volume of borrowers of smaller dollar loans, minimizes risk.  Additionally, trend and outlook reports are reviewed by management on a regular basis.  Underwriting standards for home equity loans are heavily influenced by regulatory requirements, which include but are not limited to a maximum loan-to-value of 75%, collection remedies, the number of such loans that a borrower can have at one time, and documentation requirements.

The Company engages an independent loan review firm that reviews and validates the credit risk program on a periodic basis.  Results of these reviews are presented to management and the Board of Directors.  The loan review process complements and reinforces the risk identification process and assessment decisions made by the relationship managers and credit officer, as well as the Company’s policies and procedures.

ALLOWANCE FOR LOAN LOSSES:

The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings.  Loan losses are charged against the allowance when management believes the uncollectability of a loan balance is confirmed.  Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management’s periodic review of the collectability of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower’s ability to repay, estimated value of any underlying collateral and prevailing economic conditions.  This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

General component:

The general component of the allowance for loan losses is based on historical loss experience adjusted for qualitative factors stratified by the following loan segments:  residential real estate, commercial real estate, construction, commercial and consumer.  Management uses a rolling average of historical losses based on a time frame appropriate to capture relevant loss data for each loan segment.  This historical loss factor is adjusted for the following qualitative factors:  levels/trends in delinquencies; trends in volume and terms of loans; effects of changes in risk selection and underwriting standards and other changes in lending policies, procedures and practices; experience/ability/depth of lending management and staff; and national and local economic trends and conditions.  There were no changes in the Company’s policies or methodology pertaining to the general component of the allowance for loan losses during 2010.

The qualitative factors are determined based on the various risk characteristics of each loan segment.  Risk characteristics relevant to each portfolio segment are as follows:

Residential real estate:  The Company generally does not originate loans with a loan-to-value ratio greater than 80 percent without obtaining private mortgage insurance for any amounts over 80% and does not grant subprime loans.  All loans in this segment are collateralized by owner-occupied residential real estate and repayment is dependent on the credit quality of the individual borrower.  The overall health of the economy, including unemployment rates and housing prices, will have an effect on the credit quality in this segment.

Commercial real estate:  Loans in this segment are primarily income-producing properties throughout the Farmington Valley in Connecticut.  The underlying cash flows generated by the properties are adversely impacted by a downturn in the economy as evidenced by increased vacancy rates, which in turn will, have an effect on the credit quality in this segment.  Management periodically obtains rent rolls annually and continually monitors the cash flows of these loans.

Construction loans:  Loans in this segment primarily include speculative real estate development loans for which payment is derived from sale of the property.  Credit risk is affected by cost overruns, time to sell at an adequate price, and market conditions.

Commercial loans:  Loans in this segment are made to businesses and are generally secured by assets of the business.  Repayment is expected from the cash flows of the business.  A weakened economy, and resultant decreased consumer spending, will have an effect on the credit quality in this segment.

Consumer loans:  Loans in this segment are generally unsecured and repayment is dependent on the credit quality of the individual borrower.

Allocated component:

The allocated component relates to loans that are classified as impaired.  Impairment is measured on a loan-by-loan basis for commercial, commercial real estate and construction loans by either the present value of expected future cash flows discounted at the loan’s effective interest rate or the fair value of the collateral if the loan is collateral dependent.  An allowance is established when the discounted cash flows (or collateral value) of the impaired loan is lower than the carrying value of that loan.  Large groups of smaller balance homogeneous loans are collectively evaluated for impairment.  Accordingly, the Company does not separately identify individual consumer and residential real estate loans for impairment disclosures, unless such loans are subject to a troubled debt restructuring agreement.

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

The Company periodically may agree to modify the contractual terms of loans.  When a loan is modified and a concession is made to a borrower experiencing financial difficulty, the modification is considered a troubled debt restructuring ("TDR").  All TDRs are initially classified as impaired.

Unallocated component:

An unallocated component is maintained to cover uncertainties that could affect management’s estimate of probable losses.  The unallocated component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating allocated and general reserves in the portfolio.

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

OTHER REAL ESTATE OWNED AND IN-SUBSTANCE FORECLOSURES:

Other real estate owned includes properties acquired through foreclosures and properties classified as in-substance foreclosures in accordance with ASC 310-40, “Receivables – Troubled Debt Restructuring by Creditors.”  These properties are carried at the lower of cost or estimated fair value less estimated costs to sell.  Any writedown from cost to estimated fair value required at the time of foreclosure or classification as in-substance foreclosure is charged to the allowance for loan losses.  Expenses incurred in connection with maintaining these assets, subsequent writedowns, and gains or losses recognized upon sale are included in other expense.

In accordance with ASC 310-10-35, “Receivables – Overall – Subsequent Measurements,” the Company classifies loans as in-substance repossessed or foreclosed if the Company receives physical possession of the debtor’s assets regardless of whether formal foreclosure proceedings take place.

FAIR VALUES OF FINANCIAL INSTRUMENTS:

ASC 825,“ Financial Instruments,” requires that the Company disclose estimated fair values for its financial instruments.  Fair value methods and assumptions used by the Company in estimating its fair value disclosures are as follows:

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

STOCK BASED COMPENSATION:

At December 31, 2010, the Company has a stock-based employee compensation plan which is described more fully in Note 17.  The Company accounts for the plan under ASC 718-10, “Compensation – Stock Compensation – Overall.”  During the years ended December 31, 2010 and 2009, $9,467 and $43,755, respectively, in stock-based employee compensation was recognized.

EARNINGS PER SHARE:

Basic earnings per share excludes dilution and is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period.  Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity.

RECENT ACCOUNTING PRONOUNCEMENTS:

In March 2010, the FASB issued ASU 2010-11, “Scope Exception Related to Embedded Credit Derivatives.”  The ASU clarifies that certain embedded derivatives, such as those contained in certain securitizations, CDOs and structured notes, should be considered embedded credit derivatives subject to potential bifurcation and separate fair value accounting.  The ASU allows any beneficial interest issued by a securitization vehicle to be accounted for under the fair value option at transition.  At transition, the Company may elect to reclassify various debt securities (on an instrument-by-instrument basis) from held-to-maturity (HTM) or available-for-sale (AFS) to trading.  The new rules are effective July 1, 2010.  This ASU did not have a significant impact on the Company’s financial condition or results of operation.

In January 2010, the FASB issued ASU 2010-06, “Improving Disclosures about Fair Value Measurements.”  The ASU requires disclosing the amounts of significant transfers in and out of Level 1 and 2 of the fair value hierarchy and describing the reasons for the transfers.  The disclosures are effective for reporting periods beginning after December 15, 2009.  The Company adopted ASU 2010-06 as of January 1, 2010.  The required disclosures are included in Note 11.  Additionally, disclosures of the gross purchases, sales, issuances and settlements activity in the Level 3 of the fair value measurement hierarchy will be required for fiscal years beginning after December 15, 2010.

In April 2010, the FASB issued ASU 2010-18, “Effect of a Loan Modification When the Loan is Part of a Pool That is Accounted for as a Single Asset.”  As a result of this ASU, modifications of loans that are accounted for within a pool under Subtopic 310-30 do not result in the removal of those loans from the pool even if the modification of those loans would otherwise be considered a troubled debt restructuring.  An entity will continue to be required to consider whether the pool of assets in which the loan is included is impaired if expected cash flows for the pool change.  The amendments in this ASU are effective for modifications of loans accounted for within pools under Subtopic 310-30 occurring in the first interim or annual period ending on or after July 15, 2010.  The amendments are to be applied prospectively.  Early application is permitted.

In July 2010, the FASB issued ASU 2010-20, “Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses.”  This ASU is created to provide financial statement users with greater transparency about an entity’s allowance for credit losses and the credit quality of its financing receivables.  This ASU is intended to provide additional information to assist financial statement users in assessing the entity’s credit risk exposures and evaluating the adequacy of its allowance for credit losses.  The amendments in this ASU are effective for public entities as of the end of a reporting period for interim and annual reporting periods ending on or after December 15, 2010.  The disclosures about activity that occurs during a reporting period are effective for interim and annual reporting periods beginning on or after December 15, 2010.  For nonpublic entities, the disclosures are effective for annual reporting periods ending on or after December 15, 2011.

In December 2010, the FASB issued ASU 2010-28, “Intangibles - Goodwill and Other.”  This ASU is to addresses when to perform step 2 of the goodwill impairment test for reporting units with zero or negative carrying amounts.  For public entities, the amendments in this ASU are effective for fiscal years, and interim periods beginning after December 15, 2010.  For nonpublic entities, the amendments are effective for fiscal years and interim periods beginning after December 15, 2011.

In December 2010, the FASB issued ASU 2010-29, “Disclosure of Supplementary Pro Forma Information for Business Combinations.”  This ASU addresses diversity in practice about the interpretation of the pro forma revenue and earnings disclosure requirements for business combinations.  This ASU is effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010.

NOTE 3 - INVESTMENTS IN AVAILABLE-FOR-SALE SECURITIES

Debt and equity securities have been classified in the consolidated balance sheets according to management’s intent.  The amortized cost of securities and their approximate fair values are as follows as of December 31:

	Amortized Cost Basis	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
December 31, 2010:
Debt securities issued by the U.S. Treasury and other U.S. government corporations and agencies	$10,749,626	$76,693	$35,297	$10,791,022
Obligations of states and municipalities	11,607,144	94,764	135,763	11,566,145
Corporate debt securities	1,003,447	21,281	2,633	1,022,095
Mortgage-backed securities	21,026,171	453,027	172,085	21,307,113
SBA loan pools	1,459,431	108,893	-	1,568,324
U.S. government sponsored enterprises perpetual/callable preferred stocks	16,500	17,998	-	34,498
Marketable equity securities	8,342,967	-	-	8,342,967
	54,205,286	772,656	345,778	54,632,164
Money market mutual funds included in cash and cash equivalents	(8,342,967)	-	-	(8,342,967)
Total available-for-sale securities	$45,862,319	$772,656	$345,778	$46,289,197

	Amortized Cost Basis	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
December 31, 2009:
Debt securities issued by the U.S. Treasury and other U.S. government corporations and agencies	$15,723,378	$56,246	$12,563	$15,767,061
Obligations of states and municipalities	9,977,623	159,024	34,238	10,102,409
Corporate debt securities	508,673	27,012	-	535,685
Mortgage-backed securities	21,772,298	322,668	253,165	21,841,801
SBA loan pools	1,639,685	67,480	-	1,707,165
U.S. government sponsored enterprises perpetual/callable preferred stocks	16,500	40,695	-	57,195
Marketable equity securities	1,352,711	-	-	1,352,711
	50,990,868	673,125	299,966	51,364,027
Money market mutual funds included in cash and cash equivalents	(1,352,711)	-	-	(1,352,711)
Total available-for-sale securities	$49,638,157	$673,125	$299,966	$50,011,316

The scheduled maturities of securities were as follows as of December 31, 2010:

Fair Value
Due within one year	$497,536
Due after one year through five years	12,319,807
Due after five years through ten years	3,486,090
Due after ten years	7,110,327
SBA loan pools	1,568,324
Mortgage-backed securities	21,307,113
$46,289,197

There were no sales of available-for-sale securities during the year ended December 31, 2010.  During 2009, proceeds from sales of available-for-sale securities amounted to $1,170,316.  Gross realized gains on those sales amounted to $39,491.  The tax benefit applicable to these gross realized gains amounted to $15,382.

There were no securities of issuers whose aggregate carrying amount exceeded 10% of stockholders’ equity as of December 31, 2010.

As of December 31, 2010 and 2009, the total carrying amounts of securities pledged for securities sold under agreements to repurchase and public deposits were $16,587,463 and $11,037,829, respectively.

The aggregate fair value and unrealized losses of securities that have been in a continuous unrealized loss position for less than twelve months and for twelve months or more, and are not other than temporarily impaired, are as follows:

	Less than 12 Months		12 Months or Longer		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
December 31, 2010:
Debt securities issued by the U.S. Treasury and other U.S. government corporations and agencies	$5,214,703	$35,297	$-	$-	$5,214,703	$35,297
Obligations of states and municipalities	3,759,853	135,763	-	-	3,759,853	135,763
Corporate debt securities	496,130	2,633	-	-	496,130	2,633
Mortgage-backed securities	3,900,106	61,665	847,756	110,420	4,747,862	172,085
Total temporarily impaired securities	$13,370,792	$235,358	$847,756	$110,420	$14,218,548	$345,778

	Less than 12 Months		12 Months or Longer		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
December 31, 2009:
Debt securities issued by the U.S. Treasury and other U.S. government corporations and agencies	$2,988,620	$12,563	$-	$-	$2,988,620	$12,563
Obligations of states and municipalities	3,044,480	34,238	-	-	3,044,480	34,238
Mortgage-backed securities	2,227,512	17,610	1,317,233	235,555	3,544,745	253,165
Total temporarily impaired securities	$8,260,612	$64,411	$1,317,233	$235,555	$9,577,845	$299,966

The investments in the Company’s investment portfolio that are temporarily impaired as of December 31, 2010 consist of debt issued by states of the United States and political subdivisions of the states, U.S. corporations, and U.S. government corporations and agencies.  Company management considers investments with an unrealized loss as of December 31, 2010 to be only temporarily impaired because the impairment is attributable to changes in market interest rates and current market inefficiencies.  Company management anticipates that the fair value of securities that are currently impaired will recover to cost basis. As management has the ability to hold securities for the foreseeable future no declines are deemed to be other than temporary.

NOTE 4 - LOANS

Loans consisted of the following as of December 31:

	2010	2009
Commercial, financial and agricultural	$13,568,271	$12,900,649
Real estate - construction and land development	4,986,546	6,744,569
Real estate - residential	148,396,036	138,408,956
Real estate - commercial	31,293,763	28,721,564
Municipal	2,034,597	2,015,318
Consumer	4,512,092	4,473,822
	204,791,305	193,264,878
Allowance for loan losses	(2,325,687)	(2,211,301)
Deferred costs, net	326,859	249,942
Net loans	$202,792,477	$191,303,519

Changes in the allowance for loan losses were as follows for the years ended December 31:

	2010	2009
Balance at beginning of year	$2,211,301	$2,017,145
Provision for loan losses	755,000	547,000
Charge offs	(646,761)	(358,097)
Recoveries of loans previously charged off	6,147	5,253
Balance at end of year	$2,325,687	$2,211,301

The following table sets forth information regarding the allowance for loan losses by portfolio segment as of December 31, 2010:

	Real Estate:
	Residential	Commercial	Construction and Land Development	Home Equity	Commerical & Industrial	Consumer	Unallocated	Total
Allowance:
Ending balance:
Individually evaluated for impairment	$79,000	$-	$-	$600	$-	$-	$-	$79,600

Ending balance:
Collectively evaluated for impairment	759,321	464,526	67,655	359,680	410,355	93,579	90,971	2,246,087

Total allowance
for loan lease loss ending balance	$838,321	$464,526	$67,655	$360,280	$410,355	$93,579	$90,971	$2,325,687

Loans:
Ending balance:
Individually evaluated for impairment	$384,094	$326,406	$1,000,743	$7,802	$-	$-	$-	$1,719,045

Ending balance:
Collectively evaluated for impairment	100,302,895	30,997,736	3,990,265	47,927,571	15,661,681	4,518,971	-	203,399,119

Total loans
ending balance	$100,686,989	$31,324,142	$4,991,008	$47,935,373	$15,661,681	$4,518,971	$-	$205,118,164

The following table presents the Company’s loans by risk rating as of December 31, 2010:

Credit quality indicators

	Real Estate
	Residential	Commercial	Construction and Land Development	Home Equity	Commerical and Industrial	Consumer	Total
Grade:
Pass	$99,658,355	$28,802,453	$3,650,310	$47,515,158	$14,392,933	$4,510,408	$198,529,617
Special Mention	259,610	1,797,703	339,955	-	162,364	-	2,559,632
Substandard	769,024	723,986	1,000,743	420,215	1,106,384	8,563	4,028,915
Total	$100,686,989	$31,324,142	$4,991,008	$47,935,373	$15,661,681	$4,518,971	$205,118,164

Credit Quality Indicators:  As part of the ongoing monitoring of the credit quality of the Company’s loan portfolio, management tracks certain credit quality indicators including trends related to (i) weighted average risk rating of commercial loans; (ii) the level of classified and criticized commercial loans; (iii) non performing loans; (iv) net charge-offs and (v) the general economic conditions within the State of Connecticut.

The Company utilizes a risk rating grading matrix to assign a risk grade to each of its commercial loans.  Loans are graded on a scale of 1 to 7.  A description of each rating class is as follows:

Risk Rating 1 (Superior) – This risk rating is assigned to loans secured by cash.

Risk Rating 2 (Good) – This risk rating is assigned to borrowers of high credit quality who have primary and secondary sources of repayment which are well defined and fully confirmed.

Risk Rating 3 (Satisfactory) – This risk rating is assigned to borrowers who are fully responsible for the loan or credit commitment, which has primary and secondary sources of repayment that are well defined and adequately confirmed.  Most credit factors are favorable, and the credit exposure is managed through normal monitoring.

Risk Rating 3.5 (Bankable with Care) – This risk rating is assigned to borrowers who are fully responsible for the loan or credit commitment and the secondary sources of repayment are weak.  These loans may require more than the average amount of attention from the relationship manager.

Risk Rating 4 (Special Mention) – This risk rating is assigned to borrowers which may be adequately protected by the present debt service capacity and tangible net worth of the borrower, but which have potential problems that could, if not checked or corrected, eventually weaken these assets or otherwise jeopardize the repayment of principal and interest as originally intended.  Most credit factors are unfavorable, and the credit exposure requires immediate corrective action

Risk Rating 5 (Substandard) – This risk rating is assigned to borrowers who have inadequate cash flow or collateral to satisfy their loan obligations as originally defined in the loan agreement.  Substandard loans may be placed on nonaccrual status if the conditions described above are generally met.

Risk Rating 6 (Doubtful) – This risk rating is assigned to a borrower or portion of a borrower’s loan with which the Company is no longer certain of its collectability.  A specific reserve allocation is assigned to this portion of the loan.

Risk Rating 7 (Loss) – This risk rating is assigned to loans which have been charged off or the portion of the loan that has been charged down.  “Loss” does not imply that the loan, or portion of, will never be paid, nor does it imply that there has been a forgiveness of debt.

An age analysis of past-due loans, segregated by class of loans, as of December 31, 2010 is as follows:

	30-59 Days	60-89 Days	Greater than 90 Days	Total Past Due	Recorded Investment > 90 Days and Accruing
Real estate:
Residential	$529,324	$-	$324,455	$853,779	$-
Commercial	-	254,548	71,858	326,406	-
Construction and land development	-	-	1,000,743	1,000,743	-
Commercial and industrial	-	-	203,117	203,117	-
Consumer	72,503	526	8,620	81,649	-
Total	$601,827	$255,074	$1,608,793	$2,465,694	$-

The following table sets forth information regarding nonaccrual loans as of December 31, 2010:

Real Estate:
Residential	$541,969
Commercial	326,406
Construction and land development	1,000,743
Home equity	420,215
Consumer	17,183
Total nonaccrual loans	$2,306,516

The following table sets forth information regarding nonaccrual loans and accruing loans 90 days or more overdue as of December 31, 2009:

Total nonaccrual loans	$3,153,187

Accruing loans which are 90 days or more overdue	$202,024

Information about loans that meet the definition of an impaired loan in ASC 310-10-35 is as follows as of and for the year ended December 31, 2010.

	Recorded Investment	Unpaid Principal Balance	Related Allowance
December 31, 2010:
With no related allowance recorded:
Real Estate:
Commercial	$326,406	$325,340	$-
Construction and land development	1,000,743	1,000,838	-
Total impaired with no related allowance	1,327,149	1,326,178	-

With an allowance recorded:
Real Estate:
Residential	384,094	400,747	79,000
Home equity	7,802	7,703	600
Total impaired with an allowance recorded	391,896	408,450	79,600
Total:
Real Estate:
Residential	384,094	400,747	79,000
Commercial	326,406	325,340	-
Construction and land development	1,000,743	1,000,838	-
Home equity	7,802	7,703	600
	$1,719,045	$1,734,628	$79,600

Recorded
Investment
Average recorded investment in impaired loans
during the year ended December 31, 2010	$2,027,326

Related amount of interest income recognized during the
time, in the year ended December 31, 2010 that the loans
were impaired

Total recognized	$35,260

Amount recognized using a cost-basis method of accounting	$34,380

Information about loans that meet the definition of an impaired loan in ASC 310-10-35 is as follows as of and for the year ended December 31, 2009:

	2009
	Recorded Investment in Impaired Loans	Related Allowance for Credit Losses
Loans for which there is a related allowance for credit losses	$353,613	$160,000

Loans for which there is no related allowance for credit losses	1,911,995	-

Totals	$2,265,608	$160,000

Average recorded investment in impaired loans during the year ended December 31, 2009	$1,215,532

Related amount of interest income recognized during the time, in the year ended December 31, 2009 that the loans were impaired
Total recognized	$560
Amount recognized using a cash-basis method of accounting	$-

NOTE 5 - PREMISES AND EQUIPMENT

The following is a summary of premises and equipment as of December 31:

	2010	2009
Leasehold improvements	$1,178,612	$1,155,367
Furniture and equipment	2,369,883	2,302,763
	3,548,495	3,458,130
Accumulated depreciation and amortization	(2,986,782)	(2,773,836)
	$561,713	$684,294

NOTE 6 - DEPOSITS

The aggregate amount of time deposit accounts in denominations of $100,000 or more as of December 31, 2010 and 2009 was $32,242,306 and $34,678,968, respectively.

For time deposits as of December 31, 2010, the scheduled maturities for years ended December 31 are:

2011	$55,664,340
2012	13,405,673
2013	2,653,084
2014	2,954,258
2015	3,054,984
Total	$77,732,339

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

NOTE 8 - FEDERAL HOME LOAN BANK ADVANCES

Advances consist of funds borrowed from the Federal Home Loan Bank (FHLB). There were no FHLB advances outstanding as of December 31, 2010 and 2009.

Borrowings from the FHLB are secured by a blanket lien on qualified collateral, consisting primarily of loans with first mortgages secured by one to four family properties and other qualified assets.

The Company has a line of credit with the FHLB in the amount of $1,525,000 at December 31, 2010 and 2009. At December 31, 2010 and 2009, there were no advances outstanding under this line of credit.

NOTE 9 - INCOME TAX EXPENSE

The components of income tax expense are as follows for the years ended December 31:

	2010	2009
Current:
Federal	$262,551	$184,014
State	99,543	61,452
	362,094	245,466
Deferred:
Federal	(1,469)	(30,352)
State	1,469	12,599
	-	(17,753)
Total income tax expense	$362,094	$227,713

The reasons for the differences between the statutory federal income tax rate and the effective tax rates are summarized as follows for the years ended December 31:

	2010	2009
	% of	% of
	Income	Income
Federal income tax at statutory rate	34.0%	34.0%
Increase (decrease) in tax resulting from:
Tax-exempt income	(15.5)	(20.0)
Other	1	3.3
Stock-based compensation	0.2	1.6
State tax expense, net of federal benefit	4.3	5.2
Effective tax rates	24.0%	24.1%

The Company had gross deferred tax assets and gross deferred tax liabilities as follows as of December 31:

	2010	2009
Deferred tax assets:
Allowance for loan losses	$798,326	$803,109
Deferred compensation	88,146	61,350
Other	-	24,456
Impairment of operating lease	78,988	96,221
Write-down of equity securities	772,573	772,573
Alternative minimum tax carryforward	115,662	83,375
Gross deferred tax assets	1,853,695	1,841,084

Deferred tax liabilities:
Depreciation	(15,181)	(34,475)
Deferred loan costs/fees	(127,313)	(97,351)
Other	(1,943)	-
Net unrealized holdings gain on available-for-sale securities	(166,269)	(145,345)
Gross deferred tax liabilities	(310,706)	(277,171)
Net deferred tax asset	$1,542,989	$1,563,913

Deferred tax assets as of December 31, 2010 and 2009 have not been reduced by a valuation allowance because management believes that it is more likely than not that the full amount of deferred taxes will be realized.

As of December 31, 2010, the Company had no operating loss carryovers for income tax purposes.

It is the Company’s policy to provide for uncertain tax positions and the related interest and penalties based upon management’s assessment of whether a tax benefit is more likely than not to be sustained upon examination by tax authorities. As of December 31, 2010 and 2009, there were no material uncertain tax positions related to federal and state income tax matters. The Company is currently open to audit under the statute of limitations by the Internal Revenue Service and state taxing authorities for the years ended December 31, 2007 through December 31, 2010.

NOTE 10 - COMMITMENTS AND CONTINGENT LIABILITIES

As of December 31, 2010 the Company was obligated under non-cancelable operating leases for bank premises and equipment expiring between March 2011 and May 2016.  The total minimum rental due in future periods under these existing agreements is as follows as of December 31, 2010:

2011	$501,903
2012	458,524
2013	446,966
2014	385,082
2015	282,491
Thereafter	47,839
Total	$2,122,805

Certain leases contain provisions for escalation of minimum lease payments contingent upon percentage increases in the consumer price index.  Total rental expense amounted to $600,343 and $597,445 for the years ended December 31, 2010 and 2009, respectively.

On November 28, 2008, the Company entered into an agreement with its data processing servicer which ends in five years, and automatically continues for three years, unless terminated by either party with notice.  Under the agreement, the Company must pay a termination fee as described in the agreement if the Company terminates the agreement with notice, before the end of the agreement.

NOTE 11 - FAIR VALUE MEASUREMENTS

ASC 820-10, “Fair Value Measurements and Disclosures,” provides a framework for measuring fair value under generally accepted accounting principles.  This guidance also allows an entity the irrevocable option to elect fair value for the initial and subsequent measurement for certain financial assets and liabilities on a contract-by-contract basis.

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

A financial instrument’s level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement.  The Company did not have any significant transfers of assets between Level 1 and Level 2 of the fair value hierarchy during the year ended December 31, 2010.

A description of the valuation methodologies used for instruments measured at fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy, is set forth below.  These valuation methodologies were applied to all of the Company’s financial assets and financial liabilities carried at fair value for December 31, 2010 and 2009.

The Company’s cash instruments are generally classified within Level 1 or Level 2 of the fair value hierarchy because they are valued using quoted market prices, broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency.

The Company’s investment in obligations of states and municipalities, mortgage-backed securities and other debt securities available-for-sale are generally classified within Level 2 of the fair value hierarchy.  For these securities, we obtain fair value measurements from independent pricing services.  The fair value measurements consider observable data that may include dealer quotes, market spreads, cash flows, the U.S. treasury yield curve, trading levels, market consensus prepayment speeds, credit information, and the instrument’s terms and conditions.

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

The Company’s impaired loans are reported at the fair value of the underlying collateral if repayment is expected solely from the collateral.  Collateral values are estimated using Level 2 inputs based upon appraisals of similar properties obtained from a third party.  For Level 3 inputs, fair values are based on management estimates.

Other real estate owned values are estimated using Level 2 inputs based upon appraisals of similar properties obtained from a third party.  For Level 3 inputs, fair values are based on management estimates.

The following summarizes assets measured at fair value for the period ending December 31, 2010 and 2009.

ASSETS MEASURED AT FAIR VALUE ON A RECURRING BASIS

	Fair Value Measurements at Reporting Date Using:
		Quoted Prices in	Significant	Significant
		Active Markets for	Other Observable	Unobservable
		Identical Assets	Inputs	Inputs
	Total	Level 1	Level 2	Level 3
December 31, 2010:
Securities available-for-sale	$46,289,197	$34,498	$46,254,699	$-
Totals	$46,289,197	$34,498	$46,254,699	$-

December 31, 2009:
Securities available-for-sale	$50,011,316	$57,195	$49,954,121	$-
Totals	$50,011,316	$57,195	$49,954,121	$-

Under certain circumstances we make adjustments to fair value for our assets and liabilities although they are not measured at fair value on an ongoing basis.  The following table presents the financial instruments carried on the consolidated balance sheet by caption and by level in the fair value hierarchy, at December 31, 2010 and 2009, for which a nonrecurring change in fair value has been recorded:

ASSETS MEASURED AT FAIR VALUE ON A NONRECURRING BASIS

	Fair Value Measurements at Reporting Date Using:
		Quoted Prices in	Significant	Significant
		Active Markets for	Other Observable	Unobservable
		Identical Assets	Inputs	Inputs
	Total	Level 1	Level 2	Level 3
December 31, 2010:
Impaired loans	$312,296	$-	$-	$312,296
Totals	$312,296	$-	$-	$312,296

December 31, 2009:
Impaired loans	$193,613	$-	$193,613	$-
Totals	$193,613	$-	$193,613	$-

Fair Value Measurements
Using Significant Unobservable Inputs
Level 3
Impaired Loans
Beginning balance, December 31, 2009	$-
Transfers in and/or out of Level 3	312,296
Ending balance, December 31, 2010	$312,296

The estimated fair values of the Company’s financial instruments, all of which are held or issued for purposes other than trading, are as follows as of December 31:

	2010		2009
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value
Financial assets:
Cash and cash equivalents	$30,871,344	$30,871,344	$17,089,409	$17,089,409
Interest-bearing time deposits with other banks	5,963,426	6,257,000	5,488,037	5,690,000
Available-for-sale securities	46,289,197	46,289,197	50,011,316	50,011,316
Federal Home Loan Bank stock	659,600	659,600	630,700	630,700
Loans, net	202,792,477	204,841,000	191,303,519	193,185,000
Accrued interest receivable	904,896	904,896	977,350	977,350
Financial liabilities:
Deposits	269,279,026	270,082,000	250,445,682	251,268,000
Securities sold under agreements to repurchase	3,235,083	3,235,083	912,849	912,849

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

Standby letters of credit are conditional commitments issued by the Company to guarantee the performance by a customer to a third party.  The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers.  As of December 31, 2010 and 2009, the maximum potential amount of the Company’s obligation was $233,400 and $337,000, respectively for financial and standby letters of credit.  The Company’s outstanding letters of credit generally have a term of less than one year.  If a letter of credit is drawn upon, the Company may seek recourse through the customer’s underlying line of credit.  If the customer’s line of credit is also in default, the Company may take possession of the collateral, if any, securing the line of credit.

Notional amounts of financial instrument liabilities with off-balance-sheet credit risk are as follows as of December 31:

	2010	2009
Commitments to originate loans	$2,701,250	$1,498,580
Standby letters of credit	233,400	337,000
Unadvanced portions of loans:
Construction	4,321,442	3,473,939
Commercial lines of credit	7,857,538	7,743,686
Consumer	735,355	701,361
Home equity	24,119,575	24,231,520
	$39,968,560	$37,986,086

There is no material difference between the notional amounts and the estimated fair values of the above off-balance sheet liabilities.

NOTE 13 - RELATED PARTY TRANSACTIONS

Certain directors and executive officers of the Company and companies in which they have significant ownership interest were customers of the Bank during 2010.  Total loans to such persons and their companies amounted to $4,700,867 as of December 31, 2010.  During the year ended December 31, 2010 principal payments totaled $2,695,414 and advances amounted to $2,740,101.

Deposits from related parties held by the Company as of December 31, 2010 and 2009 amounted to $4,408,009 and $3,434,620, respectively.

During 2010 and 2009, the Company paid $56,711 and $65,420, respectively, for rent and related expenses of the Company’s Granby branch office to a company of which a bank director is a principal.  The rent expense for the Granby branch included in Note 10 amounted to $43,078 in 2010 and $44,935 in 2009.

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

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital (as defined) to average assets (as defined).  Management believes, as of December 31, 2010 and 2009, that the Bank meets all capital adequacy requirements to which it is subject.

As of December 31, 2010, the most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as well capitalized under the regulatory framework for prompt corrective action.  To be categorized as well capitalized the Bank must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the table.  There are no conditions or events since that notification that management believes have changed the institution's category.

The Bank’s actual capital amounts and ratios are also presented in the table.

					To Be Well
					Capitalized Under
			For Capita		Prompt Corrective
	Actual		Adequacy Purposes		Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(Dollar amounts in thousands)
As of December 31, 2010:
Total Capital (to Risk Weighted Assets):
Simsbury Bank & Trust Company, Inc.	$23,150	12.66%	$14,624	> 8.0%	$18,280	> 10.0%
Tier 1 Capital (to Risk Weighted Assets):
Simsbury Bank & Trust Company, Inc.	20,864	11.41	7,312	> 4.0	10,968	> 6.0
Tier 1 Capital (to Average Assets):
Simsbury Bank & Trust Company, Inc.	20,864	7.00	11,921	> 4.0	14,901	> 5.0

As of December 31, 2009:
Total Capital (to Risk Weighted Assets):
Simsbury Bank & Trust Company, Inc.	22,512	13.97	12,896	>8.0	16,119	>10.0
Tier 1 Capital (to Risk Weighted Assets):
Simsbury Bank & Trust Company, Inc.	20,495	12.71	6,448	>4.0	9,672	>6.0
Tier 1 Capital (to Average Assets):
Simsbury Bank & Trust Company, Inc.	20,495	7.35	11,156	>4.0	13,945	>5.0

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

Under Connecticut law, the Bank may pay dividends only out of net profits.  The Connecticut Banking Commissioner’s approval is required for dividend payments which exceed the current year’s net profits and retained net profits from the preceding two years.  As of December 31, 2010, the Bank is restricted from declaring dividends to the Company in an amount greater than $350,644.

NOTE 16 - EMPLOYEE BENEFITS

The Company sponsors a 401(k) savings and retirement plan.  Employees who were 21 years of age and employed on the plan's effective date were immediately eligible to participate in the plan.  Other employees who have attained age 21 are eligible for membership on the first day of the month following completion of 90 days of service.

The provisions of the 401(k) plan allow eligible employees to contribute subject to IRS limitations.  The Company's matching contribution will be determined at the beginning of the plan year.  The Company's expense under this plan was $87,089 in 2010 and $75,755 in 2009.

The Company entered into Supplemental Executive Retirement Agreements with current and former executive officers.  The agreements require the payment of specified benefits upon retirement over specified periods as described in each agreement.  The total liability for the agreements included in other liabilities was $226,305 at December 31, 2010 and $157,510 at December 31, 2009.  Expenses under these agreements amounted to $73,796 and $13,939, respectively, for the years ended December 31, 2010 and 2009.

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

The Company did not grant any options in 2010 and 2009.

A summary of the status of the Company’s stock option plan as of December 31 and changes during the years ending on that date is presented below:

	2010		2009
		Weighted-Average		Weighted-Average
Fixed Options	Shares	Exercise Price	Shares	Exercise Price
Outstanding at beginning of year	51,189	$30.33	51,189	$30.33
Granted	-	-	-	-
Exercised	-	-	-	-
Forfeited	(1,314)	34.90	-	-
Outstanding at end of year	49,875	30.21	51,189	30.33

Options exercisable at year-end	49,875	30.21	47,689	30.35
Weighted-average fair value of
options granted during the year	N/A		N/A

The following table summarizes information about fixed stock options outstanding as of December 31, 2010:

Options Outstanding and Exercisable
		Weighted-Average
	Number	Remaining	Number
Exercise Price	Outstanding	Contractual Life	Exercisable	Exercise Price

$15.65	1,311	1.2	1,311	$15.65
16.25	1,314	0.9	1,314	16.25
35.00	5,250	3.8	5,250	35.00
31.50	21,000	5.0	21,000	31.50
29.00	10,500	5.5	10,500	29.00
30.00	10,500	6.6	10,500	30.00
30.21	49,875	5.1	49,875	30.21

As of December 31, 2010, compensation costs related to share-based arrangements granted under the Plan have been fully recognized.  The total value of shares that vested during the years ended December 31, 2010 and 2009 was $9,467 and $43,755, respectively.

NOTE 18 – EARNINGS PER SHARE

Reconciliation of the numerators and the denominators of the basic and diluted per share computations for net income available to common stockholders are as follows:

	2010	2009
Basic earnings per share computation:
Net income	$1,146,709	$718,291
Preferred stock net accretion	(40,000)	(30,000)
Cumulative preferred stock dividends	(218,000)	(165,922)
Net income available to common shareholders	$888,709	$522,369
Weighted average shares outstanding, basic	864,976	864,976
Basic earnings per share	$1.03	$0.60

Diluted earnings per share computation:
Net income	$1,146,709	$718,291
Preferred stock net accretion	(40,000)	(30,000)
Cumulative preferred stock dividends	(218,000)	(165,922)
Net income available to common shareholders	$888,709	$522,369
Weighted average shares outstanding, before dilution	864,976	864,976
Dilutive potential shares	367	-
Weighted average shares outstanding, assuming dilution	865,343	864,976
Diluted earnings per share	$1.03	$0.60

NOTE 19 - PREFERRED STOCK

On March 27, 2009, the Company entered into a Letter Agreement, which includes a Securities Purchase Agreement (together, the “Purchase Agreement”), with the United States Department of the Treasury (“Treasury Department”) pursuant to which the Company has issued and sold to the Treasury Department: (i) 4,000 shares of the Company’s Fixed Rate Cumulative Perpetual Preferred Stock, Series A, no par (the “Series A Preferred Stock”), having a liquidation amount per share of $1,000 for a total purchase price of $4,000,000 and (ii) a warrant (the “Warrant”) to purchase 200.002 shares of the Company’s Fixed Rate Cumulative Perpetual Preferred Stock, Series B, no par (the “Series B Preferred Stock”), with a liquidation amount of $1,000 per share, at an exercise price of $.01.  The Warrant had a ten-year term and was immediately exercisable.  Immediately following the issuance of the Series A Preferred Stock and the Warrant, the Treasury Department exercised its rights under the Warrant to acquire 200 shares of the Series B Preferred Stock through a cashless exercise.

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

The Series A Preferred Stock is being accreted over a five-year period so that, at the end of five years, the balance in Series A Preferred Stock would equal $4,000,000.  The aggregate accretion from retained earnings was $46,000 in 2010 and $34,500 in 2009.

Estimated accretion from retained earnings for each of the four years succeeding 2010 is as follows:

2011	$46,000
2012	46,000
2013	46,000
2014	11,500
$149,500

The Series B Preferred Stock is being amortized over a five-year period so that, at the end of five years, the balance in Series B Preferred Stock would equal $200,000.   The aggregate amortization to retained earnings was $6,000 in 2010 and $4,500 in 2009.

Estimated amortization to retained earnings for each of the four years succeeding 2010 is as follows:

2011	$6,000
2012	6,000
2013	6,000
2014	1,500
$19,500

NOTE 20 – LEGAL CONTINGENCIES

Various legal claims also arise from time to time in the normal course of business which, in the opinion of management, will have no material effect on the Company’s consolidated financial statements.

NOTE 21 - SUBSEQUENT EVENT

In January of 2011, the Bank formed a subsidiary Passive Investment Company (PIC).  Under State of Connecticut statutes, such a company is not subject to Connecticut corporation business taxes.  Provided that the Bank meets the mandated statutory requirements, the current annual benefit to net income of establishing the PIC, in the form of reduced Connecticut corporation business taxes, should exceed $100,000.  This amount may adjust upward or downward as the Bank’s net income changes over time.  First quarter 2011 net income will be negatively impacted by approximately $160,000, consisting of certain non-recurring charges incurred in establishing the PIC net of favorable tax benefits expected to be recognized during the quarter.

NOTE 22 - RECLASSIFICATION

Certain amounts in the prior year have been reclassified to be consistent with the current year's statement presentation.

Shareholder Data

The bid price of the stock of the Bank’s parent company, SBT Bancorp, Inc., which was formed on March 2, 2006, is currently quoted on the OTC Bulletin Board (Symbol: “SBTB”).  At December 31, 2010, there were 864,976 shares of the Company's common stock outstanding and approximately 1,100 shareholders of record.  There is a limited market for the Company’s common stock.  The following table sets forth the high and low bid price for the periods indicated.

	Year Ended		Year Ended
	December 31, 2010		December 31, 2009

	High	Low	High	Low
Fourth Quarter	$21.00	$18.60	$16.25	$15.50
Third Quarter	$19.00	$18.40	$16.05	$15.00
Second Quarter	$21.50	$18.20	$17.00	$12.75
First Quarter	$19.50	$15.65	$16.15	$13.00

The above quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission, and may not reflect actual transactions.

Dividends

The Company's shareholders are entitled to dividends when and if declared by the Board of Directors out of funds legally available therefor.  Connecticut law prohibits the Company from paying cash dividends except from its net profits, which are defined by State statutes.  In addition, on March 27, 2009, the Company issued 4,000 shares of Fixed Rate Cumulative Perpetual Preferred Stock, Series A, and 200 shares of Fixed Rate Cumulative Perpetual Preferred Stock, Series B, to the U.S. Treasury under the Troubled Asset Relief Program (“TARP”) Capital Purchase Program.  While these shares of Preferred Stock are outstanding to the U.S. Treasury, with limited exceptions, the U.S. Treasury’s consent is required for:  (i) any increase in dividends paid on the Company’s common stock above a quarterly dividend of $0.12 per share of common stock or (ii) the repurchase of common stock by the Company.  The terms of the Preferred Stock also prohibit the payment of dividends on the Company’s common stock unless all accrued and unpaid dividends on the Preferred Stock have been fully paid.

In 2010, the Company declared and paid cash dividends on common stock of $103,797 on each of March 15, 2010, June 11, 2010, September 13, 2010, and December 14, 2010, respectively.  The Company also declared and paid cash dividends on preferred stock of $54,500, on each of February 16, 2010, May 17, 2010, August 16, 2010, and November 15, 2010, respectively.  In 2009, the Company declared and paid cash dividends on common stock of $103,797 on each of June 11, 2009, September 16, 2009, and December 16, 2009, respectively.  The Company also declared and paid cash dividends on preferred stock of $29,067, $54,500, and $54,500 on each of May 15, 2009, August 17, 2009, and November 16, 2009, respectively.

The Company did not repurchase any of its common stock or other securities during 2010.

SBT Bancorp, Inc.

Board of Directors		Officers
*Chairman of Committee

Robert J. Bogino
Chairman of the Board	Gary R. Kevorkian	Martin J. Geitz
Retired President and Co-Owner	Attorney at Law	President and Chief Executive Officer
Bogino & DeMaria, Inc.	Executive Committee
Compensation & Human Resources	Loan Committee	Anthony F. Bisceglio, Ph.D.
Committee	Compensation & Human Resources	Treasurer and Chief Financial Officer
Corporate Governance Committee*	Committee*
Executive Committee		Gary R. Kevorkian
Loan Committee	Jerry W. Long	Secretary
President and CEO
James T. Fleming	PCC Technology Group	Susan D. Presutti
President	Compensation & Human Resources	Assistant Secretary
Connecticut Automotive Retailers	Committee
Association	Loan Committee
Audit & Compliance Committee
Corporate Governance Committee	Nicholas B. Mason
Retired Chief Financial Officer
Martin J. Geitz	Savings Bank of Manchester
President and Chief Executive Officer	Audit & Compliance Committee
The Simsbury Bank & Trust Company, Inc.	Corporate Governance Committee
Executive Committee
Loan Committee	George B. Odlum, Jr., DMD
Retired General Dentistry
Edward J. Guarco	Audit & Compliance Committee*
Vice President	Executive Committee
State Line Oil
Audit & Compliance Committee	Rodney R. Reynolds
Compensation & Human Resources	Retired Founding Director
Committee	Trust Company of Connecticut
Compensation & Human Resources
Committee
Corporate Governance Committee

David W. Sessions
Vice Chairman
President and Treasurer
Casle Corporation
Compensation & Human Resources
Committee
Executive Committee*
Loan Committee*

Penny R. Woodford
Real Estate Agent
Coldwell Banker Residential Brokerage
Audit & Compliance Committee
Corporate Governance Committee

The Simsbury Bank & Trust Company, Inc.

Board of Directors	Officers	Employees

All SBT Bancorp, Inc. Directors	Executive Officers	Mami Barall
Deborah L. Barber
	Martin J. Geitz	Theresa D. Bendell
Directors Emeriti	President and Chief Executive Officer	Mary Lou Bidwell
Celeste M. Brouillard
Richard C. Anthony	Anthony F. Bisceglio, Ph.D.	Katherine P. Cain
Consultant	Executive Vice President, Treasurer and	Bente Christensen
	Chief Financial Officer	Meagan Chrusciel
Jackson F. Eno		Sophia P. Clarke
Vice President	Michael L. Alberts	Carol D. Clifford
Morgan Stanley	Senior Vice President and Chief	Megan L. Clifford
	Commercial Banking Officer	Catherine A. Cook
Jane F. von Holzhausen		Jacek Danillowicz
Retired Vice President of Operations	Michael T. Sheahan	Cheryl B. DiLisio
Southwest Region	Senior Vice President and Chief	S. Thomas Edge
Prudential Connecticut Realty	Mortgage & Consumer Lending Officer	Deborah A. Fochesato
Shirley T. Gentry
Evan W. Woollacott	Howard R. Zern	Paula M. Giorgio
Retired Vice Chairman and Commissioner	Senior Vice President and Chief	Lynn G. Godin
Connecticut Department of Public	Retail Banking, IT & Deposit Operations	Kelly M. Hammick
Utility Control	Officer	Lucyna Jennison
Leslie S. Kane
Lincoln S. Young	Gary R. Kevorkian	Sherrie S. Krawczyk
Retired Chief Executive Officer	Secretary	Susan LeBel
Turbine Engine Services Corp.		Jaclyn Levesque
	Senior Vice President	Cindy Matthews
	Terry L. Boulton	Christine L. Miller
Jordan Moore
	Vice Presidents	Susan S. Pohlod
	Richard A. Bahre	Patricia A. Pschirer
	Brian D. Belyea	Michelle Raymond
	Joan Beresford	Petrina C. Reid
	Charlene Faselle	Margaret E. Rose
	Aurelia P. Pruzin	Lamar J. Ross
	Barbara J. Wallace	Megan B. Shufelt
Joyce E. Slate
	Assistant Vice Presidents	Irene M. Smith
	Brenda J. Abbott	Jean M. Spalla
	Robin J. DiNicola	Maria Theodoratos
	Jocelyn A. Mitchell	Annette M. Troutman
	Craig S. Porter	Margaret Washer
	Susan D. Presutti, Assistant Secretary	Michelle G. Wiggins
Peter G. Sepelak, Jr.
Kenneth S. Sklodosky
Sophie S. Stevens

Assistant Treasurers
Margot M. Byrne
Lori L. Ethier
Barbara J. Hanifin
Ella Marker
Lisa A. Morgan
Romualdo A. Polce

Corporate Information

SBT Bancorp, Inc.
760 Hopmeadow Street
P.O. Box 248
Simsbury, Connecticut 06070-0248
(860) 408-5493
Fax: (860) 408-4679
simsburybank.com

Notice of Shareholders' Meeting

The Annual Meeting of Shareholders of SBT Bancorp, Inc., the holding company for The Simsbury Bank & Trust Company, Inc., will be held at 5:00 p.m. on Tuesday, May 10, 2011 at 981 Hopmeadow Street, Simsbury, Connecticut.

Independent Auditors	Legal Counsel

Shatswell, MacLeod & Company, P.C. 83 Pine Street West Peabody, MA 01960-3635	Day Pitney LLP Counselors at Law 242 Trumbull Street Hartford, CT 06103-1212

Transfer Agent	Shareholder Contact

American Stock Transfer & Trust Company 59 Maiden Lane Plaza Level New York, NY 10005 Shareholder Relations: (800) 937-5449 Trading Symbol: SBTB	Susan D. Presutti, Assistant Secretary SBT Bancorp, Inc. 760 Hopmeadow Street, P.O. Box 248 Simsbury, CT 06070-0248 (860) 408-5493

COPIES OF THE COMPANY’S ANNUAL REPORT ON FORM 10-K WILL BE FORWARDED WITHOUT CHARGE UPON WRITTEN REQUEST TO:

Gary R. Kevorkian, Secretary
SBT Bancorp, Inc.
760 Hopmeadow Street
P.O. Box 248
Simsbury, CT  06070-0248