Form 10-K, Exhibit 13
period 2011-12-31
SBT Bancorp, Inc.
filed 2012-03-30
CIK 1354174

Exhibit 13

April 11, 2012

Dear Fellow Shareholders:

Since the onset of the financial market crisis in September 2008, Simsbury Bank has grown by almost 70%.  We have added over 4,400 new customers, originated over $210 million in mortgage and consumer loans and $50 million in commercial loans.  Deposits have increased by over 70%, loans by over 20% and investments under management by 37%.  In 2011, the Bank's assets grew by 28%, deposits by 28% and commercial loans by almost 15%.

We continue to live in a period of market disruption.  Since 2008, financial market changes and weakened economic conditions have created significant challenges for all banks.  We face historically low interest rates, a sluggish economy, an anti-bank consumer attitude, and significant changes to banking regulations.  At the same time, we have experienced incredibly rapid leaps in information technology.   iPhones, iPads and Androids are accelerating the ability for people to communicate, problem solve and learn. "Smart" televisions with integrated Internet access have become affordable.  And banking software entrepreneurs are creating solutions to help banks improve productivity and better manage compliance and security requirements.

Simsbury Bank has performed well during this challenging period.  The competitive landscape continues to change which adds another element of disruption and opportunity for us.  We intend to continue to implement our growth strategy to build a more profitable company for our shareholders.  The key elements of our strategy include the following:
●
broadening and deepening our branch franchise market position through continued investment in a talented advisory focused team, productivity and convenience enhancing technology solutions, and new product offerings;

●	expanding our regional presence through business lines that are not branch dependent; and
●	opportunistically taking advantage of favorable branching and investment services situations that arise.

To provide you with greater insights into our strategies and plans for the future, this year's annual report is organized around each of our lines of business.

Mortgage and Consumer Lending

Mortgage and consumer lending has been a core strength of Simsbury Bank since its start in 1995.  Mortgage and consumer loans still account for almost three-quarters of our loans.  With the disruption in the mortgage industry beginning in 2007 that resulted from the reckless practices of many market participants, we saw an opportunity to meet demand for trustworthy mortgage advisors and quality loan products built to help consumers meet their needs rather than to enrich mortgage brokers and investment bankers.  Strategically, we also saw an opportunity to grow in a business we understood and that was not branch dependent.  The Bank has always been deposit rich.  Building a capability to compete in the mortgage business beyond our core branch franchise area provided an opportunity to attain a more favorable loan-to-deposit balance while also expanding fee income opportunities through loan servicing and sales.

In 2011, we completed installation of a scalable, technologically state of the art organization.  We enhanced our already strong team with new members who brought outstanding experience to our origination, processing and servicing capabilities.  We migrated to a new origination, underwriting and processing software platform around which we designed work flows that leverage our team's productivity and customer service.  We opened fields in our core data record keeping system that enabled us to book, service and report on loans more quickly and completely.  We armed our mortgage origination advisors with mobile communication enabled laptop computers to allow them to serve their customers when and where the customer prefers.  We expanded our product offerings to include jumbo, FHA and bridge mortgages.  Finally, we established mortgage loan servicing relationships with Freddie Mac and the Federal Home Loan Bank of Boston.  By year-end, our servicing portfolio had grown to $18 million.

The financial benefit that our mortgage and consumer lending team has brought to the Bank in the past two years is significant.  In 2011, we originated $74 million in new loans.  Primarily for interest rate risk management reasons, we chose to sell $20 million in loans in 2011, that generated $427 thousand in revenue, compared to sales of $15 million in 2010, which generated $227 thousand in revenue.  We continued to hold the number one market share position in our four-town branch franchise market area in terms of number of loans closed.  We ranked first in Simsbury and Granby and top ten in Avon and Bloomfield.

Our focus in 2012 is to continue to improve our franchise market share and to establish the Bank as a strong competitor throughout Central Connecticut by delivering excellent service to our customers.  We also plan to add online application capability to provide our customers with the convenience of applying for a loan from the comfort of their home or any location.

Retail Banking

Retail Banking continued its excellent track record of attracting, retaining and providing excellent service to our deposit customers.  Deposit growth of 28% in 2011 was outstanding.  Part of our deposit growth was from our municipal relationships.  We now have significant banking relationships with three of the four towns in which we have branches.  What's more, consumer and business deposits also experienced strong growth.  Our deposit market share, as measured by the FDIC, improved in all four of our branch franchise towns.  We are now the largest bank as measured by deposits in Simsbury and Granby and the second largest in our four-town branch market.

Throughout the year, we refined work processes in our branches and deposit operations areas with the objective of improving customer service through better utilization of technology and better matching of our team members with customer demand.  In addition to providing better customer service, these streamlining efforts also improved productivity and lowered expenses.

We continued to emphasize the value of full banking relationships with our customers.  Introduced in late 2010, our Pinnacle and Pinnacle Plus products provide bonus deposit and loan rates, free ATMs and other benefits to customers with full, multi-product relationships with the Bank.  We continued to have great demand with customers for our online services.  By year-end, over half of our customers banked with us online and one-third of our online customers chose to receive their statements electronically.  Finally, in 2011, we changed our debit card servicing provider, improving our customers' experience when first receiving their debit card or obtaining a replacement.

We are starting 2012 with a major upgrade to our ATM network.  By early April, we will have installed new, state of the art ATMs offering new capabilities, easier functionality and handicapped accessibility in all of our ATM locations.  We believe that investing in the latest self-service technology is responsive to our customers' demand for convenience and simplicity in handling their daily transactions.  Throughout the year, we will continue to invest in staff education and strengthen our customer advisory skills.  Later in the year, we plan to introduce online deposit account opening and prepare to implement mobile banking to further meet the growing customer demand for electronic banking services and tools.

Commercial Banking

Commercial Banking had a strong year with respect to new business.  Since September 2008, we have originated $50 million in commercial loans, including $20 million in 2011.  Our commercial loan portfolio now comprises over 25% of total gross loans and is predominantly loans to local, privately owned small and medium sized businesses. Our exposure to non-owner occupied commercial real estate secured loans remains among the lowest of peer banks at 4% of total loans.  Our asset quality remains strong with low delinquency and net charge-off rates.

We have always focused on building full banking relationships with business owners who need a variety of deposit, cash management, loan and investment services from us.  Hence our large commercial and industrial (C&I) loan type concentration compares favorably to our relatively modest non-owner occupied commercial real estate loan exposure.  Generally, we have found the commercial real estate market to be more transactional rather than relationship driven.  Additionally, non-owner occupied commercial real estate secured loans tend to be more sensitive to economic and real estate market cycles.  As such, we manage this risk concentration closely.  Our relatively modest non-owner occupied commercial real estate exposure benefited the Bank greatly during the past three years of recession and slow recovery as reflected in our strong asset quality metrics.

Our strength in developing relationships with small and medium sized businesses, including the extension of C&I loans, made participation in the federal Small Business Lending Fund an excellent opportunity to support the Bank's future growth.  As discussed below, the cost of this capital declines with the growth in our C&I loan portfolio.  In fact, by year-end 2011, we had already achieved the loan growth necessary to qualify for the lowest available dividend rate.

In 2012, we intend to continue to add to our Commercial Banking capacity.  Like mortgage lending, commercial banking is not branch dependent.  Though branches certainly help deliver services to commercial customer relationships, technology solutions, such as online banking and remote deposit capture, allow us to provide excellent service to businesses outside our branch market area.  Changes in the competitive landscape during the past several years open new opportunities to our Commercial Banking team.

Treasury

Historically low interest rates, an indication by the Federal Reserve that it will maintain this low rate environment through 2014, the European sovereign debt crisis, and the Bank's continuing growth came together in 2011 to bring new challenges to our Asset and Liability Management.  The Bank has developed and implemented plans to improve our net interest margin while maintaining our historically low risk posture toward interest rate changes and our investment portfolio.

A major challenge for the Bank and many of the nation's community banks has been access to the capital markets on a basis that would not be punitive to existing shareholders.  Three years after the financial market crisis of late 2008, raising capital for smaller banks continues to be a challenge and very expensive when available.  We were, therefore, very pleased to be among three Connecticut banks selected to participate in the Small Business Lending Fund (SBLF), a program authorized by the Small Business Jobs Act of 2010.  We used the $9 million in Tier 1 capital to retire the approximately $4.3 million in preferred stock issued to the U.S. Treasury as part of the 2008 TARP Capital Purchase Program.  The balance is adequate to support the Bank's anticipated balance sheet growth for the next several years.

The SBLF capital provides an attractively priced option to the Bank.  Depending on the volume of qualifying C&I loans outstanding, the dividend rate can range from 5% to as low as 1%.  The rate is adjusted quarterly until early 2014, at which time it will be set for the remaining two years of the initial phase of the program.  If the preferred stock is not redeemed by early 2016, the dividend rate will be increased to 9%.  The Bank intends to redeem the preferred stock prior to the dividend rate adjustment in 2016.

We continue to focus on improving the liquidity of our common stock.  In 2011, we introduced a new Shareholder Information section on our website to facilitate opportunities for current and future shareholders to learn about the Company’s performance.  We also introduced a Dividend Reinvestment Plan to provide our shareholders with a convenient way to reinvest their dividends in the Company’s stock and, thereby, increase their ownership.

Investment Services

Our investment services business continued to perform well in 2011.  Since September 2008, Assets under Management increased by 37% to $60 million.  This growth was fueled by $24 million in new dollars invested during that time period, including $5 million in 2011.  The relationship with our broker dealer, LPL Financial, continues to be successful as their qualified investment products provide many of our clients with excellent low risk, guaranteed return options.

2012 Outlook

The Board and Management continue to be proud to fulfill the Bank's founders' goal of being a reliable, locally focused source of loans for businesses and households in good times and in bad.  We are pleased to be among the state's banks to report significant loan growth throughout these difficult economic times.

The margin pressure resulting from the low interest rate environment challenges all banks.  Larger regional and national banks, which already are far less dependent on spread income than community banks, have led the way in repricing their products and services, sometimes engendering great public controversy.  Yet, most community banks, including Simsbury Bank, face the same margin pressure and need to price their products and services appropriately to earn a profit.  This is particularly challenging for community banks which led the "fee free" wave in the 1990's.  No-fee banking has become associated with community banks as if it were a core value.  Yet, "fee free" is not a core value, but, rather, a marketing strategy.  It was a great marketing strategy when interest rate margins were robust.  However, it is a shareholder value eroding strategy at times such as now with low interest rates and tight margins.  As 2012 progresses, the Bank will assess the pricing and value of all its products and services to ensure they are appropriate for our customers and build value for our shareholders.

Simsbury Bank is committed to true community banking values that differentiate us from regional and national banks.  We believe that a community bank is defined by its local focus and decision-making, its flat organizational structure that keeps everyone close to the customer, and its customer friendly approach to service and sales.  Additionally, for Simsbury Bank, our brand of community banking includes a commitment to being an advisor and partner to our customers to help them achieve their life and financial goals.

We thank you for your support and look forward to an excellent year of growth and profitability.

Sincerely,

/s/ Martin J. Geitz	/s/ Robert J. Bogino
Martin J. Geitz	Robert J. Bogino
President & Chief Executive Officer	Chairman of the Board of Directors

Selected Financial and Other Data

	At 12/31/11	At 12/31/10	At 12/31/09
Balance Sheet Data:
Total assets	$377,039,079	$295,566,591	$273,738,573
Loans, net	214,083,456	202,792,477	191,303,519
Investment securities	57,518,726	46,948,797	50,642,016
Federal funds sold, money market mutual funds, and other interest-earning deposits	72,662,931	23,707,092	8,876,984
Deposits	344,777,466	269,279,026	250,445,682
Stockholders’ equity	27,443,402	21,967,361	21,411,578

	For the Year Ended 12/31/11	For the Year Ended 12/31/10	For the Year Ended 12/31/09
Statement of Income Data:
Total interest and dividend income	$11,710,448	$12,031,057	$11,791,863
Total interest expense	1,516,958	1,813,528	2,823,394
Net interest and dividend income	10,193,490	10,217,529	8,968,469
Provision for loan losses	495,000	755,000	547,000
Net interest and dividend income after provision for loan losses	9,698,490	9,462,529	8,421,469
Gain on loans sold, net	427,451	226,580	58,928
Noninterest income	2,381,415	1,800,781	1,522,020
Noninterest expense	10,754,526	9,754,507	8,997,485
Income tax expense	415,849	362,094	227,713
Net income	909,530	1,146,709	718,291

Earnings per common share	$.64	$1.03	$0.60
Earnings per common share, assuming dilution	$.63	$1.03	$0.60
Other Data:
Net interest spread	3.13%	3.66%	3.32%
Net interest margin	3.27%	3.82%	3.56%
Return on average assets	0.27%	0.42%	0.27%
Return on average stockholders’ equity	3.78%	5.16%	3.49%
Dividend payout ratio	74.9%	46.7%	59.6%
Average stockholders’ equity to average assets	7.22%	7.67%	7.63%

Management's Discussion and Analysis of
Financial Conditions and Results of Operations

Forward-Looking Statements

Certain statements contained in this Annual Report that are not historical facts may constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and are intended to be covered by the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.  These statements, which are based on certain assumptions and describe the Company’s future plans, strategies and expectations, can generally be identified by the use of words such as “may,” “will,” “should,” “could,” “would,” “plan,” “believe,” “expect,” “anticipate,” “intend,” “estimate” or words of similar meaning.  These forward-looking statements include statements relating to the Company’s anticipated future financial performance, projected growth and management’s long-term performance goals, as well as statements relating to the anticipated effects on results of operations and financial condition from developments or events, the Company’s business and growth strategies.

These forward-looking statements are subject to significant risks, assumptions and uncertainties, and could be affected by many factors.  The following list, which is not intended to be an all-encompassing list of risks and uncertainties affecting the Company, summarizes several factors that could cause the Company’s actual results to differ materially from those anticipated or expected in these forward-looking statements:

●
economic conditions (both generally and in the Company’s markets) may be less favorable than expected, resulting in, among other things, a continued deterioration in credit quality, a further reduction in demand for credit and/or a further decline in real estate values;

●	the general decline in the real estate and lending market may continue to negatively affect the Company’s financial results;

●	inaccuracies in management’s assumptions used in calculating the appropriate amount to be placed into the Company’s allowance for loan and lease losses;

●	restrictions or conditions imposed by regulators on the Company’s operations may make it more difficult for the Company to achieve its goals;

●
legislative and regulatory changes (including the impact of the Dodd-Frank Wall Street Reform and Consumer Protection Act and related regulations) subject the Company to additional regulatory oversight which may result in increased compliance costs and/or require the Company to change its business model;

●	changes in accounting standards and compliance requirements may adversely affect the businesses in which the Company is engaged;

●	competitive pressures among depository and other financial institutions may increase significantly;

●	changes in the interest rate environment may reduce margins or the volumes or values of the loans the Company makes;

●	competitors may have greater financial resources and develop products that enable those competitors to compete more successfully than the Company can;

●	the Company’s ability to attract and retain key personnel can be affected by the increased competition for experienced employees in the banking industry;

●	adverse changes may occur in the equity markets;

●
war or terrorist activities may cause further deterioration in the economy or cause instability in credit markets; and economic, governmental or other factors may prevent the projected population and residential and commercial growth in the markets in which the Company operates.

Forward-looking statements speak only as of the date on which they are made.  The Company does not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statements are made.

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

The Bank was incorporated on April 28, 1992 and commenced operations as a Connecticut chartered bank on March 31,1995.  The Bank's deposit accounts are insured under the Federal Deposit Insurance Act, up to the maximum applicable limits thereof.  The Bank is not a member of the Federal Reserve System.  The Bank's main office and its corporate offices are located in the town of Simsbury, Connecticut.  The Bank has branch offices in the towns of Granby, Avon, and Bloomfield, Connecticut. The Bank also maintains a business office in Canton, Connecticut.  The Bank's customer base consists primarily of individual consumers and small businesses in north central Connecticut.  The Bank has in excess of 21,000 deposit accounts.

The Bank offers a full range of commercial banking services to residents and businesses in its primary and secondary markets through a wide variety of mortgage programs, home equity lines and loans, FDIC-insured checking and savings accounts, and IRA and 401(k) rollovers, as well as safe deposit and other customary non-deposit banking services.  As of December 31, 2011, approximately 86% of the Bank's loans were secured by residential property located in Connecticut.

The Bank has two ATMs at its main office and at the Bloomfield branch, and one ATM at each of its other branch/business office locations. The ATMs generate activity fees based upon utilization by other banks' customers.  The Bank offers investment products to customers through SBT Investment Services, Inc., a wholly-owned subsidiary of the Bank, and through its affiliation with the securities broker/dealer, LPL Financial Services Corporation.

The Company earned net income of $909,530 for the year ended December 31, 2011, compared to $1,146,709 for the year ended December 31, 2010, a decrease of 21%.  Net income available to common shareholders after preferred dividends was $549,955, or $0.63 per diluted share, for the year ended December 31, 2011, compared to $888,709, or $1.03 per diluted share, for the year ended December 31, 2010, a decrease in diluted earnings per share of 39%.  The decrease in net income for 2011 compared to 2010 was primarily attributable to increased salaries and employee benefits expense and advertising and promotions fees as the Bank increased staffing by seven employees and increased marketing to prepare for future growth as well as a decrease in net interest margin.  Key financial highlights for the year ended December 31, 2011 compared to the year ended December 31, 2010 included the following:  total assets increased by $81 million or 27%; core deposits grew by $58 million or 30%; non-interest income increased by $605 thousand or 34%; and loans outstanding grew by $11 million or 6%.  Asset quality remained very favorable with total non-accrual loans and loans 30 or more days past due decreasing to 1.30% of loans outstanding on December 31, 2011 from 1.39% of loans outstanding on December 31, 2010.  The SBT Passive Investment Company, established in January of 2011, provided tax benefits in excess of $100 thousand for the year ended December 31, 2011.

In the third quarter of 2011, the Company established a Dividend Reinvestment Plan, providing shareholders with a convenient, economical and systematic method of purchasing additional shares of common stock.  In addition, the Company received $9 million in capital through the Small Business Lending Fund (the “SBLF”) administered by the United States Department of the Treasury (the “Treasury”).  The SBLF was created by the Treasury to encourage banks to increase lending to small businesses by providing capital to eligible banks at an adjustable dividend rate based on the volume of qualified lending.  Of the more than 900 applicants for SBLF funds, only 400 were preliminarily approved by the Treasury and of these preliminary approvals, only 332 applicants subsequently received SBLF funds.  The Company’s initial weighted average dividend rate is 3%.  As the Company’s small business loans increase over the next several quarters, the dividend rate on the entire $9 million in capital is expected to decline to the minimum dividend rate of 1%.  The Company used approximately $4.3 million of the proceeds to redeem all of the outstanding shares of preferred stock issued to the Treasury under the Treasury’s Troubled Asset Relief Program (“TARP”) Capital Purchase Program (“CPP”).  As of December 31, 2011, the Bank’s total risk-based capital ratio at December 31, 2011 was 14.44%.

Results of Operations for the Years Ended December 31, 2011, 2010, and 2009

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

Net interest and dividend income after provision for loan losses totaled $9,698,490 in 2011, which is an increase of $235,961, or 2.49%, from 2010.  Average assets have grown to $317 million at December 31, 2011 from $273 million at December 31, 2010 primarily due to deposits held at the Federal Reserve Bank of Boston.  The Bank’s net interest spread and net interest margin decreased to 3.13% and 3.27%, respectively, during 2011 as compared to 3.66% and 3.82%, respectively, during 2010.

The following table presents the average amounts outstanding for the major categories of the Bank’s interest-earning assets and interest-bearing liabilities and the average interest rates earned or paid thereon for the years ended December 31, 2011, 2010 and 2009.

NET INTEREST INCOME
(Dollars in thousands)

	For the Year Ended 12/31/11
	Average Balance	(1) Interest	Yield

Federal funds sold and overnight deposits	$46,980	$110	0.23%

Investments (1)	62,979	1,798	2.85

Mortgage loans	98,328	4,731	4.81
Commercial loans	52,735	2,904	5.51
Consumer loans	55,888	2,339	4.19
Term federal funds sold	-	-	-
Total loans	206,951	9,974	4.82%

Total interest-earning assets	$316,910	$11,882	3.75%

NOW deposits	$39,415	$34	0.09%
Savings deposits	126,065	481	0.38
Time deposits	76,339	974	1.28
Total interest-bearing deposits	241,819	1,489	0.62

Securities sold under agreements to Repurchase	3,314	28	0.84
Federal Home Loan Bank advances	-	-	-

Total interest-bearing liabilities	$245,133	$1,517	0.62%

Net interest income		$10,365
Net interest spread			3.13%
Net interest margin			3.27%

	For the Year Ended 12/31/10
	Average Balance	(1) Interest	Yield

Federal funds sold and overnight deposits	$14,192	$32	0.23%

Investments (1)	57,342	1,974	3.44

Mortgage loans	106,578	5,500	5.16
Commercial loans	49,904	2,714	5.44
Consumer loans	45,177	2,038	4.51
Term federal funds sold	-	-	-
Total loans	201,659	10,252	5.08%

Total interest-earning assets	$273,193	$12,258	4.49%

NOW deposits	$35,729	$40	0.11%
Savings deposits	103,179	585	0.57
Time deposits	76,286	1,149	1.51
Total interest-bearing deposits	215,194	1,774	0.82

Securities sold under agreements to repurchase	3,434	40	1.16
Federal Home Loan Bank advances	51	-	-

Total interest-bearing liabilities	$218,679	$1,814	0.83%

Net interest income		$10,444
Net interest spread			3.66%
Net interest margin			3.82%

NET INTEREST INCOME
(Dollars in thousands)

	For the Year Ended 12/31/09
	Average Balance	(1) Interest	Yield

Federal funds sold and overnight deposits	$14,829	$25	0.17%

Investments (1)	57,629	2,106	3.65

Mortgage loans	100,650	5,444	5.41
Commercial loans	49,657	2,759	5.56
Consumer loans	33,507	1,615	4.82
Term federal funds sold	227	3	1.32
Total loans	184,041	9,821	5.34

Total interest-earning assets	$256,499	$11,952	4.66%

NOW deposits	$32,670	$37	0.11%
Savings deposits	86,423	656	0.76
Time deposits	90,322	2,115	2.34
Total interest-bearing deposits	209,415	2,808	1.34

Securities sold under agreements to Repurchase	980	8	0.82
Federal Home Loan Bank advances	227	7	3.08

Total interest-bearing liabilities	$210,622	$2,823	1.34%

Net interest income		$9,129
Net interest spread			3.32%
Net interest margin			3.56%

(1)
On a fully taxable equivalent basis based on a tax rate of 34%.  Interest income on investments includes a fully taxable equivalent adjustment of $172,000 in 2011, $203,000 in 2010, and $161,000 in 2009.

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

	Year Ended December 31, 2011			Year Ended December 31, 2010
	Compared to			Compared to
	Year Ended December 31, 2010			Year Ended December 31, 2009
	Increase (Decrease)			Increase (Decrease)
	Due to			Due to
	Volume	Rate	Net	Volume	Rate	Net
	(In thousands)
Interest and dividend income:
Federal funds sold and overnight
Deposits	$77	$1	$78	$(1)	$9	$8
Investments	239	(415)	(176)	(10)	(122)	(132)
Loans	178	(456)	(278)	785	(354)	431
Total interest-earning assets	494	(870)	(376)	774	(467)	307

Interest expense:
NOW deposits	5	(11)	(6)	3	-	3
Savings deposits	219	(323)	(104)	233	(304)	(71)
Time deposits	1	(176)	(175)	(293)	(673)	(966)
Total interest-bearing deposits	225	(510)	(285)	(57)	(977)	(1,034)

Securities sold under agreements to
Repurchase	1	(13)	(12)	27	5	32
FHLB advances	-	-	-	(2)	(4)	(6)
Total interest-bearing liabilities	226	(523)	(297)	(32)	(976)	(1,008)
Net change in interest income	$268	$(347)	$(79)	$806	$509	$1,315

Provision for Loan Losses

Provisions for loan losses are charged to earnings to bring the total allowance for loan losses to a level deemed appropriate by the Bank’s management  based on such factors as historical experience, the volume and type of lending conducted by the Bank, the amount of non-performing loans, regulatory policies, generally accepted accounting principles, general economic conditions, and other factors related to the collectability of loans in the Bank’s portfolio.

Each month the Bank reviews the allowance for loan losses and makes additional provisions to the allowance, as needed.  For the year ended December 31, 2011, the allowance increased $143,763, net of charge-offs and recoveries.  The total allowance for loan losses at December 31, 2011 was $2,469,450 or 1.14% of outstanding loans.  This compares with a total allowance for loan losses of $2,325,687 at year-end 2010, which represented 1.13% of outstanding loans.  With the exclusion of loans to financial institutions (term federal funds sold), this ratio was 1.14% at year-end 2011 and 1.13% at 2010.  During 2011, the Bank charged off seventeen loans for a total of $356,870 compared to 2010 when it charged off eight loans for a total of $646,761.  The Bank recovered seven loans for $5,633 in 2011 and five loans for $6,147 in 2010.  Management believes the allowance for loan losses is adequate.

Noninterest Income and Noninterest Expense

The following table sets forth the various components of the Bank’s noninterest income (charges) and noninterest expense for the years ended December 31, 2011, 2010, and 2009.

NONINTEREST INCOME

	For Year Ended 12/31/11	% of Income	For Year Ended 12/31/10	% of Income	For Year Ended 12/31/09	% of Income

Service charges on deposit accounts	$510,604	21.4%	$523,770	29.5%	$544,054	35.7%
Safe deposit fees	90,226	3.8	80,230	4.5	80,968	5.3
Business manager income	3,755	0.2	116,338	6.5	109,425	7.2
Gain on loans sold, net	427,451	17.9	226,580	12.8	58,928	3.9
Gain on available-for-sale securities	445,338	18.7	-	-	-	-
SBT Investment Services, Inc	178,204	7.5	114,046	6.4	100,910	6.6
Other income	725,837	30.5	739,817	40.3	627,735	41.3
Noninterest income	$2,381,415	100.0%	$1,800,781	100.0%	$1,522,020	100.0%

NONINTEREST EXPENSE

	For Year Ended	% of	For Year Ended	% of	For Year Ended	% of
	12/31/11	Total	12/31/10	Total	12/31/09	Total

Salaries and employee benefits	$5,622,792	52.3%	$4,818,836	49.4%	$4,165,247	46.3%
Occupancy expense	1,097,570	10.2	1,133,024	11.6	1,128,436	12.5
Equipment expense	254,560	2.4	287,414	2.9	349,935	3.7
Professional fees	752,772	7.0	722,772	7.4	513,000	5.7
Advertising and promotions	490,086	4.5	407,944	4.2	398,365	4.4
Forms and supplies	186,668	1.7	146,103	1.5	185,882	2.1
Insurance	433,845	4.0	471,606	4.8	575,120	6.4
Loan expenses	64,520	0.6	199,443	2.0	94,742	1.1
Postage	82,276	0.8	97,779	1.0	103,912	1.2
Other expenses	1,769,437	16.5	1,469,586	15.2	1,482,846	16.6

Total	$10,754,526	100.0%	$9,754,507	100.0%	$8,997,485	100.0%

Noninterest income for the twelve months ended December 31, 2011 increased by approximately $581,000 to $2,381,415 from $1,800,781 for the twelve months ended December 31, 2010.  This increase was due primarily to an increase of approximately $201,000 in gains on loans sold and approximately $445,000 in gains on sales of available-for-sale securities.  For the twelve months ended December 31, 2010, noninterest income increased by approximately $279,000 to $1,800,781 from $1,522,020 for the twelve months ended December 31, 2009.  This increase was due primarily to an increase of approximately $168,000 in gains on loans sold.

At December 31, 2011, the Bank had 21,006 deposit accounts, an increase of 168 accounts or 0.8% over the number of accounts at year-end 2010 and 658 accounts more than at year-end 2009.  SBT Investment Services, Inc.’s revenues increased by approximately $64,000 in 2011 compared to 2010.

Noninterest expense for the year ended December 31, 2011 was approximately $10,755,000, an increase of approximately $1,000,000 or 10% over 2010.  The increase in 2011 was primarily related to an increase of approximately $804,000 in salaries and employee benefits and approximately $82,000 in advertising and promotions fees as the Bank increased staffing by seven employees and increased marketing to prepare for future growth.

Salaries and employee benefits comprised 52% of total noninterest expense during 2011, as compared to 49% in 2010.  Occupancy expense and equipment expense, at approximately 13% in 2011 and 14% in 2010, continue to be the other major categories of noninterest expense.

Financial Condition at Years Ended December 31, 2011, 2010 and 2009

The following table sets forth the average balances of each principal category of our assets, liabilities and capital accounts for the years ended December 31, 2011, 2010 and 2009.

Distribution of Assets, Liabilities and Stockholders’ Equity
(Dollars in thousands)

	For the Year Ended		For the Year Ended		For the Year Ended
	12/31/11		12/31/10		12/31/09
		Percent of		Percent of		Percent of
	Average	Total	Average	Total	Average	Total
	Balance	Assets	Balance	Assets	Balance	Assets
Assets
Cash and due from banks	$9,525	2.9%	$8,221	2.8%	$7,280	2.7%
Investment securities	63,737	19.1	58,211	20.1	57,881	21.4
Federal funds sold and overnight deposits	45,579	13.7	14,086	4.9	14,829	5.5
Loans, net	204,582	61.4	199,358	68.8	181,929	67.5
Premises and equipment	611	0.2	643	0.2	787	0.3
Accrued interest and other assets	9,203	2.7	9,081	3.2	6,909	2.6

Total assets	$333,237	100.0%	$289,600	100.0%	$269,615	100.0%

Liabilities and Stockholders' Equity
Deposits
Demand and NOW deposits	$102,442	30.7%	$83,348	28.8%	$70,154	26.0%
Savings deposits	126,065	37.8	103,179	35.6	86,423	32.1
Time deposits	76,339	22.9	76,286	26.4	90,322	33.5
Total deposits	304,846	91.4	262,813	90.8	246,899	91.6
Accrued interest and other liabilities	4,320	1.3	4,576	1.6	2,146	0.8

Total liabilities	309,166	92.7	267,389	92.4	249,045	92.4

Stockholders’ equity:
Preferred stock	3,515	1.1	4,049	1.4	3,079	1.1
Common stock	9,268	2.8	9,380	3.2	9,353	3.5
Retained earnings and other comprehensive income	11,288	3.4	8,782	3.0	8,138	3.0
Total stockholders’ equity	24,071	7.3	22,211	7.6	20,570	7.6

Total liabilities and stockholders’ equity	$333,237	100.0%	$289,600	100.0%	$269,615	100.0%

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

Securities may be pledged to meet security requirements imposed as a condition for receipt of deposits of public funds and repurchase agreements.  At December 31, 2011, the Bank had 38 securities with a carrying value totaling $14,983,075 pledged for such purposes.

As of December 31, 2011, the Bank’s investment portfolio consisted of U.S. government and agency securities, mortgage-backed securities, corporate bonds, municipal securities, and money market mutual funds.  The Bank’s policy is to stagger the maturities of its investments to meet overall liquidity requirements of the Bank.

The following table summarizes the amounts and distribution of the Bank’s investment securities held as of December 31, 2011, 2010, and 2009.

	Investment Portfolio
	(Dollars in thousands)

	December 31, 2011

	Amortized cost	Unrealized gains	Unrealized loss	Fair value	Yield
Available-for-sale securities
U.S. government and agency securities
Due within one year	$500	$2	$-	$502	1.49%
Due after one to five years	12,000	44	3	12,041	1.37
Total U.S. govt. and agency securities	12,500	46	3	12,543	1.37

State and municipal securities
Due after one to five years	499	5	-	504	5.10
Due after five to ten years	1,518	55	-	1,573	3.72
Due after ten to fifteen years	7,261	387	1	7,647	3.61
Due beyond fifteen years	3,637	251	-	3,888	3.69
Total state and municipal securities	12,915	698	1	13,612	3.70

Corporate debt securities
Due within one year	500	3	-	503	5.00
Due after one to five years	2,009	1	29	1,981	2.83
Total corporate debt securities	2,509	4	29	2,484	3.26

Mortgage-backed securities
Due within one year	2	-	-	2	5.26
Due after one to five years	376	9	-	385	3.63
Due after five to ten years	6,518	107	12	6,613	2.39
Due after ten to fifteen years	11,785	162	47	11,900	2.25
Due beyond fifteen years	7,935	137	106	7,966	3.15
Total mortgage-backed securities	26,616	415	165	26,866	2.57

SBA loan pool
Due after one to five years	130	3	-	133	4.63
Due after ten to fifteen years	1,101	120	-	1,221	5.09
Total SBA loan pool	1,231	123	-	1,354	5.04

Preferred stocks	-	-	-	-	0.00
Total available-for-sale securities	$55,771	$1,286	$198	$56,859	2.61%

	Investment Portfolio
	(Dollars in thousands)

	December 31, 2010

	Amortized cost	Unrealized gains	Unrealized loss	Fair value	Yield
Available-for-sale securities
U.S. government and agency securities
Due after one to five years	$10,750	$77	$36	$10,791	1.77%
Total U.S. govt. and agency securities	10,750	77	36	10,791	1.77

State and municipal securities
Due within one year	497	-	-	497	0.85
Due after one to five years	499	8	-	507	5.10
Due after five to ten years	3,196	63	3	3,256	3.57
Due after ten to fifteen years	5,294	17	108	5,203	3.90
Due beyond fifteen years	2,121	7	25	2,103	4.10
Total state and municipal securities	11,607	95	136	11,566	3.76

Corporate debt securities
Due after one to five years	1,003	21	2	1,022	3.65
Total corporate debt securities	1,003	21	2	1,022	3.65

Mortgage-backed securities
Due within one year	1	-	-	1	5.65
Due after one to five years	664	22	-	686	3.68
Due after five to ten years	5,053	136	5	5,184	3.63
Due after ten to fifteen years	8,127	145	45	8,227	3.12
Due beyond fifteen years	7,181	150	122	7,209	3.80
Total mortgage-backed securities	21,026	453	172	21,307	3.50

SBA loan pool
Due after one to five years	194	9	-	203	4.63
Due after five to ten years	1,265	100	-	1,365	5.14
Total SBA loan pool	1,459	109	-	1,568	5.07

Preferred stocks	17	18	-	35	0.00
Total available-for-sale securities	$45,862	$773	$346	$46,289	3.46%

	Investment Portfolio
	(Dollars in thousands)
	December 31, 2009

	Amortized cost	Unrealized gains	Unrealized loss	Fair value	Yield

Available-for-sale securities
U.S. government and agency securities
Due after one to five years	$15,723	$56	$12	$15,767	2.44%
Total U.S. govt. and agency securities	15,723	56	12	15,767	2.44

State and municipal securities
Due within one year	498	19	-	517	5.39
Due after one to five years	995	25	-	1,020	5.39
Due after five to ten years	1,103	6	7	1,102	3.41
Due after ten to fifteen years	4,434	49	20	4,463	3.88
Due beyond fifteen years	2,947	61	8	3,000	4.18
Total state and municipal securities	9,977	160	35	10,102	4.10

Corporate debt securities
Due after one to five years	509	27	-	536	5.00
Total corporate debt securities	509	27	-	536	5.00

Mortgage-backed securities
Due within one year	110	1	-	111	3.60
Due after one to five years	1,177	28	-	1,205	3.73
Due after five to ten years	3,480	93	-	3,573	4.07
Due after ten to fifteen years	9,052	108	41	9,119	3.95
Due beyond fifteen years	7,953	93	212	7,834	4.14
Total mortgage-backed securities	21,772	323	253	21,842	4.03

SBA loan pool
Due after one to five years	195	7	-	202	4.63
Due after five to ten years	1,445	60	-	1,505	5.18
Total SBA loan pool	1,640	67	-	1,707	5.11

Preferred stocks	17	40	-	57	0.00
Total available-for-sale securities	$49,638	$673	$300	$50,011	3.58%

Loan Portfolio

General

The following table presents the Bank’s loan portfolio as of December 31, 2011, 2010, 2009, 2008, and 2007.

LOAN PORTFOLIO
	(Dollars in thousands)

	December 31, 2011		December 31, 2010		December 31, 2009
		% Total		% Total		%Total
	Balance	Loans	Balance	Loans	Balance	Loans

Commercial, financial and agricultural *	$15,145	7.0%	$13,568	6.6%	$12,901	6.7%
Real estate – construction and land development	1,307	0.6	4,987	2.4	6,745	3.5
Real estate – residential	99,691	46.1	100,650	49.1	109,334	56.6
Real estate – commercial	39,723	18.4	31,294	15.3	28,721	14.9
Municipal	1,807	0.8	2,034	1.0	2,015	1.0
Home equity	48,485	22.5	47,746	23.4	29,075	15.0
Consumer	9,913	4.6	4,512	2.2	4,474	2.3

Total loans	216,071	100.0%	204,791	100.0%	193,265	100.0%

Allowance for loan losses	(2,469)		(2,326)		(2,211)
Deferred costs, net	482		327		250

Net loans	$214,084		$202,792		$191,304

* - Includes term federal funds sold of $0 at 12/31/2011, $0 at 12/31/2010, and $0 at 12/31/2009.

	December 31, 2008		December 31, 2007
	Balance	% Total Loans	Balance	% Total Loans

Commercial, financial and agricultural *	$15,742	8.7%	$16,585	10.0%
Real estate – construction and land development	8,871	4.9	10,756	6.5
Real estate – residential	126,042	70.1	113,629	68.7
Real estate – commercial	22,962	12.8	15,135	9.1
Municipal	2,082	1.2	1,916	1.2
Consumer	4,125	2.3	7,427	4.5

Total loans	179,824	100.0%	165,448	100.0%

Allowance for loan losses	(2,017)		(1,925)
Deferred costs, net	267		242

Net loans	$178,074		$163,765

* - Includes term federal funds sold of $2,000,000 at 12/31/2008 and $3,000,000 at 12/31/2007.

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

During the year ended December 31, 2011, there were 94 loans sold with a total principal balance of $18,123,200 resulting in a gain for the Bank of $390,100.  During the year ended December 31, 2010, there were 71 loans sold with a total principal balance of $14,706,700 resulting in a total gain for the Bank of $226,600. During the year ended December 31, 2009, there were 21 loans sold with a total principal balance of $4,718,800 resulting in a total gain for the Bank of approximately $59,000.  During 2008 there were no loans sold.  During the year ended December 31, 2007, the Bank sold one loan with a total principal balance of approximately $268,000 resulting in a total net loss of $414 for the Bank.

Consumer loans are made for the purpose of financing automobiles, various types of consumer goods, and other personal purposes.  Consumer loans generally provide for the monthly payment of principal and interest.  Most of the Bank’s consumer loans are secured by the personal property being purchased.

With certain exceptions, the Bank is permitted under applicable law to make related extensions of credit to any one borrowing entity up to 15% of the Bank’s capital and reserves.  An additional 10% is permitted under applicable law if the credit is fully secured by qualified collateral.  The Bank sells participations in its loans when necessary to stay within its lending limits.  As of December 31, 2011, these lending limits for the Bank were $4,429,354 and $7,382,257, respectively.

Loan Concentrations

The Bank does not have any significant concentrations in its loan portfolio by industry or group of industries.  As of December 31, 2011, approximately 86% of the Bank’s loans were secured by residential real property located in Connecticut.  As of December 31, 2010, approximately 71% of the Bank’s loans were secured by residential real property located in Connecticut.

Loan Portfolio Maturities and Interest Rate Sensitivity

 The following table summarizes the maturities and interest rate sensitivity of the Bank’s loan portfolio.

MATURITIES AND RATE SENSITIVITY OF LOANS
As of December 31, 2011
(In thousands)

	One Year	Over One to	Over
	or Less	Five Years	Five Years	Total

Commercial, financial and agricultural	$6,349	$8,797	$-	$15,146
Real estate - construction and land development	1,307	-	-	1,307
Real estate – residential	43,213	63,749	41,214	148,176
Real estate – commercial	36,869	190	2,664	39,723
Municipal	1,807	-	-	1,807
Consumer	3,868	6,044	-	9,912
Total loans	$93,413	$78,780	$43,878	$216,071

Loans with fixed interest rates	$24,576	$68,544	$42,460	$135,580

Loans with variable interest rates	68,837	10,236	1,418	80,491
Total loans	$93,413	$78,780	$43,878	$216,071

The following table sets forth the Bank’s loan commitments, standby letters of credit, and unadvanced portions of loans at December 31, 2011, 2010 and 2009.

LOAN COMMITMENTS AND STANDBY LETTERS OF CREDIT
(In thousands)

	12/31/11	12/31/10	12/31/09

Commitments to originate loans	$4,571	$2,701	$1,498
Standby letters of credit	293	233	337
Unadvanced portion of loans:
Construction	70	4,322	3,474
Commercial lines of credit	8,059	7,858	7,744
Consumer	674	735	701
Home equity lines of credit	28,715	24,120	24,232
Commercial real estate, land	-	-	-

Total	$42,382	$39,969	$37,986

Non-Performing Assets

Interest on performing loans is accrued and taken into income daily.  Loans over 90 days past due are deemed “non-performing” and are placed on a nonaccrual status, unless the loan is well collateralized and in the process of collection.  Interest received on nonaccrual loans is credited to income only upon receipt and in certain circumstances may be applied to principal until the loan has been repaid in full, at which time the interest received is credited to income.  The Bank had 19 nonaccrual loans with a balance of approximately $2,306,000 as of December 31, 2011, 19 nonaccrual loans with a balance of approximately $2,300,000 as of December 31, 2010, 21 nonaccrual loans with a balance of approximately $3,200,000 as of December 31, 2009, 12 nonaccrual loans with a balance of approximately $561,000 as of December 31, 2008, and one nonaccrual loan with a balance of approximately $5,000 as of December 31, 2007.  Gross interest that would have been recorded if the nonaccrual loans had been current was approximately $137,000 for the year ended December 31, 2011, approximately $136,000 for the year ended December 31, 2010, approximately $77,000 for the year ended December 31, 2009, and approximately $26,000 for the year ended December 31, 2008.  For the year ended December 31, 2007, the gross interest that would have been recorded if the nonaccrual loans had been current was immaterial.

The amount of interest on nonaccrual loans included in net income was approximately $29,000 for the year ended December 31, 2011, approximately $61,000 for the year ended December 31, 2010, approximately $18,000 for the year ended December 31, 2009, and approximately $19,000 for the year ended December 31, 2008.  For the year ended December 31, 2007, the amount of interest on nonaccrual loans included in net income was immaterial.  As of December 31, 2011, the Bank had one loan of approximately $204,000 that was more than 90 days past due and still accruing interest.  As of December 31, 2010, the Bank had no loans more than 90 days past due and still accruing interest.  As of December 31, 2009, the Bank had two loans with a balance of approximately $202,000 that were more than 90 days past due and still accruing interest.  The Bank had four loans with a balance of approximately $90,000 as of December 31, 2008 and one loan with a balance of approximately $1,000 as of December 31, 2007 that were more than 90 days past due and still accruing interest.

When appropriate or necessary to protect the Bank’s interests, real estate taken as collateral on a loan may be taken by the Bank through foreclosure or a deed in lieu of foreclosure.  Real property acquired in this manner by the Bank is referred to as “other real estate owned” (“OREO”), and is carried on the books of the Bank as an asset, at the lesser of the Bank’s recorded investment or the fair value less estimated costs to sell.  As of December 31, 2011, the Bank held no OREO property.  As of December 31, 2010, there was $350,121 in OREO property held by the Bank.  As of December 31, 2009, 2008, and 2007, there was no OREO held by the Bank.

A loan whose terms have been modified due to financial difficulties of a borrower is reported as a troubled debt restructure (“TDR”).  All TDR loans are placed on nonaccrual status until the loan qualifies for return to accrual status. Loans qualify for return to accrual status once they have demonstrated performance with the restructured terms of the loan agreement for a minimum of six months.  The Bank had two TDR loans at December 31, 2011 and December 31, 2010 with an aggregate balance of approximately $570,000 and $408,000, respectively.  The Bank had no TDR loans at December 31, 2009, 2008, and 2007.

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

There were classified loans with a combined outstanding balance of $9,570,444 as of December 31, 2011; $6,588,642 as of December 31, 2010; $9,382,436 as of December 31, 2009; $5,944,355 as of December 31, 2008; and $4,157,400 as of December 31, 2007.

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

The following table summarizes the Bank’s loan loss experience, transactions in the allowance for loan losses, and certain prominent ratios at or for the years ended December 31, 2011, 2010, 2009, 2008, and 2007.

	At or For the Year Ended 12/31/11	At or For the Year Ended 12/31/10

ALLOWANCE FOR LOAN LOSSES
Balance at beginning of period	$2,326	$2,211
Charge-offs:
Commercial, financial and agricultural	(297)	(627)
Installment loans to individuals	(61)	(20)
Total charge-offs	(358)	(647)
Recoveries:
Commercial, financial and agricultural	-	1
Installment loans to individuals	6	6
Total recoveries	6	7

Net loans (charged-off) recovered	(352)	(640)
Provision for loan losses	495	755
Balance at end of period	$2,469	$2,326

BALANCES
Average total loans	$207,680	$202,181
Total loans at end of period	214,084	204,792

RATIOS
Allowance for loan losses to average loans	1.19%	1.15%
Allowance for loan losses to loans at end of period	1.15	1.14

	At or For the Year Ended 12/31/09	At or For the Year Ended 12/31/08

ALLOWANCE FOR LOAN LOSSES
Balance at beginning of period	$2,017	$1,924
Charge-offs:
Commercial, financial and agricultural	(226)	(130)
Installment loans to individuals	(132)	(229)
Total charge-offs	(358)	(359)
Recoveries:
Commercial, financial and agricultural	3	2
Installment loans to individuals	2	-
Total recoveries	5	2

Net loans (charged-off) recovered	(353)	(357)
Provision for loan losses	547	450
Balance at end of period	$2,211	$2,017

BALANCES
Average total loans	$184,089	$173,168
Total loans at end of period	193,265	179,824

RATIOS
Allowance for loan losses to average loans	1.20%	1.17%
Allowance for loan losses to loans at end of period	1.14	1.12

At or For the Year Ended 12/31/07
ALLOWANCE FOR LOAN LOSSES
Balance at beginning of period	$1,698
Total charge-offs (installment loans to individuals)	(24)
Total recoveries (installment loans to individuals)	-
Net loans (charged-off) recovered	(24)
Provision for loan losses	250

Balance at end of period	$1,924
BALANCES
BALANCES Average total loans	$157,326
Total loans at end of period	165,448

RATIOS
RATIOS
Allowance for loan losses to average loans	1.22%
Allowance for loan losses to loans at end of period	1.16

The following table summarizes the allocation of the allowance for loan losses by loan type and the percent of loans in each category compared to total loans at December 31, 2011, 2010, 2009, 2008 and 2007.

ALLOCATION OF ALLOWANCE FOR LOAN LOSSES
(Dollars in thousands)

	December 31, 2011		December 31, 2010		December 31, 2009
		% of		% of		% of
	Allocation of	Loans by	Allocation of	Loans by	Allocation of	Loans by
	Allowance	Category	Allowance	Category	Allowance	Category

Real estate - residential	$1,093	68.6%	$1,198	72.5%	$1,229	71.6%
Real estate - commercial	572	18.4	465	15.3	450	14.9
Real estate – construction and land development	22	0.6	68	2.4	106	3.5
Commercial, financial and agricultural	385	7.0	377	6.6	341	6.7
Municipal	37	0.8	34	1.0	38	1.0
Consumer	166	4.6	91	2.2	47	2.3
Unallocated	194	-	93	-	-	-

Total	$2,469	100.0%	$2,326	100.0%	$2,211	100.0%

	December 31, 2008		December 31, 2007
	Allocation of Allowance	% of Loans by Category	Allocation of Allowance	% of Loans by Category

Real estate - residential	$639	70.1%	$563	68.7%
Real estate - commercial	823	12.8	316	9.1
Real estate – construction and land development	77	4.9	464	6.5
Commercial, financial and agricultural	345	8.8	363	10.0
Municipal	33	1.2	31	1.2
Consumer	100	2.2	188	4.5
Unallocated	-	-	-	-

Total	$2,017	100.0%	$1,925	100.0%

Deposits

Deposits are the Bank’s primary source of funds.  At December 31, 2011, the Bank had a deposit mix of 43% checking, 34% savings, and 23% certificates of deposit.  Thirty percent of the total deposits of $344.8 million were noninterest bearing at December 31, 2011.  At December 31, 2010, the Bank had a deposit mix of 34% checking, 37% savings, and 29% certificates of deposit.  Twenty-one percent of the total deposits of $269.3 million were noninterest bearing at December 31, 2010.  At December 31, 2011, $45.5 million of the Bank’s deposits were from public sources and at December 31, 2010, $35.6 million of the Bank’s deposits were from public sources.  The Bank’s net interest income is enhanced by its percentage of noninterest bearing deposits.

The Bank’s deposits are obtained from a cross-section of the communities it serves.  No material portion of the Bank’s deposits has been obtained from or is dependent upon any one person or industry.  The Bank’s business is not seasonal in nature.  The Bank accepts deposits in excess of $100,000 from customers.  Those deposits are priced to remain competitive.  Through the Promontory Interfinancial Network LLC’s Certificate of Deposit Accounts Registry Service (CDARS) program, the Bank has brokered deposits of $9,017,198 as of December 31, 2011, and $7,700,879 as of December 31, 2010.

The Bank is not dependent upon funds from sources outside the United States and has not made loans to any foreign entities.

The following table summarizes the distribution of average deposits and the average annualized rates paid for the years ended December 31, 2011, 2010 and 2009.

AVERAGE DEPOSITS
(Dollars in thousands)

	For the Year Ended		For the Year Ended		For the Year Ended
	December 31, 2011		December 31, 2010		December 31, 2009
	Average	Average	Average	Average	Average	Average
	Balance	Rate	Balance	Rate	Balance	Rate

Demand deposits	$63,027	0.00%	$47,618	0.00%	$37,484	0.00%
NOW deposits	39,415	0.09	35,729	0.11	32,670	0.11
Savings deposits	126,065	0.38	103,179	0.57	86,423	0.76
Time deposits	76,339	1.28	76,286	1.51	90,323	2.34

Total average deposits	$304,846	0.53%	$262,812	0.68%	$246,900	1.14%

The following table indicates the maturity schedule for the Bank’s time deposits of $100,000 or more as of December 31, 2011, 2010 and 2009.

SCHEDULED MATURITY OF TIME DEPOSITS OF $100,000 OR MORE
(Dollars in thousands)

	December 31, 2011		December 31, 2010		December 31, 2009
		% of		% of		% of
	Balance	Total	Balance	Total	Balance	Total

Three months or less	$12,881	37.2%	$12,126	37.6%	$14,342	41.4%
Over three through six months	8,168	23.6	6,166	19.1	6,984	20.1
Over six through twelve months	7,084	20.5	3,277	10.2	5,983	17.2
Over twelve months	6,468	18.7	10,673	33.1	7,369	21.3

Total Time Deposits	$34,601	100.0%	$32,242	100.0%	$34,678	100.0%

Liquidity and Asset-Liability Management

Liquidity management for banks requires that funds always be available to pay anticipated deposit withdrawals and maturing financial obligations promptly and fully in accordance with their terms.  The balance of the funds required is generally provided by payments on loans, sale of loans, liquidation of assets, borrowings, and the acquisition of additional deposit liabilities.

One method banks utilize for acquiring additional liabilities is through the acceptance of “brokered deposits” (defined to include not only deposits received through deposit brokers but also deposits bearing interest in excess of 75 basis points over market rates), typically attracting large certificates of deposit at high interest rates.  The Company is a member of Promontory Interfinancial Network LLC’s Certificate of Deposit Accounts Registry Service (CDARS).  This allows the Company to offer its customers FDIC insurance on deposits in excess of $250,000, which reflects the deposit insurance limits in effect on the report date, by placing the deposits in the CDARS network.  Accounts placed in this manner are considered brokered deposits.  As of December 31, 2011, the Company had $9,017,198 of deposits in the CDARS network compared to $7,700,879 of deposits in the CDARS network as of December 31, 2010.  The Company had no other brokered deposits as of December 31, 2011 and December 31, 2010.

Liquidity of a financial institution, such as a bank, is measured based on its ability to have liquid assets sufficient to meet its short term obligations.  The net sum of liquid assets less anticipated current obligations represents the basic liquidity surplus of the Company.  The Company maintains a portion of its funds in cash deposits in other banks, federal funds sold, and available-for-sale securities to meet its obligations for anticipated depositors’ demands in the near future.  As of December 31, 2011, the Company held $86.6 million in cash and cash equivalents, net of required FRB reserves of $5.3 million, and $41.9 million in available-for-sale securities, net of pledged investments of $15.0 million, for total liquid assets of $128.5 million.  As of December 31, 2011, the Company’s anticipated short term liability obligations were $44.0 million, which resulted in a basic liquidity surplus of $84.5 million that represented 22% of total assets.  As of December 31, 2010, the Company’s held $29.9 million in cash and cash equivalents, net of required FRB reserves of $1.0 million, and $29.7 million in available-for-sale securities, net of pledged investments of $16.6 million, for total liquid assets of $59.6 million.  As of December 31, 2010, the Company’s anticipated short term liability obligations were $35.1 million, which resulted in a basic surplus of $24.5 million that represented 8% of total assets.

The careful planning of asset and liability maturities and the matching of interest rates to correspond with these   maturities is an integral part of the active management of an institution’s net yield.  To the extent maturities of assets and liabilities do not match in a changing interest rate environment, net yields may be affected.  Even with perfectly matched  repricing of assets and liabilities, risks remain in the form of prepayment of assets, timing lags in adjusting certain assets and liabilities that have varying sensitivities to market interest rates and basis risk.  In its overall attempt to match assets and liabilities, management takes into account rates and maturities offered in connection with its certificates of deposit and provides for the extension of variable rate loans to borrowers.  The Company has generally been able to control its exposure to changing interest rates by maintaining floating interest rate loans, shorter term investments, and a majority of its time certificates of deposit with relatively short maturities.

The table below sets forth the interest rate sensitivity of the Bank’s interest-sensitive assets and interest-sensitive liabilities as of December 31, 2011, 2010 and 2009, using the interest rate sensitivity gap ratio.  For the purposes of the following table, an asset or liability is considered rate-sensitive within a specified period when it can be repriced or matures within its contractual terms.

INTEREST RATE SENSITIVITY
(Dollars in thousands)

	December 31, 2011
	Due within	Due in	Due after One	Due after
	Three	Three to Twelve	Year to Five	Five
	Months	Months	Years	Years	Total

Rate sensitive assets
Federal funds sold and overnight Deposits	$2,024	$-	$-	$-	$2,024
Available-for-sale securities	7,315	10,312	21,977	17,255	56,859
Total loans	72,145	21,268	78,780	43,878	216,071
Total	$81,484	$31,580	$100,757	$61,133	$274,954

Rate sensitive liabilities
NOW deposits	$2,269	$-	$-	$43,112	$45,381
Savings deposits	80,969	-	-	37,968	118,937
Time deposits	21,218	38,587	16,876	-	76,681
Securities sold under agreements to repurchase	3,548	-	-	-	3,548
FHLB advances	-	-	-	-	-
Total	$108,004	$38,587	$16,876	$81,080	$244,547

Interest rate sensitivity gap	(26,520)	(7,007)	83,881	(19,947)	$30,407
Cumulative gap	$(26,520)	$(33,527)	$50,354	$30,407

Cumulative gap ratio to total assets	(7)%	(9)%	13%	8%

	December 31, 2010
	Due within	Due in	Due after One	Due after
	Three	Three to Twelve	Year to Five	Five
	Months	Months	Years	Years	Total

Rate sensitive assets
Federal funds sold and overnight deposits	$2,787	$-	$-	$-	$2,787
Available-for-sale securities	2,109	13,541	16,409	14,230	46,289
Total loans	62,256	20,195	76,464	45,876	204,791
Total	$67,152	$33,736	$92,873	$60,106	$253,867

Rate sensitive liabilities
NOW deposits	$1,800	$-	$-	$34,190	$35,990
Savings deposits	69,053	-	-	31,165	100,218
Time deposits	23,508	32,156	22,068	-	77,732
Securities sold under agreements to repurchase	3,235	-	-	-	3,235
Total	$97,596	$32,156	$22,068	$65,355	$217,175

Interest rate sensitivity gap	(30,444)	1,580	70,805	(5,249)	$36,692
Cumulative gap	$(30,444)	$(28,864)	$41,941	$36,692

Cumulative gap ratio to total assets	(10)%	(10)%	14%	12%

INTEREST RATE SENSITIVITY (Dollars in thousands)

	December 31, 2009
	Due within	Due in	Due after One	Due after
	Three	Three to Twelve	Year to Five	Five
	Months	Months	Years	Years	Total

Rate sensitive assets
Federal funds sold and overnight deposits	$4,916	$-	$-	$-	$4,916
Available-for-sale securities	5,334	15,943	18,458	10,276	50,011
Total loans	60,116	22,411	68,026	42,712	193,265
Total	$70,366	$38,354	$86,484	$52,988	$248,192

Rate sensitive liabilities
NOW deposits	$1,751	$-	$-	$33,262	$35,013
Savings deposits	59,814	-	-	29,655	89,469
Time deposits	26,534	38,805	16,738	-	82,077
Securities sold under agreements to
repurchase	913	-	-	-	913
Total	$89,012	$38,805	$16,738	$62,917	$207,472

Interest rate sensitivity gap	(18,646)	(451)	69,746	(9,929)	$40,720
Cumulative gap	$(18, 646)	$(19,097)	$50,649	$40,720

Cumulative gap ratio to total assets	(7)%	(7)%	19%	15%

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

Capital Reserve
The Federal Deposit Insurance Corporation Improvement Act of 1991 (“FDICIA”) defines specific capital categories based upon an institution’s capital ratios.  The capital categories, in declining order, are: (i) “well capitalized”; (ii) “adequately capitalized”; (iii) “under-capitalized”; (iv) “significantly under-capitalized”; and (v) “critically under-capitalized”.  Under FDICIA and the FDIC’s prompt corrective action rules, the FDIC may take any one or more of the following actions against an “under-capitalized” bank:  restrict dividends and management fees, restrict asset growth, and prohibit new acquisitions, new branches or new lines of business without prior FDIC approval.  If a bank is “significantly under-capitalized”, the FDIC may also require the bank to raise capital, restrict interest rates a bank may pay on deposits, require a reduction in assets, restrict any activities that might cause risk to the bank, require improved management, prohibit the acceptance of deposits from correspondent banks, and restrict compensation to any senior executive officer.  When a bank becomes “critically under-capitalized” (i.e., the ratio of tangible equity to total assets is equal to or less than 2%), the FDIC must, within 90 days thereafter, appoint a receiver for the bank or take such action as the FDIC determines would better achieve the purposes of the law.  Even where such other action is taken, the FDIC generally must appoint a receiver for a bank if the bank remains “critically under-capitalized” during the calendar quarter beginning 270 days after the date on which the bank became “critically under-capitalized”.

The regulations implementing these provisions of FDICIA provide that a bank will be classified as “well capitalized” if it (i) has a Tier 1 leverage ratio of at least 5%, (ii) has a Tier 1 risk-based capital ratio of at least 6%, (iii) has a total risk-based capital ratio of at least 10%, and (iv) meets certain other requirements. A bank will be classified as “adequately capitalized” if it (i) has a Tier 1 leverage ratio of (a) at least 4%, or (b) at least 3% if the bank was rated 1 in its most recent examination and is not experiencing or anticipating significant growth, (ii) has a Tier 1 risk-based capital ratio of at least 4%, (iii) has a total risk-based capital ratio of at least 8%, and (iv) does not meet the definition of “well capitalized.” A bank will be classified as “undercapitalized” if it (i) has a Tier 1 leverage ratio of (a) less than 4%, or (b) less than 3% if the bank was rated 1 in its most recent examination and is not experiencing or anticipating significant growth, (ii) has a Tier 1 risk-based capital ratio of less than 4%, or (iii) has a total risk-based capital ratio of less than 8%. A bank will be classified as “significantly undercapitalized” if it (i) has a Tier 1 leverage ratio of less than 3%, (ii) has a Tier 1 risk-based capital ratio of less than 3%, or (iii) has a total risk-based capital ratio of less than 6%. An institution will be classified as “critically undercapitalized” if it has a tangible equity to total assets ratio that is equal to or less than 2%. An insured depository institution may be deemed to be in a lower capitalization category if the FDIC has determined (i) that the insured depository institution is in unsafe or unsound condition or (ii) that, in the most recent examination of the insured depository institution, the insured depository institution received and has not corrected a less-than-satisfactory rating for any of the categories of asset quality, management, earnings, or liquidity.

As of December 31, 2011, the most recent notification from the FDIC categorized the Bank as “well capitalized” under the regulatory framework for prompt corrective action.  To be categorized as “well capitalized,” the Bank must maintain minimum Tier 1 leverage, Tier 1 risk-based and total risk-based ratios as set forth in the table below.  Management of the Bank believes there are no conditions that have changed the Bank’s category since December 31, 2011.

At December 31, 2011, 2010 and 2009, the Bank’s capital exceeded all minimum regulatory requirements and the Bank was considered to be “well capitalized” as defined in the regulations issued by the FDIC.

	Actual 12/31/11	Actual 12/31/10	Actual 12/31/09	Well- Capitalized
Bank:
Tier 1 capital (to average assets)	7.46%	7.00%	7.35%	5.00%
Tier 1 capital (to risk weighted assets)	13.19%	11.41%	12.71%	6.00%
Total capital (to risk weighted assets)	14.44%	12.66%	13.97%	10.00%

Inflation

The impact of inflation on financial institutions may differ significantly from the impact exerted on other companies.  Banks, as financial intermediaries, have numerous assets and liabilities that may move in concert with inflation, both as to interest rates and as to value.  This is especially true for companies with a high percentage of interest-rate-sensitive assets and liabilities, such as a bank.  Banks seek to reduce the impact of inflation by managing the interest-rate-sensitivity gap.  The Company attempts to manage its interest-rate-sensitivity gap and to structure its mix of financial instruments in order to minimize the potential adverse effects of inflation or other market forces on its net interest income and, therefore, its earnings and capital.

Financial institutions are also affected by inflation’s impact on non-interest expenses such as salaries and occupancy expenses.  From 1992 through December 31, 2011, inflation has remained relatively stable due primarily to continuous management of the money supply by the Federal Reserve.  Based on the Company’s interest-rate-sensitivity position, the Company may be adversely affected by changes in interest rates in the short term.  As such, the management of the money supply by the Federal Reserve to control the rate of inflation has an indirect impact on the earnings of the Company.  Also, changes in interest rates may have a corresponding impact on the ability of borrowers to repay loans with the Company.

Options Outstanding

The Company previously issued options to purchase shares of its common stock under the SBT Bancorp 1998 Stock Plan (the “1998 Plan”).  As of March 20, 2012, there were options outstanding to purchase an aggregate of 31,500 shares of the Company’s authorized but unissued common stock at a price of between $15.65 and $31.50 per share and which will expire between the years 2012 and 2017. The 1998 Plan expired in March 2008.

Following shareholder approval in 2011, the Company established the SBT Bancorp, Inc. 2011 Stock Award and Option Plan (the “2011 Plan”), effective June 1, 2011, to provide stock awards and options to employees, officers and directors of the Company in order to attract them to the Company, give them a proprietary interest in the Company, and to encourage them to remain in the employ or service of the Company.  The maximum number of shares of the Company’s common stock that may be delivered pursuant to awards or options under the 2011 Plan is 100,000 shares.  As of March 28, 2012, 11,620 shares of restricted stock have been granted to directors and officers of the Bank and the remaining number of shares and options to be granted under the 2011 Plan was 88,380. The 2011 Plan will expire on March 16, 2021.

During 2011, the Company granted 11,620 shares of restricted stock with an award value of $234,929, or $20.22 per share.  The restricted shares vest over a three year period.  During 2011, the Company recognized compensation expense related to the restricted shares awarded in the amount of $28,748.  Of the 11,620 shares of restricted stock that were granted in 2011, 414 shares were forfeited prior to vesting.

A summary of the status of the Company’s equity plans as of December 31, 2011 and 2010 and changes during the years ended on such dates is presented below:

	2011		2010
		Weighted-Average		Weighted-Average
Fixed Options	Shares	Exercise Price	Shares	Exercise Price
Outstanding at beginning of year	49,875	$30.21	51,189	$30.33
Granted	-	-	-	-
Exercised	-	-	-	-
Forfeited	(17,064)	30.48	(1,314)	34.90
Outstanding at end of year	32,811	30.07	49,875	30.21

Options exercisable at year-end	32,811	30.07	49,875	30.21
Weighted-average fair value of
options granted during the year
	N/A		N/A

The following table summarizes information about fixed stock options outstanding as of December 31, 2011:

Options Outstanding and Exercisable
		Weighted-Average
	Number	Remaining	Number
Exercise Price	Outstanding	Contractual Life	Exercisable	Exercise Price

$15.65	1,311	1.2	1,311	$15.65
31.50	21,000	5.0	21,000	31.50
29.00	10,500	5.5	10,500	29.00
30.07	32,811	5.0	32,811	30.07

As of December 31, 2011, compensation costs related to share-based arrangements granted under the Company’s equity plans have been fully recognized.  The total value of shares that vested during the years ended December 31, 2011 and 2010 was $ 0 and $9,467, respectively.

The Board of Directors and Stockholders
SBT Bancorp, Inc.
Simsbury, Connecticut

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have audited the accompanying consolidated balance sheets of SBT Bancorp, Inc. and Subsidiary as of December 31, 2011 and 2010 and the related consolidated statements of income, changes in stockholders' equity and cash flows for the years then ended.  These consolidated financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of SBT Bancorp, Inc. and Subsidiary as of December 31, 2011 and 2010 and the consolidated results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

SHATSWELL, MacLEOD & COMPANY, P.C.

West Peabody, Massachusetts
March 23, 2012

SBT BANCORP, INC. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEET

December 31, 2011 and 2010

ASSETS	2011	2010
Cash and due from banks	$19,217,376	$7,164,252
Interest-bearing deposits with the Federal Reserve Bank of Boston and Federal Home Loan Bank	65,292,509	12,577,125
Money market mutual funds	5,346,422	8,342,967
Federal funds sold	2,024,000	2,787,000
Cash and cash equivalents	91,880,307	30,871,344
Interest-bearing time deposits with other banks	4,727,801	5,963,426
Investments in available-for-sale securities	56,859,126	46,289,197
Federal Home Loan Bank stock, at cost	659,600	659,600
Loans held for sale	-	-

Loans outstanding	216,552,906	205,118,164
Less allowance for loan losses	2,469,450	2,325,687
Loans, net	214,083,456	202,792,477
Premises and equipment	679,080	561,713
Accrued interest receivable	964,093	904,896
Other real estate owned	-	350,121
Bank owned life insurance	4,172,744	4,013,099
Other assets	3,012,872	3,160,718
Total assets	$377,039,079	$295,566,591
LIABILITIES AND STOCKHOLDERS' EQUITY
Deposits:
Demand deposits	$103,778,389	$55,338,463
Savings and NOW deposits	164,318,008	136,208,224
Time deposits	76,681,069	77,732,339
Total deposits	344,777,466	269,279,026
Securities sold under agreements to repurchase	3,547,736	3,235,083
Other liabilities	1,270,475	1,085,121
Total liabilities	349,595,677	273,599,230
Stockholders' equity:
Preferred stock, fixed rate cumulative perpetual, Series A, no par; 4,000 shares issued in 2010; liquidation value of $1,000 per share	-	3,850,500
Preferred stock, fixed rate cumulative perpetual, Series B, no par; 200 shares issued in 2010; liquidation value of $1,000 per share	-	219,500
Preferred stock, senior non-cumulative perpetual, Series C, no par; 9,000 shares issued and outstanding at December 31, 2011; liquidation value of $1,000 per share	8,952,124	-
Common stock, no par value; authorized 2,000,000 shares; issued and outstanding 876,808 shares and 876,394 shares, respectively, in 2011 and 864,976 shares and 864,976 shares, respectively, in 2010	9,620,201	9,381,535
Retained earnings	8,360,044	8,255,217
Treasury stock, 414 shares	(7,351)	-
Unearned compensation restricted stock awards	(198,830)	-
Accumulated other comprehensive income	717,214	260,609
Total stockholders' equity	27,443,402	21,967,361
Total liabilities and stockholders' equity	$377,039,079	$295,566,591

The accompanying notes are an integral part of these consolidated financial statements.

SBT BANCORP, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF INCOME

Years Ended December 31, 2011 and 2010

	2011	2010
Interest and dividend income:
Interest and fees on loans	$9,975,186	$10,227,783
Interest on debt securities:
Taxable	991,904	1,120,003
Tax-exempt	450,097	455,493
Dividends	8,719	6,157
Other interest	284,542	221,621
Total interest and dividend income	11,710,448	12,031,057
Interest expense:
Interest on deposits	1,488,948	1,773,383
Interest on Federal Home Loan Bank advances	-	175
Interest on securities sold under agreements to repurchase	28,010	39,970
Total interest expense	1,516,958	1,813,528
Net interest and dividend income	10,193,490	10,217,529
Provision for loan losses	495,000	755,000
Net interest and dividend income after provision for loan losses	9,698,490	9,462,529
Noninterest income:
Service charges on deposit accounts	510,604	523,770
Gain on sale of investments	445,338	-
Gain on sale of mortgages	427,451	226,580
Investment services fees and commissions	178,204	114,046
Other service charges and fees	650,914	760,549
Increase in cash surrender value of life insurance policies	159,645	167,016
Other income	9,259	8,820
Total noninterest income	2,381,415	1,800,781
Noninterest expense:
Salaries and employee benefits	5,622,792	4,818,836
Occupancy expense	1,097,570	1,133,024
Equipment expense	254,560	287,414
Loss on sale of other real estate owned	27,659	-
Professional fees	752,772	722,772
Advertising and promotions	490,086	407,944
Forms and supplies	186,668	146,103
Correspondent charges	311,827	290,468
FDIC assessment	360,554	402,837
Postage	82,276	97,779
Directors’ fees	197,439	146,233
Data processing	446,027	394,585
Other expense	924,296	906,512
Total noninterest expense	10,754,526	9,754,507
Income before income tax expense	1,325,379	1,508,803
Income tax expense	415,849	362,094
Net income	$909,530	$1,146,709
Net income available to common stockholders	$549,955	$888,709
Earnings per common share	$0.64	$1.03
Earnings per common share, assuming dilution	$0.63	$1.03

The accompanying notes are an integral part of these consolidated financial statements.

SBT BANCORP, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
Years Ended December 31, 2011 and 2010

							Unearned	Accumulated
							Compensation	Other
	Preferred Stock			Common	Retained	Treasury	Restricted Stock	Comprehensive
	Series A	Series B	Series C	Stock	Earnings	Stock	Awards	Income	Total
Balance, December 31, 2009	$3,804,500	$225,500	$-	$9,372,068	$7,781,696	$-	$-	$227,814	$21,411,578
Comprehensive income:
Net income	-	-	-	-	1,146,709		-	-	-
Net change in unrealized holding gain on available-for-sale securities, net of tax effect	-	-	-	-	-	-	-	32,795	-
Comprehensive income	-	-	-	-	-	-	-	-	1,179,504
Preferred stock dividends	-	-	-	-	(218,000)	-	-	-	(218,000)
Preferred stock amortization (accretion)	46,000	(6,000)	-	-	(40,000)	-	-	-	-
Stock based compensation	-	-	-	9,467	-	-	-	-	9,467
Dividends declared common stock ($0.48 per share)	-	-	-	-	(415,188)	-	-	-	(415,188)
Balance, December 31, 2010	3,850,500	219,500	-	9,381,535	8,255,217	-	-	260,609	21,967,361
Comprehensive income:
Net income	-	-		-	909,530	-	-	-	-
Net change in unrealized holding gain on available-for-sale securities, net of tax effect	-	-	-	-	-	-	-	456,605	-
Comprehensive income	-	-	-	-	-	-	-	-	1,366,135
Preferred stock dividends	-	-	-	-	(252,137)	-	-	-	(252,137)
Preferred stock amortization (accretion)	149,500	(19,500)	4,688	-	(134,688)	-	-	-	-
Stock based compensation	-	-	-	-	-	-	28,748	-	28,748
Forfeiture – restricted stock award	-	-	-	-	50	(7,351)	7,351	-	50
Restricted stock awards	-	-	-	234,929	-	-	(234,929)	-	-
Preferred stock redeemed	(4,000,000)	(200,000)	-	-	-	-	-	-	(4,200,000)
Preferred stock issued, net of issuance costs	-	-	8,947,436	-	-	-	-	-	8,947,436
Common stock issued	-	-	-	3,737	-	-	-	-	3,737
Dividends declared common stock ($.48 per share)	-	-	-	-	(417,928)	-	-	-	(417,928)
Balance, December 31, 2011	$-	-	$8,952,124	$9,620,201	$8,360,044	$(7,351)	$(198,830)	$717,214	$27,443,402

Reclassification disclosure for the years ended December 31:	2011	2010
Net unrealized holding gains on available-for-sale securities	$1,105,148	$53,719
Reclassification adjustment for realized gains losses in net income	(445,338)	-
Other comprehensive income before income tax effect	659,810	53,719
Income tax expense	(203,205)	(20,924)
Other comprehensive income, net of tax	$456,605	$32,795

Accumulated other comprehensive income as of December 31, 2011 and 2010 consists of net unrealized holding gains on available-for-sale securities, net of taxes.
The accompanying notes are an integral part of these consolidated financial statements.

SBT BANCORP, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended December 31, 2011 and 2010

	2011	2010
Cash flows from operating activities:
Net income	$909,530	$1,146,709
Adjustments to reconcile net income to net cash provided (used in) by operating activities:
Interest capitalized on interest-bearing time deposits with other banks	(173,192)	(189,772)
Amortization of securities, net	225,274	192,264
Gain on sale of available-for-sale securities	(445,338)	-
Change in deferred loan costs, net	(155,058)	(76,917)
Provision for loan losses	495,000	755,000
Loss on sale of other real estate owned	27,659	-
Depreciation and amortization	216,013	229,536
Accretion on impairment of operating lease	(44,245)	(44,246)
(Increase) decrease in other assets	(13,658)	363,274
(Increase) decrease in interest receivable	(59,197)	72,454
(Increase) decrease in taxes receivable	(828,981)	164,094
Deferred income tax expense	827,830	-
Increase in cash surrender value of bank owned life insurance	(159,645)	(167,016)
Stock based compensation	28,748	9,467
Increase in other liabilities	236,147	159,936
(Decrease) increase in interest payable	(9,237)	967

Net cash provided by operating activities	1,077,650	2,615,750

Cash flows from investing activities:
Maturities and redemptions of interest-bearing time deposits with other banks	1,408,817	-
Purchases of interest-bearing time deposits with other banks	-	(285,617)
Purchases of available-for-sale securities	(36,465,422)	(18,775,486)
Proceeds from maturities of available-for-sale securities	18,500,893	22,359,060
Proceeds from sales of available-for-sale securities	8,274,474	-
Loan originations and principal collections, net	(263,700)	(10,011,392)
Loans purchased	(11,090,454)	(2,511,917)
Recoveries of loans previously charged off	5,633	6,147
Proceeds from sale of other real estate owned	40,062	-
Capital expenditures	(373,930)	(108,100)
Purchases of Federal Home Loan Bank stock	-	(28,900)

Net cash used in investing activities	(19,963,627)	(9,356,205)

Cash flows from financing activities:
Net increase in demand deposits, NOW and savings accounts	76,549,710	23,177,625
Decrease in time deposits	(1,051,270)	(4,344,281)
Net increase in securities sold under agreements to repurchase	312,653	2,322,234
Proceeds from issuance of preferred stock	9,000,000	-
Preferred stock issuance costs	(52,564)	-
Proceeds from issuance of common stock	3,737	-
Redemption of preferred stock – Series A and B	(4,200,000)	-
Dividends paid - preferred stock	(252,137)	(218,000)
Dividends paid - common stock	(415,189)	(415,188)

Net cash provided by financing activities	79,894,940	20,522,390

SBT BANCORP, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended December 31, 2011 and 2010

(continued)

	2011	2010
Net increase in cash and cash equivalents	61,008,963	13,781,935
Cash and cash equivalents at beginning of year	30,871,344	17,089,409
Cash and cash equivalents at end of year	$91,880,307	$30,871,344
Supplemental disclosures:
Interest paid	$1,526,195	$1,812,561
Income taxes paid	417,000	198,000
Loans transferred to other real estate owned	-	350,121
Loan originated to finance sale of other real estate owned	282,400	-
Increase in common stock dividends held in escrow	2,689	-

The accompanying notes are an integral part of these consolidated financial statements.

SBT BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2011 and 2010

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

Cash and due from banks as of December 31, 2011 and 2010 includes $5,475,000 and $4,070,000, respectively, which is subject to withdrawals and usage restrictions to satisfy the reserve requirements of the Federal Reserve Bank of Boston and Bankers’ Bank Northeast.

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

As a member of the Federal Home Loan Bank (FHLB), the Company is required to invest in $100 par value stock of FHLB.  The FHLB capital structure mandates that members must own stock as determined by their Total Stock Investment Requirement which is the sum of a member’s Membership Stock Investment Requirement and Activity-Based Stock Investment Requirement.  The Membership Stock Investment Requirement is calculated as 0.35% of member’s Stock Investment Base, subject to a minimum investment of $10,000 and a maximum investment of $25,000,000.  The Stock Investment Base is an amount calculated based on certain assets held by a member that are reflected on call reports submitted to applicable regulatory authorities.  The Activity-Based Stock Investment Requirement is calculated as 4.5% of a member’s outstanding principal balances of FHLB advances plus a percentage of advance commitments, 4.5% of standby letters of credit issued by the FHLB and 4.5% of the value of intermediated derivative contracts.  Management evaluates the Company’s investment in FHLB of Boston stock for other-than-temporary impairment at least on a quarterly basis and more frequently when economic or market conditions warrant such evaluation.  Based on its most recent analysis of the FHLB of Boston as of December 31, 2011 management deems its investment in FHLB of Boston stock to be not other-than-temporarily impaired.

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

Commercial real estate loans are subject to the underwriting standards and processes similar to commercial and industrial loans, in addition to those underwriting standards for real estate loans.  These loans are viewed primarily as cash flow dependent and secondarily as loans secured by real estate.  Commercial real estate lending typically involves higher principal balances and longer repayment periods.  Repayment of these loans is generally dependent upon the successful operation of the property securing the loan or the principal business conducted on the property securing the loan.  Commercial real estate loans may be adversely affected by conditions in the real estate markets or the economy in general.  The properties securing the Company’s commercial real estate portfolio are diverse in terms of type and geographic location.  This diversification reduces the exposure to adverse economic conditions that affect any single market or industry.  Management monitors and evaluates commercial real estate loans based on collateral, geography and risk-rating criteria.  The Company also utilizes third-party experts to provide environmental and market valuations, in addition to economic conditions and trends within a specific industry.  The Company also tracks the level of owner occupied commercial real estate loans within its commercial real estate portfolio.  At December 31, 2011, approximately 54.8% of the outstanding principal balance of the Company’s commercial real estate loans were secured by owner-occupied properties.

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

GENERAL COMPONENT:

The general component of the allowance for loan losses is based on historical loss experience adjusted for qualitative factors stratified by the following loan segments:  residential real estate, commercial real estate, construction, commercial and consumer.  Management uses a rolling average of historical losses based on a time frame appropriate to capture relevant loss data for each loan segment.  This historical loss factor is adjusted for the following qualitative factors:  levels/trends in delinquencies; trends in volume and terms of loans; effects of changes in risk selection and underwriting standards and other changes in lending policies, procedures and practices; experience/ability/depth of lending management and staff; and national and local economic trends and conditions.  There were no changes in the Company’s policies or methodology pertaining to the general component of the allowance for loan losses during 2011.

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

STOCK BASED COMPENSATION:

At December 31, 2011, the Company has stock-based employee compensation plans which are described more fully in Note 17.  The Company accounts for the plans under ASC 718-10, “Compensation – Stock Compensation – Overall.”  During the years ended December 31, 2011 and 2010, $28,748 and $9,467, respectively, in stock-based employee compensation was recognized.

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

RECENT ACCOUNTING PRONOUNCEMENTS:

In December 2010, the Financial Accounting Standards Board (FASB) issued ASU 2010-28, “Intangibles – Goodwill and Other.” This ASU addresses when to perform step 2 of the goodwill impairment test for reporting units with zero or negative carrying amounts.  The amendments in this ASU are effective for fiscal years, and interim periods beginning after December 15, 2010.

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

In April 2011, the FASB issued ASU 2011-02, “A Creditor’s Determination of Whether a Restructuring Is a Troubled Debt Restructuring.”  This ASU provides additional guidance or clarification to help creditors determine whether a restructuring constitutes a troubled debt restructuring.  For public entities, the amendments in this ASU are effective for the first interim or annual period beginning on or after June 15, 2011, and should be applied retrospectively to the beginning of the annual period of adoption.  As a result of applying these amendments, an entity may identify receivables that are newly considered impaired, and should measure impairment on those receivables prospectively for the first interim or annual period beginning on or after June 15, 2011.  Additional disclosures are also required under this ASU.  The adoption of this ASU did not have a significant impact on the Company’s financial condition or results of operations.  (see  Note 4)

In April 2011, the FASB issued ASU 2011-03, “Reconsideration of Effective Control for Repurchase Agreements.”  The objective of this ASU is to improve the accounting for repurchase agreements and other agreements that both entitle and obligate a transferor to repurchase or redeem financial assets before their maturity.  This ASU prescribes when an entity may or may not recognize a sale upon the transfer of financial assets subject to repurchase agreements.  The guidance in this ASU is effective for the first interim or annual period beginning on or after December 15, 2011.  Early adoption is not permitted.

In May 2011, the FASB issued ASU 2011-04, “Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards.”  The amendments in this ASU explain how to measure fair value.  They do not require additional fair value measurements and are not intended to establish valuation standards or affect valuation practices outside of financial reporting.  The amendments in this ASU are to be applied prospectively.  The amendments are effective during interim and annual periods beginning after December 15, 2011.

In June 2011, the FASB issued ASU 2011-05, “Presentation of Comprehensive Income.”  The objective of this ASU is to improve the comparability, consistency, and transparency of financial reporting and to increase the prominence of items reported in other comprehensive income.  Under this ASU, an entity has the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements.  An entity is required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income, and a total amount for comprehensive income.  An entity is required to present on the face of the financial statements reclassification adjustments for items that are reclassified from other comprehensive income to net income in the statement(s) where the components of net income and the components of other comprehensive income are presented.  The amendments in this ASU should be applied retrospectively.  The amendments are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011.

In December 2011, the FASB issued ASU 2011-11, “Disclosures about Offsetting Assets and Liabilities.” This ASU is to enhance current disclosures. Entities are required to disclose both gross information and net information about both instruments and transactions eligible for offset in the statement of financial position and instruments and transactions subject to an agreement similar to a master netting arrangement. The amendments in this ASU are effective for annual periods beginning on or after January 1, 2013, and interim periods within those annual periods. An entity should provide the disclosures required by those amendments retrospectively for all comparative periods presented. The Company does not anticipate that the adoption of this guidance will have a material impact on the consolidated financial statements.

In December 2011, the FASB issued ASU 2011-12, “Comprehensive Income (Topic 220): Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05.”  The amendments in this update defer those changes in ASU 2011-05 that relate to the presentation of reclassifications out of accumulated other comprehensive income on the components of net income and other comprehensive income for all periods presented.  All other requirements in ASU 2011-05 are not affected by this update.  The amendments are effective during interim and annual periods beginning after December 15, 2011.   The Company does not anticipate that the adoption of this guidance will have a material impact on its consolidated financial statements.

NOTE 3 - INVESTMENTS IN AVAILABLE-FOR-SALE SECURITIES

Debt and equity securities have been classified in the consolidated balance sheets according to management’s intent.  The amortized cost of securities and their approximate fair values are as follows as of December 31:

	Amortized	Gross	Gross
	Cost	Unrealized	Unrealized	Fair
	Basis	Gains	Losses	Value
December 31, 2011:
Debt securities issued by the U.S. Treasury and other U.S. government corporations and agencies	$12,500,000	$45,166	$2,587	$12,542,579
Obligations of states and municipalities	12,915,524	698,144	1,420	13,612,248
Corporate debt securities	2,509,052	4,208	28,825	2,484,435
Mortgage-backed securities	26,616,556	415,638	165,940	26,866,254
SBA loan pools	1,231,306	122,304	-	1,353,610
U.S. government sponsored enterprises perpetual/callable preferred stocks	-	-	-	-
Marketable equity securities	5,346,422	-	-	5,346,422
	61,118,860	1,285,460	198,772	62,205,548
Money market mutual funds included in cash and cash equivalents	(5,346,422)	-	-	(5,346,422)
Total available-for-sale securities	$55,772,438	$1,285,460	$198,772	$56,859,126

	Amortized	Gross	Gross
	Cost	Unrealized	Unrealized	Fair
	Basis	Gains	Losses	Value
December 31, 2010:
Debt securities issued by the U.S. Treasury and other U.S. government corporations and agencies	$10,749,626	$76,693	$35,297	$10,791,022
Obligations of states and municipalities	11,607,144	94,764	135,763	11,566,145
Corporate debt securities	1,003,447	21,281	2,633	1,022,095
Mortgage-backed securities	21,026,171	453,027	172,085	21,307,113
SBA loan pools	1,459,431	108,893	-	1,568,324
U.S. government sponsored enterprises perpetual/callable preferred stocks	16,500	17,998	-	34,498
Marketable equity securities	8,342,967	-	-	8,342,967
	54,205,286	772,656	345,778	54,632,164
Money market mutual funds included in cash and cash equivalents	(8,342,967)	-	-	(8,342,967)
Total available-for-sale securities	$45,862,319	$772,656	$345,778	$46,289,197

The scheduled maturities of securities were as follows as of December 31, 2011:
Fair Value
Due within one year	$1,004,744
Due after one year through five years	14,526,635
Due after five years through ten years	1,572,742
Due after ten years	11,535,141
SBA loan pools	1,353,610
Mortgage-backed securities	26,866,254
$56,859,126

During 2011, proceeds from sales of available-for-sale securities amounted to $8,274,474. Gross realized gains on those sales amounted to $445,338. The tax expense applicable to these gross realized gains amounted to $151,415.  There were no sales of available-for-sale securities during the year ended December 31, 2010.

The following securities of issuers exceeded 10% of stockholders’ equity as of December 31, 2011:

	Amortized	Fair
Issuer	Cost Basis	Value
Invesco ATST Premier Portfolio-Institutional Class	$5,341,184	$5,341,184

As of December 31, 2011 and 2010, the total carrying amounts of securities pledged for securities sold under agreements to repurchase and public deposits were $14,983,075 and $16,587,463, respectively.

The aggregate fair value and unrealized losses of securities that have been in a continuous unrealized loss position for less than twelve months and for twelve months or more, and are not other than temporarily impaired, are as follows:

	Less than 12 Months		12 Months or Longer		Total
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
	Value	Losses	Value	Losses	Value	Losses
December 31, 2011:
Debt securities issued by the U.S. Treasury and other U.S. government corporations and agencies	$1,497,413	$2,587	$-	$-	$1,497,413	$2,587
Obligations of states and municipalities	898,396	1,420	-	-	898,396	1,420
Corporate debt securities	1,000,095	3,042	473,240	25,783	1,473,335	28,825
Mortgage-backed securities	6,506,546	47,251	495,686	118,689	7,002,232	165,940
Total temporarily impaired securities	$9,902,450	$54,300	$968,926	$144,472	$10,871,376	$198,772

	Less than 12 Months		12 Months or Longer		Total
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
	Value	Losses	Value	Losses	Value	Losses
December 31, 2010:
Debt securities issued by the U.S. Treasury and other U.S. government corporations and agencies	$5,214,703	$35,297	$-	$-	$5,214,703	$35,297
Obligations of states and municipalities	3,759,853	135,763	-	-	3,759,853	135,763
Corporate debt securities	496,130	2,633	-	-	496,130	2,633
Mortgage-backed securities	3,900,106	61,665	847,756	110,420	4,747,862	172,085
Total temporarily impaired securities	$13,370,792	$235,358	$847,756	$110,420	$14,218,548	$345,778

The investments in the Company’s investment portfolio that are temporarily impaired as of December 31, 2011 consist of debt issued by states of the United States and political subdivisions of the states, U.S. corporations, and U.S. government corporations and agencies.  Company management considers investments with an unrealized loss as of December 31, 2011 to be only temporarily impaired because the impairment is attributable to changes in market interest rates and current market inefficiencies.  Company management anticipates that the fair value of securities that are currently impaired will recover to cost basis. As management has the ability to hold securities for the foreseeable future no declines are deemed to be other than temporary.

NOTE 4 - LOANS

Loans consisted of the following as of December 31:

	2011	2010
Commercial, financial and agricultural	$15,144,918	$13,568,271
Real estate - construction and land development	1,307,453	4,986,546
Real estate - residential	99,691,636	100,650,201
Real estate - commercial	39,722,930	31,293,763
Home equity	48,484,593	47,745,835
Municipal	1,806,750	2,034,597
Consumer	9,912,709	4,512,092
	216,070,989	204,791,305
Allowance for loan losses	(2,469,450)	(2,325,687)
Deferred costs, net	481,917	326,859
Net loans	214,083,456	$202,792,477

The following table sets forth information regarding the allowance for loan losses by portfolio segment.

	Real Estate:

	Residential	Commercial	Construction and Land Development	Home Equity	Commercial & Industrial	Consumer	Unallocated	Total

December 31, 2011:
Allowance for
loan losses:
Beginning balance	$838,321	$464,526	$67,655	$360,280	$410,355	$93,579	$90,971	$2,325,687
Charge-offs	(20,000)	(68,000)	(185,330)	-	(43,085)	(40,455)	-	(356,870)
Recoveries	-	-	275	-	-	5,358	-	5,633
(Benefit) provision	(68,030)	175,831	139,102	(17,729)	55,055	135,657	75,114	495,000
Ending balance	$750,291	$572,357	$21,702	$342,551	$422,325	$194,139	$166,085	$2,469,450

Ending balance:
Individually
evaluated for
impairment	$62,000	$-	$-	$-	$-	$-	$-	$62,000
Ending balance:
Collectively
evaluated for
impairment	688,291	572,357	21,702	342,551	422,325	194,139	166,085	2,407,450
Total allowance
for loan losses
ending balance	$750,291	$572,357	$21,702	$342,551	$422,325	$194,139	$166,085	$2,469,450

Loans:
Ending balance:
Individually
evaluated for
impairment	$807,869	$250,007	$398,901	$-	$215,000	$-	$-	$1,671,777
Ending balance:
Collectively
evaluated for
impairment	98,883,767	39,472,923	908,552	48,484,593	16,736,668	9,912,709	-	214,399,212
Total loans
ending balance	$99,691,636	$39,722,930	$1,307,453	$48,484,593	$16,951,668	$9,912,709	$-	$216,070,989

December 31, 2010:
Allowance:
Ending balance:
Individually
evaluated for
impairment	$79,000	$-	$-	$600	$-	$-	$-	$79,600

Ending balance:
Collectively
evaluated for
impairment	759,321	464,526	67,655	359,680	410,355	93,579	90,971	2,246,087

Total allowance
for loan lease loss
ending balance	$838,321	$464,526	$67,655	$360,280	$410,355	$93,579	$90,971	$2,325,687

Loans:
Ending balance:
Individually
evaluated for
impairment	$400,747	$325,340	$1,000,838	$7,703	$-	$-	$-	$1,734,628

Ending balance:
Collectively
evaluated
for impairment	100,249,454	30,968,423	3,985,708	47,738,132	15,602,868	4,512,092	-	203,056,677

Total loans
ending balance	$100,650,201	$31,293,763	$4,986,546	$47,745,835	$15,602,868	$4,512,092	$-	$204,791,305

Changes in the allowance for loan losses were as follows for the years ended December 31:

2010
Balance at beginning of year	$2,211,301
Provision for loan losses	755,000
Charge offs	(646,761)
Recoveries of loans previously charged off	6,147
Balance at end of year	$2,325,687

The following table presents the Company’s loans by risk rating as of December 31, 2011 and 2010:

Credit quality indicators
	Real Estate
			Construction
			and Land		Commercial
	Residential	Commercial	Development	Home Equity	and Industrial	Consumer	Total
December 31, 2011:
Grade:
Pass	$-	$35,746,046	$908,552	$-	$13,343,876	$-	$49,998,474
Special Mention	-	3,338,869	-	-	2,930,011	-	6,268,880
Substandard	1,348,824	638,015	398,901	238,043	677,781	-	3,301,564
Loans not
formally rated	98,342,812	-	-	48,246,550	-	9,912,709	156,502,071
Total	$99,691,636	$39,722,930	$1,307,453	$48,484,593	$16,951,668	$9,912,709	$216,070,989

December 31, 2010:
Grade:
Pass	$-	$28,772,074	$3,645,753	$-	$14,334,120	$-	$46,751,947
Special Mention	259,610	1,797,703	339,955	-	162,364	-	2,559,632
Substandard	769,024	723,986	1,000,838	420,215	1,106,384	8,563	4,029,010
Loans not
formally rated	99,621,567	-	-	47,325,620	-	4,503,529	151,450,716
Total	$100,650,201	$31,293,763	$4,986,546	$47,745,835	$15,602,868	$4,512,092	$204,791,305

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

Risk Rating 4 (Special Mention) – This risk rating is assigned to borrowers which may be adequately protected by the present debt service capacity and tangible net worth of the borrower, but which have potential problems that could, if not checked or corrected, eventually weaken these assets or otherwise jeopardize the repayment of principal and interest as originally intended.  Most credit factors are unfavorable, and the credit exposure requires immediate corrective action.

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

An age analysis of past-due loans, segregated by class of loans, as of December 31, 2011 and December 31, 2010 is as follows:

					Recorded
			Greater	Total	Investment >
	30-59 Days	60-89 Days	than 90 Days	Past Due	90 Days and Accruing
December 31, 2011:
Real estate:
Residential	$-	$515,759	$429,873	$945,632	$-
Commercial	-	-	250,007	250,007	-
Construction and
land development	-	-	398,901	398,901	-
Home equity	37,845	-	-	37,845	-
Commercial and industrial	-	-	215,000	215,000	-
Consumer	52,130	807	18,106	71,043	-
Total	$89,975	$516,566	$1,311,887	$1,918,428	$-

December 31, 2010:
Real estate:
Residential	$529,324	$-	$324,455	$853,779	$-
Commercial	-	254,548	70,792	325,340	-
Construction and
land development	-	-	1,000,838	1,000,838	-
Commercial and industrial	-	-	203,117	203,117	-
Consumer	72,503	526	8,620	81,649	-
Total	$601,827	$255,074	$1,607,822	$2,464,723	$-

The following table sets forth information regarding nonaccrual loans as of December 31, 2011 and December 31, 2010:

	2011	2010

Real estate:
Residential	$1,185,660	$541,969
Commercial	250,007	325,340
Construction and land development	398,901	1,000,838
Home equity	238,043	420,215
Commercial and industrial	215,000	-
Consumer	18,106	17,183
Total nonaccrual loans	$2,305,717	$2,305,545

Information about loans that meet the definition of an impaired loan in ASC 310-10-35 is as follows as of and for the years ended December 31, 2011 and 2010.

		Unpaid		Average	Interest
	Recorded	Principal	Related	Recorded	Income
	Investment	Balance	Allowance	Investment	Recognized
December 31, 2011:
With no related allowance recorded:
Real Estate:
Residential	$570,685	$570,685	$-	$563,784	$7,738
Commercial	250,007	318,007	-	315,194	9,068
Home equity	-	-	-	5,610	238
Construction and land development	398,901	752,701	-	683,842	-
Commercial and industrial	215,000	215,000	-	46,081	759

Total impaired with no
related allowance	$1,434,593	$1,856,393	$-	$1,614,511	$17,803

With an allowance recorded:
Real Estate:
Residential	$237,184	$237,184	$62,000	$238,542	$10,503
Total impaired with an
allowance recorded	$237,184	$237,184	$62,000	$238,542	$10,503

Total
Real Estate:
Residential	$807,869	$807,869	$62,000	$802,326	$18,241
Commercial	250,007	318,007	-	315,194	9,068
Home equity	-	-	-	5,610	238
Construction and land development	398,901	752,701	-	683,842	-
Commercial and industrial	215,000	215,000	-	46,081	759
Total impaired loans	$1,671,777	$2,093,577	$62,000	$1,853,053	$28,306

		Unpaid		Average	Interest
	Recorded	Principal	Related	Recorded	Income
	Investment	Balance	Allowance	Investment	Recognized

December 31, 2010:
With no related allowance recorded:
Real Estate:
Commercial	$325,340	$325,340	$-	$-	$-
Construction and land development	1,000,838	1,000,838	-	-	-
Total impaired with no related
allowance	$1,326,178	$1,326,178	$-	$-	$-

With an allowance recorded:
Real Estate:
Residential	$400,747	$400,747	$79,000	$-	$-
Home equity	7,703	7,703	600	-	-
Total impaired with an
allowance recorded	$408,450	$408,450	$79,600	$-	$-
Total:
Real Estate:
Residential	$400,747	$400,747	$79,000	$-	$-
Commercial	325,340	325,340	-	-	-
Construction and land development	1,000,838	1,000,838	-	-	-
Home equity	7,703	7,703	600	-	-
Total impaired loans	$1,734,628	$1,734,628	$79,600	$-	$-

The average recorded investment and the related amount of interest income recognized during the time the loans were impaired as defined in ASC 310-10-35 is as follows for the year ended December 31 2010:

Recorded
Investment
Average recorded investment in impaired loans
during the year ended December 31, 2010	$2,027,326

Related amount of interest income recognized during the
time, in the year ended December 31, 2010 that the loans
were impaired

Total recognized	$35,260

Amount recognized using a cost-basis method of accounting	$34,380

The following table illustrates certain of the disclosures required by paragraphs 310-10-50-33 through 50-34 as of December 31, 2011:

		Pre-Modification	Post-Modification
		Outstanding Recorded	Outstanding Recorded
	Number of Contracts	Investment	Investment
Troubled Debt Restructurings
Residential	2	$531,370	$570,685

There were no troubled debt restructurings that subsequently defaulted as of December 31, 2011.

There were two loans modified as troubled debt restructures during 2011.  Past-due principal, interest and escrow payments were capitalized to the loans to bring all payments current.  The loans were individually evaluated for impairment and it was determined that no related allowance allocation was necessary.  Both loans were reported as impaired loans and are on non-accrual status as of December 31, 2011.

As of December 31, 2011, there were no commitments to lend additional funds to borrowers whose loans were modified in troubled debt restructurings.

The balance of mortgage servicing rights included in other assets at December 31, 2011 was $158,004.  Mortgage servicing rights of $168,904 were capitalized in 2011.  Amortization of mortgage servicing rights was $6,372 in 2011.  The fair value of these rights was $164,435 as of December 31, 2011.  Following is an analysis of the aggregate changes in the valuation allowance for mortgage servicing rights for the year ended December 31, 2011:

Balance, beginning of year	$
Additions		4,528
Reductions		-
Balance, end of year		$4,528

Mortgage loans serviced for others are not included in the accompanying consolidated balance sheets.  The unpaid principal balances of mortgage loans serviced for others were $25,801,650 as of December 31, 2011.

NOTE 5 - PREMISES AND EQUIPMENT

The following is a summary of premises and equipment as of December 31:

	2011	2010
Leasehold improvements	$1,255,324	$1,178,612
Furniture and equipment	2,575,868	2,369,883
	3,831,192	3,548,495
Accumulated depreciation and amortization	(3,152,112)	(2,986,782)
	$679,080	$561,713

NOTE 6 - DEPOSITS

The aggregate amount of time deposit accounts in denominations of $100,000 or more as of December 31, 2011 and 2010 was $34,600,618 and $32,242,306, respectively.

For time deposits as of December 31, 2011, the scheduled maturities for years ended December 31 are:

2012	$59,805,913
2013	7,550,559
2014	4,289,573
2015	3,815,700
2016	1,219,324
Total	$76,681,069

As of December 31, 2011, The Bank has one depositor with total deposits of $26,357,717 or 7.64% of the Company’s total deposits.

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

NOTE 8 - FEDERAL HOME LOAN BANK ADVANCES

Advances consist of funds borrowed from the Federal Home Loan Bank (FHLB). There were no FHLB advances outstanding as of December 31, 2011 and 2010.

Borrowings from the FHLB are secured by a blanket lien on qualified collateral, consisting primarily of loans with first mortgages secured by one to four family properties and other qualified assets.

The Company has a line of credit with the FHLB in the amount of $1,525,000 at December 31, 2011 and 2010.  At December 31, 2011 and 2010, there were no advances outstanding under this line of credit.

NOTE 9 - INCOME TAX EXPENSE

The components of income tax expense are as follows for the years ended December 31:

	2011	2010
Current:
Federal	$(413,727)	$262,551
State	1,746	99,543
	(411,981)	362,094
Deferred:
Federal	513,214	(1,469)
State	314,616	1,469
	827,830	-
Total income tax expense	$415,849	$362,094

The reasons for the differences between the statutory federal income tax rate and the effective tax rates are summarized as follows for the years ended December 31:

	2011	2010
	% of Income	% of Income
Federal income tax at statutory rate	34.0%	34.0%
Increase (decrease) in tax resulting from:
Tax-exempt income	(17.1)	(15.5)
Other	(1.3)	1.0
Stock-based compensation	-	0.2
State tax expense, net of federal benefit	15.8	4.3
Effective tax rates	31.4%	24.0%

The Company had gross deferred tax assets and gross deferred tax liabilities as follows as of December 31:

	2011	2010
Deferred tax assets:
Allowance for loan losses	$725,299	$798,326
Deferred compensation	125,147	88,146
Other	46,239	-
Impairment of operating lease	53,905	78,988
Write-down of equity securities	-	772,573
Alternative minimum tax carryforward	115,662	115,662
Gross deferred tax assets	1 ,066,252	1,853,695
Deferred tax liabilities:
Depreciation	(20,972)	(15,181)
Deferred loan costs/fees	(163,852)	(127,313)
Other	-	(1,943)
Net unrealized holdings gain on available-for-sale securities	(369,474)	(166,269)
Gross deferred tax liabilities	(554,298)	(310,706)
Net deferred tax asset	$511,954	$1 ,542,989

Deferred tax assets as of December 31, 2011 and 2010 have not been reduced by a valuation allowance because management believes that it is more likely than not that the full amount of deferred taxes will be realized.

As of December 31, 2011, the Company had no operating loss carryovers for income tax purposes.

It is the Company’s policy to provide for uncertain tax positions and the related interest and penalties based upon management’s assessment of whether a tax benefit is more likely than not to be sustained upon examination by tax authorities. As of December 31, 2011 and 2010, there were no material uncertain tax positions related to federal and state income tax matters. The Company is currently open to audit under the statute of limitations by the Internal Revenue Service and state taxing authorities for the years ended December 31, 2008 through December 31, 2011.

In January of 2011, the Bank formed a subsidiary Passive Investment Company (PIC).  Under State of Connecticut statutes, such a company is not subject to Connecticut corporation business taxes.  Provided that the Bank meets the mandated statutory requirements the Company’s Connecticut corporation business taxes should be significantly reduced or eliminated.  During 2011, net income was negatively impacted by approximately $315,000, consisting of certain non-recurring charges incurred in establishing the PIC.

NOTE 10 - COMMITMENTS AND CONTINGENT LIABILITIES

As of December 31, 2011 the Company was obligated under non-cancelable operating leases for bank premises and equipment expiring between March 2013 and May 2016.  The total minimum rental due in future periods under these existing agreements is as follows as of December 31, 2011:

2012	$612,027
2013	487,969
2014	387,419
2015	282,495
2016	47,842
Thereafter	0
Total	$1,817,752

Certain leases contain provisions for escalation of minimum lease payments contingent upon percentage increases in the consumer price index.  Total rental expense amounted to $576,621 and $600,343 for the years ended December 31, 2011 and 2010, respectively.

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

A financial instrument’s level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement.  The Company did not have any significant transfers of assets between Level 1 and Level 2 of the fair value hierarchy during the year ended December 31, 2011.

A description of the valuation methodologies used for instruments measured at fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy, is set forth below.  These valuation methodologies were applied to all of the Company’s financial assets and financial liabilities carried at fair value for December 31, 2011 and 2010.

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

The following summarizes assets measured at fair value for the period ending December 31, 2011 and 2010.

ASSETS MEASURED AT FAIR VALUE ON A RECURRING BASIS
	Fair Value Measurements at Reporting Date Using:
		Quoted Prices in	Significant	Significant
		Active Markets for	Other Observable	Unobservable
		Identical Assets	Inputs	Inputs

	Total	Level 1	Level 2	Level 3

December 31, 2011:
Debt securities issued by U.S.
government corporations & agencies	$12,542,579	$-	$12,542,579	$-
Obligations of states and
municipalities	13,612,248	-	13,612,248	-
Corporate debt securities	2,484,435	-	2,484,435	-
Mortgage-backed securities	26,866,254	-	26,866,254	-
SBA loan pools	1,353,610	-	1,353,610	-
Totals	$56,859,126	$-	$56,859,126	$-

December 31, 2010:
Debt securities issued by U.S.
government corporations & agencies	$10,791,022	$-	$10,791,022	$-
Obligations of states and
municipalities	11,566,145	-	11,566,145	-
Corporate debt securities	1,022,095	-	1,022,095	-
U.S. government sponsored enterprises
perpetual/callable preferred stocks	34,498	34,498	-	-
Mortgage-backed securities	21,307,113	-	21,307,113	-
SBA loan pools	1,568,324	-	1,568,324	-
Totals	$46,289,197	$34,498	$46,254,699	$

Under certain circumstances we make adjustments to fair value for our assets and liabilities although they are not measured at fair value on an ongoing basis.  The following table presents the financial instruments carried on the consolidated balance sheet by caption and by level in the fair value hierarchy, at December 31, 2011 and 2010, for which a nonrecurring change in fair value has been recorded:

ASSETS MEASURED AT FAIR VALUE ON A NONRECURRING BASIS
	Fair Value Measurements at Reporting Date Using:
		Quoted Prices in	Significant	Significant
		Active Markets for	Other Observable	Unobservable
		Identical Assets	Inputs	Inputs
	Total	Level 1	Level 2	Level 3
December 31, 2011:
Impaired loans	$175,184	$-	$-	$175,184
Totals	$175,184	$-	$-	$175,184

December 31, 2010:
Impaired loans	$328,850	$-	$-	$328,850
Totals	$328,850	$-	$-	$328,850

The estimated fair values of the Company’s financial instruments, all of which are held or issued for purposes other than trading, are as follows as of December 31:
	2011		2010
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value
Financial assets:
Cash and cash equivalents	$91,880,307	$91,880,307	$30,871,344	$30,871,344
Interest-bearing time deposits with other banks	4,727,801	4,899,000	5,963,426	6,257,000
Available-for-sale securities	56,859,126	56,859,126	46,289,197	46,289,197
Federal Home Loan Bank stock	659,600	659,600	659,600	659,600
Loans, net	214,083,456	220,659,000	202,792,477	204,841,000
Accrued interest receivable	964,093	964,093	904,896	904,896

Financial liabilities:
Deposits	344,777,466	345,515,000	269,279,026	270,082,000
Securities sold under agreements to repurchase	3,547,736	3,547,736	3,235,083	3,235,083

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

Standby letters of credit are conditional commitments issued by the Company to guarantee the performance by a customer to a third party.  The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers.  As of December 31, 2011 and 2010, the maximum potential amount of the Company’s obligation was $291,740 and $233,400, respectively for financial and standby letters of credit.  The Company’s outstanding letters of credit generally have a term of less than one year.  If a letter of credit is drawn upon, the Company may seek recourse through the customer’s underlying line of credit.  If the customer’s line of credit is also in default, the Company may take possession of the collateral, if any, securing the line of credit.

Notional amounts of financial instrument liabilities with off-balance-sheet credit risk are as follows as of December 31:
	2011	2010
Commitments to originate loans	$4,571,437	$2,701,250
Standby letters of credit	291,740	233,400
Unadvanced portions of loans:
Construction	70,000	4,321,442
Commercial lines of credit	8,059,156	7,857,538
Consumer	673,805	735,355
Home equity	28,715,523	24,119,575
	$42,381,661	$39,968,560

There is no material difference between the notional amounts and the estimated fair values of the above off-balance sheet liabilities.

NOTE 13 - RELATED PARTY TRANSACTIONS

Certain directors and executive officers of the Company and companies in which they have significant ownership interest were customers of the Bank during 2011.  Total loans to such persons and their companies amounted to $4,934,060 as of December 31, 2011.  During the year ended December 31, 2011 principal payments totaled $1,350,737 and advances amounted to $1,653,622.

Deposits from related parties held by the Company as of December 31, 2011 and 2010 amounted to $812,864 and $4,408,009, respectively.

During 2011 and 2010, the Company paid $61,155 and $56,711, respectively, for rent and related expenses of the Company’s Granby branch office to a company of which a bank director is a principal.  The rent expense for the Granby branch included in Note 10 amounted to $44,935 in 2011 and $43,078 in 2010.

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

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital (as defined) to average assets (as defined).  Management believes, as of December 31, 2011 and 2010, that the Bank meets all capital adequacy requirements to which it is subject.

As of December 31, 2011, the most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as well capitalized under the regulatory framework for prompt corrective action.  To be categorized as well capitalized the Bank must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the table.  There are no conditions or events since that notification that management believes have changed the institution's category.

The Bank’s actual capital amounts and ratios are also presented in the table.
					To Be Well
					Capitalized Under
			For Capital		Prompt Corrective
	Actual		Adequacy Purposes		Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(Dollar amounts in thousands)
As of December 31, 2011:
Total Capital (to Risk Weighted Assets):
Simsbury Bank & Trust Company, Inc.	$28,390	14.44%	$15,731	≥ 8.0%	$19,664	≥ 10.0%

Tier 1 Capital (to Risk Weighted Assets):
Simsbury Bank & Trust Company, Inc.	25,932	13.19	7,865	≥ 4.0	11,798	≥ 6.0

Tier 1 Capital (to Average Assets):
Simsbury Bank & Trust Company, Inc.	25,932	7.46	13,896	≥ 4.0	17,370	≥ 5.0

As of December 31, 2010:
Total Capital (to Risk Weighted Assets):
Simsbury Bank & Trust Company, Inc.	$23,150	12.66%	$14,624	≥ 8.0%	$18,280	≥ 10.0%

Tier 1 Capital (to Risk Weighted Assets):
Simsbury Bank & Trust Company, Inc.	20,864	11.41	7,312	≥ 4.0	10,968	≥ 6.0

Tier 1 Capital (to Average Assets):
Simsbury Bank & Trust Company, Inc.	20,864	7.00	11,921	≥ 4.0	14,901	≥ 5.0

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

Under Connecticut law, the Bank may pay dividends only out of net profits.  The Connecticut Banking Commissioner’s approval is required for dividend payments which exceed the current year’s net profits and retained net profits from the preceding two years.  As of December 31, 2011, the Bank is restricted from declaring dividends to the Company in an amount greater than $1,886,007.

NOTE 16 - EMPLOYEE BENEFITS

The Company sponsors a 401(k) savings and retirement plan.  Employees who were 21 years of age and employed on the plan's effective date were immediately eligible to participate in the plan.  Other employees who have attained age 21 are eligible for membership on the first day of the month following completion of 90 days of service.

The provisions of the 401(k) plan allow eligible employees to contribute subject to IRS limitations.  The Company's matching contribution will be determined at the beginning of the plan year.  The Company's expense under this plan was $91,976 in 2011 and $87,089 in 2010.

The Company entered into Supplemental Executive Retirement Agreements with current and former executive officers.  The agreements require the payment of specified benefits upon retirement over specified periods as described in each agreement.  The total liability for the agreements included in other liabilities was $368,079 at December 31, 2011 and $226,305 at December 31, 2010.  Expenses under these agreements amounted to $146,773 and $73,796, respectively, for the years ended December 31, 2011 and 2010.

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

NOTE 17 - STOCK BASED COMPENSATION  PLANS

The SBT Bancorp, Inc. 1998 Stock Plan (“1998 Plan”) provided for the granting of options to purchase shares of common stock or the granting of shares of restricted stock up to an aggregate amount of 142,000 shares of common stock of the Company.  Options granted under the 1998 Plan may have been either Incentive Stock Options (“ISOs”) within the meaning of Section 422 of the Internal Revenue Code or non-qualified options which do not qualify as ISOs (“NQOs”).  Effective March 17, 2009, no additional restricted stock awards or stock options may be granted under the 1998 Plan.

On May 10, 2011, the stockholders of SBT Bancorp, Inc. approved the SBT Bancorp, Inc. 2011 Stock Award and Option Plan (“2011 Plan”).  The 2011 Plan provides for the granting of options to purchase shares of common stock or the granting of shares of restricted stock up to an aggregate amount of 100,000 shares of common stock of the Company.  Options granted under the 2011 Plan may be either Incentive Stock Options (“ISOs”) within the meaning of Section 422 of the Internal Revenue Code or non-qualified options which do not qualify as ISOs (“NQOs”).

The exercise price for shares covered by an ISO may not be less than 100% of the fair market value of common stock on the date of grant.  All options must expire no later than ten years from the date of grant.

The Company did not grant any options in 2011 and 2010.

During 2011, the Company granted 11,620 shares of restricted stock with an award value of $234,929, or $20.22 per share.  The restricted shares vest over a three year period.  During 2011, the Company recognized compensation expense related to the restricted shares awarded in the amount of $28,748. Of the 11,620 shares of restricted stock that were granted in 2011, 414 shares were forfeited prior to vesting.

A summary of the status of the Company’s equity plans as of December 31, 2011 and 2010 and changes during the years ended on such dates is presented below:

	2011		2010
		Weighted-Average		Weighted-Average
Fixed Options	Shares	Exercise Price	Shares	Exercise Price
Outstanding at beginning of year	49,875	$30.21	51,189	$30.33
Granted	-	-	-	-
Exercised	-	-	-	-
Forfeited	(17,064)	30.48	(1,314)	34.90
Outstanding at end of year	32,811	30.07	49,875	30.21

Options exercisable at year-end	32,811	$30.07	49,875	$30.21
Weighted-average fair value of
options granted during the year	N/A		N/A

The following table summarizes information about fixed stock options outstanding as of December 31, 2011:

Options Outstanding and Exercisable
		Weighted-Average
	Number	Remaining	Number
Exercise Price	Outstanding	Contractual Life	Exercisable	Exercise Price

$15.65	1,311	1.2	1,311	$15.65
31.50	21,000	5.0	21,000	31.50
29.00	10,500	5.5	10,500	29.00
$30.07	32,811	5.0	32,811	$30.07

As of December 31, 2011, compensation costs related to stock options granted under the Company’s equity plans  have been fully recognized.  The total value of shares that vested during the years ended December 31, 2011 and 2010 was $ 0 and $9,467, respectively.

NOTE 18 – EARNINGS PER SHARE

Reconciliation of the numerators and the denominators of the basic and diluted per share computations for net income available to common stockholders are as follows:

	2011	2010
Basic earnings per share computation:
Net income	$909,530	$1,146,709
Preferred stock net accretion	(134,688)	(40,000)
Cumulative preferred stock dividends	(224,887)	(218,000)
Net income available to common shareholders	$549,955	$888,709

Weighted average shares outstanding, basic	864,986	864,976
Basic earnings per share	$0.64	$1.03

Diluted earnings per share computation:
Net income	$909,530	$1,146,709
Preferred stock net accretion	(134,688)	(40,000)
Cumulative preferred stock dividends	(224,887)	(218,000)
Net income available to common shareholders	$549,955	$888,709

Weighted average shares outstanding, before dilution	864,986	864,976
Dilutive potential shares	4,550	367
Weighted average shares outstanding, assuming dilution	869,536	865,343

Diluted earnings per share	$0.63	$1.03

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

During the year ended December 31, 2011, in connection with the Company’s participation in the Treasury’s Small Business Lending Fund (“SBLF”) program described below, the Company redeemed all of its Series A and B Preferred Stock for $4,200,000.

The Series A Preferred Stock paid cumulative dividends at a rate of 5% per 360-day year for the first five years and thereafter at a rate of 9% per 360-day year.  The Series A Preferred Stock and the Series B Preferred Stock was redeemable by the Company upon payment of the liquidation amount plus accrued and unpaid dividends (the “Redemption Amount”).  The Series A Preferred Stock was generally non-voting.  The Series B Preferred Stock paid cumulative dividends at a rate of 9% per 360-day year.  The Series B Preferred Stock generally had the same rights and privileges as the Series A Preferred Stock.

The Series A Preferred Stock and the Warrant were issued in a private placement exempt from registration pursuant to Section 4(2) of the Securities Act of 1933, as amended.  The Company agreed to register for resale the Series A Preferred Stock and the Series B Preferred Stock upon request of the Treasury Department.  The Purchase Agreement provided that neither the Series A Preferred Stock nor the Series B Preferred Stock were subject to any contractual restrictions on transfer, except that the Treasury Department and its transferees may not affect any transfer of the Series A Preferred Stock or the Series B Preferred Stock that would have caused the Company to otherwise become subject to the periodic reporting requirements of the Securities Exchange Act of 1934.  The Purchase Agreement also provided for certain restrictions on dividend payments and stock repurchases by the Company.

The Company allocated the $4,000,000 in proceeds received from the U.S. Treasury Department between Series A Preferred Stock and Series B Preferred Stock assuming that the Preferred Stock would be replaced with a qualifying equity offering and the Preferred Stock would therefore be redeemed at the end of five years.  The allocation was recorded assuming a discount rate of 12% on the cash flows of each instrument.
The allocation of the proceeds was as follows:

Series A Preferred Stock	$3,770,000
Series B Preferred Stock	230,000
Proceeds received from the Treasury Department	$4,000,000

The Series A Preferred Stock was being accreted over a five-year period so that, at the end of five years, the balance in Series A Preferred Stock would equal $4,000,000.  During the year ended December 31, 2011, in conjunction with the Company’s redemption of the Series A Preferred Stock the remaining accretion was recorded to increase the balance to $4,000,000, the redemption amount.  The aggregate accretion from retained earnings was $149,500 in 2011 and $46,000 in 2010.

The Series B Preferred Stock was being amortized over a five-year period so that, at the end of five years, the balance in Series B Preferred Stock would equal $200,000.  During the year ended December 31, 2011, in conjunction with the Company’s redemption of the Series B Preferred Stock the remaining amortization was recorded to decrease the balance to $200,000, the redemption amount.  The aggregate amortization to retained earnings was $19,500 in 2011 and $6,000 in 2010.

On August 11, 2011, as part of the United States Department of the Treasury (the “Treasury”) Small Business Lending Fund program (the “SBLF”), the Company entered into a Small Business Lending Fund – Securities Purchase Agreement (the “Purchase Agreement”) with the Secretary of the Treasury (the “Secretary”), pursuant to which the Company agreed to issue and sell, and the Secretary agreed to purchase, 9,000 shares of the Company’s Senior Non-cumulative Perpetual Preferred Stock, Series C, having a liquidation  preference of $1,000 per share (the “SBLF Preferred Stock”), for a purchase price of $9,000,000. The SBLF Preferred Stock was issued pursuant to the SBLF program, $30 billion fund established under the Small Business Jobs Act of 2010 that was created to encourage lending to small business by providing capital to qualified community banks with assets of less than $10 billion.

The transaction described above closed on August 11, 2011. The SBLF Preferred Stock has no maturity date and ranks senior to the Company’s common stock with respect to the payment of dividends and distributions and amounts payable upon liquidation, dissolution and winding up of the Company.

The SBLF Preferred Stock qualifies as Tier 1 capital and will pay non-cumulative dividends quarterly on each January 1, April 1, July 1 and October 1, beginning October 1, 2011. The dividend rate can fluctuate on a quarterly basis during the first 10 quarters during which the SBLF Preferred Stock is outstanding, based upon changes in the level of “Qualified Small Business Lending” or “QSBL” (as defined in the Purchase Agreement). Based upon the increase in the Bank’s level of QSBL over the baseline level calculated under the terms of the Purchase Agreement, at December 31, 2011, the dividend rate payable by the Company on the Series C Preferred Stock is 2.34%. For the second through ninth calendar quarters, the dividend rate may be adjusted between one percent (1%) and five percent (5%) per annum to reflect the amount of change in the Bank’s level of QSBL. If the level of the Bank’s qualified small business loans declines so that the percentage increase in QSBL as compared to the baseline level is less than 10% , then the dividend  rate payable on the SBLF Preferred Stock would increase. For the tenth calendar quarter through four and one half years after issuance, the dividend rate will be fixed at between one percent (1%) and seven percent (7%) based upon the increase in QSBL as compared to the baseline. After four and one half years from issuance, the dividend rate will increase to 9% (including a quarterly lending incentive fee of 0.5%).

The SBLF Preferred Stock is non-voting, except in limited circumstances. In the event that the Company misses five dividend payments, whether or not consecutive, the holder of the SBLF Preferred Stock will have the right, but not the obligation, to appoint a representative as an observer on the Company’s Board of Directors.

The SBLF Preferred Stock may be redeemed at any time at the Company’s option, at a redemption price of 100% of the liquidation amount plus accrued but unpaid dividends to the date of redemption for the current period, subject to the approval of the Federal Deposit Insurance Corporation.

Under the terms of the SBLF Preferred Stock, the Company may only declare and pay a dividend on the common stock or other stock junior to the SBLF Preferred Stock, or repurchase shares of any such class or series of stock, if, after payment of such dividend, the dollar amount of the Company’s Tier 1 Capital would be at least 90% of the Signing Date Tier 1 Capital, as set forth in the Certificate of Amendment to the Certificate of Incorporation of the Company fixing the designations, preferences, limitations and relative rights of the SBLF Preferred Stock, excluding any subsequent net charge-offs and any redemption of the SBLF Preferred Stock (the “Tier 1 Dividend Threshold”). The Tier 1 Dividend Threshold is subject to reduction, beginning on the second anniversary of issuance and ending on the tenth anniversary, by 10% for each one percent increase in QSBL over the baseline level.

Pursuant to the Purchase agreement, approximately $4,252,078 of the proceeds from the sale of the SBLF Preferred Stock was used to redeem the 4,000 shares of the Company’s Fixed Rate Cumulative Perpetual Preferred Stock, Series A, and 200 shares of the Company’s Fixed Rate Cumulative Perpetual Preferred Stock, Series B (collectively, the “CPP Preferred Stock”), issued in March 2009 to the Treasury under the Capital Purchase Program (“CPP”), plus the accrued and unpaid dividends owed on the CPP Preferred Stock through the date of closing of the sale of the SBLF Preferred Stock to the Secretary.

NOTE 20 – LEGAL CONTINGENCIES

Various legal claims also arise from time to time in the normal course of business which, in the opinion of management, will have no material effect on the Company’s consolidated financial statements.

NOTE 21 - RECLASSIFICATION

Certain amounts in the prior year have been reclassified to be consistent with the current year's statement presentation.

Shareholder Data

The bid price of the stock of the Bank’s parent company, SBT Bancorp, Inc. is currently quoted on the OTC Bulletin Board (Symbol: “SBTB”).  At December 31, 2011, there were 876,808 shares of the Company's common stock issued, of which 876,394 shares were outstanding.  As of March 30, 2012, the Company had approximately 1,100 shareholders of record.  There is a limited market for the Company’s common stock.  The following table sets forth the high and low bid price for the periods indicated.

	Year Ended		Year Ended
	December 31, 2011		December 31, 2010

	High	Low	High	Low
Fourth Quarter	$20.00	$17.00	$21.00	$18.60
Third Quarter	$21.00	$19.10	$19.00	$18.40
Second Quarter	$21.00	$19.50	$21.50	$18.20
First Quarter	$21.50	$18.90	$19.50	$15.65

The above over-the-counter market quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission, and may not reflect actual transactions.

Dividends

The Company's shareholders are entitled to dividends when and if declared by the Board of Directors out of funds legally available therefor.  Connecticut law prohibits the Company from paying cash dividends except from its net profits, which are defined by State statutes.  In addition, on March 27, 2009, the Company issued 4,000 shares of Fixed Rate Cumulative Perpetual Preferred Stock, Series A, and 200 shares of Fixed Rate Cumulative Perpetual Preferred Stock, Series B (collectively, the “CPP Preferred Stock”), to the U.S. Treasury under the Troubled Asset Relief Program (”TARP”) Capital Purchase Program.  While the shares of CPP Preferred Stock were outstanding to the U.S. Treasury, with limited exceptions, the U.S. Treasury’s consent was required for: (i) any increase in dividends paid on the Company’s common stock above a quarterly dividend of $0.12 per share of common stock or (ii) the repurchase of common stock by the Company.  The terms of the CPP Preferred Stock also prohibit the payment of dividends on the Company’s common stock unless all accrued and unpaid dividends on the CPP Preferred Stock have been fully paid.  The Company redeemed these shares of CPP Preferred Stock in the third quarter of 2011 with approximately $4.2 million of the $9 million in proceeds that it received from the issuance of 9,000 shares of Senior Non-Cumulative Perpetual Preferred Stock, Series C (the “SBLF Preferred Stock”), to the U.S. Treasury.

The SBLF Preferred Stock, which was issued to the U.S. Treasury on August 11, 2011, has no maturity date and ranks senior to the Company’s common stock with respect to the payment of dividends and distributions and amounts payable upon liquidation, dissolution and winding up of the Company.

The SBLF Preferred Stock qualifies as Tier 1 capital and will pay non-cumulative dividends quarterly on each January 1, April 1, July 1 and October 1, beginning October 1, 2011.  The dividend rate can fluctuate on a quarterly basis during the first 10 quarters during which the SBLF Preferred Stock is outstanding, based upon changes in the level of “Qualified Small Business Lending” or “QSBL” (as defined in the Purchase Agreement) by the by the Bank.  Based upon the increase in the Bank’s level of QSBL over the baseline level calculated under the terms of the Purchase Agreement, the dividend rate for the initial dividend period has been set at 3.0671111%.  For the second through ninth calendar quarters, the dividend rate may be adjusted between one percent (1%) and five percent (5%) per annum to reflect the amount of change in the Bank’s level of QSBL.  If the level of the Bank’s qualified small business loans declines so that the percentage increase in QSBL as compared to the baseline level is less than 10%, then the dividend rate payable on the SBLF Preferred Stock would increase.  For the tenth calendar quarter through four and one half years after issuance, the dividend rate will be fixed at between one percent (1%) and seven percent (7%) based upon the increase in QSBL as compared to the baseline.  After four and one half years from issuance, the dividend rate will increase to 9% (including a quarterly lending incentive fee of 0.5%).

The terms of the SBLF Preferred Stock impose limits on the ability of the Company to pay dividends and repurchase shares of common stock.  Under the terms of the SBLF Preferred Stock, no repurchases may be effected, and no dividends may be declared or paid on preferred shares ranking pari passu with the SBLF Preferred Stock, junior preferred shares, or other junior securities (including the common stock) during the current calendar quarter and for the next three calendar quarters following the failure to declare and pay dividends on the SBLF Preferred Stock, except that, in any such quarter in which the dividend is paid, dividend payments on shares ranking pari passu may be paid to the extent necessary to avoid any resulting material covenant breach.

Under the terms of the SBLF Preferred Stock, the Company may only declare and pay a dividend on the common stock or other stock junior to the SBLF Preferred Stock, or repurchase shares of any such class or series of stock, if, after payment of such dividend, the dollar amount of the Company’s Tier 1 Capital would be at least 90% of the Signing Date Tier 1 Capital, as set forth in the Certificate of Amendment to the Certificate of Incorporation of the Company fixing the designations, preferences, limitations and relative rights of the SBLF Preferred Stock, excluding any subsequent net charge-offs and any redemption of the SBLF Preferred Stock (the “Tier 1 Dividend Threshold”).  The Tier 1 Dividend Threshold is subject to reduction, beginning on the second anniversary of issuance and ending on the tenth anniversary, by 10% for each one percent increase in QSBL over the baseline level.

In 2011, the Company declared and paid cash dividends on common stock of $103,797 on each of March 22, 2011 and June 13, 2011, respectively.  The Company also declared and paid cash dividends on common stock of $105,142 on September 14, 2011 and $105,192 on December 14, 2011.  In addition, the Company declared and paid cash dividends on the CPP Preferred Stock of $54,500 on each of February 16, 2011 and May 12, 2011, respectively.  In connection with the redemption of the CPP Preferred Stock, the Company declared and paid accrued and unpaid cash dividends of $52,078 on the CPP Preferred Stock on August 11, 2011.  In accordance with the terms and conditions of the SBLF Preferred Stock, the Company declared and paid cash dividends on the SBLF Preferred Stock of $38,339 and $52,720 on September 30, 2011 and December 30, 2011, respectively.

In 2010, the Company declared and paid cash dividends on common stock of $103,797 on each of March 15, 2010, June 11, 2010, September 13, 2010, and December 14, 2010, respectively.  The Company also declared and paid cash dividends on the CPP Preferred Stock of $54,500 on each of February 16, 2010, May 17, 2010, August 16, 2010, and November 15, 2010, respectively.

The Company did not repurchase any shares of its common stock during 2011.  The Company’s common stock is the only class of equity securities that is registered by the Company pursuant to Section 12 of the Exchange Act.

SBT Bancorp, Inc.

Board of Directors *Chairman of Committee	Officers

Robert J. Bogino
Chairman of the Board
Retired President and Co-Owner
Bogino & DeMaria, Inc.
Compensation & Human Resources Committee
Corporate Governance Committee*
Executive Committee
Loan Committee

James T. Fleming
President
Connecticut Automotive Retailers Association

Nicholas B. Mason
Retired Chief Financial Officer
Savings Bank of Manchester
Audit & Compliance Committee
    Corporate Governance Committee

George B. Odlum, Jr., DMD
Retired General Dentistry
Audit & Compliance Committee*
Executive Committee

Rodney R. Reynolds
Martin J. Geitz President and Chief Executive Officer Anthony F. Bisceglio, Ph.D. Treasurer and Chief Financial Officer Gary R. Kevorkian Secretary Susan D. Presutti Assistant Secretary
Audit & Compliance Committee
Corporate Governance Committee

Martin J. Geitz
President and Chief Executive Officer
The Simsbury Bank & Trust Company, Inc.
Executive Committee
Loan Committee

Gary R. Kevorkian
Attorney at Law
Executive Committee
Loan Committee
    Compensation & Human Resources Committee*

Jerry W. Long
President and CEO
PCC Technology Group
Compensation & Human Resources Committee
Loan Committee

Retired Founding Director
Trust Company of Connecticut
Compensation & Human Resources Committee
Corporate Governance Committee

David W. Sessions
Vice Chairman
President and Treasurer
CASLE Corporation
Compensation & Human Resources Committee
Executive Committee*
Loan Committee*

Penny R. Woodford
Real Estate Agent
Coldwell Banker Residential Brokerage
Audit & Compliance Committee
Corporate Governance Committee

The Simsbury Bank & Trust Company, Inc.

Board of Directors	Officers	Employees

All SBT Bancorp, Inc. Directors Michael D. Nicastro President Central Connecticut and Greater Bristol Chamber of Commerce Audit & Compliance Committee Loan Committee	Executive Officers Martin J. Geitz President and Chief Executive Officer Anthony F. Bisceglio, Ph.D. Executive Vice President, Treasurer and Chief Financial Officer
Jeffrey J. Aleckson
Maribel Amaro
Deborah L. Barber
Kevin Belmonte
Mary Lou Bidwell
Katherine P. Cain
Mark Carr
Teresa A. Cerasoli
Meghan Chrusciel
Carol D. Clifford
Catherine A. Cook
Paul G. DiSpirito
S. Thomas Edge
Jenalee Fonseca
Shirley T. Gentry
Michael Gezelman
Jose A. Gonzalez
Cheryl S. Higgins
Leslie S. Kane
Sherrie S. Krawczyk
Susan LeBel
Jaclyn Levesque
Richard C. Liljedahl
Cindy Matthews
Kelly A. Meuser
Christine L. Miller
Dawn M. Orlowski
Jonathan S. Pizzo
Susan S. Pohlod
Audra R. Pollatta
Patricia Pracanica
Patricia A. Pschirer
Cindy L.C. Ramkissoon
Michelle Raymond
Margaret E. Rose
Lamar J. Ross
Jacob B. Rosenstein
Megan B. Shufelt
Joyce E. Slate
Irene M. Smith
Jean M. Spalla
Maria Theodoratos
Carolyne Fallon Tobias
Margaret Washer
Michelle G. Wiggins
Shannon D. White
Margaret Yates

Directors Emeriti

Richard C. Anthony
Consultant

Jackson F. Eno
Vice President
Merrill Lynch

Jane F. von Holzhausen
Retired Vice President of Operations
Southwest Region
Prudential Connecticut Realty

Evan W. Woollacott
Retired Vice Chairman and Commissioner
Connecticut Department of Public
Utility Control

Lincoln S. Young
Retired Chief Executive Officer
Turbine Engine Services Corp.

Michael L. Alberts
Senior Vice President and Chief
Commercial Banking Officer

Michael T. Sheahan
Senior Vice President and Chief Mortgage & Consumer Lending Officer

Howard R. Zern
Executive Vice President and Chief
Retail Banking, Technology and Operations Officer

Gary R. Kevorkian
Secretary

Senior Vice President
Terry L. Boulton

Vice Presidents
Ammar Amirouche
Richard A. Bahre
Brian D. Belyea
Joan A. Beresford
Charlene M. Faselle
Laurie E. Krause
Stephen J. LaFlamme
Shawn P. Martin
Stephen R. Vaughan
Barbara J. Wallace

Assistant Vice Presidents
Joann Brogis
Robin J. DiNicola
Jocelyn A. Mitchell
Craig S. Porter
Susan D. Presutti, Assistant Secretary
Peter G. Sepelak, Jr.
Kenneth S. Sklodosky
Sophie S. Stevens

Assistant Treasurers
Margot M. Byrne
Lori L. Ethier
Paula M. Giorgio
Barbara J. Hanifin
Ella Marker
Lisa A. Morgan
Romualdo A. Polce

Corporate Information

SBT Bancorp, Inc.
760 Hopmeadow Street
P.O. Box 248
Simsbury, Connecticut 06070-0248
(860) 408-5493
Fax:  (860) 408-4679
simsburybank.com

 Notice of Shareholders' Meeting

The Annual Meeting of Shareholders of SBT Bancorp, Inc., the holding company for The Simsbury Bank & Trust Company, Inc., will be held at 5:00 p.m. on Tuesday, May 8, 2012 at 981 Hopmeadow Street, Simsbury, Connecticut.

Independent Auditors	Legal Counsel
Shatswell, MacLeod & Company, P.C. 83 Pine Street West Peabody, MA 01960-3635	Day Pitney LLP Counselors at Law 242 Trumbull Street Hartford, CT 06103-1212
Transfer Agent	Shareholder Contact
American Stock Transfer & Trust Company 59 Maiden Lane Plaza Level New York, NY 10005 Shareholder Relations: (800) 937-5449 Trading Symbol SBTB	Susan D. Presutti, Assistant Secretary SBT Bancorp, Inc. 760 Hopmeadow Street, P.O. Box 248 Simsbury, CT 06070-0248 (860) 408-5493

COPIES OF THE COMPANY’S ANNUAL REPORT ON FORM 10-K WILL BE FORWARDED WITHOUT CHARGE UPON WRITTEN REQUEST TO:

Gary R. Kevorkian, Secretary
SBT Bancorp, Inc.
760 Hopmeadow Street
P.O. Box 248
Simsbury, CT  06070-0248