Form 10-K, Exhibit 13
period 2012-12-31
SBT Bancorp, Inc.
filed 2013-03-28
CIK 1354174

Exhibit 13

March 28, 2013

Dear Fellow Shareholders,

We are very pleased to report record earnings for 2012.  This performance reflects the success of the Bank’s strategic plan to broaden and deepen our branch franchise market presence and expand regionally through business lines that are not branch dependent.  Our earnings growth was matched with loan and deposit growth, continued strong asset quality, and improvement in our capital position.  Earnings per diluted share for the year of $2.18 reflected a 246% increase from 2011.

The Bank’s strong performance and optimism for the future resulted in the Board of Directors’ decision in November to increase our quarterly shareholder dividend by 17% to 14 cents per share. The Bank’s total return to shareholders during 2012, factoring in both dividends and stock price appreciation, was 50%.

Mortgage and Consumer Lending

Mortgage and consumer lending delivered an outstanding performance for the Bank in 2012.  This was the year in which our investment since 2010 in building a much larger and scalable mortgage organization began to show its return potential.  Originations totaled $147 million in 2012, almost double our 2011 production.  This activity level produced a 10% increase in our year-end mortgage and consumer loan outstanding balances and gain on sale revenue of $2.1 million, almost four times 2011’s level.  We chose to sell $70 million in mortgages during 2012, two-and-one-half times 2011’s total, primarily to manage our interest rate risk.  However, our customer relationships are very important to us, so we retained the servicing of the loans we sold. Our loan servicing portfolio totaled $88 million at year-end, almost four times higher than the prior year end.  Loan servicing fees increased 114% to $115,000 in 2012.

In 2012, we retained our ranking as the number one loan originator in our four-town branch franchise and our nine-town Community Reinvestment Act area.  We were particularly pleased to show great improvement in our market share of purchased mortgages, becoming number one in that category in our four-town franchise area.  We ranked first in market share in Simsbury and Granby and top five in Avon and Bloomfield.  We continued to extend our geographic reach throughout Connecticut in 2012.  We originated mortgages in 81 towns during the year, 39 more than in 2011.  Also, we attained approval from Massachusetts and Rhode Island to transact mortgage business in their states.

During 2012, we were also busy expanding the ways people can do business with us and the products we offer.  We added the convenience for customers to apply for mortgage and home equity loans and lines of credit online.  We introduced a new website devoted exclusively to our mortgage and consumer loan capabilities.  And we introduced several new mortgage products including jumbo, VA, USDA and CHFA loans.

Mortgage and consumer loan asset quality remained a high priority during 2012.  The delinquency rates for our mortgage, consumer loan, and purchased auto loan portfolios were very low at, respectively, 0.91%, 0.13% and 1.31%.

Retail Banking

Simsbury Bank continues to be the largest community bank in our four-town branch market.  In fact, in 2012, we continued to be second only to Bank of America in overall deposit market share according to the FDIC’s annual deposit survey.  We had a greater market share than the two Connecticut-based regional banks as well as many national and community bank competitors in the market.  During the past five years, our four branches, on a combined basis, enjoyed a faster rate of deposit growth than any other bank’s branches in the market.

We continue to take an advisor-based approach to providing excellent service to our customers.  In order to maintain our role as a trusted partner with our customers, we continuously seek ways to improve our team’s knowledge and capability.  During 2012, in addition to ongoing training and development, all members of our Retail Banking team participated in intensive retirement savings and income management training.  Most households’ largest financial asset is their retirement savings, and their greatest challenge as they approach retirement is how to ensure that the savings provide income for a secure retirement.  Simsbury Bank’s team is prepared to play a role in this customer need.

Two of the most significant convenience improvements we introduced in 2012 were state-of-the-art ATMs and an improved online banking experience.  Our new ATMs easily accept check and cash deposits, provide check imaging, provide more information about accounts, and are easier to use.  Our online banking upgrade provided new functionality and an easier-to-navigate presentation.

We are also pleased to continue to grow our Health Savings Account business.  During 2012, we added 1,037 customers and now have almost 1,800 HSA accounts with total year-end balances of $4,061,000.  Our local service approach to this specialized product has differentiated us in the banking and health insurance marketplaces.  We are active across the state with our HSA product.

Finally, we continued the effort introduced in 2011 to provide our deposit customers with relationship checking solutions that provide them with significant value on a profitable basis to the Bank.  Customers have embraced the benefits of our Pinnacle accounts including preferred interest rates and free ATM usage.  In 2012, we introduced the Advantage Checking account suite.  Our Advantage Checking accounts were designed to provide customers with features and benefits to meet their needs, and they are designed to ensure that the Bank has profitable customer relationships.

Commercial Banking

Commercial Banking produced solid results with a second consecutive year of $20 million or more in new loan originations.  At year-end, commercial loans accounted for 26% of the Company’s total loans.  Growth in Commercial Banking accelerated in the fourth quarter when more than 37% of the year’s new funding occurred.  The rate of growth was driven by the expansion in staffing to five experienced Commercial Relationship Managers and the addition of a new Chief Commercial Banking Officer.

This increase in personnel reflects the Bank’s commitment to serving the credit and depository needs of small- and medium-sized businesses well beyond our four-town branch market area.  Our array of services was expanded beyond loans, cash management, and investment services to include both import/export and standby letters of credit.

Asset quality remains strong.  Our exposure to investor-owned commercial real estate remains low.  Delinquencies, non-accrual loans, and net charge-offs of commercial loans remained at minimal levels in 2012.

Treasury and Investments

During 2012, the Bank’s Treasury and Investment activities were highlighted by a stable capital position, well-managed liquidity, sound risk management, and a growing investment portfolio.  Based on growth in business loans, the Bank became eligible in 2012 to pay the lowest dividend rate of 1.00% on $9 million of preferred stock Tier 1 capital issued under the Small Business Lending Fund (SBLF).  The Bank’s capital levels continue to meet well-capitalized regulatory guidelines.  During the year, the Bank completed stress test modeling on both capital and liquidity levels.  The results indicate that the Bank’s current capital levels would be sufficient under the proposed Basel III guidelines.  Interest rate risk modeling was also enhanced during the year.  The Bank’s investment securities portfolio grew by $35 million in 2012, with a moderate extension in portfolio duration.  Moreover, the portfolio growth was accomplished while maintaining our historically low-risk posture toward investment portfolio structure and market interest rate changes.

Investment Services

Our investment services business, managed through our relationship with LPL Financial, continued to perform well during 2012.  LPL made available well reviewed alternative investment products during the year that many of our clients found to be attractive ways to obtain better yields at acceptable risks than otherwise available.  Assets under management increased over 6% to $64.1 million. We continue to seek ways to grow our investment services capabilities.

2013 Outlook

The banking environment continues to change nationally and locally.  Federal regulators are accelerating their rule-writing to implement the provisions of the Dodd-Frank Act.  In January alone, the Consumer Financial Protection Bureau issued eight separate regulations or modifications to existing regulations to implement requirements of the Act.  We work hard to ensure that we implement regulatory requirement changes in as efficient and compliant a manner as possible.  Locally, during 2012, two more Central Connecticut community banks were acquired by larger banks, both with headquarters in Massachusetts.  Since 2008, eight banks serving Central Connecticut, including six community banks, have been acquired by other banks.  The change in the competitive landscape provides new opportunities for banks like Simsbury Bank, due to the inevitable disruption of customer relationships that occurs with mergers and acquisitions.  As such, we continue to focus on business development efforts to present our mortgage, retail, and commercial banking strengths to prospective customers.

Simsbury Bank remains committed to bringing the value of community banking to our customers and thereby providing an attractive investment return to our shareholders.  The core value that a community bank brings to its customers is related to four key attributes:

•
Community banks have a much deeper understanding of and commitment to the local economy and marketplace.  For larger banks, the towns they serve are ZIP codes.  For us, they are families, businesses, arts organizations, healthcare providers and the many others who together create the opportunities and quality of life that cause people to choose to live and do business here.  For a large bank, one weak town is offset by a strong one elsewhere.  For a community bank, we prosper or fail based on the health and wellbeing of all of the towns we serve.

•
Community banks offer true local decision-making.  When you apply for a loan with a community bank, all of the people involved in the decision work locally, from the loan officer to the bank president.  Policies and procedures that guide the way we do business are written right here.  If they prove to be unresponsive to customers or ineffective in any way, we will know that quickly and can modify them to improve them.  Appropriate one-time exceptions can be approved in a timely manner.  Regional and national banks have centralized loan underwriting units across the region and country, often far from the local economy.  Large banks usually make policies and procedures at their headquarters based on their macro view of the world which may not be responsive to a local community’s situation.

•
Community banks have fewer organizational levels.  This is a great advantage as all employees are close to the customers.  This allows us to hear more and listen better.  It also allows us to handle unusual situations more quickly, as it is easy to get all the bank employees involved in the situation together.  Larger banks have many more organizational levels, each with different decision-making authorities.  Inevitably, the bureaucracy of a larger bank is required to have controls in place to both manage risk and ensure consistency.  However, those controls sometimes work to the disadvantage of the customer.

•
Community banks generally have a customer-friendly approach to sales and service.  Most community banks try to deliver a “high touch” experience to customers.  This contrasts with the  “cookie-cutter” and scripted approach that larger banks often take to customer interactions.

Simsbury Bank’s brand of community banking is also based on a commitment to be an advisor to our customers and a partner in helping them achieve their life and financial goals.

We thank you for your support and look forward to another strong year for Simsbury Bank, its shareholders, customers, employees, and the communities it serves.

Sincerely,

Martin J. Geitz	Robert J. Bogino
President & Chief Executive Officer	Chairman of the Board of Directors

Selected Financial and Other Data
(dollars in thousands, except per share data)

	At 12/31/12	At 12/31/11	At 12/31/10
Balance Sheet Data:
Total assets	$375,019	$377,039	$295,566
Loans, net	233,290	214,083	202,792
Investment securities	92,409	57,519	46,948
Federal funds sold, money market mutual funds, and other interest-earning deposits	21,728	72,663	23,707
Deposits	340,409	344,777	269,279
Stockholders’ equity	29,437	27,443	21,967

	For the Year Ended 12/31/12	For the Year Ended 12/31/11	For the Year Ended 12/31/10
Statement of Income Data:
Total interest and dividend income	$11,567	$11,710	$12,031
Total interest expense	1,041	1,517	1,813
Net interest and dividend income	10,526	10,193	10,217
Provision for loan losses	320	495	755
Net interest and dividend income after provision for loan losses	10,206	9,698	9,462
Gain on loans sold, net	2,266	428	226
Noninterest income	4,053	2,382	1,800
Noninterest expense	11,508	10,754	9,754
Income tax expense	707	416	362
Net income	2,044	910	1,146

Earnings per common share	$2.19	$0.64	$1.03
Earnings per common share, assuming dilution	$2.18	$0.63	$1.03
Other Data:
Net interest spread	3.09%	3.13%	3.66%
Net interest margin	3.18%	3.27%	3.82%
Return on average assets	0.57%	0.27%	0.42%
Return on average stockholders’ equity	8.39%	3.78%	5.16%
Dividend payout ratio	27.89%	74.9%	46.7%
Average stockholders’ equity to average assets	6.84%	7.22%	7.67%

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

The Bank was incorporated on April 28, 1992 and commenced operations as a Connecticut-chartered bank on March 31, 1995.  The Bank's deposit accounts are insured under the Federal Deposit Insurance Act, up to the maximum applicable limits thereof.  The Bank is not a member of the Federal Reserve System.  The Bank's main office and its corporate offices are located in the town of Simsbury, Connecticut.  The Bank has branch offices in the towns of Granby, Avon, and Bloomfield, Connecticut. The Bank also maintains a business office in Canton, Connecticut.  The Bank's customer base consists primarily of individual consumers and small businesses in north central Connecticut.  The Bank has in excess of 21,600 deposit accounts.

The Bank offers a full range of commercial banking services to residents and businesses in its primary and secondary markets through a wide variety of mortgage programs, home equity lines and loans, FDIC-insured checking and savings accounts, and IRA and 401(k) rollovers, as well as safe deposit and other customary non-deposit banking services.  As of December 31, 2012, approximately 88% of the Bank's loans were secured by residential property located in Connecticut.

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

In May of 2010, the Bank formed NERE Holdings, Inc., a subsidiary to hold real estate primarily acquired through foreclosures. In January of 2011, the Bank formed Simsbury Bank Passive Investment Company, a subsidiary Passive Investment Company (PIC). Under current State of Connecticut statutes, Simsbury Bank Passive Investment Company is not subject to Connecticut corporation business taxes.

During the third quarter of 2011, the Company received $9 million in capital through the Small Business Lending Fund (the “SBLF”) administered by the United Sates Department of the Treasury (the “Treasury”). The SBLF was created by the Treasury to encourage banks to increase lending to small business by providing capital to eligible banks at an adjustable dividend rate based on the volume of qualified lending. The Company’s initial weighted average dividend rate was 3%. However, as a result of its increased lending, the Company’s current weighted average dividend rate has been reduced to 1%. The Company used approximately $4.3 million of the proceeds to redeem all of the outstanding shares of preferred stock issued to the Treasury under the Treasury’s Troubled Asset Relief Program (“TARP”) Capital Purchase Program (“CPP”).

For the year ended December 31, 2012, the company’s net income totaled $2,044,000, compared to $910,000 for the year ended December 31, 2011, an increase of $1,134 ,000 or 125%.  Net income available to common stockholders after preferred stock dividends and amortization was $1,898,000 or $2.18 per diluted share for the year ended December 31, 2012, compared to $550,000 or $0.63 per diluted share for the year ended December 31, 2011, a 246% increase in diluted earnings per share.  Total assets on December 31, 2012 were $375 million, compared to $377 million on December 31, 2011.

SBT Bancorp’s 2011 results were impacted by one-time charges related to the formation of Simsbury Bank Passive Investment Company (PIC) in the first quarter of 2011 and redemption of all outstanding shares of preferred stock issued to the Treasury under the TARP CPP in the third quarter of 2011.  Excluding these one-time charges, the 2011 earnings would have been:  net income of $1,081,000, net income available to common stockholders after preferred dividends and amortization of $827,000, and diluted earnings per share of $0.95.  Compared to these pro forma 2011 results,  net income increased by $963,000 or 89% and diluted earnings per share increased by $1.23 or 129% for the year ended December 31, 2012.

Total revenues, consisting of net interest and dividend income plus noninterest income, were $14.6 million for 2012 compared to $12.6 million for 2011,  an increase of $2.0 million or 16%.  Net interest and dividend income increased in 2012 by $333 thousand or 3% while noninterest income increased by $1.7 million or 70% primarily due to an increase in gain on loans sold and an increase in service charges and fees.

The net interest margin decreased 9 basis points to 3.18% in 2012 from 3.27% in 2011.
The yield on interest earning assets decreased 26 basis points to 3.49% while cost of funds decreased 22 basis points to 0.40% in 2012. The Bank experienced a greater decline in yield on assets as compared to the decline in cost of funds.

Total non-interest expenses for 2012 were $11.5 million, an increase of $754 thousand or 7% over 2011.  The increase in expenses was primarily attributable to expenses associated with growing the Bank’s revenues.  Salaries and employee benefit expenses and advertising and promotions fees increased by a total of $813 thousand during 2012 compared to 2011. Professional fees and FDIC insurance assessment decreased by a total of $360 thousand in 2012 compared to 2011.  All other operating expenses were up by $301 thousand in 2012 compared to 2011. The provision for loan losses was $320 thousand in 2012 compared to $495 thousand in 2011, a decline of $175 thousand or 35%.

On December 31, 2012, outstanding loans were $236 million, an increase of $19 million or 9% over a year ago. The allowance for loan losses was $2.6 million or 1.10% of total loans at December 31, 2012.  This compares to an allowance for loan losses of $2.5 million or 1.14% of loans on December 31, 2011.  The profile of the Company’s loan portfolio remained relatively low-risk throughout 2012.  At year end, 70% of total loans were conventionally underwritten residential mortgages and consumer home equity lines and loans.  Commercial loans represent 24% of the Company’s total loans.  Other consumer loans comprise 5% of total loans.  The Company’s exposure to commercial real estate concentrations is relatively low.  Total exposure to builder and land development loans and non-owner occupied commercial real estate was $11 million at year end, 5% of total loans and 37% of total stockholders’ equity. The Company had non-accrual loans totaling $1.2 million equal to 0.53% of total loans at December 31, 2012, compared to non-accrual loans of $2.3 million or 1.07% of total loans a year ago.  Total non-accrual loans and loans 30 or more days past due decreased to 0.76% of loans outstanding at December 31, 2012 from 1.30% of loans outstanding on December 31, 2011.

Total deposits at December 31, 2012 were $340 million, compared to $345 million in total deposits on December 31, 2011.  Total deposits at December 31, 2011included a business checking account short-term deposit of $19 million that was deposited in late December 2011 and was withdrawn in early January 2012.  Excluding this prior year-end anomaly, total deposits for the year 2012 increased by $14 million or 4%. This growth was all in core deposits (Demand, Savings and NOW accounts).  Compared to December 31, 2011, demand deposits, adjusted for the prior year-end anomaly, increased $8 million or 9%, and  savings and NOW deposits increased $11 million or 7%, while time deposits decreased by $5 million or 6%. At year-end 2012, 27% of total deposits were in non-interest bearing demand accounts, 52% were in low-cost savings and NOW accounts, and 21% were in time deposits.

Capital levels for the Simsbury Bank & Trust Company on December 31, 2012 were above those required to meet the regulatory “well-capitalized” designation.

Results of Operations for the Years Ended December 31, 2012, 2011, and 2010

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

Net interest and dividend income totaled $10,526,000 in 2012, which is an increase of $333,000, or 3.3%, from 2011.  Average earning assets grew to $337 million at December 31, 2012 from $317 million at December 31, 2011 primarily due to an increase in mortgage backed securities and an increase in total loans.  The Bank’s net interest spread and net interest margin decreased to 3.09% and 3.18%, respectively, during 2012 as compared to 3.13% and 3.27%, respectively, during 2011.

The following table presents the average amounts outstanding for the major categories of the Bank’s interest-earning assets and interest-bearing liabilities and the average interest rates earned or paid thereon for the years ended December 31, 2012, 2011 and 2010.

NET INTEREST INCOME
(Dollars in thousands)

	For the Year Ended 12/31/12
	Average Balance	(1) Interest	Yield

Federal funds sold and overnight deposits	$37,494	$99	0.26%

Investments (1)	81,407	1,994	2.45

Mortgage loans	104,071	4,536	4.36
Commercial loans	57,089	2,930	5.13
Consumer loans	56,992	2,190	3.84
Term federal funds sold	-	-	-
Total loans	218,152	9,656	4.43%

Total interest-earning assets	$337,053	$11,749	3.49%

NOW deposits	$44,630	$39	0.09%
Savings deposits	135,130	214	0.16
Time deposits	75,430	784	1.04
Total interest-bearing deposits	255,190	1,037	0.41

Securities sold under agreements to repurchase	3,317	4	0.12
Federal Home Loan Bank advances	-	-	-

Total interest-bearing liabilities	$258,507	$1,041	0.40%

Net interest income		$10,708
Net interest spread			3.09%
Net interest margin			3.18%

	For the Year Ended 12/31/11
	Average Balance	(1) Interest	Yield

Federal funds sold and overnight deposits	$46,980	$110	0.23%

Investments (1)	62,979	1,798	2.85

Mortgage loans	98,328	4,731	4.81
Commercial loans	52,735	2,904	5.51
Consumer loans	55,888	2,339	4.19
Term federal funds sold	-	-	-
Total loans	206,951	9,974	4.82%

Total interest-earning assets	$316,910	$11,882	3.75%

NOW deposits	$39,415	$34	0.09%
Savings deposits	126,065	481	0.38
Time deposits	76,339	974	1.28
Total interest-bearing deposits	241,819	1,489	0.62

Securities sold under agreements to repurchase	3,314	28	0.84
Federal Home Loan Bank advances	-	-	-

Total interest-bearing liabilities	$245,133	$1,517	0.62%

Net interest income		$10,365
Net interest spread			3.13%
Net interest margin			3.27%

NET INTEREST INCOME
(Dollars in thousands)

	For the Year Ended 12/31/10
	Average Balance	(1) Interest	Yield

Federal funds sold and overnight deposits	$14,192	$32	0.23%

Investments (1)	57,342	1,974	3.44

Mortgage loans	106,578	5,500	5.16
Commercial loans	49,904	2,714	5.44
Consumer loans	45,177	2,038	4.51
Term federal funds sold	-	-	-
Total loans	201,659	10,252	5.08%

Total interest-earning assets	$273,193	$12,258	4.49%

NOW deposits	$35,729	$40	0.11%
Savings deposits	103,179	585	0.57
Time deposits	76,286	1,149	1.51
Total interest-bearing deposits	215,194	1,774	0.82

Securities sold under agreements to repurchase	3,434	40	1.16
Federal Home Loan Bank advances	51	-	-

Total interest-bearing liabilities	$218,679	$1,814	0.83%

Net interest income		$10,444
Net interest spread			3.66%
Net interest margin			3.82%

(1)
On a fully taxable equivalent basis based on a tax rate of 34%.  Interest income on investments includes a fully taxable equivalent adjustment of $182,000 in 2012, $172,000 in 2011, and $203,000 in 2010.

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

	Year Ended December 31, 2012 Compared to Year Ended December 31, 2011			Year Ended December 31, 2011 Compared to Year Ended December 31, 2010
	Increase (Decrease) Due to			Increase (Decrease) Due to
	Volume	Rate	Net	Volume	Rate	Net
			(In thousands)
Interest and dividend income:
Federal funds sold and overnight
Deposits	$(30)	$19	$(11)	$77	$1	$78
Investments	381	(185)	196	239	(415)	(176)
Loans	513	(832)	(319)	178	(456)	(278)
Total interest-earning assets	864	(998)	(134)	494	(870)	(376)

Interest expense:
NOW deposits	4	0	4	5	(11)	(6)
Savings deposits	37	(304)	(267)	219	(323)	(104)
Time deposits	(11)	(179)	(190)	1	(176)	(175)
Total interest-bearing deposits	30	(483)	(453)	225	(510)	(285)

Securities sold under agreements to repurchase	(2)	(22)	(24)	1	(13)	(12)
FHLB advances	-	-	-	-	-	-
Total interest-bearing liabilities	28	(505)	(477)	226	(523)	(297)
Net change in interest income	$836	$(493)	$343	$268	$(347)	$(79)

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

Each month the Bank reviews the allowance for loan losses and makes additional provisions to the allowance, as needed.  For the year ended December 31, 2012, the allowance increased $125,000, net of charge-offs and recoveries.  The total allowance for loan losses at December 31, 2012 was $2,594,000 or 1.10% of outstanding loans.  This compares with a total allowance for loan losses of $2,469,000 at year-end 2011, which represented 1.14% of outstanding loans.  During 2012, the Bank charged off seven loans for a total of $210,000 compared to 2011 when it charged off seventeen loans for a total of $357,000.  The Bank recovered eight loans for $15,000 in 2012 compared to seven loans for $5,000 in 2011.  Management believes the allowance for loan losses is adequate.

Noninterest Income and Noninterest Expense

The following table sets forth the various components of the Bank’s noninterest income (charges) and noninterest expense for the years ended December 31, 2012, 2011, and 2010.

NONINTEREST INCOME
(Dollars in thousands)
	For Year Ended 12/31/12	% of Income	For Year Ended 12/31/11	% of Income	For Year Ended 12/31/10	% of Income

Service charges on deposit accounts	$495	12.2%	$511	21.4%	$524	29.5%
Safe deposit fees	82	2	90	3.8	80	4.5
Business manager income	-	-	4	0.2	116	6.5
Gain on loans sold, net	2,266	55.9	428	17.9	227	12.8
Gain on available-for-sale securities	113	2.8	445	18.7	-	-
SBT Investment Services, Inc	171	4.2	178	7.5	114	6.4
Other income	926	22.9	726	30.5	740	40.3
Noninterest income	$4,053	100.0%	$2,382	100.0%	$1,801	100.0%

NONINTEREST EXPENSE
(Dollars in thousands)

	For Year		For Year		For Year
	Ended	% of	Ended	% of	Ended	% of
	12/31/2012	Total	12/31/2011	Total	12/31/2010	Total

Salaries and employee benefits	$6,271	54.50%	$5,623	52.30%	$4,819	49.40%
Occupancy expense	1,059	9.2	1,098	10.2	1,133	11.6
Equipment expense	275	2.4	255	2.4	287	2.9
Professional fees	577	5	753	7	723	7.4
Advertising and promotions	655	5.7	490	4.5	408	4.2
Forms and supplies	173	1.5	187	1.7	146	1.5
Insurance	256	2.2	434	4	472	4.8
Loan expenses	45	0.4	65	0.6	199	2
Postage	93	0.8	82	0.8	98	1
Other expenses	2,104	18.3	1,768	16.5	1,470	15.2

Total	$11,508	100.00%	$10,754	100.00%	$9,755	100.00%

Noninterest income for the twelve months ended December 31, 2012 increased by approximately $1,671,000 to $4,053,000 from $2,382,000 for the twelve months ended December 31, 2011.  This increase was due primarily to an increase of approximately $1,838,000 in gains on loans sold.  For the twelve months ended December 31, 2011, noninterest income increased by approximately $581,000 to $2,382,000 from $1,801,000 for the twelve months ended December 31, 2010.  This increase was due primarily to an increase of approximately $200,000 in gains on loans sold.

At December 31, 2012, the Bank had 21,623 deposit accounts, an increase of 617 accounts or 2.94% over the number of accounts at year-end 2011 and 449 accounts more than at year-end 2010.  SBT Investment Services, Inc.’s revenues decreased by approximately $7,000 in 2012 compared to 2011.

Noninterest expense for the year ended December 31, 2012 was approximately $11,508,000, an increase of approximately $754,000 or 7% over 2011.  The increase in 2012 was primarily related to an increase of approximately $648,000 in salaries and employee benefits and a net increase of approximately $106,000 in all other expenses.

Salaries and employee benefits comprised 54% of total noninterest expense during 2012, as compared to 52% in 2011.  Occupancy expense and equipment expense, at approximately 12% in 2012 and 13% in 2011, respectively, continue to be the other major categories of noninterest expense.

Financial Condition at Years Ended December 31, 2012, 2011 and 2010

The following table sets forth the average balances of each principal category of our assets, liabilities and capital accounts for the years ended December 31, 2012, 2011 and 2010.

Distribution of Assets, Liabilities and Stockholders’ Equity
(Dollars in thousands)

	For the Year Ended 12/31/12		For the Year Ended 12/31/11		For the Year Ended 12/31/10
	Average Balance	Percent of Total Assets	Average Balance	Percent of Total Assets	Average Balance	Percent of Total Assets
Assets
Cash and due from banks	$10,240	2.9%	$9,525	2.9%	$8,221	2.8%
Investment securities	83,033	23.3	63,737	19.1	58,211	20.1
Federal funds sold and overnight deposits	36,010	10.1	45,579	13.7	14,086	4.9
Loans, net	215,680	60.5	204,582	61.4	199,358	68.8
Premises and equipment	864	0.2	611	0.2	643	0.2
Accrued interest and other assets	10,650	3.0	9,203	2.7	9,081	3.2

Total assets	$356,477	100.0%	$333,237	100.0%	$289,600	100.0%

Liabilities and Stockholders' Equity
Deposits
Demand and NOW deposits	$117,094	32.8%	$102,442	30.7%	$83,348	28.8%
Savings deposits	135,130	37.9	126,065	37.8	103,179	35.6
Time deposits	75,430	21.2	76,339	22.9	76,286	26.4
Total deposits	327,654	91.9	304,846	91.4	262,813	90.8
Accrued interest and other liabilities	4,452	1.3	4,320	1.3	4,576	1.6

Total liabilities	332,106	93.2	309,166	92.7	267,389	92.4

Stockholders’ equity:
Preferred stock	9,697	2.7	3,515	1.1	4,049	1.4
Common stock	8,933	2.5	9,268	2.8	9,380	3.2
Retained earnings and other comprehensive income	5,741	1.6	11,288	3.4	8,782	3.0
Total stockholders’ equity	24,371	6.8	24,071	7.3	22,211	7.6

Total liabilities and stockholders’ equity	$356,477	100.0%	$333,237	100.0%	$289,600	100.0%

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

Securities may be pledged to meet security requirements imposed as a condition for receipt of deposits of public funds and repurchase agreements.  At December 31, 2012, the Bank had 37 securities with a carrying value totaling $14,819,000 pledged for such purposes.

As of December 31, 2012, the Bank’s investment portfolio consisted of U.S. government and agency securities, mortgage-backed securities, corporate bonds, municipal securities, and money market mutual funds.  The Bank’s policy is to stagger the maturities of its investments to meet overall liquidity requirements of the Bank.

The following table summarizes the amounts and distribution of the Bank’s investment securities held as of December 31, 2012, 2011, and 2010.

	Investment Portfolio
	(Dollars in thousands)

	December 31, 2012

	Amortized cost	Unrealized gains	Unrealized loss	Fair value	Yield
Available-for-sale securities
U.S. government and agency securities
Due after one to five years	$18,758	$67	$-	$18,825	1.06%
Due after five to ten years	12,002	19	11	12,010	1.39
Total U.S. govt. and agency securities	30,760	86	11	30,835	1.19

State and municipal securities
Due after one to five years	825	5	-	830	4.59
Due after five to ten years	2,622	193	-	2,815	3.74
Due after ten to fifteen years	8,566	563	3	9,126	3.36
Due beyond fifteen years	1,585	195	-	1,780	4.02
Total state and municipal securities	13,598	956	3	14,551	3.59

Corporate debt securities
Due after one to five years	2,006	52	5	2,053	2.34
Total corporate debt securities	2,006	52	5	2,053	2.34

Mortgage-backed securities
Due within one year	52	2	-	54	3.25
Due after one to five years	78	1	-	79	4.06
Due after five to ten years	5,294	118	3	5,409	2.25
Due after ten to fifteen years	18,305	309	6	18,608	1.90
Due beyond fifteen years	19,008	171	72	19,107	2.10
Total mortgage-backed securities	42,737	601	81	43,257	2.04

SBA loan pool
Due after one to five years	115	1	-	116	4.60
Due after ten to fifteen years	895	113	-	1,008	5.04
Total SBA loan pool	1,010	114	-	1,124	4.99

Preferred stocks	-	-	-	-	0.00
Total available-for-sale securities	$90,111	$1,809	$100	$91,820	2.25%

	Investment Portfolio
	(Dollars in thousands)

	December 31, 2011

	Amortized cost	Unrealized gains	Unrealized loss	Fair value	Yield
Available-for-sale securities
U.S. government and agency securities
Due within one year	$500	$2	$-	$502	1.49%
Due after one to five years	12,000	43	3	12,040	1.37
Total U.S. govt. and agency securities	12,500	45	3	12,542	1.37

State and municipal securities
Due after one to five years	499	5	-	504	5.10
Due after five to ten years	1,518	55	-	1,573	3.72
Due after ten to fifteen years	7,261	387	1	7,647	3.61
Due beyond fifteen years	3,638	251	-	3,889	3.69
Total state and municipal	12,916	698	1	13,613	3.70
securities

Corporate debt securities	500	3	-	503	5.00
Due after one to five years	2,009	1	29	1,981	2.83
Total corporate debt securities	2,509	4	29	2,484	3.26

Mortgage-backed securities
Due within one year	2	-	-	2	5.26
Due after one to five years	376	9	-	385	3.63
Due after five to ten years	6,518	107	12	6,613	2.39
Due after ten to fifteen years	11,785	162	47	11,900	2.25
Due beyond fifteen years	7,936	138	107	7,967	3.15
Total mortgage-backed securities	26,617	416	166	26,867	2.57

SBA loan pool
Due after one to five years	130	3	-	133	4.63
Due after five to ten years	1,101	119	-	1,220	5.09
Total SBA loan pool	1,231	122	-	1,353	5.04

Total available-for-sale securities	$55,773	$1,285	$199	$56,859	2.61%

	Investment Portfolio
	(Dollars in thousands)

	December 31, 2010

	Amortized cost	Unrealized gains	Unrealized loss	Fair value	Yield
Available-for-sale securities
U.S. government and agency securities
Due after one to five years	$10,750	$77	$36	$10,791	1.77%
Total U.S. govt. and agency securities	10,750	77	36	10,791	1.77

State and municipal securities
Due within one year	497	-	-	497	0.85
Due after one to five years	499	8	-	507	5.10
Due after five to ten years	3,196	63	3	3,256	3.57
Due after ten to fifteen years	5,294	17	108	5,203	3.90
Due beyond fifteen years	2,121	7	25	2,103	4.10
Total state and municipal securities	11,607	95	136	11,566	3.76

Corporate debt securities
Due after one to five years	1,003	21	2	1,022	3.65
Total corporate debt securities	1,003	21	2	1,022	3.65

Mortgage-backed securities
Due within one year	1	-	-	1	5.65
Due after one to five years	664	22	-	686	3.68
Due after five to ten years	5,053	136	5	5,184	3.63
Due after ten to fifteen years	8,127	145	45	8,227	3.12
Due beyond fifteen years	7,181	150	122	7,209	3.80
Total mortgage-backed securities	21,026	453	172	21,307	3.50

SBA loan pool
Due after one to five years	194	9	-	203	4.63
Due after five to ten years	1,265	100	-	1,365	5.14
Total SBA loan pool	1,459	109	-	1,568	5.07

Preferred stocks	17	18	-	35	0.00
Total available-for-sale securities	$45,862	$773	$346	$46,289	3.46%

Loan Portfolio

General

The following table presents the Bank’s loan portfolio as of December 31, 2012, 2011, 2010, 2009, and 2008.

LOAN PORTFOLIO
(Dollars in thousands)
	December 31, 2012		December 31, 2011		December 31, 2010
	Balance	% Total Loans	Balance	% Total Loans	Balance	% Total Loans

Commercial, financial and agricultural	$13,991	5.9%	$15,145	7.0%	$13,568	6.6%
Real estate – construction and land development	2,982	1.3	1,307	0.6	4,987	2.4
Real estate – residential	118,316	50.3	99,691	46.1	100,650	49.1
Real estate – commercial	41,978	17.9	39,723	18.4	31,294	15.3
Municipal	1,478	0.6	1,807	0.8	2,034	1.0
Home equity	45,245	19.3	48,485	22.5	47,746	23.4
Consumer	11,053	4.7	9,913	4.6	4,512	2.2

Total loans	235,043	100.0%	216,071	100.0%	204,791	100.0%

Allowance for loan losses	(2,594)		(2,469)		(2,326)
Deferred costs, net	841		482		327

Net loans	$233,290		$214,084		$202,792

	December 31, 2009		December 31, 2008
	Balance	% Total Loans	Balance	% Total Loans

Commercial, financial and agricultural	$12,901	6.7%	$15,742	8.7%
Real estate – construction and land development	6,745	3.5	8,871	4.9
Real estate – residential	109,334	56.6	126,042	70.1
Real estate – commercial	28,721	14.9	22,962	12.8
Municipal	2,015	1.0	2,082	1.2
Home equity	29,075	15.0	-	-
Consumer	4,474	2.3	4,125	2.3

Total loans	193,265	100.0%	179,824	100.0%

Allowance for loan losses	(2,211)		(2,017)
Deferred costs, net	250		267

Net loans	$191,304		$178,074

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

The Bank’s construction loans are primarily interim loans made to finance the construction of commercial and single-family residential property.  These loans are typically short-term.  The Bank generally pre-qualifies construction loan borrowers for permanent “take-out” financing as a condition to making the construction loan.  The Bank occasionally will make loans for housing construction or for acquisition and development of raw land.

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

During the year ended December 31, 2012, there were 302 loans sold with a total principal balance of $67,223,000, resulting in a gain for the Bank of $2,939,000. For the year ended December 31, 2011, there were 94 loans sold with a total principal balance of $18,123,000, resulting in a gain for the Bank of $390,000.  During the year ended December 31, 2010, there were 71 loans sold with a total principal balance of $14,707,000, resulting in a total gain for the Bank of $227,000. For the year ended December 31, 2009, there were 21 loans sold with a total principal balance of $4,719,000, resulting in a gain for the Bank of approximately $59,000.  During 2008, there were no loans sold.

Consumer loans are made for the purpose of financing automobiles, various types of consumer goods, and other personal purposes.  Consumer loans generally provide for the monthly payment of principal and interest.  Most of the Bank’s consumer loans are secured by the personal property being purchased.

With certain exceptions, the Bank is permitted under applicable law to make related extensions of credit to any one borrowing entity up to 15% of the Bank’s capital and reserves.  An additional 10% is permitted under applicable law if the credit is fully secured by qualified collateral.  The Bank sells participations in its loans when necessary to stay within its lending limits.  As of December 31, 2012, these lending limits for the Bank were $4,777,205 and $7,962,009, respectively.

Loan Concentrations

The Bank does not have any significant concentrations in its loan portfolio by industry or group of industries.  As of December 31, 2012, approximately 88% of the Bank’s loans were secured by residential real property located in Connecticut.  As of December 31, 2011, approximately 86% of the Bank’s loans were secured by residential real property located in Connecticut.

Loan Portfolio Maturities and Interest Rate Sensitivity

 The following table summarizes the maturities and interest rate sensitivity of the Bank’s loan portfolio.

MATURITIES AND RATE SENSITIVITY OF LOANS
As of December 31, 2012
(In thousands)

	One Year or Less	Over One to Five Years	Over Five Years	Total

Commercial, financial and agricultural	$5,410	$8,492	$-	$13,902
Real estate – construction and land development	2,982	-	-	2,982
Real estate – residential	50,148	67,467	45,947	163,562
Real estate – commercial	39,726	-	2,340	42,066
Municipal	1,478	-	-	1,478
Consumer	4,537	6,516	-	11,053
Total loans	$104,281	$82,475	$48,287	$235,043

Loans with fixed interest rates	$26,640	$71,606	$46,828	$145,074

Loans with variable interest rates	77,641	10,869	1,459	89,969
Total loans	$104,281	$82,475	$48,287	$235,043

The following table sets forth the Bank’s loan commitments, standby letters of credit, and unadvanced portions of loans at December 31, 2012, 2011 and 2010.

LOAN COMMITMENTS AND STANDBY LETTERS OF CREDIT
(In thousands)

	12/31/12	12/31/11	12/31/10

Commitments to originate loans	$13,459	$4,571	$2,701
Standby letters of credit	175	293	233
Unadvanced portion of loans:
Construction	1,778	70	4,322
Commercial lines of credit	11,383	8,059	7,858
Consumer	689	674	735
Home equity lines of credit	32,550	28,715	24,120
Commercial real estate, land	-	-	-

Total	$60,034	$42,382	$39,969

Non-Performing Assets

Interest on performing loans is accrued and taken into income daily.  Loans over 90 days past due are deemed “non-performing” and are placed on a nonaccrual status, unless the loan is well collateralized and in the process of collection.  Interest received on nonaccrual loans is credited to income only upon receipt and in certain circumstances may be applied to principal until the loan has been repaid in full, at which time the interest received is credited to income.  The Bank had 11 nonaccrual loans with a balance of approximately $1,240,000 as of December 31, 2012, 19 nonaccrual loans with a balance of approximately $2,306,000 as of December 31, 2011, 19 nonaccrual loans with a balance of approximately $2,300,000 as of December 31, 2010, 21 nonaccrual loans with a balance of approximately $3,200,000 as of December 31, 2009, and 12 nonaccrual loans with a balance of approximately $561,000 as of December 31, 2008.  Gross interest that would have been recorded if the nonaccrual loans had been current was approximately $80,000 for the year ended December 31, 2012, approximately $137,000 for the year ended December 31, 2011, approximately $136,000 for the year ended December 31, 2010, approximately $77,000 for the year ended December 31, 2009, and approximately $26,000 for the year ended December 31, 2008.

The amount of interest on nonaccrual loans included in net income was approximately $12,000 for the year ended December 31, 2012, approximately $29,000 for the year ended December 31, 2011, approximately $61,000 for the year ended December 31, 2010, approximately $18,000 for the year ended December 31, 2009, and approximately $19,000 for the year ended December 31, 2008.  As of December 31, 2012, the Bank had no loans more than 90 days past due and still accruing interest. As of December 31, 2011, the Bank had one loan of approximately $204,000 that was more than 90 days past due and still accruing interest.  As of December 31, 2010, the Bank had no loans more than 90 days past due and still accruing interest.  As of December 31, 2009, the Bank had two loans with a balance of approximately $202,000 that were more than 90 days past due and still accruing interest.  The Bank had four loans with a balance of approximately $90,000 as of December 31, 2008 that were more than 90 days past due and still accruing interest.

When appropriate or necessary to protect the Bank’s interests, real estate taken as collateral on a loan may be taken by the Bank through foreclosure or a deed in lieu of foreclosure.  Real property acquired in this manner by the Bank is referred to as “other real estate owned” (“OREO”), and is carried on the books of the Bank as an asset, at the lesser of the Bank’s recorded investment or the fair value less estimated costs to sell.  As of December 31, 2012, there was $213,000 in OREO property held by the Bank.  As of December 31, 2011, the Bank held no OREO property.  As of December 31, 2010, there was $350,000 in OREO property held by the Bank.  As of December 31, 2009 and 2008, there was no OREO property held by the Bank.

A loan whose terms have been modified due to financial difficulties of a borrower is reported as a troubled debt restructure (“TDR”).  All TDR loans are placed on nonaccrual status until the loan qualifies for return to accrual status. Loans qualify for return to accrual status once they have demonstrated performance with the restructured terms of the loan agreement for a minimum of six months.  The Bank had one TDR loans at December 31, 2012 with a balance of approximately $68,000.  The Bank had two TDR loans at December 31, 2011 and December 31, 2010 with an aggregate balance of approximately $570,000 and $408,000, respectively.  The Bank had no TDR loans at December 31, 2009 and 2008.

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

The Bank had classified loans with a combined outstanding balance of $8,979,000 as of December 31, 2012; $9,571,000 as of December 31, 2011; $6,589,000 as of December 31, 2010; $9,382,000 as of December 31, 2009; and $5,944,000 as of December 31, 2008.

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

The following table summarizes the Bank’s loan loss experience, transactions in the allowance for loan losses, and certain prominent ratios at or for the years ended December 31, 2012, 2011, 2010, 2009, and 2008.

	At or For the Year Ended 12/31/12	At or For the Year Ended 12/31/11

ALLOWANCE FOR LOAN LOSSES
Balance at beginning of period	$2,469	$2,326
Charge-offs:
Commercial, financial and agricultural	(74)	(296)
Installment loans to individuals	(136)	(61)
Total charge-offs	(210)	(357)
Recoveries:
Commercial, financial and agricultural	7	-
Installment loans to individuals	8	5
Total recoveries	15	5

Net loans (charged-off) recovered	(195)	(352)
Provision for loan losses	320	495
Balance at end of period	$2,594	$2,469

BALANCES
Average total loans	$222,364	$207,680
Total net loans at end of period	233,290	214,084

RATIOS
Allowance for loan losses to average loans	1.17%	1.19%
Allowance for loan losses to net loans at end of period	1.11	1.15

	At or For the Year Ended 12/31/10	At or For the Year Ended 12/31/09

ALLOWANCE FOR LOAN LOSSES
Balance at beginning of period	$2,211	$2,017
Charge-offs:
Commercial, financial and agricultural	(627)	(226)
Installment loans to individuals	(20)	(132)
Total charge-offs	(647)	(358)
Recoveries:
Commercial, financial and agricultural	1	3
Installment loans to individuals	6	2
Total recoveries	7	5

Net loans (charged-off) recovered	(640)	(353)
Provision for loan losses	755	547
Balance at end of period	$2,326	$2,211

BALANCES
Average total loans	$202,181	$184,089
Total loans at end of period	204,792	193,265

RATIOS
Allowance for loan losses to average loans	1.15%	1.20%
Allowance for loan losses to loans at end of period	1.14	1.14

	At or For the Year Ended 12/31/08

ALLOWANCE FOR LOAN LOSSES
Balance at beginning of period	$1,924
Charge-offs:
Commercial, financial and agricultural	(130)
Installment loans to individuals	(229)
Total charge-offs	(359)
Recoveries:
Commercial, financial and agricultural	2
Installment loans to individuals	-
Total recoveries	2

Net loans (charged-off) recovered	(357)
Provision for loan losses	450
Balance at end of period	$2,017

BALANCES
Average total loans	$173,168
Total loans at end of period	179,824

RATIOS
Allowance for loan losses to average loans	1.17%
Allowance for loan losses to loans at end of period	1.12

The following table summarizes the allocation of the allowance for loan losses by loan type and the percent of loans in each category compared to total loans at December 31, 2012, 2011, 2010, 2009 and 2008.

ALLOCATION OF ALLOWANCE FOR LOAN LOSSES
(Dollars in thousands)
	December 31, 2012		December 31, 2011		December 31, 2010
	Allocation of Allowance	% of Loans by Category	Allocation of Allowance	% of Loans by Category	Allocation of Allowance	% of Loans by Category

Real estate - residential	$1,413	54.5%	$1,092	44.2%	$1,198	72.5%
Real estate - commercial	586	22.6	573	23.2	465	15.3
Real estate - construction and land development	142	5.5	22	0.9	68	2.4
Commercial, financial and agricultural	199	7.6	385	15.6	377	6.6
Municipal	20	0.8	37	1.5	34	1.0
Consumer	99	3.8	194	7.9	91	2.2
Unallocated	135	5.2	166	6.7	93	-

Total	$2,594	100.0%	$2,469	100.0%	$2,326	100.0%

	December 31, 2009		December 31, 2008
	Allocation of Allowance	% of Loans by Category	Allocation of Allowance	% of Loans by Category

Real estate - residential	$1,229	71.6%	$639	70.1%
Real estate - commercial	450	14.9	823	12.8
Real estate - construction and land development	106	3.5	77	4.9
Commercial, financial and agricultural	341	6.7	345	8.8
Municipal	38	1.0	33	1.2
Consumer	47	2.3	100	2.2
Unallocated	-	-	-	-

Total	$2,211	100.0%	$2,017	100.0%

Deposits

Deposits are the Bank’s primary source of funds.  At December 31, 2012, the Bank had a deposit mix of 42% checking, 37% savings, and 21% certificates of deposit.  Twenty-seven percent of the total deposits of $340.4 million were noninterest bearing at December 31, 2012.  At December 31, 2011, the Bank had a deposit mix of 43% checking, 34% savings, and 23% certificates of deposit.  Thirty percent of the total deposits of $344.8 million were noninterest bearing at December 31, 2011.  At December 31, 2012, $45.7 million of the Bank’s deposits were from public sources compared to $45.5 million of the Bank’s deposits at December 31, 2011.  The Bank’s net interest income is enhanced by its percentage of noninterest bearing deposits.

The Bank’s deposits are obtained from a cross-section of the communities it serves.  No material portion of the Bank’s deposits has been obtained from or is dependent upon any one person or industry.  The Bank’s business is not seasonal in nature.  The Bank accepts deposits in excess of $100,000 from customers.  Those deposits are priced to remain competitive.  Through the Promontory Interfinancial Network LLC’s Certificate of Deposit Accounts Registry Service (CDARS) program, the Bank had brokered deposits of $4,544,000 as of December 31, 2012 and $9,017,000 as of December 31, 2011.

The Bank is not dependent upon funds from sources outside the United States and has not made loans to any foreign entities.

The following table summarizes the distribution of average deposits and the average annualized rates paid for the years ended December 31, 2012, 2011 and 2010.

AVERAGE DEPOSITS
(Dollars in thousands)

	For the Year Ended December 31, 2012		For the Year Ended December 31, 2011		For the Year Ended December 31, 2010
	Average Balance	Average Rate	Average Balance	Average Rate	Average Balance	Average Rate

Demand deposits	$72,464	0.00%	$63,027	0.00%	$47,618	0.00%
NOW deposits	44,630	0.09	39,415	0.09	35,729	0.11
Savings deposits	135,130	0.16	126,065	0.38	103,179	0.57
Time deposits	75,430	1.04	76,339	1.28	76,286	1.51

Total average deposits	$327,654	0.32%	$304,846	0.53%	$262,812	0.68%

The following table indicates the maturity schedule for the Bank’s time deposits of $100,000 or more as of December 31, 2012, 2011 and 2010.

SCHEDULED MATURITY OF TIME DEPOSITS OF $100,000 OR MORE
(Dollars in thousands)

	December 31, 2012		December 31, 2011		December 31, 2010
	Balance	% of Total	Balance	% of Total	Balance	% of Total

Three months or less	$10,169	32.5%	$12,881	37.2%	$12,126	37.6%
Over three through six months	3,180	10.1	8,168	23.6	6,166	19.1
Over six through twelve months	5,960	19.0	7,084	20.5	3,277	10.2
Over twelve months	12,022	38.4	6,468	18.7	10,673	33.1

Total Time Deposits	$31,331	100.0%	$34,601	100.0%	$32,242	100.0%

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

One method banks utilize for acquiring additional liabilities is through the acceptance of “brokered deposits” (defined to include not only deposits received through deposit brokers but also deposits bearing interest in excess of 75 basis points over market rates), typically attracting large certificates of deposit at high interest rates.  The Company is a member of Promontory Interfinancial Network LLC’s Certificate of Deposit Accounts Registry Service (CDARS).  This allows the Company to offer its customers FDIC insurance on deposits in excess of $250,000, which reflects the deposit insurance limits in effect on the report date, by placing the deposits in the CDARS network.  Accounts placed in this manner are considered brokered deposits.  As of December 31, 2012, the Company had $4,544,000 of deposits in the CDARS network compared to $9,017,000 of deposits in the CDARS network as of December 31, 2011. The Company had no other brokered deposits as of December 31, 2012 and December 31, 2011.

Liquidity of a financial institution, such as a bank, is measured based on its ability to have liquid assets sufficient to meet its short term obligations.  The net sum of liquid assets less anticipated current obligations represents the basic liquidity surplus of the Company.  The Company maintains a portion of its funds in cash deposits in other banks, federal funds sold, and available-for-sale securities to meet its obligations for anticipated depositors’ demands in the near future.  As of December 31, 2012, the Company held $29.4 million in cash and cash equivalents, net of required FRB reserves of $4.7 million, and $77.0 million in available-for-sale securities, net of pledged investments of $14.8 million, for total liquid assets of $106.4 million. As of December 31, 2012, the Company’s anticipated short term liability obligations were $43.2 million, which resulted in a basic liquidity surplus of $62.2 million that represented 17% of total assets.  As of December 31, 2011, the Company held $86.6 million in cash and cash equivalents, net of required FRB reserves of $5.3 million, and $41.9 million in available-for-sale securities, net of pledged investments of $15.0 million, for total liquid assets of $128.5 million.  As of December 31, 2011, the Company’s anticipated short term liability obligations were $44.0 million, which resulted in a basic liquidity surplus of $84.5 million that represented 22% of total assets.

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

The table below sets forth the interest rate sensitivity of the Bank’s interest-sensitive assets and interest-sensitive liabilities as of December 31, 2012, 2011 and 2010, using the interest rate sensitivity gap ratio.  For the purposes of the following table, an asset or liability is considered rate-sensitive within a specified period when it can be repriced or matures within its contractual terms.

INTEREST RATE SENSITIVITY
(Dollars in thousands)
	December 31, 2012
	Due within Three Months	Due in Three to Twelve Months	Due after One Year to Five Years	Due after Five Years	Total
Rate sensitive assets
Federal funds sold and overnight Deposits	$2,094	$-	$-	$-	$2,094
Available-for-sale securities	8,559	26,607	34,241	22,413	91,820
Total loans	81,541	22,740	82,475	48,286	235,042
Total	$92,194	$49,347	$116,716	$70,699	$328,956

Rate sensitive liabilities
NOW deposits	$2,402	$-	$-	$45,640	$48,042
Savings deposits	84,997	-	-	42,230	127,227
Time deposits	17,878	28,349	26,244	-	72,471
Securities sold under agreements to repurchase	3,568	-	-	-	3,568
FHLB advances	-	-	-	-	-
Total	$108,845	$28,349	$26,244	$87,870	$251,308

Interest rate sensitivity gap	(16,651)	20,998	90,472	(17,171)	$77,648
Cumulative gap	$(16,651)	$4,347	$94,819	$77,648

Cumulative gap ratio to total assets	(4)%	1%	25%	21%

	December 31, 2011
	Due within Three Months	Due in Three to Twelve Months	Due after One Year to Five Years	Due after Five Years	Total
Rate sensitive assets
Federal funds sold and overnight deposits	$2,024	$-	$-	$-	$2,024
Available-for-sale securities	7,315	10,312	21,977	17,255	56,859
Total loans	72,145	21,268	78,780	43,878	216,071
Total	$81,484	$31,580	$100,757	$61,133	$274,954

Rate sensitive liabilities
NOW deposits	$2,269	$-	$-	$43,112	$45,381
Savings deposits	80,969	-	-	37,968	118,937
Time deposits	21,218	38,587	16,876	-	76,681
Securities sold under agreements to repurchase	3,548	-	-	-	3,548
FHLB advances	-	-	-	-	-
Total	$108,004	$38,587	$16,876	$81,080	$244,547

Interest rate sensitivity gap	(26,520)	(7,007)	83,881	(19,947)	$30,407
Cumulative gap	$(26,520)	$(33,527)	$50,354	$30,407

Cumulative gap ratio to total assets	(7)%	(9)%	13%	8%

INTEREST RATE SENSITIVITY (Dollars in thousands)

	December 31, 2010
	Due within Three Months	Due in Three to Twelve Months	Due after One Year to Five Years	Due after Five Years	Total
Rate sensitive assets
Federal funds sold and overnight deposits	$2,787	$-	$-	$-	$2,787
Available-for-sale securities	2,109	13,541	16,409	14,230	46,289
Total loans	62,256	20,195	76,464	45,876	204,791
Total	$67,152	$33,736	$92,873	$60,106	$253,867

Rate sensitive liabilities
NOW deposits	$1,800	$-	$-	$34,190	$35,990
Savings deposits	69,053	-	-	31,165	100,218
Time deposits	23,508	32,156	22,068	-	77,732
Securities sold under agreements to
repurchase	3,235	-	-	-	3,235
Total	$97,596	$32,156	$22,068	$65,355	$217,175

Interest rate sensitivity gap	(30,444)	1,580	70,805	(5,249)	$36,692
Cumulative gap	$(30,444)	$(28,864)	$41,941	$36,692

Cumulative gap ratio to total assets	(10)%	(10)%	14%	12%

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

Capital Reserve

The Federal Deposit Insurance Corporation Improvement Act of 1991 (“FDICIA”) defines specific capital categories based upon an institution’s capital ratios.  The capital categories, in declining order, are: (i) “well capitalized”; (ii) “adequately capitalized”; (iii) “under-capitalized”; (iv) “significantly under-capitalized”; and (v) “critically under-capitalized”.  Under FDICIA and the FDIC’s prompt corrective action rules, the FDIC may take any one or more of the following actions against an “under-capitalized” bank:  restrict dividends and management fees, restrict asset growth, and prohibit new acquisitions, new branches or new lines of business without prior FDIC approval.  If a bank is “significantly under-capitalized”, the FDIC may also require the bank to raise capital, restrict interest rates a bank may pay on deposits, require a reduction in assets, restrict any activities that might cause risk to the bank, require improved management, prohibit the acceptance of deposits from correspondent banks, and restrict compensation to any senior executive officer.  When a bank becomes “critically under-capitalized” (i.e., the ratio of tangible equity to total assets is equal to or less than 2%), the FDIC must, within 90 days thereafter, appoint a receiver for the bank or take such action as the FDIC determines would better achieve the purposes of the law.  Even where such other action is taken, the FDIC generally must appoint a receiver for a bank if the bank remains “critically under-capitalized” during the calendar quarter beginning 270 days after the date on which the bank became “critically under-capitalized.”

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

As of December 31, 2012, the most recent notification from the FDIC categorized the Bank as “well capitalized” under the regulatory framework for prompt corrective action.  To be categorized as “well capitalized,” the Bank must maintain minimum Tier 1 leverage, Tier 1 risk-based and total risk-based ratios as set forth in the table below.  Management of the Bank believes there are no conditions that have changed the Bank’s category since December 31, 2012.

At December 31, 2012, 2011 and 2010, the Bank’s capital exceeded all minimum regulatory requirements and the Bank was considered to be “well capitalized” as defined in the regulations issued by the FDIC.

	Actual 12/31/12	Actual 12/31/11	Actual 12/31/10	Well- Capitalized
Bank:
Tier 1 capital (to average assets)	7.73%	7.46%	7.00%	5.00%
Tier 1 capital (to risk weighted assets)	13.44%	13.19%	11.41%	6.00%
Total capital (to risk weighted assets)	14.68%	14.44%	12.66%	10.00%

Inflation

The impact of changes in the general price level of goods or services on financial institutions, either through inflation or deflation, may differ significantly from the impact exerted on other companies.  Banks, as financial intermediaries, have numerous assets and liabilities whose values are affected by both inflation and deflation.  This is especially true for companies, such as a bank, with a high percentage of interest-rate-sensitive assets and liabilities.  Banks seek to reduce the impact of inflation or deflation, and the coincident increase or decrease in interest rates, by managing their interest-rate-sensitivity gap.  The Company attempts to manage its interest-rate-sensitivity gap and to structure its mix of financial instruments in order to minimize the potential adverse effects inflation or deflation may have on its net interest income and, therefore, its earnings and capital.

Based on the Company’s interest-rate-sensitivity position, the Company may be adversely affected by changes in interest rates in the short term.  As such, management of the money supply and interest rates by the Federal Reserve to control the general price level of goods or services has an indirect impact on the earnings of the Company.  Also, changes in interest rates may have a corresponding impact on the ability of borrowers to repay loans made by the Company.

Options Outstanding

The Company previously issued options to purchase shares of its common stock under the SBT Bancorp 1998 Stock Plan (the “1998 Plan”).  As of March 20, 2012, there were options outstanding to purchase an aggregate of 31,500 shares of the Company’s authorized but unissued common stock at a price of between $29.00 and $31.50 per share and which will expire between the years 2015 and 2016.  The 1998 Plan expired in March 2008.

Following shareholder approval in 2011, the Company established the SBT Bancorp, Inc. 2011 Stock Award and Option Plan (the “2011 Plan”), effective June 1, 2011, to provide stock awards and options to employees, officers and directors of the Company in order to attract them to the Company, give them a proprietary interest in the Company, and to encourage them to remain in the employ or service of the Company.  The maximum number of shares of the Company’s common stock that may be delivered pursuant to awards or options under the 2011 Plan is 100,000 shares.  As of March 28, 2013, 21,776 shares of restricted stock have been granted to directors and officers of the Bank and the remaining number of shares and options to be granted under the 2011 Plan was 78,224.  The 2011 Plan will expire on March 16, 2021.

During 2012, the Company granted 10,570 shares of restricted stock with an award value of $251,067, or $23.75 per share.  The restricted shares vest over a three year period.  During 2012, the Company recognized compensation expense related to the restricted shares awarded in the amount of $28,748.

A summary of the status of the Company’s equity plans as of December 31, 2012 and 2011 and changes during the years ended on such dates is presented below:

	2012		2011
		Weighted-Average		Weighted-Average
Options	Shares	Exercise Price	Shares	Exercise Price
Outstanding at beginning of year	32,811	$30.07	48,875	$30.21
Granted	-	-	-	-
Exercised	-	-	-	-
Forfeited	(1,311)	15.65	(17,064)	30.48
Outstanding at end of year	31,500	30.67	32,811	30.07

Options exercisable at year-end	31,500	30.67	32,811	30.07
Weighted-average fair value of
options granted during the year	N/A		N/A

The following table summarizes information about fixed stock options outstanding as of December 31, 2012:

Options Outstanding and Exercisable
		Weighted-Average
	Number	Remaining	Number
Exercise Price	Outstanding	Contractual Life	Exercisable	Exercise Price

31.50	21,000	2.97 years	21,000	31.50
29.00	10,500	3.48 years	10,500	29.00
$30.67	31,500	3.14 years	31,500	30.67

The Board of Directors and Stockholders
SBT Bancorp, Inc.
Simsbury, Connecticut

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have audited the accompanying consolidated balance sheets of SBT Bancorp, Inc. and Subsidiary as of December 31, 2012 and 2011 and the related consolidated statements of income, comprehensive income, changes in stockholders' equity and cash flows for the years then ended.  These consolidated financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of SBT Bancorp, Inc. and Subsidiary as of December 31, 2012 and 2011 and the consolidated results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

SHATSWELL, MacLEOD & COMPANY, P.C.

West Peabody, Massachusetts
March 18, 2013

SBT BANCORP, INC. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

December 31, 2012 and 2011

(In Thousands, Except Share Data)

ASSETS	2012	2011
Cash and due from banks	$12,372	$19,217
Interest-bearing deposits with the Federal Reserve Bank
and Federal Home Loan Bank	19,276	65,293
Money market mutual funds	358	5,346
Federal funds sold	2,094	2,024
Cash and cash equivalents	34,100	91,880
Interest-bearing time deposits with other banks	3,789	4,728
Investments in available-for-sale securities (at fair value)	91,820	56,859
Federal Home Loan Bank stock, at cost	589	660

Loans	235,884	216,553
Less allowance for loan losses	2,594	2,469
Loans, net	233,290	214,084

Premises and equipment, net	824	679
Accrued interest receivable	1,019	964
Other real estate owned	213	-
Bank owned life insurance	6,520	4,172
Other assets	2,855	3,013
Total assets	$375,019	$377,039

LIABILITIES AND STOCKHOLDERS' EQUITY
Deposits:
Demand deposits	$92,670	$103,778
Savings and NOW deposits	175,268	164,318
Time deposits	72,471	76,681
Total deposits	340,409	344,777
Securities sold under agreements to repurchase	3,569	3,548
Other liabilities	1,604	1,271
Total liabilities	345,582	349,596
Stockholders' equity:
Preferred stock, senior non-cumulative perpetual, Series C, no par; 9,000 shares issued and outstanding at December 31, 2012 and 2011;
liquidation value of $1,000 per share	8,964	8,952
Common stock, no par value; authorized 2,000,000 shares; issued and outstanding 888,724 shares and 888,310 shares, respectively,
in 2012 and 876,808 shares and 876,394 shares, respectively, in 2011	9,901	9,620
Retained earnings	9,819	8,360
Treasury stock, 414 shares at December 31, 2012 and 2011	(7)	(7)
Unearned compensation restricted stock awards	(368)	(199)
Accumulated other comprehensive income	1,128	717
Total stockholders' equity	29,437	27,443
Total liabilities and stockholders' equity	$375,019	$377,039

The accompanying notes are an integral part of these consolidated financial statements.

SBT BANCORP, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF INCOME

Years Ended December 31, 2012 and 2011

(In Thousands, Except Share Data)

	2012	2011
Interest and dividend income:
Interest and fees on loans	$9,656	$9,975
Interest on debt securities:
Taxable	1,166	992
Tax-exempt	489	450
Dividends	7	9
Other interest	249	284
Total interest and dividend income	11,567	11,710
Interest expense:
Interest on deposits	1,037	1,489
Interest on securities sold under agreements to repurchase	4	28
Total interest expense	1,041	1,517
Net interest and dividend income	10,526	10,193
Provision for loan losses	320	495
Net interest and dividend income after provision for loan losses	10,206	9,698
Noninterest income:
Service charges on deposit accounts	495	511
Writedown of securities	(12)
Gain on sale of investments	125	445
Gain on sale of mortgages	2,266	428
Investment services fees and commissions	171	178
Other service charges and fees	798	651
Increase in cash surrender value of life insurance policies	208	160
Other income	2	9
Total noninterest income	4,053	2,382
Noninterest expense:
Salaries and employee benefits	6,271	5,623
Occupancy expense	1,059	1,098
Equipment expense	275	254
Loss on sale of other real estate owned	38	28
Professional fees	577	753
Advertising and promotions	655	490
Forms and supplies	173	187
Correspondent charges	344	312
FDIC assessment	176	360
Postage	93	82
Directors’ fees	229	197
Data processing	502	446
Other expense	1,116	924
Total noninterest expense	11,508	10,754
Income before income tax expense	2,751	1,326
Income tax expense	707	416
Net income	$2,044	$910
Net income available to common stockholders	$1,898	$550

Earnings per common share	$2.19	$0.64
Earnings per common share, assuming dilution	$2.18	$0.63

The accompanying notes are an integral part of these consolidated financial statements.

SBT BANCORP, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

Years Ended December 31, 2012 and 2011

(In Thousands)

	2012	2011
Net income	$2,044	$910
Other comprehensive income, net of tax:
Net change in unrealized holding gain on available-for-sale securities, net of tax	411	457
Other comprehensive income, net of tax	411	457
Comprehensive income	$2,455	$1,367

The accompanying notes are an integral part of these consolidated financial statements.

SBT BANCORP, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
Years Ended December 31, 2012 and 2011

(In Thousands, Except Share Data)

							Unearned	Accumulated
							Compensation	Other
	Preferred Stock			Common	Retained	Treasury	Restricted Stock	Comprehensive
	Series A	Series B	Series C	Stock	Earnings	Stock	Awards	Income	Total
Balance, December 31, 2010	$3,850	$220	$-	$9,381	$8,255	$-	$-	$260	$21,966
Net income	-	-	-	-	910	-	-	-	910
Other comprehensive income,
net of tax effect	-	-	-	-	-	-	-	457	457
Preferred stock dividends	-	-	-	-	(252)	-	-	-	(252)
Preferred stock amortization (accretion)	150	(20)	5	-	(135)	-	-	-	-
Stock based compensation	-	-	-	-	-	-	29	-	29
Forfeiture – restricted stock award	-	-	-	-	-	(7)	7	-	-
Restricted stock awards	-	-	-	235	-	-	(235)	-	-
Preferred stock redeemed	(4,000)	(200)	-	-	-	-	-	-	(4,200)
Preferred stock issued, net of issuance costs	-	-	8,947	-	-	-	-	-	8,947
Common stock issued	-	-	-	4	-	-	-	-	4
Dividends declared common stock ($.48 per share)	-	-	-	-	(418)	-	-	-	(418)
Balance, December 31, 2011	-	-	8,952	9,620	8,360	(7)	(199)	717	27,443
Net income	-	-	-	-	2,044			-	2,044
Other comprehensive income,
net of tax effect	-	-	-	-	-	-	-	411	411
Preferred stock dividends	-	-	-	-	(134)	-	-	-	(134)
Preferred stock amortization (accretion)	-	-	12	-	(12)	-	-	-	-
Stock based compensation	-	-	-	-	-	-	82	-	82
Restricted stock awards	-	-	-	251	-	-	(251)	-	-
Tax benefit vested restricted stock awards				2					2
Common stock issued	-	-	-	28	-	-	-	-	28
Dividends declared common stock ($.50 per share)	-	-	-	-	(439)	-	-	-	(439)
Balance, December 31, 2012	$-	$-	$8,964	$9,901	$9,819	$(7)	$(368)	$1,128	$29,437

The accompanying notes are an integral part of these consolidated financial statements.

SBT BANCORP, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended December 31, 2012 and 2011

(In Thousands)

	2012	2011
Cash flows from operating activities:
Net income	$2,044	$910
Adjustments to reconcile net income to net cash provided by operating activities:
Interest capitalized on interest-bearing time deposits with other banks	(150)	(173)
Amortization of securities, net	495	225
Writedown of available-for-sale securities	12	-
Gain on sale of available-for-sale securities	(125)	(445)
Change in deferred origination costs (fees), net	(359)	(155)
Provision for loan losses	320	495
Loss on sale of other real estate owned	38	28
Depreciation and amortization	220	216
Accretion on impairment of operating lease	(45)	(45)
Increase in other assets	(516)	(14)
Increase in interest receivable	(55)	(59)
Decrease (increase) in taxes receivable	676	(829)
Deferred income tax expense	164	828
Increase in cash surrender value of bank owned life insurance	(208)	(160)
Excess tax benefit related to stock based compensation	(2)	-
Stock based compensation	82	29
Increase in other liabilities	382	236
Decrease in interest payable	(7)	(9)

Net cash provided by operating activities	2,966	1,078

Cash flows from investing activities:
Maturities and redemptions of interest-bearing time deposits with other banks	1,089	1,409
Purchase of Federal Home Loan Bank stock	(20)	-
Redemption of Federal Home Loan Bank stock	91	-
Purchases of available-for-sale securities	(67,730)	(36,465)
Proceeds from maturities of available-for-sale securities	28,761	18,501
Proceeds from sale of available-for-sale securities	4,249	8,274
Loan originations and principal collections, net	(14,941)	(264)
Loans purchased	(4,603)	(11,090)
Recoveries of loans previously charged off	15	5
Proceeds from sale of other real estate owned	111	40
Purchases of bank owned life insurance	(2,140)	-
Investment in limited partnership	(381)	0
Capital expenditures	(360)	(374)

Net cash used in investing activities	(55,859)	(19,964)

SBT BANCORP, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended December 31, 2012 and 2011

(In Thousands)

(continued)

	2012	2011
Cash flows from financing activities:
Net (decrease) increase in demand deposits, NOW and savings accounts	(158)	76,550
Decrease in time deposits	(4,210)	(1,052)
Net increase in securities sold under agreements to repurchase	21	313
Proceeds from issuance of preferred stock	-	9,000
Preferred stock issuance costs	-	(53)
Proceeds from issuance of common stock	28	4
Redemption of preferred stock	-	(4,200)
Excess tax benefit to stock based compensation	2
Dividends paid - preferred stock	(134)	(252)
Dividends paid - common stock	(436)	(415)

Net cash (used in) provided by financing activities	(4,887)	79,895

Net (decrease) increase in cash and cash equivalents	(57,780)	61,009
Cash and cash equivalents at beginning of year	91,880	30,871
Cash and cash equivalents at end of year	$34,100	$91,880

Supplemental disclosures:
Interest paid	$1,048	$1,526
Income taxes (received) paid	(133)	417
Loan transferred to other real estate owned	362	-
Loan originated to finance sale of other real estate owned	-	282
Increase in common stock dividends held in escrow	3	3

The accompanying notes are an integral part of these consolidated financial statements.

SBT BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2012 and 2011

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

Cash and due from banks as of December 31, 2012 and 2011 includes $4,842,000 and $5,625,000, respectively, which is subject to withdrawals and usage restrictions to satisfy the reserve requirements of the Federal Reserve Bank of Boston and Bankers’ Bank Northeast.

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

As a member of the Federal Home Loan Bank (FHLB), the Company is required to invest in $100 par value stock of FHLB.  The FHLB capital structure mandates that members must own stock as determined by their Total Stock Investment Requirement which is the sum of a member’s Membership Stock Investment Requirement and Activity-Based Stock Investment Requirement.  The Membership Stock Investment Requirement is calculated as 0.35% of member’s Stock Investment Base, subject to a minimum investment of $10,000 and a maximum investment of $25,000,000.  The Stock Investment Base is an amount calculated based on certain assets held by a member that are reflected on call reports submitted to applicable regulatory authorities.  The Activity-Based Stock Investment Requirement is calculated as 3.0% for overnight advances, 4.0% for FHLB advances with original terms to maturity of two days to three months and 4.5% for other advances plus a percentage of advance commitments, 0.5% of standby letters of credit issued by the FHLB and 4.5% of the value of intermediated derivative contracts. Management evaluates the Company’s investment in FHLB stock for other-than-temporary impairment at least on a quarterly basis and more frequently when economic or market conditions warrant such evaluation.  Based on its most recent analysis of the FHLB as of December 31, 2012 management deems its investment in FHLB stock to be not other-than-temporarily impaired.

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

Commercial real estate loans are subject to the underwriting standards and processes similar to commercial and industrial loans, in addition to those underwriting standards for real estate loans.  These loans are viewed primarily as cash flow dependent and secondarily as loans secured by real estate.  Commercial real estate lending typically involves higher principal balances and longer repayment periods.  Repayment of these loans is generally dependent upon the successful operation of the property securing the loan or the principal business conducted on the property securing the loan.  Commercial real estate loans may be adversely affected by conditions in the real estate markets or the economy in general.  The properties securing the Company’s commercial real estate portfolio are diverse in terms of type and geographic location.  This diversification reduces the exposure to adverse economic conditions that affect any single market or industry.  Management monitors and evaluates commercial real estate loans based on collateral, geography and risk-rating criteria.  The Company also utilizes third-party experts to provide environmental and market valuations, in addition to economic conditions and trends within a specific industry.  The Company also tracks the level of owner occupied commercial real estate loans within its commercial real estate portfolio.  At December 31, 2012, approximately 80.0% of the outstanding principal balance of the Company’s commercial real estate loans were secured by owner-occupied properties.

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

GENERAL COMPONENT:

The general component of the allowance for loan losses is based on historical loss experience adjusted for qualitative factors stratified by the following loan segments:  residential real estate, commercial real estate, construction, commercial and consumer.  Management uses a rolling average of historical losses based on a time frame appropriate to capture relevant loss data for each loan segment.  This historical loss factor is adjusted for the following qualitative factors:  levels/trends in delinquencies; trends in volume and terms of loans; effects of changes in risk selection and underwriting standards and other changes in lending policies, procedures and practices; experience/ability/depth of lending management and staff; and national and local economic trends and conditions.  There were no changes in the Company’s policies or methodology pertaining to the general component of the allowance for loan losses during 2012.

The qualitative factors are determined based on the various risk characteristics of each loan segment.  Risk characteristics relevant to each portfolio segment are as follows:

Residential real estate:  The Company generally does not originate loans with a loan-to-value ratio greater than 80% without obtaining private mortgage insurance for any amounts over 80% and does not grant subprime loans.  All loans in this segment are collateralized by owner-occupied residential real estate and repayment is dependent on the credit quality of the individual borrower.  The overall health of the economy, including unemployment rates and housing prices, will have an effect on the credit quality in this segment.

Commercial real estate:  Loans in this segment are primarily owner occupied throughout the Farmington Valley in Connecticut.  Management continually monitors the financial performance of these loans and the related operating entities.

Construction loans:  Loans in this segment primarily include real estate development loans for which payment is derived from sale of the property.  Credit risk is affected by cost overruns, time to sell at adequate prices, and market conditions.

Commercial loans:  Loans in this segment are made to businesses and are generally secured by assets of the businesses.  Repayment is expected for the cash flows of the business. A weakened economy will have an effect on the credit quality in this segment.

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

STOCK BASED COMPENSATION:

At December 31, 2012, the Company has stock-based employee compensation plans which are described more fully in Note 18.  The Company accounts for the plans under ASC 718-10, “Compensation – Stock Compensation – Overall.”  During the years ended December 31, 2012 and 2011, $82,000 and $29,000, respectively, in stock-based employee compensation was recognized.

EARNINGS PER SHARE:

The Company defines unvested share-based payment awards that contain nonforfeitable rights to dividends as participating securities that are included in computing EPS using the two-class method.

The two-class method is an earnings allocation formula that determines earnings per share for each share of common stock and participating securities according to dividends declared and participation rights in undistributed earnings.  Under this method, all earnings (distributed and undistributed) are allocated to common shares and participating securities based on their respective rights to receive dividends. Earnings per common share is calculated by dividing earnings allocated to common shareholders by the weighted-average number of common shares outstanding during the period.

Basic EPS excludes dilution and is computed by dividing income allocated to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity.

RECENT ACCOUNTING PRONOUNCEMENTS:

In April 2011, the Financial Accounting Standards Board (FASB) issued ASU 2011-03, “Transfers and Servicing (Topic 860): Reconsideration of Effective Control for Repurchase Agreements.”  The objective of this ASU is to improve the accounting for repurchase agreements and other agreements that both entitle and obligate a transferor to repurchase or redeem financial assets before their maturity. This ASU prescribes when an entity may or may not recognize a sale upon the transfer of financial assets subject to repurchase agreements.  The guidance in this ASU is effective for the first interim or annual period beginning on or after December 15, 2011.  Early adoption is permitted. The adoption of this guidance did not have a material impact on the Company’s results of operations or financial position.

In May 2011, the FASB issued ASU 2011-04, “Fair Value Measurement (Topic 820):  Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards.”  The amendments in this ASU explain how to measure fair value.  They do not require additional fair value measurements and are not intended to establish valuation standards or affect valuation practices outside of financial reporting.  The amendments in this ASU are to be applied prospectively.  The amendments are effective during interim and annual periods beginning after
December 15, 2011.  The adoption of this guidance did not have a material impact on the Company’s results of operations or financial position.

In June 2011, the FASB issued ASU 2011-05, “Comprehensive Income (Topic 220):  Presentation of Comprehensive Income.”  The objective of this ASU is to improve the comparability, consistency, and transparency of financial reporting and to increase the prominence of items reported in other comprehensive income.  Under this ASU, an entity has the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements.  An entity is required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income, and a total amount for comprehensive income.  An entity is required to present on the face of the financial statements reclassification adjustments for items that are reclassified from other comprehensive income to net income in the statement(s) where the components of net income and the components of other comprehensive income are presented.  The amendments in this ASU should be applied retrospectively.  The amendments are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011.  The required disclosures in the Company’s consolidated financial statements have been reflected in the statements of comprehensive income and Note 15.

In September 2011, the FASB issued ASU 2011-08, “Intangibles – Goodwill and Other (Topic 350):  Testing Goodwill for Impairment.”  ASU 2011-08 simplifies how entities, both public and nonpublic, test goodwill for impairment.  The amendments in this update permit an entity to first assess qualitative factors to determine whether it is more likely than not the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test described in ASC 350.  The more-likely-than-not threshold is defined as having a likelihood of more than 50 percent.  For public and nonpublic entities, the amendments in this ASU are effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011.  Early adoption is permitted.  The adoption of this guidance did not have an impact on the Company’s results of operations or financial position.

In September 2011, the FASB issued ASU 2011-09, “Compensation – Retirement Benefits - Multiemployer Plans (Subtopic 715-80):  Disclosures About an Employer’s Participation in a Multiemployer Plan,” which amends ASC 715-80, “Compensation – Retirement Benefits - Multiemployer Plans,” and requires additional separate disclosures for multiemployer pension plans and multiemployer other postretirement benefit plans.  This objective of this ASU is to help users of financial statements assess the potential future cash flow implications relating to an employer’s participation in multiemployer pension plans.  The disclosures also will indicate the financial health of all of the significant plans in which the employer participates and assist a financial statement user to access additional information that is available outside the financial statements.  The amendments in this ASU are effective for fiscal years ending after December 15, 2011, with early adoption permitted.  The amendments should be applied retrospectively for all prior periods presented.  The adoption of this guidance did not have an impact on the Company’s results of operations or financial position.

In December 2011, the FASB issued ASU 2011-11, “Balance Sheet (Topic 210):  Disclosures about Offsetting Assets and Liabilities.” This ASU enhances current disclosures.  Entities are required to disclose both gross information and net information about both instruments and transactions eligible for offset in the statement of financial position and instruments and transactions subject to an agreement similar to a master netting arrangement.  The amendments in this ASU are effective for annual periods beginning on or after January 1, 2013, and interim periods within those annual periods.  An entity should provide the disclosures required by those amendments retrospectively for all comparative periods presented.  The Company anticipates that the adoption of this guidance will not have a material impact on its consolidated financial statements.

In December 2011, the FASB issued ASU 2011-12, “Comprehensive Income (Topic 220): Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05.”  The amendments in this update defer those changes in ASU 2011-05 that relate to the presentation of reclassifications out of accumulated other comprehensive income on the components of net income and other comprehensive income for all periods presented.  All other requirements in ASU 2011-05 are not affected by this update.  The amendments are effective for fiscal years ending after December 15, 2012, and interim and annual periods thereafter.  The required disclosures in the Company’s consolidated financial statements have been reflected in the statements of comprehensive income and Note 15.

In October 2012, the FASB issued ASU 2012-06, “Business Combinations (Topic 805): Subsequent Accounting for an Indemnification Asset Recognized at the Acquisition Date as a Result of a Government-Assisted Acquisition of a Financial Institution.”  The amendments in this update clarify the applicable guidance for subsequently measuring an indemnification asset recognized as a result of a government-assisted acquisition of a financial institution.  For public and nonpublic entities, the amendments in this update are effective for fiscal years, and interim periods within those years beginning on or after December 15, 2012.  The Company anticipates that the adoption of this guidance will not have a material impact on its consolidated financial statements.

In February 2013, the FASB issued ASU 2013-02, “Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income.”  The amendments in this update do not change the current requirements for reporting net income or other comprehensive income in financial statements.  However, the amendments require an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component.  In addition, an entity is required to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income but only if the amount reclassified is required under U.S. GAAP to be reclassified to net income in its entirety in the same reporting period.  For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures required under U.S. GAAP that provide additional detail about those amounts.  The amendments are effective prospectively for reporting periods beginning after December 15, 2012.  Early adoption is permitted.  The adoption of ASU 2013-02 is not expected to have a material impact on the Company’s consolidated financial statements.

NOTE 3 - INVESTMENTS IN AVAILABLE-FOR-SALE SECURITIES

Debt and equity securities have been classified in the consolidated balance sheets according to management’s intent.  The amortized cost of securities and their approximate fair values are as follows as of December 31:

	Amortized	Gross	Gross
	Cost	Unrealized	Unrealized	Fair
	Basis	Gains	Losses	Value
	(In Thousands)
December 31, 2012:
Debt securities issued by U.S. government corporations
and agencies	$30,760	$86	$11	$30,835
Obligations of states and municipalities	13,598	956	3	14,551
Corporate debt securities	2,006	52	5	2,053
Mortgage-backed securities	42,737	601	81	43,257
SBA loan pools	1,010	114	-	1,124
Marketable equity securities	358	-	-	358
	90,469	1,809	100	92,178
Money market mutual funds included in cash
and cash equivalents	(358)	-	-	(358)
	$90,111	$1,809	$100	$91,820

December 31, 2011:
Debt securities issued by U.S. government corporations
and agencies	$12,500	$45	$3	$12,542
Obligations of states and municipalities	12,916	698	1	13,613
Corporate debt securities	2,509	4	29	2,484
Mortgage-backed securities	26,617	416	166	26,867
SBA loan pools	1,231	122	-	1,353
Marketable equity securities	5,346	-	-	5,346
	61,119	1,285	199	62,205
Money market mutual funds included in cash
and cash equivalents	(5,346)	-	-	(5,346)
	$55,773	$1,285	$199	$56,859

The scheduled maturities of securities were as follows as of December 31, 2012:

Fair
Value
(In Thousands)
Due within one year	$502
Due after one year through five years	20,879
Due after five years through ten years	15,152
Due after ten years	10,906
SBA loan pools	1,124
Mortgage-backed securities	43,257
$91,820

During 2012, proceeds from sales of available-for-sale securities amounted to $4,249,000. Gross realized gains on those sales amounted to $125,000. The tax expense applicable to these gross realized gains amounted to $42,000.  During 2011, proceeds from sales of available-for-sale securities amounted to $8,274,000. Gross realized gains on those sales amounted to $445,000. The tax expense applicable to these gross realized gains amounted to $151,000.

There were no securities of issuers that exceeded 10% of stockholders’ equity at December 31, 2012.

As of December 31, 2012 and 2011, the total carrying amounts of securities pledged for securities sold under agreements to repurchase and public deposits were $14,819,000 and $14,983,000, respectively.

The aggregate fair value and unrealized losses of securities that have been in a continuous unrealized loss position for less than twelve months and for twelve months or more, and are not other than temporarily impaired, are as follows:

	Less than 12 Months		12 Months or Longer		Total
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
	Value	Losses	Value	Losses	Value	Losses
	(In Thousands)
December 31, 2012:
Debt securities issued by U.S. Government
corporations and agencies	$2,989	$11	$-	$-	$2,989	$11
Obligations of states and municipalities	720	3	-	-	720	3
Corporate debt securities	-	-	495	5	495	5
Mortgage-backed securities	8,642	20	118	3	8,760	23
Total temporarily impaired securities	$12,351	$34	$613	$8	$12,964	$42

Other-than-temporarily impaired securities
Mortgage-backed securities	-	-	280	58	280	58
Total temporarily impaired and other-
than-temporarily impaired securities	$12,351	$34	$893	$66	$13,244	$100

December 31, 2011:
Debt securities issued by U.S. Government
corporations and agencies	$1,497	$3	$-	$-	$1,497	$3
Obligations of states and municipalities	898	1	-	-	898	1
Corporate debt securities	1,000	3	473	26	1,473	29
Mortgage-backed securities	6,507	47	496	119	7,003	166
Total temporarily impaired securities	$9,902	$54	$969	$145	$10,871	$199

The investments in the Company’s investment portfolio that are temporarily impaired as of December 31, 2012 consist of debt issued by states of the United States and political subdivisions of the states, U.S. corporations, and U.S. government corporations and agencies.  Company management considers investments with an unrealized loss as of December 31, 2012 to be only temporarily impaired because the impairment is attributable to changes in market interest rates and current market inefficiencies.  Company management anticipates that the fair value of securities that are currently impaired will recover to cost basis. As management has the intent and ability to hold these securities for the foreseeable future, no declines are deemed to be other than temporary.

The following table summarizes other-than-temporary impairment losses on debt securities for the year ended December 31, 2012:

Securities
(In Thousands)
Total other-than-temporary impairment losses	$70
Less: unrealized other-than-temporary losses
recognized in other comprehensive loss (1)	(58)

Net impairment losses recognized in earnings (2)	$12

(1)  Represents the noncredit component of the other-than-temporary impairment on the securities.
(2)  Represents the credit component of the other-than-temporary impairment on securities.

Activity related to the credit component recognized in earnings on debt securities held by the Company for which a portion of other-than-temporary impairment was recognized in other comprehensive income for the year ended December 31, 2012 is as follows:

Mortgage-Backed
Securities
(In Thousands)
Balance, December 31, 2011	$0
Additions for the credit component on debt securities in which
other-than-temporary impairment was not previously recognized	12
Balance, December 31, 2012	$12

For the year ended December 31, 2012, securities with other-than-temporary impairment losses related to credit that were recognized in earnings consisted of two private label collateralized mortgage obligations (CMOs).  The par value of these two securities were written down by $12,000 by the issuers.

NOTE 4 - LOANS

Loans consisted of the following as of December 31:

	2012	2011
	(In Thousands)
Commercial and industrial	$13,991	$15,145
Real estate - construction and land development	2,982	1,307
Real estate - residential	118,316	99,692
Real estate - commercial	41,978	39,723
Home equity	45,245	48,484
Municipal	1,478	1,807
Consumer	11,053	9,913
	235,043	216,071
Allowance for loan losses	(2,594)	(2,469)
Deferred loan origination costs, net	841	482
Net loans	$233,290	$214,084

The following table sets forth information regarding the allowance for loan losses by portfolio segment.

	Real Estate:
			Construction and		Commercial
	Residential	Commercial	Land Development	Home Equity	& Industrial	Consumer	Unallocated	Total
	(In Thousands)
December 31, 2012:
Allowance for loan
losses:
Beginning balance	$750	$573	$22	$342	$422	$194	$166	$2,469
Charge-offs	(113)	(25)	(49)	-	-	(23)	-	(210)
Recoveries	-	-	1	-	5	9	-	15
Provision (benefit)	414	38	168	20	(208)	(81)	(31)	320
Ending balance	$1,051	$586	$142	$362	$219	$99	$135	$2,594

Ending balance:
Individually evaluated
for impairment	$-	$-	$-	$-	$-	$-	$-	$-
Ending balance: Collectively
evaluated for
impairment	1,051	586	142	362	219	99	135	2,594
Total allowance for loan
losses ending
balance	$1,051	$586	$142	$362	$219	$99	$135	$2,594

Loans:
Ending balance: Individually
evaluated for
impairment	$180	$119	$163	$5	$-	$-	$-	$467
Ending balance:
Collectively evaluated
for impairment	118,136	41,859	2,819	45,240	15,469	11,053	-	234,576
Total loans ending balance	$118,316	$41,978	$2,982	$45,245	$15,469	$11,053	$-	$235,043

	Real Estate:
			Construction and		Commercial
	Residential	Commercial	Land Development	Home Equity	& Industrial	Consumer	Unallocated	Total
	(In Thousands)
December 31, 2011:
Allowance for loan
losses:
Beginning balance	$838	$465	$68	$360	$410	$94	$91	$2,326
Charge-offs	(20)	(68)	(185)	-	(43)	(41)	-	(357)
Recoveries	-	-	-	-	-	5	-	5
(Benefit) provision	(68)	176	139	(18)	55	136	75	495
Ending balance	$750	$573	$22	$342	$422	$194	$166	$2,469

Ending balance:
Individually evaluated
for impairment	$62	$-	$-	$-	$-	$-	$-	$62
Ending balance: Collectively
evaluated for
impairment	688	573	22	342	422	194	166	2,407
Total allowance for loan
losses ending
balance	$750	$573	$22	$342	$422	$194	$166	$2,469

Loans:
Ending balance: Individually
evaluated for
impairment	$808	$250	$399	$-	$215	$-	$-	$1,672
Ending balance:
Collectively evaluated
for impairment	98,884	39,473	908	48,484	16,737	9,913	-	214,399
Total loans ending balance	$99,692	$39,723	$1,307	$48,484	$16,952	$9,913	$-	$216,071

The following table presents the Company’s loans by risk rating as of December 31:

		Real Estate
			Construction
			and Land		Commercial
	Residential	Commercial	Development	Home Equity	and Industrial	Consumer	Total
	(In Thousands)
December 31, 2012:
Grade:
Pass	$-	$36,748	$2,381	$-	$13,048	$-	$52,177
Special mention	-	3,778	438	-	2,268	-	6,484
Substandard	572	1,452	163	155	153	-	2,495
Loans not
formally rated	117,744		-	45,090	-	11,053	173,887
Total	$118,316	$41,978	$2,982	$45,245	$15,469	$11,053	$235,043

December 31, 2011:
Grade:
Pass	$-	$35,746	$908	$-	$13,344	$-	$49,998
Special mention	-	3,339	-	-	2,930	-	6,269
Substandard	1,349	638	399	238	678	-	3,302
Loans not
formally rated	98,343	-	-	48,246	-	9,913	156,502
Total	$99,692	$39,723	$1,307	$48,484	$16,952	$9,913	$216,071

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

Loans not formally rated represent residential, home equity and consumer loans.  As of December 31, 2012, $173.9 million of the total residential, home equity and consumer loan portfolio of $174.6 million were not formally rated. As of December 31, 2011, $156.6 million of the total residential, home equity, and consumer loan portfolio of $158.1 million were not formally rated.  The performance of these loans is measured by delinquency status.  The Bank underwrites first mortgage loans in accordance with FHLMC and FNMA guidelines.  These guidelines provide for specific requirements with regard to documentation and loan to value and debt to income ratios.  Home equity loan and line guidelines place a maximum loan to value ratio of 80% on these loans and the Bank requires full underwriting disclosure documentation for these loans.  These underwriting factors have produced a high performance loan portfolio.  Total delinquent loans, consisting of loans past due 60 days or more, decreased from 0.85% of total loans outstanding as of December 31, 2011 to 0.54% of total loans outstanding as of December 31, 2012.

An age analysis of past-due loans, segregated by class of loans, is as follows as of December 31:

			90 Days	Total	Total	Total	90 Days	Nonaccrual
	30–59 Days	60–89 Days	or More	Past Due	Current	Loans	and Accruing	Loans
	(In Thousands)
December 31, 2012:
Real estate:
Residential	$-	$490	$563	$1,053	$117,263	$118,316	$-	$821
Commercial	-	-		-	41,978	41,978	-	119
Construction and
land development	-	-	163	163	2,819	2,982	-	163
Home equity	25	36	-	61	45,184	45,245	-	120
Commercial and industrial	-	-	-	-	15,469	15,469	-	-
Consumer	110	-	17	127	10,926	11,053	-	17
Total	$135	$526	$743	$1,404	$233,639	$235,043	$-	$1,240

December 31, 2011:
Real estate:
Residential	$-	$516	$430	$946	$98,746	$99,692	$-	$1,186
Commercial	-	-	250	250	39,473	39,723	-	250
Construction and
land development	-	-	399	399	908	1,307	-	399
Home equity	38	-	-	38	48,446	48,484	-	238
Commercial and industrial	-	-	215	215	16,737	16,952	-	215
Consumer	52	1	18	71	9,842	9,913	-	18
	$90	$517	$1,312	$1,919	$214,152	$216,071	$-	$2,306

Information about loans that meet the definition of an impaired loan in ASC 310-10-35 is as follows as of and for the years ended December 31:

		Unpaid		Average	Interest
	Recorded	Principal	Related	Recorded	Income
	Investment	Balance	Allowance	Investment	Recognized
	(In Thousands)
December 31, 2012:
With no related allowance recorded:
Real Estate:
Residential	$180	$180	$-	$449	$15
Commercial	119	119	-	115	7
Home equity	5	5	-	6	-
Construction and land development	163	163	-	257	62
Commercial and industrial	-	-	-	70	5
Total impaired with no related allowance	$467	$467	$-	$897	$89

Total
Real Estate:
Residential	$180	$180	$-	$449	$15
Commercial	119	119	-	115	7
Home equity	5	5	-	6	-
Construction and land development	163	163	-	257	62
Commercial and industrial	-	-	-	70	5
Total impaired loans	$467	$467	$-	$897	$89

		Unpaid		Average	Interest
	Recorded	Principal	Related	Recorded	Income
	Investment	Balance	Allowance	Investment	Recognized
	(In Thousands)
December 31, 2011:
With no related allowance recorded:
Real Estate:
Residential	$571	$571	$-	$564	$8
Commercial	250	318	-	315	9
Home equity	-	-	-	6	-
Construction and land development	399	753	-	683	-
Commercial and industrial	215	215	-	46	1
Total impaired with no related allowance	$1,435	$1,857	$-	$1,614	$18

With an allowance recorded:
Real Estate:
Residential	$237	$237	$62	$239	$10
Total impaired with an allowance recorded	$237	$237	$62	$239	$10

Total
Real Estate:
Residential	$808	$808	$62	$803	$18
Commercial	250	318	-	315	9
Home equity	-	-	-	6	-
Construction and land development	399	753	-	683	-
Commercial and industrial	215	215	-	46	1
Total impaired loans	$1,672	$2,094	$62	$1,853	$28

The following tables set forth information regarding troubled debt restructured loans that were restructured during the years ended December 31:

		Pre-Modification	Post- Modification
	Number of	Outstanding Recorded	Outstanding Recorded
	Contracts	Investment	Investment
		(Dollars In Thousands)
December 31, 2012:
Troubled Debt Restructurings:
Commercial	1	66	72
	1	$66	$72

	Number of
	Contracts	Recorded Investment
Troubled Debt Restructurings		(Dollars In Thousands)
That Subsequently Defaulted:
Commercial	1	$68
	1	$68

There was one loan modified as a troubled debt restructure during 2012. Past-due principal, interest and legal fees were capitalized to the loan to bring all payments current. The loan was individually evaluated for impairment and it was determined that no related allowance allocation was necessary. The loan was reported as impaired and is on nonaccrual status as of December 31, 2012.

		Pre-Modification	Post- Modification
	Number of	Outstanding Recorded	Outstanding Recorded
	Contracts	Investment	Investment
	(Dollars In Thousands)
December 31, 2011:
Troubled Debt Restructurings:
Residential	2	$531	$571
	2	$531	$571

There were no troubled debt restructurings that subsequently defaulted as of December 31, 2011.

There were two loans modified as troubled debt restructures during 2011.  Past-due principal, interest and escrow payments were capitalized to the loans to bring all payments current.  The loans were individually evaluated for impairment and it was determined that no related allowance allocation was necessary.  Both loans were reported as impaired loans and were on nonaccrual status as of December 31, 2011.

As of December 31, 2012 and 2011, there were no commitments to lend additional funds to borrowers whose loans were modified in troubled debt restructurings.

The balance of mortgage servicing rights included in other assets at December 31, 2012 and 2011 was $822,000 and $158,000, respectively.  Mortgage servicing rights of $774,000 and $169,000 were capitalized in 2012 and 2011, respectively.  Amortization of mortgage servicing rights was $106,000 in 2012 and $6,000 in 2011.  The fair value of these rights was $1,036,000 and $164,000 as of December 31, 2012 and 2011, respectively.  Following is an analysis of the aggregate changes in the valuation allowance for mortgage servicing rights for the years ended December 31:

	2012	2011
	(In Thousands)
Balance, beginning of year	$5	$-
Additions	41	5
Reductions	(37)	-
Balance, end of year	$9	$5

Mortgage loans serviced for others are not included in the accompanying consolidated balance sheets.  The unpaid principal balances of mortgage loans serviced for others were $88,728,000 and $25,802,000 as of December 31, 2012 and 2011, respectively.

NOTE 5 - PREMISES AND EQUIPMENT

The following is a summary of premises and equipment as of December 31:

	2012	2011
	(In Thousands)
Leasehold improvements	$1,290	$1,255
Furniture and equipment	2,284	2,576
	3,574	3,831
Accumulated depreciation and amortization	(2,750)	(3,152)
	$824	$679

NOTE 6 - DEPOSITS

The aggregate amount of time deposit accounts in denominations of $100,000 or more as of December 31, 2012 and 2011 was $31,331,000 and $34,601,000, respectively.

For time deposits as of December 31, 2012, the scheduled maturities for years ended December 31 are:

(In Thousands)
2013	$46,227
2014	11,270
2015	8,300
2016	2,682
2017	3,992
Total	$72,471

As of December 31, 2012, the Bank has one depositor with total deposits of $23,822,000 or 7.0% of the Company’s total deposits.

NOTE 7 - SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE

Securities sold under agreements to repurchase consist of funds borrowed from customers on a short-term basis secured by portions of the Company's investment portfolio.  The securities which were sold have been accounted for not as sales but as borrowings.  The securities consisted of debt securities issued by U.S. government sponsored enterprises, corporations and agencies and states and municipalities.  The securities were held in safekeeping by the Federal Home Loan Bank and Merrill Lynch, under the control of the Company.  The purchasers have agreed to sell to the Company substantially identical securities at the maturity of the agreements.  The agreements mature generally within three months from date of issue.

NOTE 8 - FEDERAL HOME LOAN BANK ADVANCES

Advances consist of funds borrowed from the Federal Home Loan Bank of Boston (FHLB). There were no FHLB advances outstanding as of December 31, 2012 and 2011.

Borrowings from the FHLB are secured by a blanket lien on qualified collateral, consisting primarily of loans with first mortgages secured by one to four family properties and other qualified assets.

The Company has a line of credit with the FHLB in the amount of $1,525,000 at December 31, 2012 and 2011.  At December 31, 2012 and 2011, there were no advances outstanding under this line of credit.

NOTE 9 - INCOME TAX EXPENSE

The components of income tax expense are as follows for the years ended December 31:

	2012	2011
	(In Thousands)
Current:
Federal	$541	$(414)
State	2	2
	543	(412)

Deferred:
Federal	164	513
State	-	315
	164	828
Total income tax expense	$707	$416

The reasons for the differences between the statutory federal income tax rate and the effective tax rates are summarized as follows for the years ended December 31:

	2012	2011
	% of	% of
	Income	Income
Federal income tax at statutory rate	34.0%	34.0%
Increase (decrease) in tax resulting from:
Tax-exempt income	(9.2)	(17.1)
Other	0.9	(1.3)
State tax expense, net of federal tax benefit	0.0	15.8
Effective tax rates	25.7%	31.4%

The Company had gross deferred tax assets and gross deferred tax liabilities as follows as of December 31:

	2012	2011
	(In Thousands)
Deferred tax assets:
Allowance for loan losses	$753	$725
Deferred compensation	181	125
Impairment of operating lease	39	54
Writedown of securities	4	-
Restricted stock awards	12	-
Other	57	46
Alternative minimum tax carryforward	368	116
Gross deferred tax assets	1,414	1,066

Deferred tax liabilities:
Depreciation	(131)	(21)
Deferred loan costs/fees	(286)	(164)
Mortgage servicing rights	(280)	-
Net unrealized holdings gain on available-for-sale securities	(581)	(369)
Gross deferred tax liabilities	(1,278)	(554)
Net deferred tax asset	$136	$512

Deferred tax assets as of December 31, 2012 and 2011 have not been reduced by a valuation allowance because management believes that it is more likely than not that the full amount of deferred taxes will be realized.

As of December 31, 2012, the Company had no operating loss carryovers for income tax purposes.

It is the Company’s policy to provide for uncertain tax positions and the related interest and penalties based upon management’s assessment of whether a tax benefit is more likely than not to be sustained upon examination by tax authorities.  As of December 31, 2012 and 2011, there were no material uncertain tax positions related to federal and state income tax matters.  The Company is currently open to audit under the statute of limitations by the Internal Revenue Service and state taxing authorities for the years ended December 31, 2008 through December 31, 2012.

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

NOTE 10 - COMMITMENTS AND CONTINGENT LIABILITIES

As of December 31, 2012 the Company was obligated under non-cancelable operating leases for bank premises and equipment expiring between March 2013 and September 2020.  Certain leases contain renewal options. The cost of such renewals is not included below.  The total minimum rental due in future periods under these existing agreements is as follows as of December 31, 2012:

(In Thousands)
2013	$729
2014	853
2015	759
2016	533
2017	496
Thereafter	1,419
Total	$4,789

Certain leases contain provisions for escalation of minimum lease payments contingent upon percentage increases in the consumer price index.  Total rental expense amounted to $564,000 and $577,000 for the years ended December 31, 2012 and 2011, respectively.

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

A financial instrument’s level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement.  The Company did not have any significant transfers of assets between Level 1 and Level 2 of the fair value hierarchy during the year ended December 31, 2012.

A description of the valuation methodologies used for instruments measured at fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy, is set forth below.  These valuation methodologies were applied to all of the Company’s financial assets and financial liabilities carried at fair value for December 31, 2012 and 2011.

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

The following summarizes assets measured at fair value for the period ending December 31, 2012 and 2011:

ASSETS MEASURED AT FAIR VALUE ON A RECURRING BASIS

	Fair Value Measurements at Reporting Date Using:
		Quoted Prices in	Significant	Significant
		Active Markets for	Other Observable	Unobservable
		Identical Assets	Inputs	Inputs
	Total	Level 1	Level 2	Level 3
	(In Thousands)
December 31, 2012:
Debt securities issued by U.S. government
corporations and agencies	$30,835	$-	$30,835	$-
Obligations of states and municipalities	14,551	-	14,551	-
Corporate debt securities	2,053	-	2,053	-
Mortgage-backed securities	43,257	-	43,257	-
SBA loan pools	1,124	-	1,124	-
Totals	$91,820	$-	$91,820	$-

December 31, 2011:
Debt securities issued by U.S. government
corporations and agencies	$12,542	$-	$12,542	$-
Obligations of states and municipalities	13,613	-	13,613	-
Corporate debt securities	2,484	-	2,484	-
Mortgage-backed securities	26,867	-	26,867	-
SBA loan pools	1,353	-	1,353	-
Totals	$56,859	$-	$56,859	$-

Under certain circumstances we make adjustments to fair value for our assets and liabilities although they are not measured at fair value on an ongoing basis.  The following table presents the financial instruments carried on the consolidated balance sheet by caption and by level in the fair value hierarchy, at December 31, 2012 and 2011, for which a nonrecurring change in fair value has been recorded:

ASSETS MEASURED AT FAIR VALUE ON A NONRECURRING BASIS

	Fair Value Measurements at Reporting Date Using:
		Quoted Prices in	Significant	Significant
		Active Markets for	Other Observable	Unobservable
		Identical Assets	Inputs	Inputs
	Total	Level 1	Level 2	Level 3
	(In Thousands)
December 31, 2012:
Other real estate owned	$213	$-	$-	$213
Totals	$213	$-	$-	$213

December 31, 2011:
Impaired loans	$175	$-	$-	$175
Totals	$175	$-	$-	$175

The estimated fair values of the Company’s financial instruments, all of which are held or issued for purposes other than trading, are as follows as of December 31:

	December 31, 2012
	Carrying	Fair Value
	Amount	Level 1	Level 2	Level 3	Total
	(In Thousands)
Financial assets:
Cash and cash equivalents	$34,100	$34,100	$-	$-	$34,100
Interest-bearing time deposits with other banks	3,789	-	3,892	-	3,892
Available-for-sale securities	91,820	-	91,820	-	91,820
Federal Home Loan Bank stock	589	589	-	-	589
Loans, net	233,290	-	-	239,465	239,465
Accrued interest receivable	1,019	1,019	-	-	1,019

Financial liabilities:					-
Deposits	340,409	-	340,857	-	340,857
Securities sold under agreements to repurchase	3,569	-	3,569	-	3,569

	December 31, 2011
	Carrying Amount	Fair Value
	(In Thousands)
Financial assets:
Cash and cash equivalents	$91,880	$91,880
Interest-bearing time deposits with other banks	4,728	4,899
Available-for-sale securities	56,859	56,859
Federal Home Loan Bank stock	660	660
Loans, net	214,084	220,659
Accrued interest receivable	964	964
Financial liabilities:
Deposits	344,777	345,515
Securities sold under agreements to repurchase	3,548	3,548

The carrying amounts of financial instruments shown in the above table are included in the consolidated balance sheets under the indicated captions.  Accounting policies related to financial instruments are described in Note 2.

NOTE 12 - FINANCIAL INSTRUMENTS

The Company is party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers.  These financial instruments include commitments to originate loans, unadvanced funds on loans and standby letters of credit.  The instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the balance sheets.  The contract amounts of those instruments reflect the extent of involvement the Company has in particular classes of financial instruments.

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

Standby letters of credit are conditional commitments issued by the Company to guarantee the performance by a customer to a third party.  The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers.  As of December 31, 2012 and 2011, the maximum potential amount of the Company’s obligation was $175,000 and $292,000, respectively for financial and standby letters of credit.  The Company’s outstanding letters of credit generally have a term of less than one year.  If a letter of credit is drawn upon, the Company may seek recourse through the customer’s underlying line of credit.  If the customer’s line of credit is also in default, the Company may take possession of the collateral, if any, securing the line of credit.

Notional amounts of financial instrument liabilities with off-balance-sheet credit risk are as follows as of December 31:

	2012	2011
	(In Thousands)
Commitments to originate loans	$13,459	$4,571
Standby letters of credit	175	292
Unadvanced portions of loans:
Construction loans	1,778	70
Commercial lines of credit	11,383	8,059
Consumer	688	674
Home equity lines of credit	32,550	28,716
	$60,033	$42,382

There is no material difference between the notional amounts and the estimated fair values of the above off-balance sheet liabilities.

NOTE 13 - RELATED PARTY TRANSACTIONS

Certain directors and executive officers of the Company and companies in which they have significant ownership interest were customers of the Bank during 2012.  Total loans to such persons and their companies amounted to $3,944,000 as of December 31, 2012.  During the year ended December 31, 2012 principal payments totaled $2,290,000 and advances amounted to $1,427,000.

Deposits from related parties held by the Company as of December 31, 2012 and 2011 amounted to $4,669,000 and $813,000, respectively.

During 2012 and 2011, the Company paid $64,000 and $61,000, respectively, for rent and related expenses of the Company’s Granby branch office to a company of which a bank director is a principal.  The rent expense for the Granby branch included in Note 10 amounted to $43,000 in 2012 and $45,000 in 2011.

NOTE 14 - SIGNIFICANT GROUP CONCENTRATIONS OF CREDIT RISK

Most of the Company's business activity is with customers located within the state.  There are no concentrations of credit to borrowers that have similar economic characteristics.  The majority of the Company's loan portfolio is comprised of loans collateralized by real estate located in the state of Connecticut.

NOTE 15 – OTHER COMPREHENSIVE INCOME

Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income.  Although certain changes in assets and liabilities are reported as a separate component of the equity section of the consolidated balance sheets, such items, along with net income, are components of comprehensive income.

The components of other comprehensive income, included in stockholders’ equity are as follows during the years ended December 31:

	2012	2011
	(In Thousands)
Net unrealized holding gains on available-for-sale securities	$736	$1,105
Reclassification adjustment for realized gains in net income	(113)	(445)
Other comprehensive income before income tax effect	623	660
Income tax expense	(212)	(203)
Other comprehensive income, net of tax	$411	$457

At December 31, 2012 and 2011, the components of accumulated other comprehensive income, included in stockholders’ equity, are as follows:

	2012	2011
	(In Thousands)
Net unrealized gain on securities available-for-sale, net of tax	$1,128	$717
Total accumulated other comprehensive income	$1,128	$717

NOTE 16 - REGULATORY MATTERS

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

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital (as defined) to average assets (as defined).  Management believes, as of December 31, 2012 and 2011, that the Bank meets all capital adequacy requirements to which it is subject.

As of December 31, 2012, the most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as well capitalized under the regulatory framework for prompt corrective action.  To be categorized as well capitalized the Bank must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the table.  There are no conditions or events since that notification that management believes have changed the institution's category.

The Bank’s actual capital amounts and ratios are also presented in the table.

						To Be Well
						Capitalized Under
			For Capital			Prompt Corrective
	Actual		Adequacy Purposes			Action Provisions
	Amount	Ratio	Amount		Ratio	Amount		Ratio
	(Dollars In Thousands)
As of December 31, 2012:
Total Capital (to Risk Weighted Assets)	$30,637	14.68%	$16,694	≥	8.0%	$20,868	≥	10.0%
Tier 1 Capital (to Risk Weighted Assets)	28,043	13.44	8,347	≥	4.0	12,521	≥	6.0
Tier 1 Capital (to Average Assets)	28,043	7.73	14,520	≥	4.0	18,150	≥	5.0

As of December 31, 2011:
Total Capital (to Risk Weighted Assets)	28,390	14.44	15,731	≥	8.0	19,664	≥	10.0
Tier 1 Capital (to Risk Weighted Assets)	25,932	13.19	7,865	≥	4.0	11,798	≥	6.0
Tier 1 Capital (to Average Assets)	25,932	7.46	13,896	≥	4.0	17,370	≥	5.0

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

Under Connecticut law, the Bank may pay dividends only out of net profits.  The Connecticut Banking Commissioner’s approval is required for dividend payments which exceed the current year’s net profits and retained net profits from the preceding two years.  As of December 31, 2012, the Bank is restricted from declaring dividends to the Company in an amount greater than $3,365,000.

NOTE 17 - EMPLOYEE BENEFITS

The Company sponsors a 401(k) savings and retirement plan.  Employees who were 21 years of age and employed on the plan's effective date were immediately eligible to participate in the plan.  Other employees who have attained age 21 are eligible for membership on the first day of the month following completion of 90 days of service.

The provisions of the 401(k) plan allow eligible employees to contribute subject to IRS limitations.  The Company's matching contribution will be determined at the beginning of the plan year.  The Company's expense under this plan was $105,000 in 2012 and $92,000 in 2011.

The Company entered into Supplemental Executive Retirement Agreements with current and former executive officers.  The agreements require the payment of specified benefits upon retirement over specified periods as described in each agreement.  The total liability for the agreements included in other liabilities was $533,000 at December 31, 2012 and $368,000 at December 31, 2011.  Expenses under these agreements amounted to $170,000 and $147,000, respectively, for the years ended December 31, 2012 and 2011. Payments made under the agreements were $5,000 for each of the years ended December 31, 2012 and 2011.

The Company entered into employment agreements (the “Agreements”) with the Executive Officers of the Company.  The Agreements provide for severance benefits upon termination following a change in control as defined in the agreements in amounts equal to cash compensation as defined in the agreements, and fringe benefits that the Executive(s) would have received if the Executive(s) would have continued working for an additional two years. The agreements also include provisions to accelerate vesting for stock option plans; or for additional credit for years of service under benefit plans.

NOTE 18 - STOCK BASED COMPENSATION  PLANS

The SBT Bancorp, Inc. 1998 Stock Plan (“1998 Plan”) provided for the granting of options to purchase shares of common stock or the granting of shares of restricted stock up to an aggregate amount of 142,000 shares of common stock of the Company.  Options granted under the 1998 Plan may have been either Incentive Stock Options (“ISOs”) within the meaning of Section 422 of the Internal Revenue Code or non-qualified options (“NQOs”) which do not qualify as ISOs.  Effective March 17, 2009, no additional restricted stock awards or stock options may be granted under the 1998 Plan.

On May 10, 2011, the stockholders of SBT Bancorp, Inc. approved the SBT Bancorp, Inc. 2011 Stock Award and Option Plan (“2011 Plan”).  The 2011 Plan provides for the granting of options to purchase shares of common stock or the granting of shares of restricted stock up to an aggregate amount of 100,000 shares of common stock of the Company.  Options granted under the 2011 Plan may be either Incentive Stock Options (“ISOs”) within the meaning of Section 422 of the Internal Revenue Code or non-qualified options (“NQOs”) which do not qualify as ISOs.

The exercise price for shares covered by an ISO may not be less than 100% of the fair market value of common stock on the date of grant.  All options must expire no later than ten years from the date of grant.

During 2012 and 2011, the Company granted 10,570 shares and 11,620 shares, respectively, of restricted stock with an award value of $251,000 and $235,000, respectively, or $23.75 and $20.22 per share, respectively.  The restricted shares vest over a three year period.  During 2012 and 2011, the Company recognized compensation expense related to the restricted shares awarded in the amounts of $82,000 and $29,000, respectively.  The recognized tax benefit related to this expense was $28,000 in 2012 and $10,000 in 2011.

A summary of the status of the restricted stock awards as of December 31 and changes during the years ending on that date is presented below:

	2012		2011
		Weighted-Average		Weighted-Average
Fixed Options	Shares	Exercise Price	Shares	Exercise Price
Non-vested restricted stock awards
at beginning of year	11,206	$23.75	-	$-
Restricted shares granted	10,570	20.22	11,620	23.75
Shares vested	(3,734)	23.75	-	-
Forfeited	-	-	(414)	23.75
Non-vested restricted stock awards
at end of year	18,042	$20.33	11,206	$23.75

As of December 31, 2012, the unrecognized share-based compensation expense related to the non-vested restricted stock awards was $367,000.  This amount is expected to be recognized over a weighted average period of 2.5 years.

The Company did not grant any stock options in 2012 and 2011.

A summary of the status of the Company’s stock option plans as of December 31 and changes during the years ended on that date is presented below:

	2012		2011
		Weighted-Average		Weighted-Average
Fixed Options	Shares	Exercise Price	Shares	Exercise Price
Outstanding at beginning of year	32,811	$30.07	49,875	$30.21
Granted	-	-	-	-
Exercised	-	-	-	-
Forfeited	(1,311)	15.65	(17,064)	30.48
Outstanding at end of year	31,500	30.67	32,811	30.07

Options exercisable at year-end	31,500	$30.67	32,811	$30.07
Weighted-average fair value of
options granted during the year	N/A		N/A

The following table summarizes information about fixed stock options outstanding as of December 31, 2012:

Options Outstanding and Exercisable
		Weighted-Average
	Number	Remaining	Number
Exercise Price	Outstanding	Contractual Life	Exercisable	Exercise Price
$31.50	21,000	2.97 years	21,000	$31.50
29.00	10,500	3.48 years	10,500	29.00
$30.67	31,500	3.14 years	31,500	$30.67

As of December 31, 2012, compensation costs related to stock options granted under the Plans have been fully recognized.  There were no shares that vested during the years ended December 31, 2012 and 2011.

NOTE 19 – EARNINGS PER SHARE

Reconciliation of the numerators and the denominators of the basic and diluted per share computations for net income available to common stockholders are as follows:

	2012	2011
	(In Thousands, Except Per Share Data)
Basic earnings per share computation:
Net income	$2,044	$910
Preferred stock net accretion	(12)	(135)
Cumulative preferred stock dividends	(134)	(225)
Net income available to common shareholders	$1,898	$550

Weighted average shares outstanding, basic	867,087	864,986

Basic earnings per share	$2.19	$0.64

Diluted earnings per share computation:
Net income	$2,044	$910
Preferred stock net accretion	(12)	(135)
Cumulative preferred stock dividends	(134)	(225)
Net income available to common shareholders	$1,898	$550

Weighted average shares outstanding, before dilution	867,087	864,986
Dilutive potential shares	5,119	4,550
Weighted average shares outstanding, assuming dilution	872,206	869,536

Diluted earnings per share	$2.18	$0.63

NOTE 20 - PREFERRED STOCK

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

The allocation of the proceeds was as follows:

(In Thousands)
Series A Preferred Stock	$3,770
Series B Preferred Stock	230
Proceeds received from the Treasury Department	$4,000

The Series A Preferred Stock was being accreted over a five-year period so that, at the end of five years, the balance in Series A Preferred Stock would equal $4,000,000.  During the year ended December 31, 2011, in conjunction with the Company’s redemption of the Series A Preferred Stock the remaining accretion was recorded to increase the balance to $4,000,000, the redemption amount.  The aggregate accretion from retained earnings was $150,000 in 2011.

The Series B Preferred Stock was being amortized over a five-year period so that, at the end of five years, the balance in Series B Preferred Stock would equal $200,000.  During the year ended December 31, 2011, in conjunction with the Company’s redemption of the Series B Preferred Stock the remaining amortization was recorded to decrease the balance to $200,000, the redemption amount.  The aggregate amortization to retained earnings was $20,000 in 2011.

On August 11, 2011, as part of the United States Department of the Treasury (the “Treasury”) Small Business Lending Fund program (the “SBLF”), the Company entered into a Small Business Lending Fund – Securities Purchase Agreement (the “Purchase Agreement”) with the Secretary of the Treasury (the “Secretary”), pursuant to which the Company agreed to issue and sell, and the Secretary agreed to purchase, 9,000 shares of the Company’s Senior Non-cumulative Perpetual Preferred Stock, Series C, having a liquidation preference of $1,000 per share (the “SBLF Preferred Stock”), for a purchase price of $9,000,000.  The SBLF Preferred Stock was issued pursuant to the SBLF program, a $30 billion fund established under the Small Business Jobs Act of 2010 that was created to encourage lending to small business by providing capital to qualified community banks with assets of less than $10 billion.

The transaction described above closed on August 11, 2011.  The SBLF Preferred Stock has no maturity date and ranks senior to the Company’s common stock with respect to the payment of dividends and distributions and amounts payable upon liquidation, dissolution and winding up of the Company.

The SBLF Preferred Stock qualifies as Tier 1 capital and will pay non-cumulative dividends quarterly on each January 1, April 1, July 1 and October 1, beginning October 1, 2011.  The dividend rate can fluctuate on a quarterly basis during the first 10 quarters during which the SBLF Preferred Stock is outstanding, based upon changes in the level of “Qualified Small Business Lending” or “QSBL” (as defined in the Purchase Agreement).  Based upon the increase in the Bank’s level of QSBL over the baseline level calculated under the terms of the Purchase Agreement, at December 31, 2012, the dividend rate payable by the Company on the Series C Preferred Stock is 1.00%.  For the second through ninth calendar quarters, the dividend rate may be adjusted between one percent (1%) and five percent (5%) per annum to reflect the amount of change in the Bank’s level of QSBL.  If the level of the Bank’s qualified small business loans declines so that the percentage increase in QSBL as compared to the baseline level is less than 10%, then the dividend rate payable on the SBLF Preferred Stock would increase.  For the tenth calendar quarter through four-and-one-half years after issuance, the dividend rate will be fixed at between one percent (1%) and seven percent (7%) based upon the increase in QSBL as compared to the baseline.  After four-and-one-half years from issuance, the dividend rate will increase to 9% (including a quarterly lending incentive fee of 0.5%).

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

Pursuant to the Purchase agreement, approximately $4,252,000 of the proceeds from the sale of the SBLF Preferred Stock was used to redeem the 4,000 shares of the Company’s Fixed Rate Cumulative Perpetual Preferred Stock, Series A, and 200 shares of the Company’s Fixed Rate Cumulative Perpetual Preferred Stock, Series B (collectively, the “CPP Preferred Stock”), issued in March 2009 to the Treasury under the Capital Purchase Program (“CPP”), plus the accrued and unpaid dividends owed on the CPP Preferred Stock through the date of closing of the sale of the SBLF Preferred Stock to the Secretary.

NOTE 21 – LEGAL CONTINGENCIES

Various legal claims also arise from time to time in the normal course of business which, in the opinion of management, will have no material effect on the Company’s consolidated financial statements.

NOTE 22 - RECLASSIFICATION

Certain amounts in the prior year have been reclassified to be consistent with the current year's statement presentation.

Shareholder Data

The bid price of the stock of the Bank’s parent company, SBT Bancorp, Inc. is currently quoted on the OTC Bulletin Board (symbol:  “SBTB”).  At December 31, 2012, there were 888,724 shares of the Company's common stock issued, of which 888,310 shares were outstanding.  As of March 30, 2013, the Company had approximately 1,100 shareholders of record.  There is a limited market for the Company’s common stock.  The following table sets forth the high and low price for the periods indicated.

	Year Ended		Year Ended
	December 31, 2012		December 31, 2011

	High	Low	High	Low
Fourth Quarter	$35.00	$21.00	$20.00	$17.00
Third Quarter	$23.00	$20.65	$21.00	$19.10
Second Quarter	$26.00	$19.50	$23.00	$19.50
First Quarter	$20.00	$16.05	$21.50	$18.75

The above over-the-counter market quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission, and may not reflect actual transactions.

Dividends

The Company’s shareholders are entitled to dividends when and if declared by the Board of Directors out of funds legally available therefore.  Connecticut law prohibits the Company from paying cash dividends except from its net profits, which are defined by State statues.

On August 11, 2011, the Company issued 9,000 shares of Senior Non-Cumulative Perpetual Preferred Stock, Series C (the “SBLF Preferred Stock”), to the U.S, Treasury.  The SBLF Preferred Stock has no maturity date and ranks senior to the Company’s common stock with respect to the payment of dividends and distributions and amounts payable upon liquidation, dissolution and winding up of the Company.

The SBLF Preferred Stock qualifies as Tier 1 capital and will pay non-cumulative dividends quarterly on each January 1, April 1, July 1 and October 1, beginning October 1, 2011.  The dividend rate can fluctuate on a quarterly basis during the first 10 quarters during which the SBLF Preferred Stock is outstanding, based upon changes in the level of “Qualified Small Business Lending” or “QSBL” (as defined in the purchase agreement) by the Bank.  Based upon the increase in the Bank’s level of QSBL over the baseline level calculated under the terms of the Purchase Agreement, the dividend rate for the initial dividend period has been set at 3.0671111%.  For the second through ninth calendar quarters, the dividends rate may be adjusted between one percent (1%) and five percent (5%) per annum to reflect the amount of change in the Bank’s level of QSBL.  As a result of increases in the Bank’s level of QSBL, the Company’s current dividend rate is 1%.  If the level of the Bank’s qualified small business loans declines so that the percentage increase in QSBL as compared to the baseline level is less than 10%, then the dividend rate payable on the SBLF Preferred Stock would increase.  For the tenth calendar quarter through the four and one half years after issuance, the dividend rate will be fixed at between one percent (1%) and seven percent (7%) based upon the increase in QSBL as compared to the baseline.  After four and one half years from issuance, the dividend rate will increase to 9% (including a quarterly lending incentive fee of 0.5%).

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

In 2012, the Company declared and paid cash dividends on common stock of $104,000 on each of March 15, 2012, June 15, 2012 and September 17, 2012, respectively.  The Company also declared and paid cash dividends on common stock of $122,000 on December 17, 2012.  In accordance with the terms and conditions of the SBLF Preferred Stock, the Company declared and paid cash dividends on the SBLF Preferred Stock of $62,000 on March 30, 2012, $27,000 on June 30, 2012 and $23,000 on each of September 30, 2012 and December 30, 2012, respectively.

In 2011, the Company declared and paid cash dividends on common stock of $103,797 on each of March 22, 2011 and June 13, 2011, respectively.  The Company also declared and paid cash dividends on common stock of $105,000 on September 14, 2011 and $105,000 on December 14, 2011.  In addition, the Company declared and paid cash dividends of $54,500 on each of February 16, 2011 and May 12, 2011, respectively, on 4,000 shares of Fixed Rate Cumulative Perpetual Preferred Stock, Series A, and 200 shares of Fixed Rate Cumulative Perpetual Preferred Stock, Series B (collectively, the “CPP Preferred Stock”), that was issued to the U.S. Treasury under the Troubled Asset Relief Program (“TARP”) Capital Purchase Program. In connection with the redemption of the CPP Preferred Stock with proceeds from the issuance of the SBLF Preferred Stock, the Company declared and paid accrued and unpaid cash dividends of $52,078 on the CPP Preferred Stock on August 11, 2011. In accordance with the terms and conditions of the SBLF Preferred Stock, the Company declared and paid cash dividends on the SBLF Preferred Stock of $38,000 and $53,000 on September 30, 2011 and December 30, 2011, respectively.

The Company did not repurchase any shares of its common stock during 2012.  The Company’s common stock is the only class of equity securities that is registered by the Company pursuant to Section 12 of the Exchange Act.

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
Retired Chief Financial Officer
Savings Bank of Manchester
Audit & Compliance Committee
    Corporate Governance Committee

Michael D. Nicastro
President
Central Connecticut and Greater Bristol
Chambers of Commerce
Audit & Compliance Committee
    Loan Committee

George B. Odlum, Jr., DMD
Retired General Dentistry
Audit & Compliance Committee*
Executive Committee

Rodney R. Reynolds
Martin J. Geitz President and Chief Executive Officer Anthony F. Bisceglio, Ph.D. Treasurer and Chief Financial Officer Gary R. Kevorkian Secretary Susan D. Presutti Assistant Secretary

Martin J. Geitz
President and Chief Executive Officer
The Simsbury Bank & Trust Company, Inc.
Executive Committee
Loan Committee

Gary R. Kevorkian
Attorney at Law
Compensation & Human Resources Committee*
    Executive Committee
Loan Committee

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

All SBT Bancorp, Inc. Directors

Directors Emeriti

Richard C. Anthony
Consultant

Jackson F. Eno
Senior Financial Advisor & PIA
   Program Portfolio Manager
Merrill Lynch, Pierce, Fenner & Smith, Inc.

Jane F. von Holzhausen
Sales Manager
Avon Office
Coldwell Banker Residential Brokerage

Evan W. Woollacott
Retired Vice Chairman and Commissioner
Connecticut Department of Public
Utility Control

Lincoln S. Young
Retired Chief Executive Officer
Turbine Engine Services Corp.

Executive Officers

Martin J. Geitz
President and Chief Executive Officer

Anthony F. Bisceglio, Ph.D.
Executive Vice President, Treasurer &
Chief Financial Officer

Gary W. Burdick
Senior Vice President & Chief
Commercial Banking Officer

Michael T. Sheahan
Senior Vice President & Chief Mortgage
& Consumer Lending Officer

Howard R. Zern
Executive Vice President & Chief
Retail Banking, Technology
Operations Officer

Gary R. Kevorkian
Secretary

Senior Vice Presidents
Michael L. Alberts
Terry L. Boulton

Vice Presidents
Ammar Amirouche
Brian D. Belyea
Joan A. Beresford
Charlene M. Faselle
Robert A. Francolini
Laurie E. Krause
Stephen J. LaFlamme
Thomas J. Mango
Jocelyn A. Mitchell
Matthew B. Morrell
Kenneth S. Sklodosky
Stephen R. Vaughan
Barbara J. Wallace

Assistant Vice Presidents
Robin J. DiNicola
Craig S. Porter
Susan D. Presutti, Assistant Secretary
Peter G. Sepelak, Jr.
Sophie S. Stevens

Assistant Treasurers
Margot M. Byrne
Lori L. Ethier
Barbara J. Hanifin
Lisa A. Morgan
Romualdo A. Polce

Maribel Amaro
Deborah L. Barber
Kevin Belmonte
Mary Lou Bidwell
Teresa A. Blesso
Kathleen Bonzani
Katherine P. Cain
Carol D. Clifford
Terrence J. Connors
Catherine A. Cook
Chiara DiFronzo
Jenalee M. Fonseca
Theresa H. Fortier
Shirley T. Gentry
Jose A. Gonzalez
Judy Gordon
Veronica A. Grados
Cheryl P. Guillot
Deanna Halstead-Francis
Cheryl S. Higgins
Leslie S. Kane
Susan LeBel
Jaclyn Levesque
Richard C. Liljedahl
Bethany M. Marks
Cindy Matthews
Kelly A. Meuser
Christine L. Miller
Jordan Moore
Jonathan S. Pizzo
Susan S. Pohlod
Patricia A. Pschirer
Dennis J. Rainville
Cindy L.C. Ramkissoon
Michelle Raymond
Petrina C. Reid
Margaret E. Rose
Jacob B. Rosenstein
Megan B. Shufelt
Sheri L. Sireci
Joyce E. Slate
Irene M. Smith
Sonya G. Smith
Jean M. Spalla
Melanie S. Switzer
Maria Theodoratos
Marleen A. Townsend
Margaret Washer
Shannon D. White

Corporate Information

SBT Bancorp, Inc.
760 Hopmeadow Street
P.O. Box 248
Simsbury, Connecticut 06070-0248
(860) 408-5493
Fax:  (860) 408-4679
simsburybank.com

Notice of Shareholders' Meeting

The Annual Meeting of Shareholders of SBT Bancorp, Inc., the holding company for The Simsbury Bank & Trust Company, Inc., will be held at 5:00 p.m. on Tuesday, May 14, 2013 at 981 Hopmeadow Street, Simsbury, Connecticut.

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