Form 10-K, Exhibit 13
period 2013-12-31
SBT Bancorp, Inc.
filed 2014-03-28
CIK 1354174

Exhibit 13

Selected Financial and Other Data
(dollars in thousands, except where per share data)

Balance Sheet Data:	At 12/31/13	At 12/31/12	At 12/31/11
Total Assets	$421,848	$375,019	$377,039
Loans, net	276,875	233,290	214,083
Investment securities	89,645	92,409	57,519
Federal fund sold, money market mutual
funds and other interest-bearing deposits	25,235	21,728	72,663
Deposits	358,504	340,409	344,777
Stockholders' equity	27,396	29,437	27,443

	For the Year	For the Year	For the Year
	Ended 12/31/13	Ended 12/31/12	Ended 12/31/11
Statement of Income Data:
Total interest and dividend income	12,004	11,567	11,710
Total interest expense	917	1,041	1,517
Net interest and dividend income	11,087	10,526	10,193
Provision for loan losses	345	320	495
Net interest and dividend income after
provision for loan losses	10,742	10,206	9,698
Mortgage banking activities	1,390	2,266	428
Noninterest income	3,126	4,053	2,382
Noninterest expense	12,599	11,508	10,754
Income tax expense	134	707	416
Net income	$1,135	$2,044	$910

Earnings per common share	$1.18	$2.19	$0.64
Earnings per common share, assuming dilution	$1.17	$2.18	$0.63

Other Data:
Net interest spread	3.03%	3.09%	3.13%
Net interest margin	3.13%	3.18%	3.27%
Return on average assets	0.30%	0.57%	0.27%
Return on average stockholders' equity	7.78%	8.39%	3.78%
Dividend payout ratio	44.72%	27.89%	74.90%
Average stockholders' equity to
average assets	7.65%	6.84%	7.22%

Management's Discussion and Analysis of
Financial Condition and Results of Operations

Forward-Looking Statements

Certain statements contained in this Annual Report that are not historical facts may constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and are intended to be covered by the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.  These statements, which are based on certain assumptions and describe the Company’s future plans, strategies and expectations, can generally be identified by the use of words such as “may,” “will,” “should,” “could,” “would,” “plan,” “believe,” “expect,” “anticipate,” “intend,” “estimate” or words of similar meaning.  These forward-looking statements include statements relating to the Company’s anticipated future financial performance, projected growth, and management’s long-term performance goals, as well as statements relating to the anticipated effects on results of operations and financial condition from developments or events, the Company’s business and growth strategies.

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

●	a general decline in the real estate and lending markets may negatively affect the Company’s financial results;

●	inaccuracies in management’s assumptions used in calculating the appropriate amount to be placed into the Company’s allowance for loan and lease losses;

●	restrictions or conditions imposed by regulators on the Company’s operations may make it more difficult for the Company to achieve its goals;

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

●
war or terrorist activities may cause deterioration in the economy or cause instability in credit markets; and economic, governmental or other factors may prevent the projected population and residential and commercial growth in the markets in which the Company operates.

Forward-looking statements speak only as of the date on which they are made.  The Company does not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statements are made.

General

This discussion is designed to assist you in better understanding the Company’s financial condition, results of operations, liquidity and capital resources, and any significant changes and trends related thereto.  This discussion should be read in conjunction with our financial statements.

SBT Bancorp, Inc. (the “Company,” “we,” “our,” or “us”) is the holding company for The Simsbury Bank & Trust Company, Inc. (the “Bank”).  The Company was incorporated in the State of Connecticut on February 17, 2006.  The Company became the Bank’s sole shareholder pursuant to a reorganization that occurred on March 2, 2006.  The Company’s only business is its investment in the Bank, which is a community-oriented financial institution providing a variety of banking and investment services.

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

The Bank offers a full range of commercial banking services to residents and businesses in its primary and secondary markets through a wide variety of mortgage programs, home equity lines and loans, FDIC-insured checking and savings accounts, and IRA and 401(k) rollovers, as well as safe deposit and other customary non-deposit banking services.  As of December 31, 2013, approximately 74% of the Bank's loans are secured by residential property located in Connecticut.

The Bank has two ATMs at its main office and one ATM at each of its other branch/business office locations.  The ATMs generate activity fees based upon utilization by other banks' customers.  The Bank offers investment products to customers through SBT Investment Services, Inc., a wholly-owned subsidiary of the Bank, and through its affiliation with the securities broker/dealer, LPL Financial Services Corporation.

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

For the year ended December 31, 2013, the Company’s net income totaled $1,135,000 compared to $2,044,000 for the year ended December 31, 2012, a decrease of $ 909,000 or 44%.  Net income available to common stockholders after preferred stock dividends and amortization was $ 1,029,000 or $1.17 per diluted share for the year ended December 31, 2013, compared to $1,898,000 or $2.18 per diluted share for the year ended December 31, 2012, a 46% decrease in diluted earnings per share. The decrease in net earnings was primarily due to the reduction in mortgage banking activities as the increase in longer-term interest rates negatively impacted residential mortgage refinancing activity. Total assets as of December 31, 2013 were $422 million, compared to $375 million as of December 31, 2012.

Total revenues, consisting of net interest and dividend income plus noninterest income, were $14.2 million for 2013 compared to $14.6 million for 2012, a decrease of $0.4 million or 3%.  Net interest and dividend income increased in 2013 by $561 thousand or 5% while noninterest income decreased by $0.9 million or 23% primarily due to a decrease in gain on loans sold.

The net interest margin decreased 5 basis points to 3.13% in 2013 from 3.18% in 2012. The yield on interest earning assets decreased 9 basis points to 3.39% while cost of funds decreased 6 basis points to 0.34% in 2013. The Bank experienced a greater decline in yield on assets as compared to the decline in cost of funds.

Total non-interest expenses for 2013 were $12.6 million, an increase of $1.1 million or 9.5% over 2012.  The increase in expenses was primarily attributable to expenses associated with growing the Bank’s revenues.  Salaries and employee benefit expenses and advertising and promotions fees increased by a total of $710 thousand during 2013 compared to 2012. Occupancy expense increased by $126 thousand in 2013 or 12% compared to 2012 due to the re-location of the Bank’s administrative offices to a larger building. Professional fees and FDIC insurance assessment decreased by a total of $22 thousand in 2013 compared to 2012.  All other operating expenses were up by $277 thousand in 2013 compared to 2012. The provision for loan losses was $345 thousand in 2013 compared to $320 thousand in 2012, an increase of $25 thousand or 8%.

On December 31, 2013, outstanding loans were $280 million, an increase of $43.8 million or 19% over a year ago. The allowance for loan losses was $2.8 million or 1.0% of total loans at December 31, 2013 compared to $2.6 million or 1.0% of total loans at December 31, 2012.    The profile of the Company’s loan portfolio remained relatively low-risk throughout 2013.  At December 31, 2013, 66% of total loans were conventionally underwritten residential mortgages and consumer home equity lines and loans.  Commercial loans represent 27% of the Company’s total loans.  Other consumer loans comprise 3.8% of total loans.  The Company’s exposure to commercial real estate concentrations is relatively low.  Total exposure to builder and land development loans and non-owner occupied commercial real estate was $20.6 million at December 31, 2013, which represented 7% of total loans and 75% of total stockholders’ equity. The Company had non-accrual loans totaling $2.8 million equal to 1.01% of total loans at December 31, 2013 compared to non-accrual loans of $1.2 million or 0.53% of total loans at December 31, 2012.  Total non-accrual loans and loans 30 or more days past due and still accruing increased to 1.36% of outstanding loans at December 31, 2013 from 0.76% of outstanding loans at December 31, 2012.

Total deposits at December 31, 2013 were $359 million, compared to $340 million at December 31, 2012. From December 31, 2012 to December 31, 2013, demand deposits increased $23.3 million or 25.2%, savings and NOW deposits decreased $1.8 million or 1% and time deposits decreased $3.5 million or 4.8%.  At December 31, 2013, 32% of total deposits were in non-interest bearing demand accounts, 48% were in low-cost savings and NOW accounts and 20% were in time deposits.

Capital levels for the Simsbury Bank & Trust Company on December 31, 2013 were above those required to meet the regulatory “well-capitalized” designation.

Results of Operations for the Years Ended December 31, 2013, 2012 and 2011

Net Interest Income and Net Interest Margin

The Bank’s earnings depend largely upon the difference between the income received from its loan portfolio and investment securities and the interest paid on its liabilities, mainly interest paid on deposits.  This difference is “net interest income.”  The net interest income, when expressed as a percentage of average total interest-earning assets, is referred to as the net interest margin.  The Bank’s net interest income is affected by the change in the level and the mix of interest-earning assets and interest-bearing liabilities, referred to as volume changes.  The Bank’s net interest margin is also affected by changes in yields earned on assets and rates paid on liabilities, referred to as rate changes.  Interest rates charged on the Bank’s loans are affected principally by the demand for such loans, the supply of money available for lending purposes, and competitive factors.  These factors are in turn affected by general economic conditions and other factors beyond the Bank’s control, such as federal economic policies, the general supply of money in the economy, legislative tax policies, governmental budgetary matters, and the actions of the Federal Reserve.

Net interest and dividend income, before provision for loan losses, totaled $11,087,000 in 2013, which was an increase of $561,000, or 5.3%, from 2012.  Average earning assets grew to $361 million at December 31, 2013 from $337 million at December 31, 2012 primarily due to an increase in mortgage-backed securities and an increase in total loans.  The Bank’s net interest spread and net interest margin decreased to 2.93% and 3.03%, respectively, during 2013 as compared to 3.11% and 3.20%, respectively, during 2012.

The following tables present the average amounts outstanding for the major categories of the Bank’s interest-earning assets and interest-bearing liabilities and the average interest rates earned or paid thereon for the years ended December 31, 2013, 2012 and 2011.

NET INTEREST INCOME
(Dollars in thousands)

	For the Year Ended 12/31/13
		(1)
	Average Balance	Interest	Yield
Federal funds sold & overnight deposits	$12,738	$35	0.27%

Investments (1)	105,771	2,362	2.23%

Mortgage loans	127,805	4,723	3.70%
Commercial loans	71,680	3,159	4.41%
Consumer loans	56,332	1,971	3.50%
Total loans	255,817	9,853	3.85%

Total interest bearing deposits	$374,326	$12,250	3.27%

NOW deposits	35,529	28	0.08%
Savings deposits	147,657	253	0.17%
Certificates of deposit	72,344	613	0.85%
Total Deposits	255,530	894	0.35%

Securities sold under agreements to
repurchase	3,265	4	0.12%
FHLB Borrowings	9,575	19	0.20%

Total interest-bearing liabilities	$268,370	$917	0.34%

Net interest income		$11,333
Net interest spread			2.93%
Net interest margin			3.03%

NET INTEREST INCOME
(Dollars in thousands)

	For the Year Ended 12/31/12
		(1)
	Average Balance	Interest	Yield
Federal funds sold & overnight deposits	$37,494	$99	0.26%

Investments (1)	81,407	2,064	2.53%

Mortgage loans	104,071	4,536	4.36%
Commercial loans	57,089	2,930	5.13%
Consumer loans	56,992	2,190	3.84%
Total loans	218,152	9,656	4.43%

Total interest-earning assets	$337,053	11,819	3.51%

NOW deposits
Savings deposits	44,630	39	0.09%
Certificates of deposit	135,130	214	0.16%
Total interest-bearing deposits	75,430	784	1.04%
	255,190	1,037	0.41%

Securities sold under agreements to
repurchase	3,317	4	0.12%
Federal Home Loan Bank advances	-	-	-

Total interest-bearing liabilities	$258,507	$1,041	0.40%

Net interest income		$10,708
Net interest spread			3.11%
Net interest margin			3.20%

	For the Year Ended 12/31/11
		(1)
	Average Balance	Interest	Yield
Federal funds sold & overnight deposits	$46,980	$110	0.23%

Investments (1)	62,979	1,857	2.95%

Mortgage loans	98,328	4,731	4.81%
Commercial loans	52,735	2,904	5.51%
Consumer loans	55,888	2,339	4.19%
Total loans	206,951	9,974	4.82%

Total interest-earning assets	$316,910	$11,941	3.77%

NOW deposits	39,415	34	0.09%
Savings deposits	126,065	481	0.38%
Certificates of deposit	76,339	974	1.28%
Total interest-bearing deposits	241,819	1,489	0.62%

Securities sold under agreements to
repurchase	3,314	28	0.84%
Federal Home Loan Bank advances	-	-	-

Total interest-bearing liabilities	$245,133	$1,517	0.62%

Net interest income		$10,424
Net interest spread			3.15%
Net interest margin			3.29%

(1)	On a fully taxable equivalent basis based on a tax rate of 34%. Interest income on investments includes a fully taxable equivalent adjustment of $246,000 in 2013, $252,000 in 2012 and $231,000 in 2011.

The following tables set forth the effects of changing rates and volumes on our net interest income.  The rate column shows the effects attributable to changes in rate (changes in rate multiplied by prior volume).  The volume column shows the effects attributable to changes in volume (changes in volume multiplied by prior rate).  The net column represents the sum of the rate column and the volume column.  For purposes of this table, changes attributable to changes in both rate and volume that cannot be segregated have been allocated proportionally based on the changes due to rate and the changes due to volume.

	Year Ended December 31, 2013			Year Ended December 31, 2012
	compared to			compared to
	Year Ended December 31, 2012			Year Ended December 31, 2011
	Increase (Decrease)			Increase (Decrease)
	Due to			Due to
	Volume	Rate	Net	Volume	Rate	Net

Interest and dividend income:
Federal funds sold and overnight
deposits	$(70)	$6	$(64)	$(30)	$19	$(11)
Investments	423	(125)	298	431	(224)	207
Loans	893	(696)	197	514	(832)	(318)
Total interest-earning assets	$1,246	$(815)	$431	$915	$(1,037)	$(122)

Interest expense:
NOW deposits	$(7)	$(4)	$(11)	$5	$-	$5
Savings deposits	22	17	39	37	(304)	(267)
Time deposits	(31)	(140)	(171)	(11)	(179)	(190)
Total interest-bearing deposits	(16)	(127)	(143)	31	(483)	(452)

Securities sold under agreements to
repurchase	-	-	-	(2)	(22)	(24)
FHLB advances	19	-	19	-	-	-
Total interest-bearing liabilities	3	(127)	(124)	29	(505)	(476)

Net change in interest income	$1,243	$(688)	$555	$886	$(532)	$354

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

Each month, the Bank reviews the allowance for loan losses and makes additional provisions to the allowance, as needed.  For the year ended December 31, 2013, the allowance increased $198,000, net of charge-offs and recoveries.  The total allowance for loan losses at December 31, 2013 was $2,792,000 or 1.0% of outstanding loans.  This compares with a total allowance for loan losses of $2,594,000 at December 31, 2012, which represented 1.10% of outstanding loans.  During 2013, the Bank charged off eleven loans for a total of $154,000 compared to twelve loans for a total of $210,000 during 2012.  The Bank recovered six loans for $7,000 in 2013 compared to eight loans for $15,000 in 2012.  Management believes the allowance for loan losses is adequate.

Noninterest Income and Noninterest Expense

The following tables set forth the various components of the Bank’s noninterest income and noninterest expense for the years ended December 31, 2013, 2012 and 2011.

	NONINTEREST INCOME
	(Dollars in thousands)

	For Year		For Year		For Year
	Ended	% of	Ended	% of	Ended	% of
	12/31/2013	Income	12/31/2012	Income	12/31/2011	Income

Service charges on deposit accounts	$488	15.6%	$495	12.2%	$511	21.5%
Safe deposit fees	91	2.9%	82	2.0%	90	3.8%
Writedown of securities	(17)	-0.5%	(12)	-0.3%	-	-
Gain on sales of investments	126	4.0%	125	3.1%	445	18.7%
Mortgage banking activities	1,390	44.5%	2,266	56.0%	428	18.0%
Investment services fees and commissions	231	7.4%	171	4.2%	178	7.5%
Other income	817	26.1%	926	22.8%	730	30.5%
Total noninterest income	$3,126	100.0%	$4,053	100.0%	$2,382	100.0%

	NONINTEREST EXPENSE
	(Dollars in thousands)

	For Year		For Year		For Year
	Ended	% of	Ended	% of	Ended	% of
	12/31/2013	Income	12/31/2012	Income	12/31/2011	Income

Salaries and employee benefits	$6,880	54.6%	$6,271	54.5%	$5,623	52.3%
Occupancy expense	1,185	9.4%	1,059	9.2%	1,098	10.2%
Equipment expense	290	2.4%	275	2.4%	255	2.4%
Professional fees	543	4.3%	577	5.0%	753	7.0%
Advertising and promotions	756	6.0%	655	5.7%	490	4.6%
Forms and supplies	144	1.1%	173	1.5%	187	1.7%
Insurance	280	2.2%	256	2.2%	434	4.0%
Loan expenses	138	1.1%	45	0.4%	65	0.6%
Postage	86	0.7%	93	0.8%	82	0.8%
Other expenses	2,297	18.2%	2,104	18.3%	1,768	16.4%
Total noninterest expense	$12,599	100.0%	$11,508	100.0%	$10,755	100.0%

Noninterest income for the year ended December 31, 2013 decreased by approximately $927,000 to $3,126,000 from $4,053,000 for the year ended December 31, 2012.  This decrease was due primarily to a decrease of approximately $876,000 in mortgage banking activities.  For the year ended December 31, 2012, noninterest income increased by approximately $1,671,000 to $4,053,000 from $2,382,000 for the year ended December 31, 2011.  This increase was due primarily to an increase of approximately $1,838,000 in mortgage banking activities, which more than offset a $320,000 decrease in gain on sales of available-for-sale securities.

At December 31, 2013, the Bank had 21,123 deposit accounts, a decrease of 500 accounts or 2.3% from the number of accounts at December 31, 2012 and a slight increase of 117 accounts over the number of accounts at December 31, 2011.  SBT Investment Services, Inc.’s revenues increased by approximately $60,000 in 2013 compared to 2012.

Noninterest expense for the year ended December 31, 2013 was approximately $12,599,000, an increase of approximately $1,091,000 or 9.5% over 2012.  The increase in 2013 was primarily related to an increase of approximately $609,000 in salaries and employee benefits, an increase of $126,000 in occupancy expense and a net increase of approximately $356,000 in all other expenses.

Salaries and employee benefits comprised 54.6% of total noninterest expense during 2013, as compared to 54.6% in 2012.  Occupancy expense and equipment expense, at approximately 9.4% in 2013 and 9.2% in 2012, respectively, continued to be the other major category of noninterest expense.

Financial Condition at Years Ended December 31, 2013, 2012 and 2011

The following tables set forth the average balances of each principal category of our assets, liabilities, and capital accounts for the years ended December 31, 2013, 2012 and 2011.

Distribution of Assets, Liabilities and Stockholders' Equity
(In Thousands)

	For the Year Ended		For the Year Ended		For the Year Ended
	12/31/2013		12/31/2012		12/31/2011
	Average	% of	Average	% of	Average	% of
ASSETS	Balance	Total Assets	Balance	Total Assets	Balance	Total Assets
Cash and due from banks	$8,489	2.2%	$10,240	2.9%	$9,525	2.8%
Investment securities	105,771	26.8%	83,033	23.3%	63,737	19.1%
Fed funds sold and overnight deposits	12,738	3.2%	36,010	10.1%	45,579	13.7%
Loans, net	253,151	64.2%	215,680	60.5%	204,582	61.4%
Premises and equipment	1,073	0.3%	864	0.2%	611	0.2%
Accrued interest and other assets	13,097	3.3%	10,650	3.0%	9,203	2.8%
Total assets	$394,319	100.0%	$356,477	100.0%	$333,237	100.0%

LIABILITIES AND STOCKHOLDERS' EQUITY
Deposits:
Demand and NOW deposits	$131,494	33.3%	$117,094	32.8%	$102,442	30.7%
Savings deposits	147,657	37.5%	135,130	37.9%	126,065	37.8%
Time deposits	72,344	18.3%	75,430	21.2%	76,339	22.9%
Total deposits	351,495	89.1%	327,654	91.9%	304,846	91.4%

Federal Home Loan Bank advances	9,575	2.4%	-	-	-	-
Accrued interest and other liabilities	5,368	1.4%	4,452	1.3%	4,320	1.3%
Total liabilities	366,438	92.9%	332,106	93.2%	309,166	92.7%

Stockholders' equity:
Common stock	9,918	2.5%	9,697	2.7%	3,515	1.1%
Preferred stock	8,970	2.3%	8,933	2.5%	9,268	2.8%
Retained Earnings and accumulated other comprehensive (loss) income	8,993	2.3%	5,741	1.6%	11,288	3.4%
Total stockholders' equity	27,881	7.1%	24,371	6.8%	24,071	7.3%

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$394,319	100.0%	$356,477	100.0%	$333,237	100.0%

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

Securities may be pledged to meet security requirements imposed as a condition for receipt of deposits of public funds and repurchase agreements.  At December 31, 2013, the Bank had 37 securities with a carrying value totaling $15,418,000 pledged for such purposes.

As of December 31, 2013, the Bank’s investment portfolio consisted of U.S. government and agency securities, mortgage-backed securities, municipal securities and money market mutual funds.  The Bank’s policy is to stagger the maturities of its investments to meet overall liquidity requirements of the Bank.

The following table summarizes the amounts and distribution of the Bank’s investment securities held as of December 31, 2013, 2012 and 2011.

	INVESTMENT PORTFOLIO
	(Dollars in thousands)

	December 31, 2013
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value	Yield

AVAILABLE-FOR-SALE SECURITIES
U.S. Government and Agency securities
Due after one to five years	$13,061	$-	$245	$12,816	1.08%
Due after five to ten years	5,706	-	275	5,431	1.46
Total U.S. Government and agency securities	18,767	-	520	18,247	1.20
State and municipal securities
Due after one to five years	301	2		303	3.00
Due after five to ten years	3,412	86	98	3,400	3.08
Due after ten to fifteen years	10,067	303	100	10,270	3.47
Due beyond fifteen years	-	-	-	-	0.00
Total state and municipal securities	13,780	391	198	13,973	3.36
Corporate debt securities
Due after one to five years	-	-	-	-	-
Total corporate debt securities	-	-	-	-	-
Mortgage-backed securities
Due within one year	9	-	-	9	3.98
Due after one to five years	761	14	-	775	2.60
Due after five to ten years	2,660	49	11	2,698	2.39
Due after ten to fifteen years	32,886	31	1,281	31,636	1.85
Due beyond fifteen years	20,483	32	1,065	19,450	2.44
Total mortgage-backed securities	56,799	126	2,357	54,568	2.10
SBA loan pools
Due after one to five years	611	50	-	661	4.60
Due after ten to fifteen years	-	-	-	-	5.04
Total SBA loan pools	611	50	-	661	4.99
Preferred stocks	-	-	-	-	-
Total available-for-sale securities	$89,957	$567	$3,075	$87,449	2.25%

	INVESTMENT PORTFOLIO
	(Dollars in thousands)

	December 31, 2012
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value	Yield

AVAILABLE-FOR-SALE SECURITIES
U.S. Government and agency securities
Due after one to five years	$18,758	$67	$-	$18,825	1.06%
Due after five to ten years	12,002	19	11	12,010	1.39
Total U.S. Government and agency securities	30,760	86	11	30,835	1.19
State and municipal securities
Due within one year	825	5		830	4.59
Due after five to ten years	2,622	192	-	2,814	3.74
Due after ten to fifteen years	8,566	563	3	9,126	3.36
Due beyond fifteen years	1,585	196	-	1,781	4.02
Total state and municipal securities	13,598	956	3	14,551	3.59
Corporate debt securities
Due after one to five years	2,006	52	5	2,053	2.34
Total corporate debt securities	2,006	52	5	2,053	2.34
Mortgage-backed securities
Due within one year	52	2	-	54	3.25
Due after one to five years	78	1	-	79	4.06
Due after five to ten years	5,294	118	3	5,409	2.25
Due after ten to fifteen years	18,305	308	6	18,607	1.90
Due beyond fifteen years	19,008	172	72	19,108	2.10
Total mortgage-backed securities	42,737	601	81	43,257	2.04
SBA loan pools
Due after one to five years	115	1	-	116	4.60
Due after ten to fifteen years	895	113	-	1,008	5.04
Total SBA loan pools	1,010	114	-	1,124	4.99

Preferred stocks	-	-	-	-	-
Total available-for-sale securities	$90,111	$1,809	$100	$91,820	2.25%

	INVESTMENT PORTFOLIO
	(Dollars in thousands)

	December 31, 2011
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value	Yield

AVAILABLE-FOR-SALE SECURITIES
U.S. Government and agency securities
Due after one to five years	$500	$2	$-	$502	1.49%
Due after five to ten years	12,000	43	3	12,040	1.37
Total U.S. Government and Agency securities	12,500	45	3	12,542	1.37
State and municipal securities
Due within one year	499	5	-	504	5.10
Due after five to ten years	1,518	55	-	1,573	3.72
Due after ten to fifteen years	7,261	387	1	7,647	3.61
Due beyond fifteen years	3,638	251	-	3,889	3.69
Total state and municipal securities	12,916	698	1	13,613	3.70
Corporate debt securities
Due after one to five years	500	3	-	503	5.00
Total corporate debt securities	2,009	1	29	1,981	2.83
Mortgage-backed securities	2,509	4	29	2,484	3.26
Due within one year
Due after one to five years	2	-	-	2	5.26
Due after five to ten years	376	9	-	385	3.63
Due after ten to fifteen years	6,518	107	12	6,613	2.39
Due beyond fifteen years	11,785	162	47	11,900	2.25
Total mortgage-backed securities	7,936	138	107	7,967	3.15
SBA loan pools	26,617	416	166	26,867	2.57
Due after one to five years
Due after ten to fifteen years	130	3	-	133	4.63
Total SBA loan pools	1,101	119	-	1,220	5.09
	1,231	122	-	1,353	5.04
Preferred stocks	-	-	-	-	-
Total available-for-sale securities	$55,773	$1,285	$199	$56,859	2.61%

Loan Portfolio

General

The following tables present the Bank’s loan portfolio as of December 31, 2013, 2012, 2011, 2010 and 2009.

		LOAN PORTFOLIO
		(Dollars in Thousands)

	For the Year Ended		For the Year Ended
	12/31/2013		12/31/2012
		% of Total		% of Total
	Balance	Loans	Balance	Loans
Commerical & industrial	$18,432	6.6%	13,991	6.0%
Real estate-construction and land development	7,773	2.8%	2,982	1.3%
Real estate - residential	137,539	49.5%	118,316	50.3%
Real estate - commercial	48,814	17.5%	41,978	17.9%
Municipal	8,488	3.0%	1,478	0.6%
Home equity	46,742	16.8%	45,245	19.2%
Consumer	10,664	3.8%	11,053	4.7%
Total Loans	$278,452	100.0%	235,043	100.0%

Allowance for loan losses	(2,792)		(2,594)
Deferred costs, net	1,215		841

Net Loans	$276,875		$233,290

		LOAN PORTFOLIO
		(Dollars in Thousands)

	For the Year Ended		For the Year Ended
	12/31/2011		12/31/2010
		% of Total		% of Total
	Balance	Loans	Balance	Loans
Commerical & industrial	15,145	7.0%	$13,568	6.6%
Real estate-construction and land development	1,307	0.6%	4,987	2.4%
Real estate - residential	99,691	46.1%	100,650	49.2%
Real estate - commercial	39,723	18.4%	31,294	15.3%
Municipal	1,807	0.8%	2,034	1.0%
Home equity	48,485	22.5%	47,746	23.3%
Consumer	9,913	4.6%	4,512	2.2%
Total Loans	216,071	100.0%	$204,791	100.0%

Allowance for loan losses	(2,469)		(2,326)
Deferred costs, net	482		327

Net Loans	$214,084		$202,792

	LOAN PORTFOLIO
	(Dollars in Thousands)

	For the Year Ended
	12/31/2009
		% of Total
	Balance	Loans
Commerical & industrial	12,901	6.7%
Real estate-construction and land development	6,745	3.5%
Real estate - residential	109,334	56.6%
Real estate - commercial	28,721	14.9%
Municipal	2,015	1.0%
Home equity	29,075	15.0%
Consumer	4,474	2.3%
Total Loans	193,265	100.0%

Allowance for loan losses	(2,211)
Deferred costs, net	250

Net Loans	$191,304

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

During the year ended December 31, 2013, there were 305 loans with a total principal balance of $69,220,000 that were sold, resulting in a gain of $1,058,000 for the Bank.  For the year ended December 31, 2012, there were 302 loans with a total principal balance of $60,914,000 that were sold, resulting in a gain of $2,113,000 for the Bank.  During the year ended December 31, 2011, there were 94 loans with a total principal balance of $18,123,000 that were sold, resulting in a total gain of $427,000 for the Bank.

Consumer loans are made for the purpose of financing automobiles, various types of consumer goods, and other personal purposes.  Consumer loans generally provide for the monthly payment of principal and interest.  Most of the Bank’s consumer loans are secured by the personal property purchased with the proceeds of such consumer loans.

With certain exceptions, the Bank is permitted under applicable law to make extensions of credit to any one borrowing entity and its related affiliates of up to 15% of the Bank’s capital and reserves.  An additional 10% is permitted under applicable law if the credit is fully secured by qualified collateral.  The Bank sells participations in its loans when necessary to stay within its lending limits.  As of December 31, 2013, these lending limits for the Bank were $4,488,644 and $7,481,074, respectively.

Loan Concentrations

The Bank does not have any significant concentrations in its loan portfolio by industry or group of industries.  As of December 31, 2013, approximately 74% of the Bank’s loans were secured by residential real property located in Connecticut.  As of December 31, 2012, approximately 88% of the Bank’s loans were secured by residential real property located in Connecticut.

Loan Portfolio Maturities and Interest Rate Sensitivity

The following table summarizes the maturities and interest rate sensitivity of the Bank’s loan portfolio.

As of December 31, 2013
(in thousands)

	One Year	Over One	Over
	Or Less	to Five Years	Five years	Total

Commercial and industrial	$8,579	$9,853	$-	$18,432
Real estate - construction and land development	7,773	-	-	7,773
Real estate - residential	57,632	76,458	50,191	184,281
Real estate - commercial	51,744	817	2,597	55,158
Municipal	2,144	-	-	2,144
Consumer	3,805	6,859	-	10,664
Total loans	$131,677	$93,987	$52,788	$278,452

Loans with fixed interest rates	$25,677	$76,631	$50,569	$152,877

Loans with variable interest rates	106,000	17,356	2,219	125,575
Total Loans	$131,677	$93,987	$52,788	$278,452

The following tables set forth the Bank’s loan commitments, standby letters of credit, and unadvanced portions of loans at December 31, 2013, 2012 and 2011.

LOAN COMMITMENTS AND STANDBY LETTERS OF CREDIT
(In thousands)

	12/31/13	12/31/12	12/31/11

Commitments to originate loans	$10,488	$13,459	$4,571
Standby letters of credit	857	175	293
Unadvanced portion of loans:
Construction	5,456	1,778	70
Commercial lines of credit	14,265	11,383	8,059
Consumer	677	689	674
Home equity lines of credit	40,075	32,550	28,715

Total	$71,818	$60,034	$42,382

Non-Performing Assets

Interest on performing loans is accrued and taken into income daily.  Loans over 90 days past due are deemed “non-performing” and are placed on a nonaccrual status unless the loan is well collateralized and in the process of collection.  Interest received on nonaccrual loans is credited to income only upon receipt and in certain circumstances may be applied to principal until the loan has been repaid in full, at which time the interest received is credited to income. The Bank had 15 nonaccrual loans with a balance of approximately $2,849,000 as of December 31, 2013; 11 nonaccrual loans with a balance of approximately $1,240,000 as of December 31, 2012; 19 nonaccrual loans with a balance of approximately $2,306,000 as of December 31, 2011; 19 nonaccrual loans with a balance of approximately $2,300,000 as of December 31, 2010 and 21 nonaccrual loans with a balance of approximately $3,200,000 as of December 31, 2009. Gross interest that would have been recorded if the nonaccrual loans had been current was approximately $127,000 for the year ended December 31, 2013; approximately $80,000 for the year ended December 31, 2012; approximately $137,000 for the year ended December 31, 2011; approximately $136,000 for the year ended December 31, 2010 and approximately $77,000 for the year ended December 31, 2009.

The amount of interest on nonaccrual loans included in net income was approximately $29,000 for the year ended December 31, 2013; approximately $12,000 for the year ended December 31, 2012 and approximately $29,000 for the year ended December 31, 2011; approximately $61,000 for the year ended December 31, 2010 and approximately $18,000 for the year ended December 31, 2009. As of December 31, 2013 and 2012, the Bank had $3,000 and $0, respectively of loans more than 90 days past due and still accruing interest. As of December 31, 2011, the Bank had one loan of approximately $204,000 that was more than 90 days past due and still accruing interest. As of December 31, 2010, the Bank had no loans more than 90 days past due and still accruing interest. As of December 31, 2009, the Bank had two loans with a balance of approximately $202,000 that were more than 90 days past due and still accruinginterest.

When appropriate or necessary to protect the Bank’s interests, real estate pledged as collateral on a loan may be taken by the Bank through foreclosure or a deed in lieu of foreclosure.  Real property acquired in this manner by the Bank is referred to as “other real estate owned” (“OREO”), and is carried on the books of the Bank as an asset, at the lesser of the Bank’s recorded investment or the fair value less estimated costs to sell.  As of December 31, 2013 the Bank did not have any OREO property on its books. As of December 31, 2012, there was $213,000 in OREO property held by the Bank. As of December 31, 2011, the Bank held no OREO property.  As of December 31, 2010, there was $350,000 in OREO property held by the Bank.  As of December 31, 2009, the Bank did not hold any OREO property.

A loan whose terms have been modified due to financial difficulties is reported as a troubled debt restructure (“TDR”) loan.  All TDR loans are placed on nonaccrual status until the loan qualifies for return to accrual status. Loans qualify for return to accrual status once they have demonstrated performance with the restructured terms of the loan agreement for a minimum of six months.  The Bank did not modify any loans as a TDR loan during the year ending December 31, 2013. The Bank modified one loan as a TDR during the year ended December 31, 2012 with a balance of approximately $68,000.  The Bank modified two loans as TDR during the years ended December 31, 2011 and December 31, 2010 with an aggregate balance of approximately $571,000 and $408,000, respectively.  The Bank had no TDR loans as of December 31, 2009.

The risk of nonpayment of loans is an inherent feature of the banking business.  That risk varies with the type and purpose of the loan, the collateral which is utilized to secure payment, and ultimately, the creditworthiness of the borrower.  In order to minimize this credit risk, the Bank requires that most loans be approved by at least two officers, one of whom must be an executive officer.  Commercial loans greater than $500,000, as well as other loans in certain circumstances, must be approved by the Loan Committee of the Bank’s Board of Directors.

The Bank has an internal review process to verify credit quality and risk classifications.  In addition, the Bank maintains a program of annual review of certain new and renewed loans by an outside loan review consultant.  Loans are graded from “pass” to “loss,” depending on credit quality, with “pass” representing loans that are fully satisfactory as additions to the Bank’s loan portfolio.  These are loans which involve a degree of risk that is not unwarranted given the favorable aspects of the credit and which exhibit both primary and secondary sources of repayment.  Classified loans identified in either review process are added to the Bank’s Internal Watch list and an additional allowance for loan losses is established for such loans if appropriate.  Additionally, the Bank is examined regularly by the Federal Deposit Insurance Corporation and the State of Connecticut Department of Banking at which time a further review of the loan portfolio is conducted.

The Bank had criticized and classified loans with a combined outstanding balance of $10,237,000 as of December 31, 2013; $8,979,000 as of December 31, 2012; $9,571,000 as of December 31, 2011; $6,589,000 as of December 31, 2010 and $9,382,000 as of December 31, 2009.

Allowance for Loan Losses

The Bank maintains an allowance for loan losses to provide for potential losses in the loan portfolio.  Additions to the allowance are made by charges within operating expenses in the form of a provision for loan losses.  All loans that are judged to be uncollectable are charged against the allowance while any recoveries are credited to the allowance.  Management conducts a critical evaluation of the loan portfolio monthly.  This evaluation includes an assessment of the following factors:  the results of the Bank’s internal loan review, any external loan review; any regulatory examination; loan loss experience; estimated potential loss exposure on each credit; concentrations of credit; value of collateral; any known impairment in the borrower’s ability to repay, and present and prospective economic conditions.

The following tables summarize the Bank’s loan loss experience, transactions in the allowance for loan losses, and certain prominent ratios at or for the years ended December 31, 2013, 2012, 2011, 2010 and 2009.

	At or for the	At or for the
	Year ended	Year ended
	12/31/2013	12/31/2012
	(Dollars in thousands)	(Dollars in thousands)

Balance at beginning of period	$2,594	$2,469

Charge-offs:
Real estate:
Residential	(40)	(113)
Commercial	(54)	(25)
Construction and land development	-	(49)
Commercial and industrial	(2)	-
Consumer	(58)	(23)
Total charge-offs	(154)	(210)

Recoveries:
Commercial and industrial	4	5
Construction and land development	-	1
Consumer	3	9
Total recoveries	7	15

Net loans (charged-off) recovered	(147)	(195)
Provision for loan losses	345	320
Balance at end of period	$2,792	$2,594

BALANCES
Average total loans	$255,817	$218,152
Total net loans at end of period	$276,875	$233,290

RATIOS
Allowance for loan losses to average assets	0.71%	0.73%
Allowance for loan losses to loans at end of period	1.0%	1.11%

	At or for the	At or for the
	Year ended	Year ended
	12/31/2011	12/31/2010
	(Dollars in thousands)	(Dollars in thousands)

Balance at beginning of period	$2,326	$2,211

Charge-offs:
Real estate:
Residential	(20)	-
Commercial	(68)	-
Construction and land development	(160)	-
Commercial and industrial	(69)	(627)
Consumer	(40)	(20)
Total charge-offs	(357)	(647)

Recoveries:
Commercial and industrial	-	1
Construction and land development	-	-
Consumer	5	6
Total recoveries	5	7

Net loans (charged-off) recovered	(352)	(640)
Provision for loan losses	495	755
Balance at end of period	2,469	2,326

BALANCES
Average total loans	$206,951	$202,181
Total net loans at end of period	$214,084	$204,792

RATIOS
Allowance for loan losses to average assets	0.74%	0.80%
Allowance for loan losses to loans at end of period	1.15%	1.14%

At or for the
Year ended
12/31/2009
(Dollars in thousands)

Balance at beginning of period	$2,017

Charge-offs:
Real estate:
Residential	-
Commercial	-
Construction and land development	-
Commercial and industrial	(226)
Consumer	(132)
Total charge-offs	(358)

Recoveries:
Commercial and industrial	3
Construction and land development	-
Installment loans to individuals	2
Total recoveries	5

Net loans (charged-off) recovered	(353)
Provision for loan loss	547
Balance at end of period	2,211

BALANCES
Average total loans	$184,089
Total net loans at end of period	$193,265

RATIOS
Allowance for loan losses to average assets	0.82%
Allowance for loan losses to loans at end of period	1.14%

ALLOCATION OF ALLOWANCE FOR LOAN LOSSES
(Dollars in Thousands)

	12/31/2013		12/31/2012
	Allocation of	% of loans	Allocation of	% of loans
	Allowance	by Category	Allowance	by Category
Real estate - residential	$1,189	49.4%	1,051	50.3%
Real estate - commercial	748	17.5%	586	17.9%
Real estate - construction and land development	211	2.8%	142	1.3%
Commerical and industrial	239	9.7%	219	6.0%
Home equity	303	16.8%	362	19.2%
Consumer	102	3.8%	99	3.8%
Unallocated	-	-	135	1.5%
Total	$2,792	100.0%	2,594	100.0%

	12/31/2011		12/31/2010
	Allocation of	% of loans	Allocation of	% of loans
	Allowance	by Category	Allowance	by Category
Real estate - residential	$22	46.1%	$68	49.1%
Real estate - commercial	385	18.4%	377	15.3%
Real estate - construction and land development	573	0.7%	465	2.4%
Commerical and industrial	1,092	7.0%	1,198	6.6%
Municipal	37	0.8%	34	1.0%
Home equity	194	22.4%	91	23.3%
Consumer	166	4.6%	93	2.3%
Total	$2,469	100.0%	$2,326	100.0%

	12/31/2009
	Allocation of	% of loans
	Allowance	by Category
Real estate - residential	$106	56.6%
Real estate - commercial	341	14.9%
Real estate - construction and land development	450	3.5%
Commerical and industrial	1,229	6.7%
Municipal	38	3.3%
Home equity	47	15.0%
Consumer	-	-
Total	$2,211	100.0%

Deposits

Deposits are the Bank’s primary source of funds.  At December 31, 2013, the Bank had a deposit mix of 43% checking, 37.5% savings and 19.5% certificates of deposit. Thirty-two percent of the total deposits of $359 million were noninterest bearing at December 31, 2013. At December 31, 2012, the Bank had a deposit mix of 42% checking, 37% savings, and 21% certificates of deposit.  Twenty-seven percent of the total deposits of $340 million were noninterest bearing at December 31, 2012.  At December 31, 2011, the Bank had a deposit mix of 43% checking, 34% savings, and 23% certificates of deposit.  Thirty percent of the total deposits of $344.8 million were noninterest bearing at December 31, 2011. At December 31, 2013, $54.6 million of the Bank’s deposits were from public sources compared to $45.7 million of the Bank’s deposits at December 31, 2012.  The Bank’s net interest income is enhanced by its percentage of noninterest bearing deposits.

The Bank’s deposits are obtained from a cross-section of the communities it serves.  No material portion of the Bank’s deposits has been obtained from or is dependent upon any one person or industry.  The Bank’s business is not seasonal in nature.  The Bank accepts deposits in excess of $100,000 from customers.  Those deposits are priced to remain competitive.  Through the Promontory Interfinancial Network LLC’s Certificate of Deposit Accounts Registry Service (CDARS) program, the Bank had brokered deposits of $2,010,000 as of December 31, 2013 compared to $4,544,000 as of December 31, 2012 and $9,017,000 as of December 31, 2011.

The Bank is not dependent upon funds from sources outside the United States and has not made loans to any foreign entities.

The following tables summarize the distribution of average deposits and the average annualized rates paid for the years ended December 31, 2013, 2012 and 2011.

AVERAGE DEPOSITS
(Dollars in Thousands)

	For the Year Ended		For the Year Ended		For the Year Ended
	12/31/2013		12/31/2012		12/31/2011
	Average	Average	Average	Average	Average	Average
	Balance	Rate	Balance	Rate	Balance	Rate
Demand deposits	$95,965	0.00%	$72,464	0.00%	$63,027	0.00%
NOW Deposits	35,529	0.08%	44,630	0.09%	39,415	0.09%
Saings Deposits	147,657	0.07%	135,130	0.16%	126,065	0.38%
Time Deposits	72,344	0.85%	75,430	1.04%	76,339	1.28%
Total average deposits	$351,495	0.25%	$327,654	0.32%	$304,846	0.49%

The following tables indicate the maturity schedule for the Bank’s time deposits of $100,000 or more as of December 31, 2013, 2012 and 2011.

SCHEDULED MATURITY OF TIME DEPOSITS OF $100,000 OR MORE
(Dollars in Thousands)

	December 31, 2013		December 31, 2012		December 31, 2011
	Balance	% of Total	Balance	% of Total	Balance	% of Total
Three months or less	$7,987	26.9%	$10,169	32.5%	$12,881	37.2%
Over three throughsix months	4,913	16.5%	3,180	10.1%	8,168	23.6%
Over six months through twelve months	5,913	19.9%	5,960	19.0%	7,084	20.5%
Over twelve months	10,890	36.7%	12,022	38.4%	6,468	18.7%
Total	$29,703	100.0%	$31,331	100.0%	$34,601	100.0%

Liquidity and Asset-Liability Management

Liquidity management for banks requires that funds always be available to pay anticipated deposit withdrawals and maturing financial obligations promptly and fully in accordance with their terms.  The balance of the funds required is generally provided by payments on loans, sale of loans, liquidation of assets, borrowings and the acquisition of additional deposit liabilities.

One method banks utilize for acquiring additional liabilities is through the acceptance of “brokered deposits” (defined to include not only deposits received through deposit brokers but also deposits bearing interest in excess of 75 basis points over market rates), typically attracting large certificates of deposit at high interest rates.  The Company is a member of Promontory Interfinancial Network LLC’s Certificate of Deposit Accounts Registry Service (CDARS).  This allows the Company to offer its customers FDIC insurance on deposits in excess of $250,000, which reflects the deposit insurance limits currently in effect, by placing the deposits in the CDARS network.  Accounts placed in this manner are considered brokered deposits.  As of December 31, 2013, the Company had $2,010,000 of deposits in the CDARS network compared to $4,544,000 of deposits in the CDARS network as of December 31, 2012.  The Company had no other brokered deposits as of December 31, 2013 and December 31, 2012.

Liquidity of a financial institution, such as a bank, is measured based on its ability to have liquid assets sufficient to meet its short-term obligations.  The net sum of liquid assets less anticipated current obligations represents the basic liquidity surplus of the Company.  The Company maintains a portion of its funds in cash deposits in other banks, federal funds sold, and available-for-sale securities to meet its obligations for anticipated depositors’ demands in the near future.  As of December 31, 2013, the Company held $32.2 million in cash and cash equivalents, net of required FRB reserves of $6.4 million and $72.0 million in available-for-sale securities, net of pledged investments of $15.4 million, for total liquid assets of $104.2 million. As of December 31, 2013, the Company’s anticipated short-term liability obligations were $75.8 million, which resulted in a basic liquidity surplus of $28.4 million that represented 7% of total assets. As of December 31, 2012, the Company held $29.4 million in cash and cash equivalents, net of required FRB reserves of $4.7 million, and $77.0 million in available-for-sale securities, net of pledged investments of $14.8 million, for total liquid assets of $106.4 million.  As of December 31, 2012, the Company’s anticipated short-term liability obligations were $43.2 million, which resulted in a basic liquidity surplus of $62.3 million that represented 17% of total assets.

The careful planning of asset and liability maturities, and the matching of interest rates to correspond with these maturities, is an integral part of the active management of an institution’s net yield.  To the extent that maturities of assets and liabilities do not match in a changing interest rate environment, net yields may be affected.  Even with perfectly matched re-pricing of assets and liabilities, risks remain in the form of prepayment of assets, timing lags in adjusting certain assets and liabilities that have varying sensitivities to market interest rates and basis risk.  In its overall attempt to match assets and liabilities, management takes into account the rates and maturities, offered in connection with its certificates of deposit and provides for the extension of variable rate loans to borrowers. The Company has generally been able to control its exposure to changing interest rates by maintaining floating interest rate loans, shorter term investments and a majority of its time certificates of deposit with relatively short maturities.

The table below sets forth the interest rate sensitivity of the Bank’s interest-sensitive assets and interest-sensitive liabilities as of December 31, 2013, 2012 and 2011, using the interest rate sensitivity gap ratio.  For the purposes of the following table, an asset or liability is considered interest rate-sensitive within a specified period when it can be re-priced or matures within its contractual terms.

INTEREST RATE SENSITIVITY
(Dollars in thousands)

	December 31, 2013
	Due Within	Due in	Due After One	Due After
	Three	Three to Twelve	Year to Five	Five
	Months	Months	Years	Years	Total
Rate sensitive assets
Federal funds sold & overnight deposits	$724	$-	$-	$-	$724
Available-for-sale securities (at fair value)	2,503	7,031	48,724	29,191	87,449
Total loans	105,032	26,646	93,986	52,788	278,452
	$108,259	$33,677	$142,710	$81,979	$366,625

Rate sensitive liabilities
NOW deposits	$1,863	$-	$-	$35,391	$37,254
Savings deposits	88,056	-	-	48,190	136,246
Time deposits	15,991	29,170	23,828	-	68,989
Securities sold under agreements to repurchase	4,390	-	-	-	4,390
FHLB advances	30,000	-	-	-	30,000
	$140,300	$29,170	$23,828	$83,581	$276,879

Interest rate sensitivity gap	$(32,041)	$4,507	$118,882	$(1,602)	$89,746
Cumulative gap	$(32,041)	$(27,534)	$91,348	$89,746

Cumulative gap ratio to total assets	-7%	-6%	22%	22%

	December 31, 2012
	Due Within	Due in	Due After One	Due After
	Three	Three to Twelve	Year to Five	Five
	Months	Months	Years	Years	Total
Rate sensitive assets
Federal funds sold & overnight deposits	$2,094	$-	$-	$-	$2,094
Available-for-sale securities (at fair value)	8,559	26,607	34,241	22,413	91,820
Total loans	81,542	22,740	82,475	48,286	235,043
	$92,195	$49,347	$116,716	$70,699	$328,957

Rate sensitive liabilities
NOW deposits	$2,402	$-	$-	$45,640	$48,042
Savings deposits	84,996	-	-	42,230	127,226
Time deposits	17,878	28,349	26,244	-	72,471
Securities sold under agreements to repurchase	3,569	-	-	-	3,569
FHLB advances	-	-	-	-	-
	$108,845	$28,349	$26,244	$87,870	$251,308

Interest rate sensitivity gap	$(16,650)	$20,998	$90,472	$(17,171)	$77,649
Cumulative gap	$(16,650)	$4,348	$94,820	$77,649

Cumulative gap ratio to total assets	-4%	1%	25%	21%

	December 31, 2011
	Due Within	Due in	Due After One	Due After
	Three	Three to Twelve	Year to Five	Five
	Months	Months	Years	Years	Total
Rate sensitive assets
Federal funds sold & overnight deposits	$2,024	$-	$-	$-	$2,024
Available-for-sale securities (at fair value)	7,315	10,312	21,977	17,255	56,859
Total loans	72,145	21,268	78,780	43,878	216,071
	$81,484	$31,580	$100,757	$61,133	$274,954

Rate sensitive liabilities
NOW deposits
Savings deposits	$2,269	$-	$-	$43,112	$45,381
Time deposits	80,969	-	-	37,968	118,937
Securities sold under agreements to repurchase	21,218	38,587	16,876	-	76,681
FHLB advances	3,548	-	-	-	3,548
	-	-	-	-	-
	$108,004	$38,587	$16,876	$81,080	$244,547

Interest rate sensitivity gap
Cumulative gap	$(26,520)	$(7,007)	$83,881	$(19,947)	$30,407
	$(26,520)	$(33,527)	$50,354	$30,407

Cumulative gap ratio to total assets	-7%	-9%	13%	8%

Since interest rate changes do not affect all categories of assets and liabilities equally or simultaneously, a cumulative gap analysis alone cannot be used to evaluate the Bank’s interest rate sensitivity position.  To supplement traditional gap analysis, the Bank performs simulation modeling to estimate the potential effects of changing interest rates.  This process allows the Bank to explore complex relationships among re-pricing assets and liabilities over time in various interest rate environments.

The Company’s Executive Committee meets at least quarterly to monitor the Bank’s investments and liquidity needs and oversee its asset-liability management.  Between meetings of the Executive Committee, management oversees the Bank’s liquidity.

Capital Reserve

The Federal Deposit Insurance Corporation Improvement Act of 1991 (“FDICIA”) defines specific capital categories based upon an institution’s capital ratios.  The capital categories, in declining order, are:  (i) “well capitalized”; (ii) “adequately capitalized”; (iii) “under-capitalized”; (iv) “significantly under-capitalized”; and (v) “critically under-capitalized.”  Under FDICIA and the FDIC’s prompt corrective action rules, the FDIC may take any one or more of the following actions against an “under-capitalized” bank: restrict dividends and management fees; restrict asset growth; and prohibit new acquisitions, new branches or new lines of business without prior FDIC approval.  If a bank is “significantly under-capitalized,” the FDIC may also require the bank to raise capital; restrict the interest rates a bank may pay on deposits; require a reduction in assets; restrict any activities that might cause risk to the bank; require improved management; prohibit the acceptance of deposits from correspondent banks and restrict compensation to any senior executive officer.  When a bank becomes “critically under-capitalized” (i.e., the ratio of tangible equity to total assets is equal to or less than 2%), the FDIC must, within 90 days thereafter, appoint a receiver for the bank or take such action as the FDIC determines would better achieve the purposes of the law.  Even where such other action is taken, the FDIC generally must appoint a receiver for a bank if the bank remains “critically under-capitalized” during the calendar quarter beginning 270 days after the date on which the bank became “critically under-capitalized.”

The regulations implementing these provisions of FDICIA provide that a bank will be classified as “well capitalized” if it (i) has a Tier 1 leverage ratio of at least 5%; (ii) has a Tier 1 risk-based capital ratio of at least 6%; (iii) has a total risk-based capital ratio of at least 10%; and (iv) meets certain other requirements.  A bank will be classified as “adequately capitalized” if it (i) has a Tier 1 leverage ratio of (a) at least 4% or (b) at least 3% if the bank was rated 1 in its most recent examination and is not experiencing or anticipating significant growth; (ii) has a Tier 1 risk-based capital ratio of at least 4%; (iii) has a total risk-based capital ratio of at least 8%; and (iv) does not meet the definition of “well capitalized.”  A bank will be classified as “under-capitalized” if it (i) has a Tier 1 leverage ratio of (a) less than 4% or (b) less than 3% if the bank was rated 1 in its most recent examination and is not experiencing or anticipating significant growth; (ii) has a Tier 1 risk-based capital ratio of less than 4%; or (iii) has a total risk-based capital ratio of less than 8%.  A bank will be classified as “significantly under-capitalized” if it (i) has a Tier 1 leverage ratio of less than 3%; (ii) has a Tier 1 risk-based capital ratio of less than 3%; or (iii) has a total risk-based capital ratio of less than 6%.  An institution will be classified as “critically under-capitalized” if it has a tangible equity to total assets ratio that is equal to or less than 2%.  An insured depository institution may be deemed to be in a lower capitalization category if the FDIC has determined (i) that the insured depository institution is in unsafe or unsound condition or (ii) that, in the most recent examination of the insured depository institution, the insured depository institution received and has not corrected a less-than-satisfactory rating for any of the categories of asset quality, management, earnings, or liquidity.

As of December 31, 2013, the most recent notification from the FDIC categorized the Bank as “well capitalized” under the regulatory framework for prompt corrective action.  To be categorized as “well capitalized,” the Bank must maintain minimum Tier 1 leverage, Tier 1 risk-based, and total risk-based ratios as set forth in the table below.  Management of the Bank believes there are no conditions that have changed the Bank’s category since December 31, 2013.

At December 31, 2013, 2012 and 2011, the Bank’s capital exceeded all minimum regulatory requirements and the Bank was considered to be “well capitalized” as defined in the regulations issued by the FDIC.

	Actual	Actual	Actual	Well
	12/31/2013	12/31/2012	12/31/2011	Capitalized
Bank:
Tier 1 capital (to average assets)	7.09%	7.73%	7.46%	5.00%
Tier 1 capital (to risk weighted assets)	11.92%	13.44%	13.19%	6.00%
Total capital (to risk weighted assets)	13.08%	14.68%	14.44%	10.00%

The current risk-based capital guidelines are based upon the 1988 capital accord of the International Basel Committee on Banking Supervision, a committee of central banks and bank supervisors and regulators from the major industrialized countries that develops broad policy guidelines for use by each country’s supervisors in determining the supervisory policies they apply.  A new international accord, referred to as Basel II, became mandatory for large or “core” international banks outside the U.S. in 2008 (total assets of $250 billion or more or consolidated foreign exposures of $10 billion or more) and emphasizes internal assessment of credit, market and operational risk, as well as supervisory assessment and market discipline in determining minimum capital requirements.  It is optional for other banks.  In December 2010, the Group of Governors and Heads of Supervisors of the Basel Committee on Banking Supervision, the oversight body of the Basel Committee, published its “calibrated” capital standards for major banking institutions, referred to as Basel III. Under these standards, when fully phased-in on January 1, 2019, banking institutions will be required to maintain heightened Tier 1 common equity, Tier 1 capital, and total capital ratios, as well as maintaining a “capital conservation buffer.”  The Tier 1 common equity and Tier 1 capital ratio requirements will be phased-in incrementally between January 1, 2013 and January 1, 2015; the deductions from common equity made in calculating Tier 1 common equity will be phased-in incrementally over a four-year period commencing on January 1, 2014; and the capital conservation buffer will be phased-in incrementally between January 1, 2016 and January 1, 2019.  The Basel Committee also announced that a countercyclical buffer of 0% to 2.5% of common equity or other fully loss-absorbing capital will be implemented according to national circumstances as an extension of the conservation buffer.

In July 2013, the Federal Reserve Board and the FDIC approved revisions to their capital adequacy guidelines and prompt corrective action rules that implement the revised standards of Basel III and address relevant provisions of the Dodd-Frank Act.  The Federal Reserve Board’s final rules and the FDIC’s interim final rules apply to all depository institutions, top-tier bank holding companies with total consolidated assets of $500 million or more, and top-tier savings and loan holding companies (“banking organizations”).  Among other things, the rules establish a new common equity Tier 1 minimum capital requirement 4.5% of risk-weighted assets and increase the minimum Tier 1 capital to risk-based assets requirement (from 4% to 6% of risk-weighted assets).  Banking organizations will also be required to have a total capital  ratio of 8% (unchanged from current rules) and a Tier 1 leverage ratio of 4% (unchanged from current rules).  The rules also limit a banking organization’s ability to pay dividends, engage in share repurchases or pay discretionary bonuses if the banking organization does not hold a “capital conservation buffer” consisting of 2.5% of common equity Tier 1 capital to risk-weighted assets in addition to the amount necessary to meet its minimum risk-based capital requirements.  The rules become effective for the Company and the Bank on January 1, 2015.  The capital conservation buffer requirement will be phased in beginning in January 1, 2016 at 0.625% of common equity Tier 1 capital to risk-weighted assets and would increase by that amount each year until fully implemented in January 2019 at 2.5% of common equity Tier 1 capital to risk-weighted assets.  Management is currently evaluating the provisions of these rules and their expected impact on the Company and the Bank.

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

Options Outstanding

The Company previously issued options to purchase shares of its common stock under the SBT Bancorp 1998 Stock Plan (the “1998 Plan”).  As of March 28, 2014, there were options outstanding to purchase an aggregate of 31,500 shares of the Company’s authorized but unissued common stock at a price of between $29.00 and $31.50 per share and which will expire between the years 2015 and 2016.  The 1998 Plan expired in March 2008.

Following shareholder approval in 2011, the Company established the SBT Bancorp, Inc. 2011 Stock Award and Option Plan (the “2011 Plan”), effective June 1, 2011, to provide stock awards and options to employees, officers and directors of the Company in order to attract them to the Company, give them a proprietary interest in the Company, and to encourage them to remain in the employ or service of the Company.  The maximum number of shares of the Company’s common stock that may be delivered pursuant to awards or options under the 2011 Plan is 100,000 shares.  As of March 28, 2014, 29,794 shares of restricted stock have been granted to directors and officers of the Bank and the remaining number of shares and options to be granted under the 2011 Plan was 70,206.  The 2011 Plan will expire on March 16, 2021.

During 2013, the Company granted 10,000 shares of restricted stock with an award value of $234,000, or $23.39 per share. During 2012, the Company granted 10,570 shares of restricted stock with an award value of $251,000, or $23.75 per share.  The restricted shares vest over a three-year period.  During 2013 and 2012, the Company recognized compensation expense related to the restricted shares awarded in the amount of $156,000 and $82,000, respectively.

A summary of the status of the Company’s equity plans as of December 31, 2013 and 2012 and changes during the years ended on such dates is presented below:

	2013		2012
		Weighted-Average		Weighted-Average
Fixed Options	Shares	Exercise Price	Shares	Exercise Price
Outstanding at beginning of year	31,500	$30.67	32,811	$30.07
Forfeited	-	-	(1,311)	15.65
Outstanding at end of year	31,500	30.67	31,500	30.67

Options exercisable at year-end	31,500	$30.67	31,500	$30.67
Weighted-average fair value of
options granted during the year	N/A		N/A

The following table summarizes information about fixed stock options outstanding as of December 31, 2013:

Options Outstanding and Exercisable
		Weighted-Average
	Number	Remaining	Number
Exercise Price	Outstanding	Contractual Life	Exercisable	Exercise Price
$31.50	21,000	1.97 years	21,000	$31.50
29.00	10,500	2.48 years	10,500	29.00
$30.67	31,500	2.14 years	31,500	$30.67

The Board of Directors and Stockholders
SBT Bancorp, Inc.
Simsbury, Connecticut

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have audited the accompanying consolidated balance sheets of SBT Bancorp, Inc. and Subsidiary as of December 31, 2013 and 2012 and the related consolidated statements of income, comprehensive income, changes in stockholders' equity and cash flows for the years then ended.  These consolidated financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of SBT Bancorp, Inc. and Subsidiary as of December 31, 2013 and 2012 and the consolidated results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

West Peabody, Massachusetts
March 5, 2014

SBT BANCORP, INC. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

December 31, 2013 and 2012

(In Thousands, Except Share Data)

ASSETS	2013	2012
Cash and due from banks	$13,355	$12,372
Interest-bearing deposits with the Federal Reserve Bank and Federal Home Loan Bank	24,165	19,276
Money market mutual funds	346	358
Federal funds sold	724	2,094
Cash and cash equivalents	38,590	34,100
Interest-bearing time deposits with other banks	-	3,789
Investments in available-for-sale securities (at fair value)	87,449	91,820
Federal Home Loan Bank stock, at cost	2,196	589
Loans held-for-sale	2,861	-

Loans	279,667	235,884
Less allowance for loan losses	2,792	2,594
Loans, net	276,875	233,290

Premises and equipment, net	1,618	824
Accrued interest receivable	1,074	1,019
Other real estate owned	-	213
Bank owned life insurance	6,729	6,520
Other assets	4,456	2,855
Total assets	$421,848	$375,019

LIABILITIES AND STOCKHOLDERS' EQUITY
Deposits:
Demand deposits	$116,015	$92,670
Savings and NOW deposits	173,500	175,268
Time deposits	68,989	72,471
Total deposits	358,504	340,409
Securities sold under agreements to repurchase	4,390	3,569
Federal Home Loan Bank advances	30,000	-
Other liabilities	1,558	1,604
Total liabilities	394,452	345,582
Stockholders' equity:
Preferred stock, senior non-cumulative perpetual, Series C, no par;
9000 shares issued and outstanding at December 31, 2013 and 2012;
liquidation value of $1,000 per share	8,976	8,964
Common stock, no par value; authorized 2,000,000 shares;
issued and outstanding 900,264 shares and 899,850 shares, respectively,
in 2013 and 888,724 shares and 888,310 shares, respectively, in 2012	10,136	9,901
Retained Earnings	10,347	9,819
Treasury stock, 414 shares at December 31, 2013 and 2012	(7)	(7)
Unearned compensation restricted stock awards	(401)	(368)
Accumulated other comprehensive (loss) income	(1,655)	1,128
Total stockholders' equity	27,396	29,437
Total liabilities and sotckholders' equity	$421,848	375,019

The accompanying notes are an integral part of these consolidated financial statements.

SBT BANCORP, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF INCOME

Years Ended December 31, 2013 and 2012

(In Thousands, Except Share Data)

	2013	2012
Interest and dividend income:
Interest and fees on loans	$9,853	$9,656
Interest on debt securities:
Taxable	1,529	1,166
Tax-exempt	477	489
Dividends	4	7
Other interest	141	249
Total interest and dividend income	12,004	11,567
Interest expense:
Interest on deposits	894	1,037
Interest on securities sold under agreements to repurchase	4	4
Interest on Federal Home Loan Bank advances	19	-
Total interest expense	917	1,041
Net interest and dividend income	11,087	10,526
Provision for loan losses	345	320
Net interest and dividend income after provision for loan losses	10,742	10,206
Noninterest income:
Service charges on deposit accounts	488	495
Writedown of securities (includes losses of $57 and $70, net of $40 and $58, respectively, recognized in other comprehensive (loss) income for the years ended December 31, 2013 and 2012, before taxes)	(17)	(12)
Gain on sales of investments	126	125
Mortgage banking activities	1,390	2,266
Investment services fees and commissions	231	171
Other service charges and fees	686	798
Increase in cash surrender value of life insurance policies	209	208
Other income	13	2
Total noninterest income	3,126	4,053
Noninterest expense:
Salaries and employee benefits	6,880	6,271
Occupancy expense	1,185	1,059
Equipment expense	290	275
Loss on sales and other writedowns of other real estate owned	87	38
Professional fees	543	577
Advertising and promotions	756	655
Forms and supplies	144	173
Correspondent charges	318	344
FDIC assessment	188	176
Postage	86	93
Directors’ fees	264	229
Data processing	619	502
Other expense	1,239	1,116
Total noninterest expense	12,599	11,508
Income before income tax expense	1,269	2,751
Income tax expense	134	707
Net income	$1,135	$2,044
Net income available to common stockholders	$1,029	$1,898

Earnings per common share	$1.18	$2.19
Earnings per common share, assuming dilution	$1.17	$2.18

The accompanying notes are an integral part of these consolidated financial statements.

SBT BANCORP, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

Years Ended December 31, 2013 and 2012

(In Thousands)

	2013	2012
Net income	$1,135	$2,044
Other comprehensive (loss) income, net of tax:
Net change in unrealized holding gain on available-for-sale securities	(2,783)	411
Other comprehensive (loss) income, net of tax	(2,783)	411
Comprehensive (loss) income	$(1,648)	$2,455

The accompanying notes are an integral part of these consolidated financial statements.

SBT BANCORP, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

Years Ended December 31, 2013 and 2012

(In Thousands, Except Share Data)

							Unearned	Accumulated
							Compensation	Other
	Preferred Stock			Common	Retained	Treasury	Restricted Stock	Comprehensive
	Series A	Series B	Series C	Stock	Earnings	Stock	Awards	(Loss) Income	Total
Balance, December 31, 2011	-	-	8,952	9,620	8,360	(7)	(199)	717	27,443
Net income	-	-	-	-	2,044	-	-	-	2,044
Other comprehensive income, net of tax effect	-	-	-	-	-	-	-	411	411
Preferred stock dividends	-	-	-	-	(134)	-	-	-	(134)
Preferred stock amortization (accretion)	-	-	12	-	(12)	-	-	-	-
Stock based compensation	-	-	-	-	-	-	82	-	82
Restricted stock awards	-	-	-	251	-	-	(251)	-	-
Tax benefit - vested restricted stock awards	-	-	-	2	-	-	-	-	2
Common stock issued	-	-	-	28	-	-	-	-	28
Dividends declared common stock ($.50 per share)	-	-	-	-	(439)	-	-	-	(439)
Balance, December 31, 2012	-	-	8,964	9,901	9,819	(7)	(368)	1,128	29,437
Net income	-	-	-	-	1,135	-	-	-	1,135
Other comprehensive income, net of tax effect	-	-	-	-	-	-	-	(2,783)	(2,783)
Preferred stock dividends	-	-	-	-	(94)	-	-	-	(94)
Preferred stock amortization (accretion)	-	-	12	-	(12)	-	-	-	-
Stock based compensation	-	-	-	-	-	-	156	-	156
Restricted stock awards	-	-	-	234	-	-	(234)	-	-
Forfeited restricted stock awards	-	-	-	(45)	-	-	45	-	-
Tax benefit - vested restricted stock awards	-	-	-	7	-	-	-	-	7
Common stock issued	-	-	-	39	-	-	-	-	39
Dividends declared common stock ($0.56 per share)	-	-	-	-	(501)	-	-	-	(501)
Balance, December 31, 2013	$-	$-	$8,976	$10,136	$10,347	$(7)	$(401)	$(1,655)	$27,396

The accompanying notes are an integral part of these consolidated financial statements.

SBT BANCORP, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended December 31, 2013 and 2012

(In Thousands)

	2013	2012
Cash flows from operating activities:
Net income	$1,135	$2,044
Adjustments to reconcile net income to net cash provided by operating activities:
Interest capitalized on interest-bearing time deposits with other banks	(106)	(150)
Amortization of securities, net	592	495
Writedown of available-for-sale securities	17	12
Gain on sales of available-for-sale securities	(126)	(125)
Change in deferred origination costs (fees), net	(374)	(359)
Provision for loan losses	345	320
Loans originated for sale	(72,081)	(60,914)
Proceeds from sales of loans originated for sale	70,278	63,027
Gain on sales of loans	(1,058)	(2,113)
Loss on sales of other real estate owned	45	38
Writedown of other real estate owned	42	-
Depreciation and amortization	252	220
Accretion on impairment of operating lease	(44)	(45)
Increase in other assets	(175)	(516)
Increase in interest receivable	(55)	(55)
(Increase) decrease in taxes receivable	(148)	676
Deferred income tax expense	205	164
Increase in cash surrender value of bank owned life insurance	(209)	(208)
Excess tax benefit related to stock based compensation	(7)	(2)
Stock based compensation	156	82
(Decrease) increase in other liabilities	(12)	382
Increase (decrease) in interest payable	3	(7)

Net cash (used in) provided by operating activities	(1,325)	2,966

Cash flows from investing activities:
Maturities and redemptions of interest-bearing time deposits with other banks	3,895	1,089
Purchase of Federal Home Loan Bank Stock	(1,607)	(20)
Redemption of Federal Home Loan Bank Stock	-	91
Purchases of available-for-sale securities	(35,183)	(67,730)
Proceeds from maturities of available-for-sale securities	23,361	28,761
Proceeds from sales of available-for-sale securities	11,493	4,249
Loan originations and principal collections, net	(28,134)	(14,941)
Loans purchased	(15,429)	(4,603)
Recoveries of loans previously charged off	7	15
Proceeds from sale of other real estate owned	126	111
Purchases of bank owned life insurance policies	-	(2,140)
Investment in limited partnership	-	(381)
Capital expenditures	(1,088)	(360)

Net cash used in investing activities	(42,559)	(55,859)

SBT BANCORP, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended December 31, 2013 and 2012

(In Thousands)

(continued)

	2013	2012
Cash flows from financing activities:
Net increase (increase) in demand deposits, NOW and savings accounts	21,577	(158)
Decrease in time deposits	(3,482)	(4,210)
Net increase in securities sold under agreements to repurchase	821	21
Net change in short-term advances	30,000	-
Proceeds from issuance of common stock	39	28
Excess tax benefit related to stock based compensation	7	2
Dividends paid - preferred stock	(94)	(134)
Dividends paid - common stock	(494)	(436)

Net cash provided by (used in) financing activities	48,374	(4,887)

Net increase (decrease) in cash and cash equivalents	4,490	(57,780)
Cash and cash equivalents at beginning of year	34,100	91,880
Cash and cash equivalents at end of year	$38,590	$34,100

Supplemental disclosures:
Interest paid	$914	$1,048
Income taxes paid (received)	77	(133)
Loans transferred to other real estate owned	-	362
Increase in common stock dividends held in escrow	7	3

The accompanying notes are an integral part of these consolidated financial statements.

SBT BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2013 and 2012

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

Cash and due from banks as of December 31, 2013 and 2012 includes $7,453,000 and $4,842,000, respectively, which is subject to withdrawals and usage restrictions to satisfy the reserve requirements of the Federal Reserve Bank of Boston and Bankers’ Bank Northeast.

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

As a member of the Federal Home Loan Bank of Boston (FHLB), the Company is required to invest in $100 par value stock of the FHLB.  The FHLB capital structure mandates that members must own stock as determined by their Total Stock Investment Requirement which is the sum of a member’s Membership Stock Investment Requirement and Activity-Based Stock Investment Requirement.  The Membership Stock Investment Requirement is calculated as 0.35% of a member’s Stock Investment Base, subject to a minimum investment of $10,000 and a maximum investment of $25,000,000.  The Stock Investment Base is an amount calculated based on certain assets held by a member that are reflected on call reports submitted to applicable regulatory authorities.  The Activity-Based Stock Investment Requirement is calculated as 3.0% for overnight advances, 4.0% for FHLB advances with original terms to maturity of two days to three months and 4.5% for other advances plus a percentage of advance commitments, 0.5% of standby letters of credit issued by the FHLB and 4.5% of the value of intermediated derivative contracts.  Management evaluates the Company’s investment in FHLB stock for other-than-temporary impairment at least on a quarterly basis and more frequently when economic or market conditions warrant such evaluation.  Based on its most recent analysis of the FHLB as of December 31, 2013, management deems its investment in FHLB stock to be not other-than-temporarily impaired.

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

Commercial real estate loans are subject to the underwriting standards and processes similar to commercial and industrial loans, in addition to those underwriting standards for real estate loans.  These loans are viewed primarily as cash flow dependent and secondarily as loans secured by real estate.  Commercial real estate lending typically involves higher principal balances and longer repayment periods.  Repayment of these loans is generally dependent upon the successful operation of the property securing the loan or the principal business conducted on the property securing the loan.  Commercial real estate loans may be adversely affected by conditions in the real estate markets or the economy in general.  The properties securing the Company’s commercial real estate portfolio are diverse in terms of type and geographic location.  This diversification reduces the exposure to adverse economic conditions that affect any single market or industry.  Management monitors and evaluates commercial real estate loans based on collateral, geography and risk-rating criteria.  The Company also utilizes third-party experts to provide environmental and market valuations, in addition to economic conditions and trends within a specific industry.  The Company also tracks the level of owner occupied commercial real estate loans within its commercial real estate portfolio.  At December 31, 2013, approximately 82% of the outstanding principal balance of the Company’s commercial real estate loans were secured by owner-occupied properties.

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

General Component:

The general component of the allowance for loan losses is based on historical loss experience adjusted for qualitative factors stratified by the following loan segments:  residential real estate, commercial real estate, construction, commercial and consumer.  Management uses a rolling average of historical losses based on a time frame appropriate to capture relevant loss data for each loan segment.  This historical loss factor is adjusted for the following qualitative factors:  levels/trends in delinquencies; trends in volume and terms of loans; effects of changes in risk selection and underwriting standards and other changes in lending policies, procedures and practices; experience/ability/depth of lending management and staff; and national and local economic trends and conditions.  There were no changes in the Company’s policies or methodology pertaining to the general component of the allowance for loan losses during 2013.

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

Commercial real estate:  Loans in this segment are primarily income-producing properties throughout the Farmington Valley in Connecticut.  The underlying cash flows generated by the properties are adversely impacted by a downturn in the economy as evidenced by increased vacancy rates, which in turn will have an effect on the credit quality in this segment.  Management periodically obtains rent rolls annually and continually monitors the cash flows of these loans.

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

FAIR VALUES OF FINANCIAL INSTRUMENTS:

ASC 825,“Financial Instruments,” requires that the Company disclose estimated fair values for its financial instruments.  Fair value methods and assumptions used by the Company in estimating its fair value disclosures are as follows:

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

STOCK BASED COMPENSATION:

At December 31, 2013, the Company has stock-based employee compensation plans which are described more fully in Note 18.  The Company accounts for the plan under ASC 718-10, “Compensation – Stock Compensation – Overall.”  During the years ended December 31, 2013 and 2012, $156,000 and $82,000, respectively, in stock-based employee compensation was recognized.

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

RECENT ACCOUNTING PRONOUNCEMENTS:

In December 2011, the Financial Accounting Standards Board (FASB) issued ASU 2011-11, “Balance Sheet (Topic 210):  Disclosures about Offsetting Assets and Liabilities.”  The objective of this ASU is to enhance current disclosures.  Entities are required to disclose both gross information and net information about both instruments and transactions eligible for offset in the statement of financial position and instruments and transactions subject to an agreement similar to a master netting arrangement.  The amendments in this ASU are effective for annual periods beginning on or after January 1, 2013, and interim periods within those annual periods.  An entity should provide the disclosures required by those amendments retrospectively for all comparative periods presented.  The adoption of this guidance did not have a material impact on the Company’s consolidated financial statements.

In October 2012, the FASB issued ASU 2012-06, “Business Combinations (Topic 805): Subsequent Accounting for an Indemnification Asset Recognized at the Acquisition Date as a Result of a Government-Assisted Acquisition of a Financial Institution.”  The amendments in this update clarify the applicable guidance for subsequently measuring an indemnification asset recognized as a result of a government-assisted acquisition of a financial institution.  The amendments in this update are effective for fiscal years, and interim periods within those years beginning on or after December 15, 2012.  The adoption of this guidance did not have a material impact on the Company’s consolidated financial statements.

In February 2013, the FASB issued ASU 2013-02, “Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income.”  The amendments in this update do not change the current requirements for reporting net income or other comprehensive income in financial statements.  However, the amendments require an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component.  In addition, an entity is required to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income but only if the amount reclassified is required under U.S. GAAP to be reclassified to net income in its entirety in the same reporting period.  For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures required under U.S. GAAP that provide additional detail about those amounts.  The amendments are effective prospectively for reporting periods beginning after December 15, 2012.  Early adoption is permitted.  The adoption of this guidance did not have a material impact on the Company’s consolidated financial statements.

In February 2013, the FASB issued ASU 2013-04, “Liabilities (Topic 405):  Obligations Resulting from Joint and Several Liability Arrangements for Which the Total Amount of the Obligation Is Fixed at the Reporting Date.”  The objective of the amendments in this ASU is to provide guidance for the recognition, measurement, and disclosure of obligations resulting from joint and several liability arrangements for which the total amount of the obligation within the scope of this guidance is fixed at the reporting date, except for obligations addressed within existing guidance in U.S. generally accepted accounting principles (GAAP).  Examples of obligations within the scope of this ASU include debt arrangements, other contractual obligations, and settled litigation and judicial rulings.  The amendments in this ASU are effective for fiscal years, and interim periods within those years, beginning after December 15, 2013; and should be applied retrospectively to all prior periods presented for those obligations resulting from joint and several liability arrangements within the ASU scope that exist at the beginning of an entity’s fiscal year of adoption.  The Company anticipates that the adoption of this guidance will not have a material impact on its consolidated financial statements.

In April 2013, the FASB issued ASU 2013-07, “Presentation of Financial Statements (Topic 205):  Liquidation Basis of Accounting.”  The amendments in this ASU are being issued to clarify when an entity should apply the liquidation basis of accounting.  The guidance provides principles for the recognition and measurement of assets and liabilities and requirements for financial statements prepared using the liquidation basis of accounting.  Additionally, the amendments require disclosures about an entity’s plan for liquidation, the methods and significant assumptions used to measure assets and liabilities, the type and amount of costs and income accrued, and the expected duration of the liquidation process.  The amendments are effective for entities that determine liquidation is imminent during annual reporting periods beginning after December 15, 2013, and interim reporting periods therein.  Entities should apply the requirements prospectively from the day that liquidation becomes imminent.  Early adoption is permitted.  The Company anticipates that the adoption of this guidance will not have a material impact on its consolidated financial statements.

In July 2013, the FASB issued ASU 2013-10, “Derivatives and Hedging (Topic 815): Inclusion of the Fed Funds Effective Swap Rate (or Overnight Index Swap Rate) as a Benchmark Interest Rate for Hedge Accounting Purposes.”  The amendments in this ASU permit the Fed Funds Effective Swap Rate (OIS) to be used as a U.S. benchmark interest rate for hedge accounting purposes under Topic 815, in addition to Treasury Obligations of the U.S. government (UST) and the London Interbank Offered Rate (LIBOR).  The amendments also remove the restriction on using different benchmark rates for similar hedges.  The amendments apply to all entities that elect to apply hedge accounting of the benchmark interest rate under Topic 815.  The amendments are effective prospectively for qualifying new or redesignated hedging relationships entered into on or after July 17, 2013.  The adoption of this guidance did not have a material impact on the Company’s consolidated financial statements.

In July 2013, the FASB issued ASU 2013-11, “Income Taxes (Topic 740):  Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists.”  The amendments in this ASU provide guidance for the financial statement presentation of an unrecognized tax benefit when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists.  The amendments in this ASU are expected to reduce diversity in practice by providing guidance on the presentation of unrecognized tax benefits and will better reflect the manner in which an entity would settle at the reporting date any additional income taxes that would result from the disallowance of a tax position when net operating loss carryforwards, similar tax losses, or tax credit carryforwards exist.  The amendments apply to all entities that have unrecognized tax benefits when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists at the reporting date and are effective for fiscal years, and interim periods within those years, beginning after December 15, 2013.  The Company anticipates that the adoption of this guidance will not have a material impact on its consolidated financial statements.

In January 2014, the FASB issued ASU 2014-01, “Investments - Equity Method and Joint Ventures (Topic 323):  Accounting for Investments in Qualified Affordable Housing Projects.”  The amendments in this ASU apply to all reporting entities that invest in qualified affordable housing projects through limited liability entities that are flow-through entities for tax purposes as follows:

1.
For reporting entities that meet the conditions for and that elect to use the proportional amortization method to account for investments in qualified affordable housing projects, all amendments in this ASU apply.

2.	For reporting entities that do not meet the conditions for or that do not elect the proportional amortization method, only the amendments in this ASU that are related to disclosures apply.

The amendments in this ASU permit reporting entities to make an accounting policy election to account for their investments in qualified affordable housing projects using the proportional amortization method if certain conditions are met.  Under the proportional amortization method, an entity amortizes the initial cost of the investment in proportion to the tax credits and other tax benefits received and recognizes the net investment performance in the income statement as a component of income tax expense (benefit).  For those investments in qualified affordable housing projects not accounted for using the proportional amortization method, the investment should be accounted for as an equity method investment or a cost method investment in accordance with Subtopic 970-323.  The amendments in this ASU should be applied retrospectively to all periods presented.  A reporting entity that uses the effective yield method to account for its investments in qualified affordable housing projects before the date of adoption may continue to apply the effective yield method for those preexisting investments.  The amendments in this ASU are effective for public business entities for annual periods and interim reporting periods within those annual periods, beginning after December 15, 2014.  For all entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2014, and interim periods within annual reporting periods beginning after December 15, 2015.  Early adoption is permitted.  The Company anticipates that the adoption of this guidance will not have a material impact on its consolidated financial statements.

In January 2014, the FASB issued ASU 2014-02, “Intangibles-Goodwill and Other (Topic 350):  Accounting for Goodwill.”  The amendments in this ASU apply to all entities except for public business entities and not-for-profit entities as defined in the Master Glossary of the Accounting Standards Codification and employee benefit plans within the scope of Topics 960 through 965 on plan accounting.  An entity within the scope of the amendments that elects to apply the accounting alternative in this ASU is subject to all of the related subsequent measurement, derecognition, other presentation matters, and disclosure requirements within the accounting alternative.  The amendments in this ASU allow an accounting alternative for the subsequent measurement of goodwill.  An entity within the scope of the amendments that elects the accounting alternative in this ASU should amortize goodwill on a straight-line basis over 10 years, or less than 10 years if the entity demonstrates that another useful life is more appropriate.  An entity that elects the accounting alternative is further required to make an accounting policy election to test goodwill for impairment at either the entity level or the reporting unit level.  The accounting alternative, if elected, should be applied prospectively to goodwill existing as of the beginning of the period of adoption and new goodwill recognized in annual periods beginning after December 15, 2014, and interim periods within annual periods beginning after December 15, 2015.  Early application is permitted, including application to any period for which the entity’s annual or interim financial statements have not yet been made available for issuance.  The Company anticipates that the adoption of this guidance will not have a material impact on its consolidated financial statements.

In January 2014, the FASB issued ASU 2014-04, “Receivables-Troubled Debt Restructurings by Creditors (Subtopic 310-40):  Reclassification of Residential Real Estate Collateralized Consumer Mortgage Loans upon Foreclosure.”  The objective of the amendments in this ASU is to reduce diversity by clarifying when an in substance repossession or foreclosure occurs, that is, when a creditor should be considered to have received physical possession of residential real estate property collateralizing a consumer mortgage loan such that the loan receivable should be derecognized and the real estate property recognized.  The amendments in this ASU clarify that an in substance repossession or foreclosure occurs, and a creditor is considered to have received physical possession of residential real estate property collateralizing a consumer mortgage loan, upon either (1) the creditor obtaining legal title to the residential real estate property upon completion of a foreclosure or (2) the borrower conveying all interest in the residential real estate property to the creditor to satisfy that loan through completion of a deed in lieu of foreclosure or through a similar legal agreement.  Additionally, the amendments require interim and annual disclosure of both (1) the amount of foreclosed residential real estate property held by the creditor and (2) the recorded investment in consumer mortgage loans collateralized by residential real estate property that are in the process of foreclosure according to local requirements of the applicable jurisdiction.  The amendments in this ASU are effective for public business entities for annual periods, and interim periods within those annual periods, beginning after December 15, 2014.  For entities other than public business entities, the amendments in this ASU are effective for annual periods beginning after December 15, 2014, and interim periods within annual periods beginning after December 15, 2015.  An entity can elect to adopt the amendments in this ASU using either a modified retrospective transition method or a prospective transition method.  The Company is reviewing this ASU to determine if there will be a material impact on the Company’s consolidated financial statements.

NOTE 3 - INVESTMENTS IN AVAILABLE-FOR-SALE SECURITIES

Debt and equity securities have been classified in the consolidated balance sheets according to management’s intent.  The amortized cost of securities and their approximate fair values are as follows as of December 31:

	Amortized	Gross	Gross
	Cost	Unrealized	Unrealized	Fair
	Basis	Gains	Losses	Value
	(In Thousands)
December 31, 2013:
Debt securities issued by U.S. government corporations
and agencies	$18,767	$-	$520	$18,247
Obligations of states and municipalities	13,780	391	198	13,973
Mortgage-backed securities	56,799	126	2,357	54,568
SBA loan pools	611	50	-	661
Money market mutual funds	346	-	-	346
	90,303	567	3,075	87,795
Money market mutual funds included in cash
and cash equivalents	(346)	-	-	(346)
	$89,957	$567	$3,075	$87,449

December 31, 2012:
Debt securities issued by U.S. government corporations
and agencies	$30,760	$86	$11	$30,835
Obligations of states and municipalities	13,598	956	3	14,551
Corporate debt securities	2,006	52	5	2,053
Mortgage-backed securities	42,737	601	81	43,257
SBA loan pools	1,010	114	-	1,124
Money market mutual funds	358	-	-	358
	90,469	1,809	100	92,178
Money market mutual funds included in cash
and cash equivalents	(358)	-	-	(358)
	$90,111	$1,809	$100	$91,820

The scheduled maturities of securities were as follows as of December 31, 2013:

Fair
Value
(In Thousands)
Due after one year through five years	$13,119
Due after five years through ten years	8,831
Due after ten years	10,270
Mortgage-backed securities	54,568
SBA loan pools	661
$87,449

During 2013, proceeds from sales of available-for-sale securities amounted to $11,493,000.  Gross realized gains on those sales amounted to $126,000.  The tax expense applicable to these gross realized gains amounted to $43,000.  During 2012, proceeds from sales of available-for-sale securities amounted to $4,249,000.  Gross realized gains on those sales amounted to $125,000.  The tax expense applicable to these gross realized gains amounted to $42,000.

There were no securities of issuers that exceeded 10% of stockholders’ equity at December 31, 2013.

As of December 31, 2013 and 2012, the total carrying amounts of securities pledged for securities sold under agreements to repurchase and public deposits were $15,418,000 and $14,819,000, respectively.

The aggregate fair value and unrealized losses of securities that have been in a continuous unrealized loss position for less than twelve months and for twelve months or more are as follows:

	Less than 12 Months		12 Months or Longer		Total
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
	Value	Losses	Value	Losses	Value	Losses
	(In Thousands)
December 31, 2013:
Debt securities issued by U.S. Government
corporations and agencies	$18,247	$520	$-	$-	$18,247	$520
Obligations of states and municipalities	3,340	198	-	-	3,340	198
Mortgage-backed securities	42,185	1,958	6,240	359	48,425	2,317
Total temporarily impaired securities	63,772	2,676	6,240	359	70,012	3,035

Other-than-temporarily impaired securities:
Mortgage-backed securities	-	-	331	40	331	40
Total temporarily impaired and other-
than-temporarily impaired securities	$63,772	$2,676	$6,571	$399	$70,343	$3,075

December 31, 2012:
Debt securities issued by U.S. Government
corporations and agencies	$2,989	$11	$-	$-	$2,989	$11
Obligations of states and municipalities	720	3	-	-	720	3
Corporate debt securities	-	-	495	5	495	5
Mortgage-backed securities	8,642	20	118	3	8,760	23
Total temporarily impaired securities	12,351	34	613	8	12,964	42

Other-than-temporarily impaired securities:
Mortgage-backed securities	-	-	280	58	280	58
Total temporarily impaired and other-
than-temporarily impaired securities	$12,351	$34	$893	$66	$13,244	$100

The investments in the Company’s investment portfolio that are temporarily impaired as of December 31, 2013 consist of debt issued by states of the United States and political subdivisions of the states and U.S. government corporations and agencies.  Company management considers investments with an unrealized loss as of December 31, 2013 to be only temporarily impaired because the impairment is attributable to changes in market interest rates and current market inefficiencies.  Company management anticipates that the fair value of securities that are currently impaired will recover to cost basis. As management has the intent and ability to hold these securities for the foreseeable future, no declines are deemed to be other than temporary.

The following table summarizes other-than-temporary impairment losses on debt securities for the years ended December 31, 2013 and 2012:

	2013	2012
	Mortgage-Backed	Mortgage-Backed
	Securities	Securities
	(In Thousands)
Total other-than-temporary impairment losses	$57	$70
Less: unrealized other-than-temporary losses
recognized in other comprehensive loss (1)	(40)	(58)

Net impairment losses recognized in earnings (2)	$17	$12

(1)  Represents the noncredit component of the other-than-temporary impairment on the securities.
(2)  Represents the credit component of the other-than-temporary impairment on securities.

Activity related to the credit component recognized in earnings on debt securities held by the Company for which a portion of other-than-temporary impairment was recognized in other comprehensive income for the year ended December 31, 2013 is as follows:

Mortgage-Backed
Securities
(In Thousands)
Balance, December 31, 2012	$12
Additions for the credit component on debt securities in which
other-than-temporary impairment was previously recognized	17
Balance, December 31, 2013	$29

For the year ended December 31, 2013, securities with other-than-temporary impairment losses related to credit that were recognized in earnings consisted of two private label collateralized mortgage obligations (CMOs).  The par value of these three securities were written down by $17,000 by the issuers.

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

NOTE 4 - LOANS

Loans consisted of the following as of December 31:

	2013	2012
	(In Thousands)
Commercial and industrial	$18,432	$13,991
Real estate:
Construction and land development	7,773	2,982
Residential	137,539	118,316
Commercial	48,814	41,978
Municipal	6,344	-
Home equity	46,742	45,245
Municipal	2,144	1,478
Consumer	10,664	11,053
	278,452	235,043
Allowance for loan losses	(2,792)	(2,594)
Deferred loan origination costs, net	1,215	841
Net loans	$276,875	$233,290

The following tables set forth information regarding the allowance for loan losses by portfolio segment:

	Real Estate:
			Construction
			and Land		Commercial
	Residential	Commercial	Development	Home Equity	and Industrial	Consumer	Unallocated	Total
	(In Thousands)
December 31, 2013:
Allowance for loan
losses:
Beginning balance	$1,051	$586	$142	$362	$219	$99	$135	$2,594
Charge-offs	(40)	(54)	-	-	(2)	(58)	-	(154)
Recoveries	-	-	-	-	4	3	-	7
Provision (benefit)	178	216	69	(59)	18	58	(135)	345
Ending balance	$1,189	$748	$211	$303	$239	$102	$-	$2,792

Ending balance:
Individually evaluated
for impairment	$-	$-	$-	$-	$-	$-	$-	$-
Ending balance:
Collectively evaluated
for impairment	1,189	748	211	303	239	102	-	2,792
Total allowance for loan
losses ending
balance	$1,189	$748	$211	$303	$239	$102	$-	$2,792

Loans:
Ending balance:
Individually evaluated
for impairment	$175	$924	$222	$4	$-	$-	$-	$1,325
Ending balance:
Collectively evaluated
for impairment	137,364	54,234	7,551	46,738	20,576	10,664	-	277,127
Total loans ending balance	$137,539	$55,158	$7,773	$46,742	$20,576	$10,664	$-	$278,452

	Real Estate:
			Construction
			and Land		Commercial
	Residential	Commercial	Development	Home Equity	and Industrial	Consumer	Unallocated	Total
	(In Thousands)
December 31, 2012:
Allowance for loan
losses:
Beginning balance	$750	$573	$22	$342	$422	$194	$166	$2,469
Charge-offs	(113)	(25)	(49)	-	-	(23)	-	(210)
Recoveries	-	-	1	-	5	9	-	15
Provision (benefit)	414	38	168	20	(208)	(81)	(31)	320
Ending balance	$1,051	$586	$142	$362	$219	$99	$135	$2,594

Ending balance:
Individually evaluated
for impairment	$-	$-	$-	$-	$-	$-	$-	$-
Ending balance:
Collectively evaluated
for impairment	1,051	586	142	362	219	99	135	2,594
Total allowance for loan
losses ending
balance	$1,051	$586	$142	$362	$219	$99	$135	$2,594

Loans:
Ending balance:
Individually evaluated
for impairment	$180	$119	$163	$5	$-	$-	$-	$467
Ending balance:
Collectively evaluated
for impairment	118,136	41,859	2,819	45,240	15,469	11,053	-	234,576
Total loans ending balance	$118,316	$41,978	$2,982	$45,245	$15,469	$11,053	$-	$235,043

The following tables present the Company’s loans by risk rating as of December 31:

	Real Estate:
			Construction
			and Land		Commercial
	Residential	Commercial	Development	Home Equity	and Industrial	Consumer	Total
	(In Thousands)
December 31, 2013:
Grade:
Pass	$-	$50,520	$6,042	$-	$18,425	$-	$74,987
Special mention	-	2,661	1,163	-	1,175	-	4,999
Substandard	1,601	1,977	568	116	976	-	5,238
Loans not
formally rated	135,938	-	-	46,626	-	10,664	193,228
Total	$137,539	$55,158	$7,773	$46,742	$20,576	$10,664	$278,452

	Real Estate:
			Construction
			and Land		Commercial
	Residential	Commercial	Development	Home Equity	and Industrial	Consumer	Total
	(In Thousands)
December 31, 2012:
Grade:
Pass	$-	$36,748	$2,381	$-	$13,048	$-	$52,177
Special mention	-	3,778	438	-	2,268	-	6,484
Substandard	572	1,452	163	155	153	-	2,495
Loans not
formally rated	117,744	-	-	45,090	-	11,053	173,887
Total	$118,316	$41,978	$2,982	$45,245	$15,469	$11,053	$235,043

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

Loans not formally rated include residential, home equity and consumer loans.  As of December 31, 2013, $196.1 million of the total residential, home equity and consumer loan portfolio of $197.7 million were not formally rated.  As of December 31, 2012, $173.9 million of the total residential, home equity and consumer loan portfolio of $174.6 million were not formally rated.  The performance of these loans is measured by delinquency status.  The Company underwrites first mortgage loans in accordance with FHLMC and FNMA guidelines.  These guidelines provide for specific requirements with regard to documentation and loan to value and debt to income ratios.  Home equity loan and line guidelines place a maximum loan to value ratio of 80% on these loans and the Company requires full underwriting disclosure documentation for these loans.  These underwriting factors have produced a high performance loan portfolio.  Total delinquent loans, consisting of loans past due 60 days or more, increased from 0.54% of total loans outstanding as of December 31, 2012 to 1.17% of total loans outstanding as of December 31, 2013.

An age analysis of past-due loans, segregated by class of loans is as follows as of December 31:

							90 Days
			90 Days				or More
			or More	Total	Total	Total	Past Due	Nonaccrual
	30–59 Days	60–89 Days	Past Due	Past Due	Current	Loans	and Accruing	Loans
	(In Thousands)
December 31, 2013:
Real estate:
Residential	$-	$720	$1,253	$1,973	$135,566	$137,539	$-	$1,597
Commercial	-	-	924	924	47,890	48,814	-	924
Construction and
land development	-	-	204	204	7,569	7,773	-	222
Home equity	-	94	83	177	46,565	46,742	-	83
Municipal	-	-	-	-	6,344	6,344	-	-
Commercial and industrial	-	-	-	-	18,432	18,432	-	-
Municipal	-	-	-	-	2,144	2,144	-	-
Consumer	128	-	26	154	10,510	10,664	3	23
Total	$128	$814	$2,490	$3,432	$275,020	$278,452	$3	$2,849

December 31, 2012:
Real estate:
Residential	$-	$490	$563	$1,053	$117,263	$118,316	$-	$821
Commercial	-	-	-	-	41,978	41,978	-	119
Construction and
land development	-	-	163	163	2,819	2,982	-	163
Home equity	25	36	-	61	45,184	45,245	-	120
Commercial and industrial	-	-	-	-	13,991	13,991	-	-
Municipal	-	-	-	-	1,478	1,478	-	-
Consumer	110	-	17	127	10,926	11,053	-	17
Total	$135	$526	$743	$1,404	$233,639	$235,043	$-	$1,240

Information about loans that meet the definition of an impaired loan in ASC 310-10-35 is as follows as of and for the years ended December 31:

		Unpaid		Average	Interest
	Recorded	Principal	Related	Recorded	Income
	Investment	Balance	Allowance	Investment	Recognized
	(In Thousands)
December 31, 2013:
With no related allowance recorded:
Real estate:
Residential	$175	$175	$-	$178	$6
Commercial	924	924	-	929	3
Home equity	4	4	-	5	-
Construction and land development	222	222	-	212	-
Total impaired with no related allowance	$1,325	$1,325	$-	$1,324	$9

With an allowance recorded:
Total impaired with an allowance recorded	$-	$-	$-	$-	$-

Total
Real estate:
Residential	$175	$175	$-	$178	$6
Commercial	924	924	-	929	3
Home equity	4	4	-	5	-
Construction and land development	222	222	-	212	-
Total impaired loans	$1,325	$1,325	$-	$1,324	$9

December 31, 2012:
With no related allowance recorded:
Real estate:
Residential	$180	$180	$-	$449	$15
Commercial	119	119	-	115	7
Home equity	5	5	-	6	-
Construction and land development	163	163	-	257	62
Commercial and industrial	-	-	-	70	5
Total impaired with no related allowance	$467	$467	$-	$897	$89

With an allowance recorded:
Total impaired with an allowance recorded	$-	$-	$-	$-	$-

Total
Real estate:
Residential	$180	$180	$-	$449	$15
Commercial	119	119	-	115	7
Home equity	5	5	-	6	-
Construction and land development	163	163	-	257	62
Commercial and industrial	-	-	-	70	5
Total impaired loans	$467	$467	$-	$897	$89

There were no loans modified as a troubled debt restructure during the year ended December 31, 2013.

The following tables set forth information regarding troubled debt restructured loans that were restructured during the year ended December 31, 2012:

		Pre-Modification	Post- Modification
	Number of	Outstanding Recorded	Outstanding Recorded
	Contracts	Investment	Investment
	(Dollars In Thousands)
December 31, 2012:
Troubled Debt Restructurings:
Residential	1	$66	$72
	1	$66	$72

	Number of
	Contracts	Recorded Investment
		(Dollars In Thousands)
Troubled Debt Restructurings
That Subsequently Defaulted:
Residential	1	$68
	1	$68

There was one loan modified as a troubled debt restructure during 2012. Past-due principal, interest and legal fees were capitalized to the loan to bring all payments current. The loan was individually evaluated for impairment and it was determined that no related allowance allocation was necessary. The loan was reported as impaired and was on nonaccrual status as of December 31, 2012.

As of December 31, 2013 and 2012, there were no commitments to lend additional funds to borrowers whose loans were modified in troubled debt restructurings.

The balance of mortgage servicing rights included in other assets at December 31, 2013 and 2012 was $1,414,000 and $822,000, respectively.  Mortgage servicing rights of $925,000 and $774,000 were capitalized in 2013 and 2012, respectively.  Amortization of mortgage servicing rights was $300,000 in 2013 and $106,000 in 2012.  The fair value of these rights was $1,671,000 and $1,036,000 as of December 31, 2013 and 2012, respectively.

Following is an analysis of the aggregate changes in the valuation allowance for mortgage servicing rights for the years ended December 31:

	2013	2012
	(In Thousands)
Balance, beginning of year	$9	$5
Additions	86	41
Reductions	(53)	(37)
Balance, end of year	$42	$9

Mortgage loans serviced for others are not included in the accompanying consolidated balance sheets.  The unpaid principal balances of mortgage loans serviced for others were $147,955,000 and $88,728,000 as of December 31, 2013 and 2012, respectively.

NOTE 5 - PREMISES AND EQUIPMENT

The following is a summary of premises and equipment as of December 31:

	2013	2012
	(In Thousands)
Leasehold improvements	$1,370	$1,290
Furniture and equipment	2,968	2,284
	4,338	3,574
Accumulated depreciation and amortization	(2,720)	(2,750)
	$1,618	$824

NOTE 6 - DEPOSITS

The aggregate amount of time deposit accounts in denominations of $100,000 or more as of December 31, 2013 and 2012 was $29,703,000 and $31,331,000, respectively.

For time deposits as of December 31, 2013, the scheduled maturities for years ended December 31 are:

(In Thousands)
2014	$40,005
2015	17,095
2016	4,117
2017	4,856
2018	2,916
Total	$68,989

As of December 31, 2013, the Bank had one depositor with total deposits of $22,081,000 or 6.16% of the Company’s total deposits.

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

NOTE 8 - FEDERAL HOME LOAN BANK ADVANCES

Advances consist of funds borrowed from the Federal Home Loan Bank of Boston (FHLB). There were $30,000,000 in FHLB advances outstanding as of December 31, 2013.  All advances outstanding at December 31, 2013 mature in January 2014.

Borrowings from the FHLB are secured by a blanket lien on qualified collateral, consisting primarily of loans with first mortgages secured by one to four family properties and other qualified assets.

The Company has a line of credit with the FHLB in the amount of $1,525,000 at December 31, 2013 and 2012. At December 31, 2013 and 2012, there were no advances outstanding under this line of credit.

NOTE 9 - INCOME TAX EXPENSE

The components of income tax expense are as follows for the years ended December 31:

	2013	2012
	(In Thousands)
Current:
Federal	$(72)	$541
State	1	2
	(71)	543

Deferred:
Federal	205	164
State	-	-
	205	164
Total income tax expense	$134	$707

The reasons for the differences between the statutory federal income tax rate and the effective tax rates are summarized as follows for the years ended December 31:

	2013	2012
	% of	% of
	Income	Income
Federal income tax at statutory rate	34.0%	34.0%
Increase (decrease) in tax resulting from:
Tax-exempt income	(23.2)	(9.2)
Other	(0.2)	0.9
Effective tax rates	10.6%	25.7%

The Company had gross deferred tax assets and gross deferred tax liabilities as follows as of December 31:

	2013	2012
	(In Thousands)
Deferred tax assets:
Allowance for loan losses	$800	$753
Deferred compensation	220	181
Impairment of operating lease	24	39
Write-down of securities	10	4
Restricted stock awards	16	12
Charitable contribution carry over	93	37
Other	80	20
Alternative minimum tax carryforward	413	368
Net unrealized holding loss on available-for-sale securities	853	-
Gross deferred tax assets	2,509	1,414

Deferred tax liabilities:
Depreciation	(250)	(131)
Deferred loan costs/fees	(413)	(286)
Mortgage servicing rights	(481)	(280)
Net unrealized holding gain on available-for-sale securities	-	(581)
Gross deferred tax liabilities	(1,144)	(1,278)
Net deferred tax asset	$1,365	$136

Deferred tax assets as of December 31, 2013 and 2012 have not been reduced by a valuation allowance because management believes that it is more likely than not that the full amount of deferred taxes will be realized.

As of December 31, 2013, the Company had no operating loss carryovers for income tax purposes.

It is the Company’s policy to provide for uncertain tax positions and the related interest and penalties based upon management’s assessment of whether a tax benefit is more likely than not to be sustained upon examination by tax authorities. As of December 31, 2013 and 2012, there were no material uncertain tax positions related to federal and state income tax matters.  The Company is currently open to audit under the statute of limitations by the Internal Revenue Service and state taxing authorities for the years ended December 31, 2010 through December 31, 2013.

In January of 2011, the Bank formed a subsidiary Passive Investment Company (PIC).  Under State of Connecticut statutes, such a company is not subject to Connecticut corporation business taxes.  Provided that the Bank meets the mandated statutory requirements, the Company’s Connecticut corporation business taxes should be significantly reduced or eliminated.

NOTE 10 - COMMITMENTS AND CONTINGENT LIABILITIES

As of December 31, 2013 the Company was obligated under non-cancelable operating leases for bank premises and equipment expiring between June 2014 and September 2020.  Certain leases contain renewal options.  The cost of such renewals is not included below.  The total minimum rental due in future periods under these existing agreements is as follows as of December 31, 2013:

(In Thousands)
2014	$860
2015	767
2016	541
2017	497
2018	508
Thereafter	912
Total	$4,085

Certain leases contain provisions for escalation of minimum lease payments contingent upon percentage increases in the consumer price index.  Total rental expense amounted to $708,000 and $564,000 for the years ended December 31, 2013 and 2012, respectively.

On November 28, 2008, the Company entered into an agreement with its data processing servicer which ends in five years, and automatically continues for three years, unless terminated by either party with notice.  A second amendment to this November 2008 agreement was signed between the parties on June 27, 2013 that extends the renewal term through April 19, 2019, an extension of the first renewal term for sixty (60) months.  Under the agreement, the Company must pay a termination fee as described in the agreement if the Company terminates the agreement with notice, before the end of this extended agreement.

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

A financial instrument’s level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement.  The Company did not have any significant transfers of assets between Level 1 and Level 2 of the fair value hierarchy during the year ended December 31, 2013.

A description of the valuation methodologies used for instruments measured at fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy, is set forth below.  These valuation methodologies were applied to all of the Company’s financial assets and financial liabilities carried at fair value for December 31, 2013 and 2012.

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

The following summarizes assets measured at fair value as of December 31:

ASSETS MEASURED AT FAIR VALUE ON A RECURRING BASIS

	Fair Value Measurements at Reporting Date Using:
		Quoted Prices in	Significant	Significant
		Active Markets for	Other Observable	Unobservable
		Identical Assets	Inputs	Inputs
	Total	Level 1	Level 2	Level 3
	(In Thousands)
December 31, 2013:
Debt securities issued by U.S. government
corporations and agencies	$18,247	$-	$18,247	$-
Obligations of states and municipalities	13,973	-	13,973	-
Mortgage-backed securities	54,568	-	54,568	-
SBA loan pools	661	-	661	-
Totals	$87,449	$-	$87,449	$-

	Fair Value Measurements at Reporting Date Using:
		Quoted Prices in	Significant	Significant
		Active Markets for	Other Observable	Unobservable
		Identical Assets	Inputs	Inputs
	Total	Level 1	Level 2	Level 3
	(In Thousands)
December 31, 2012:
Debt securities issued by U.S. government
corporations and agencies	$30,835	$-	$30,835	$-
Obligations of states and municipalities	14,551	-	14,551	-
Corporate debt securities	2,053	-	2,053	-
Mortgage-backed securities	43,257	-	43,257	-
SBA loan pools	1,124	-	1,124	-
Totals	$91,820	$-	$91,820	$-

Under certain circumstances we make adjustments to fair value for our assets and liabilities although they are not measured at fair value on an ongoing basis.  The following table presents the assets carried on the consolidated balance sheet by caption and by level in the fair value hierarchy, at December 31, 2012, for which a nonrecurring change in fair value has been recorded:

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

The estimated fair values of the Company’s financial instruments, all of which are held or issued for purposes other than trading, are as follows as of December 31:

	December 31, 2013
	Carrying	Fair Value
	Amount	Level 1	Level 2	Level 3	Total
	(In Thousands)
Financial assets:
Cash and cash equivalents	$38,590	$38,590	$-	$-	$38,590
Available-for-sale securities	87,449	-	87,449	-	87,449
Federal Home Loan Bank stock	2,196	2,196	-	-	2,196
Loans held-for-sale	2,861		-	2,909	2,909
Loans, net	276,875	-	-	277,539	277,539
Accrued interest receivable	1,074	1,074	-	-	1,074

Financial liabilities:
Deposits	358,504	-	358,961	-	358,961
Securities sold under agreements to repurchase	4,390	-	4,390	-	4,390
Federal Home Loan Bank advances	30,000	-	30,000	-	30,000

	December 31, 2012
	Carrying	Fair Value
	Amount	Level 1	Level 2	Level 3	Total
	(In Thousands)
Financial assets:
Cash and cash equivalents	$34,100	$34,100	$-	$-	$34,100
Interest-bearing time deposits with other banks	3,789	-	3,892	-	3,892
Available-for-sale securities	91,820	-	91,820	-	91,820
Federal Home Loan Bank stock	589	589	-	-	589
Loans, net	223,290	-	-	239,465	239,465
Accrued interest receivable	1,019	1,019	-	-	1,019

Financial liabilities:
Deposits	340,409	-	340,857	-	340,857
Securities sold under agreements to repurchase	3,569	-	3,569	-	3,569

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

Standby letters of credit are conditional commitments issued by the Company to guarantee the performance by a customer to a third party.  The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers.  As of December 31, 2013 and 2012, the maximum potential amount of the Company’s obligation was $857,000 and $175,000, respectively for financial and standby letters of credit.  The Company’s outstanding letters of credit generally have a term of less than one year.  If a letter of credit is drawn upon, the Company may seek recourse through the customer’s underlying line of credit.  If the customer’s line of credit is also in default, the Company may take possession of the collateral, if any, securing the line of credit.

Notional amounts of financial instrument liabilities with off-balance-sheet credit risk are as follows as of December 31:

	2013	2012
	(In Thousands)
Commitments to originate loans	$10,488	$13,459
Standby letters of credit	857	175
Unadvanced portions of loans:
Construction loans	5,456	1,778
Commercial lines of credit	14,265	11,383
Consumer	677	689
Home equity lines of credit	40,075	32,550
	$71,818	$60,034

There is no material difference between the notional amounts and the estimated fair values of the above off-balance sheet liabilities.

NOTE 13 - RELATED PARTY TRANSACTIONS

Certain directors and executive officers of the Company and companies in which they have significant ownership interest were customers of the Bank during 2013.  Total loans to such persons and their companies amounted to $3,889,000 as of December 31, 2013.  During the year ended December 31, 2013 principal payments totaled $2,227,000 and advances amounted to $2,172,000.

Deposits from related parties held by the Company as of December 31, 2013 and 2012 amounted to $6,076,000 and $4,669,000, respectively.

During 2013 and 2012, the Company paid $63,000 and $64,000, respectively, for rent and related expenses of the Company’s Granby branch office to a company of which a bank director is a principal.  The rent expense for the Granby branch included in Note 10 amounted to $43,000 in 2013 and $43,000 in 2012.

NOTE 14 - SIGNIFICANT GROUP CONCENTRATIONS OF CREDIT RISK

Most of the Company's business activity is with customers located within the state.  There are no concentrations of credit to borrowers that have similar economic characteristics.  The majority of the Company's loan portfolio is comprised of loans collateralized by real estate located in the state of Connecticut.

NOTE 15 - OTHER COMPREHENSIVE INCOME

Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income.  Although certain changes in assets and liabilities are reported as a separate component of the equity section of the consolidated balance sheets, such items, along with net income, are components of comprehensive income.

The components of other comprehensive (loss) income, included in stockholders’ equity are as follows during the years ended December 31:

	2013	2012
	(In Thousands)
Net unrealized holding (loss) gain on available-for-sale securities	$(4,108)	$736
Reclassification adjustment for realized gains in net income	(109)	(113)
Other comprehensive (loss) income before income tax effect	(4,217)	623
Income tax expense (expense)	1,434	(212)
Other comprehensive (loss) income, net of tax	$(2,783)	$411

At December 31, 2013 and 2012, the components of accumulated other comprehensive income, included in stockholders’ equity, are as follows:

	2013	2012
	(In Thousands)
Net unrealized (loss) gain on securities available-for-sale, net of tax	$(1,655)	$1,128
Total accumulated other comprehensive (loss) income	$(1,655)	$1,128

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

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital (as defined) to average assets (as defined).  Management believes, as of December 31, 2013 and 2012, that the Bank meets all capital adequacy requirements to which it is subject.

As of December 31, 2013, the most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as well capitalized under the regulatory framework for prompt corrective action.  To be categorized as well capitalized the Bank must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the table.  There are no conditions or events since that notification that management believes have changed the institution's category.

The Bank’s actual capital amounts and ratios are also presented in the table.

						To Be Well
						Capitalized Under
			For Capital			Prompt Corrective
	Actual		Adequacy Purposes			Action Provisions
	Amount	Ratio	Amount	Ratio		Amount	Ratio
	(Dollars In Thousands)
As of December 31, 2013:
Total Capital (to Risk Weighted Assets)	$31,433	13.08%	$19,227	≥	8.0%	$24,033	≥	10.0%
Tier 1 Capital (to Risk Weighted Assets)	28,641	11.92	9,613	≥	4.0	14,420	≥	6.0
Tier 1 Capital (to Average Assets)	28,641	7.09	16,150	≥	4.0	20,188	≥	5.0

As of December 31, 2012:
Total Capital (to Risk Weighted Assets)	$30,637	14.68%	$16,694	≥	8.0%	$20,868	≥	10.0%
Tier 1 Capital (to Risk Weighted Assets)	28,043	13.44	8,347	≥	4.0	12,521	≥	6.0
Tier 1 Capital (to Average Assets)	28,043	7.73	14,520	≥	4.0	18,150	≥	5.0

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

Under Connecticut law, the Bank may pay dividends only out of net profits.  The Connecticut Banking Commissioner’s approval is required for dividend payments which exceed the current year’s net profits and retained net profits from the preceding two years.  As of December 31, 2013, the Bank is restricted from declaring dividends to the Company in an amount greater than $3,063,000.

NOTE 17 - EMPLOYEE BENEFITS

The Company sponsors a 401(k) savings and retirement plan.  Employees who are 21 years of age and employed on the plan's effective date are immediately eligible to participate in the plan.  Other employees who have attained age 21 are eligible for membership on the first day of the month following completion of 90 days of service.

The provisions of the 401(k) plan allow eligible employees to contribute subject to IRS limitations.  The Company's matching contribution will be determined at the beginning of the plan year.  The Company's expense under this plan was $125,000 in 2013 and $105,000 in 2012.

The Company entered into Supplemental Executive Retirement Agreements with current and former executive officers.  The agreements require the payment of specified benefits upon retirement over specified periods as described in each agreement.  The total liability for the agreements included in other liabilities was $648,000 at December 31, 2013 and $533,000 at December 31, 2012.  Expenses under these agreements amounted to $142,000 and $170,000, respectively, for the years ended December 31, 2013 and 2012.  Payments made under the agreements were $27,000 and $5,000, respectively for each of the years ended December 31, 2013 and 2012.

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

During 2013 and 2012, the Company granted 10,000 shares and 10,570 shares, respectively, of restricted stock with an award value of $234,000 and $251,000, respectively, or $23.40 and $23.75 per share, respectively.  The restricted shares vest over a three year period.  During 2013 and 2012, the Company recognized compensation expense related to the restricted shares awarded in the amounts of $156,000 and $82,000, respectively.  The recognized tax benefit related to this expense was $53,000 in 2013 and $28,000 in 2012.

A summary of the status of the restricted stock awards as of December 31 and changes during the years ending on that date is presented below:

	2013		2012
		Weighted-Average		Weighted-Average
	Number of	Grant	Number of	Grant
Fixed Options	Shares	Price	Shares	Price
Non-vested restricted stock awards
at beginning of year	18,042	$22.29	11,206	$20.21
Restricted shares granted	10,000	23.39	10,570	23.75
Shares vested	(6,536)	21.88	(3,734)	20.21
Shares forfeited	(1,982)	22.62	-	-
Non-vested restricted stock awards
at end of year	19,524	$22.95	18,042	$22.29

As of December 31, 2013, the unrecognized share-based compensation expense related to the non-vested restricted stock awards was $401,000.  This amount is expected to be recognized over a weighted average period of 1.7 years.

The Company did not grant any stock options in 2013 and 2012.

A summary of the status of the Company’s stock option plan as of December 31 and changes during the years ending on that date is presented below:

	2013		2012
		Weighted-Average		Weighted-Average
Fixed Options	Shares	Exercise Price	Shares	Exercise Price
Outstanding at beginning of year	31,500	$30.67	32,811	$30.07
Forfeited	-	-	(1,311)	15.65
Outstanding at end of year	31,500	30.67	31,500	30.67

Options exercisable at year-end	31,500	$30.67	31,500	$30.67
Weighted-average fair value of
options granted during the year	N/A		N/A

The following table summarizes information about fixed stock options outstanding as of December 31, 2013:

Options Outstanding and Exercisable
		Weighted-Average
	Number	Remaining	Number
Exercise Price	Outstanding	Contractual Life	Exercisable	Exercise Price
$31.50	21,000	1.97 years	21,000	$31.50
29.00	10,500	2.48 years	10,500	29.00
$30.67	31,500	2.14 years	31,500	$30.67

As of December 31, 2013, compensation costs related to stock options granted under the Plans have been fully recognized.  There were no shares that vested during the years ended December 31, 2013 and 2012.

NOTE 19 - EARNINGS PER SHARE

Reconciliation of the numerators and the denominators of the basic and diluted per share computations for net income available to common stockholders are as follows:

	2013	2012
	(In Thousands, Except Share Data)
Basic earnings per share computation:
Net income	$1,135	$2,044
Preferred stock net accretion	(12)	(12)
Cumulative preferred stock dividends	(94)	(134)
Net income available to common shareholders	$1,029	$1,898

Weighted average shares outstanding, basic	872,411	867,087

Basic earnings per share	$1.18	$2.19

Diluted earnings per share computation:
Net income	$1,135	$2,044
Preferred stock net accretion	(12)	(12)
Cumulative preferred stock dividends	(94)	(134)
Net income available to common shareholders	$1,029	$1,898

Weighted average shares outstanding, before dilution	872,411	867,087
Dilutive potential shares	4,576	5,119
Weighted average shares outstanding, assuming dilution	876,987	872,206

Diluted earnings per share	$1.17	$2.18

NOTE 20 - PREFERRED STOCK

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

The SBLF Preferred Stock qualifies as Tier 1 capital and will pay non-cumulative dividends quarterly on each January 1, April 1, July 1 and October 1, beginning October 1, 2011.  The dividend rate can fluctuate on a quarterly basis during the first 10 quarters during which the SBLF Preferred Stock is outstanding, based upon changes in the level of “Qualified Small Business Lending” or “QSBL” (as defined in the Purchase Agreement).  Based upon the increase in the Bank’s level of QSBL over the baseline level calculated under the terms of the Purchase Agreement, at December 31, 2013, the dividend rate payable by the Company on the Series C Preferred Stock is 1.00%.  For the second through ninth calendar quarters, the dividend rate may be adjusted between one percent (1%) and five percent (5%) per annum to reflect the amount of change in the Bank’s level of QSBL.  If the level of the Bank’s qualified small business loans declines so that the percentage increase in QSBL as compared to the baseline level is less than 10% then the dividend rate payable on the SBLF Preferred Stock would increase.  For the tenth calendar quarter through four and one half years after issuance, the dividend rate will be fixed at between one percent (1%) and seven percent (7%) based upon the increase in QSBL as compared to the baseline.  After four and one half years from issuance, the dividend rate will increase to 9% (including a quarterly lending incentive fee of 0.5%).

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

NOTE 21 - LEGAL CONTINGENCIES

Various legal claims arise from time to time in the normal course of business which, in the opinion of management, will have no material effect on the Company’s consolidated financial statements.

NOTE 22 - RECLASSIFICATION

Certain amounts in the prior year have been reclassified to be consistent with the current year's statement presentation.

Shareholder Data

The bid price of the stock of the Bank’s parent company, SBT Bancorp, Inc., is currently quoted on the OTC Bulletin Board (symbol:  “SBTB”).  At December 31, 2013, there were 900,264 shares of the Company's common stock issued, of which 899,850 shares were outstanding.  As of March 30, 2014, the Company had approximately 1,100 shareholders of record.  There is a limited market for the Company’s common stock.  The following table sets forth the high and low price for the periods indicated.

	December 31, 2013		December 31, 2012

	High	Low	High	Low
Fourth Quarter	$32.00	$23.05	$35.00	$21.00
Third Quarter	$35.00	$20.65	$23.00	$20.65
Second Quarter	$35.00	$20.65	$26.00	$19.50
First Quarter	$35.00	$19.50	$20.00	$16.05

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

On August 11, 2011, the Company issued 9,000 shares of Senior Non-Cumulative Perpetual Preferred Stock, Series C (the “SBLF Preferred Stock”), to the U.S, Treasury.  The SBLF Preferred Stock has no maturity date and ranks senior to the Company’s common stock with respect to the payment of dividends and distributions and amounts payable upon liquidation, dissolution, and winding up of the Company.

The SBLF Preferred Stock qualifies as Tier 1 capital and will pay non-cumulative dividends quarterly on each January 1, April 1, July 1 and October 1, beginning October 1, 2011.  The dividend rate can fluctuate on a quarterly basis during the first 10 quarters during which the SBLF Preferred Stock is outstanding, based upon changes in the level of “Qualified Small Business Lending” or “QSBL” (as defined in the Purchase Agreement) by the Bank.  Based upon the increase in the Bank’s level of QSBL over the baseline level calculated under the terms of the Purchase Agreement, the dividend rate for the initial calendar quarter was set at 3.0671111%.  For the second through ninth calendar quarters, the dividend rate may be adjusted between one percent (1%) and five percent (5%) per annum to reflect the amount of change in the Bank’s level of QSBL.  As a result of increases in the Bank’s level of QSBL, the Company’s current dividend rate is 1%.  If the level of the Bank’s qualified small business loans declines so that the percentage increase in QSBL as compared to the baseline level is less than 10%, then the dividend rate payable on the SBLF Preferred Stock would increase.  For the tenth calendar quarter through four-and-one-half years after issuance, the dividend rate will be fixed between one percent (1%) and seven percent (7%) based upon the increase in QSBL as compared to the baseline.  After four-and-one-half years from issuance, the dividend rate will increase to 9% (including a quarterly lending incentive fee of 0.5%).

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

Under the terms of the SBLF Preferred Stock, the Company may only declare and pay a dividend on the common stock or other stock junior to the SBLF Preferred Stock, or repurchase shares of any such class or series of stock, if, after payment of such dividend, the dollar amount of the Company’s Tier 1 Capital would be at least 90% of the Signing Date Tier 1 Capital, as set forth in the Certificate of Amendment to the Certificate of Incorporation of the Company fixing the designations, preferences, limitations, and relative rights of the SBLF Preferred Stock, excluding any subsequent net charge-offs and any redemption of the SBLF Preferred Stock (the “Tier 1 Dividend Threshold”).  The Tier 1 Dividend Threshold is subject to reduction, beginning on the second anniversary of issuance and ending on the tenth anniversary, by 10% for each one percent increase in QSBL over the baseline level.

In 2013, the Company declared and paid cash dividends on common stock of $122,000 on each of March 15, 2013, June 14, 2013, and September 13, 2013, respectively.  The Company also declared and paid cash dividends on common stock of $123,000 on December 13, 2013.  In accordance with the terms and conditions of the SBLF Preferred Stock, the Company declared and paid cash dividends on the SBLF Preferred Stock of $22,500 on March 30, 2013, $22,500 on June 30, 2013, $25,917 on September 30, 2013 and $22,500 on December 30, 2013.

In 2012, the Company declared and paid cash dividends on common stock of $104,000 on each of March 15, 2012, June 15, 2012, and September 17, 2012, respectively.  The Company also declared and paid cash dividends on common stock of $122,000 on December 17, 2012.  In accordance with the terms and conditions of the SBLF Preferred Stock, the Company declared and paid cash dividends on the SBLF Preferred Stock of $62,000 on March 30, 2012, $27,000 on June 30, 2012 and $23,000 on each of September 30, 2012 and December 30, 2012, respectively.

The Company did not repurchase any shares of its common stock during 2013.  The Company’s common stock is the only class of equity securities that is registered by the Company pursuant to Section 12 of the Exchange Act.

SBT Bancorp, Inc.

Board of Directors *Chairman of Committee	Officers

Robert J. Bogino
Chairman of the Board
Retired President and Co-Owner
Bogino & DeMaria, Inc.
Compensation & Human Resources Committee
Corporate Governance Committee*
Executive Committee
Loan Committee

James T. Fleming
President
Connecticut Automotive Retailers Association
Audit & Compliance Committee
Corporate Governance Committee

Nicholas B. Mason
Retired Chief Financial Officer
Savings Bank of Manchester
Audit & Compliance Committee
    Corporate Governance Committee

Michael D. Nicastro
President
Central Connecticut and Greater Bristol
Chambers of Commerce
Audit & Compliance Committee
    Loan Committee

George B. Odlum, Jr., DMD
Retired General Dentistry
Audit & Compliance Committee*
Executive Committee

Martin J. Geitz President and Chief Executive Officer Richard J. Sudol Treasurer and Chief Financial Officer Gary R. Kevorkian Secretary Susan D. Presutti Assistant Secretary
Martin J. Geitz
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
Vice Chairman
President and Treasurer
CASLE Corporation
Compensation & Human Resources Committee
Executive Committee*
Loan Committee*

Ann G. Taylor
Senior Vice President and General Counsel
Connecticut Children's Medical Center
Compensation & Human Resources Committee
Corporate Governance Committee

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

Jackson F. Eno
Senior Financial Advisor & PIA
Program Portfolio Manager
Merrill Lynch, Pierce, Fenner & Smith, Inc.

Jane F. von Holzhausen
Sales Manager
Avon Office
Coldwell Banker Residential Brokerage

Evan W. Woollacott
Retired Vice Chairman and Commissioner
Connecticut Department of Public
Utility Control

Lincoln S. Young
Retired Chief Executive Officer
Turbine Engine Services Corp.

Executive Officers

Martin J. Geitz
President and Chief Executive Officer

Richard J. Sudol
Senior Vice President, Treasurer & Chief
Financial Officer

Gary W. Burdick
Senior Vice President & Chief
Commercial Banking Officer

David H. MacKenzie
Senior Vice President & Chief Mortgage
& Consumer Lending Officer

Howard R. Zern
Executive Vice President & Chief
Retail Banking, Technology
Operations Officer

Gary R. Kevorkian
Secretary

Senior Vice Presidents
Michael L. Alberts
Terry L. Boulton

Vice Presidents
Joan A. Beresford
Robin J. DiNicola
David F. Donofrio
Charlene M. Faselle
Robert A. Francolini
Laurie E. Krause
Stephen J. LaFlamme
Thomas J. Mango
Jocelyn A. Mitchell
Matthew B. Morrell
Craig S. Porter
Susan D. Presutti, Assistant Secretary
Kenneth S. Sklodosky
Sanjeev Sood
Stephen R. Vaughan
Barbara J. Wallace

Assistant Vice Presidents
Deborah L. Barber
Krista A. Moran
Robbin D. Myers
Peter G. Sepelak, Jr.
Sophie S. Stevens

Assistant Treasurers
Margot M. Byrne
Lori L. Ethier
Barbara J. Hanifin
Elizabeth Lindstrom
Lisa A. Morgan
Romualdo A. Polce
Nathan G. Adajian

Maribel Amaro
Kevin Belmonte
Mary Lou Bidwell
Teresa A. Blesso
Kathleen Bonzani
Katherine P. Cain
Megan Chrusciel
Carol D. Clifford
Terrence J. Connors
Catherine A. Cook
Alyssa F. Davies
Nicole A. Decker
Roger M. DelGiorno
Chiara DiFronzo
Phyllis S. England-Lewis
Theresa H. Fortier
Shirley T. Gentry
Jose A. Gonzalez
Veronica A. Grados
Cheryl P. Guillot
Deanna Halstead-Francis
Leslie S. Kane
Susan LeBel
Jaclyn Levesque
Ann G. Lisitano
Bethany M. Marks
Cindy Matthews
Kelly A. Meuser
Christine L. Miller
Jordan Moore
Cathy B. Perkins
Susan S. Pohlod
Patricia A. Pschirer
Dennis J. Rainville
Cindy L.C. Ramkissoon
Patrick Rider
Antoinette M. L. Rochester
Margaret E. Rose
Jacob B. Rosenstein
Carol A. Shaver
Megan B. Shufelt
Sheri L. Sireci
Joyce E. Slate
Irene M. Smith
Jean M. Spalla
Melanie S. Switzer
Maria Theodoratos
Marleen A. Townsend
Luann M. Vinson
Denise M. Walker
Margaret Washer
Shannon D. White

Corporate Information

SBT Bancorp, Inc.
Office:
86 Hopmeadow Street
Simsbury, Connecticut 06089

U.S. Mail:
P.O. Box 248
Simsbury, CT 06070

(860) 408-5493
Fax:  (860) 408-4679
simsburybank.com

Notice of Shareholders' Meeting

The Annual Meeting of Shareholders of SBT Bancorp, Inc., the holding company for The Simsbury Bank & Trust Company, Inc., will be held at 5:00 p.m. on Tuesday, May 13, 2014 at 981 Hopmeadow Street, Simsbury, Connecticut.

Independent Auditors	Legal Counsel

Shatswell, MacLeod & Company, P.C. 83 Pine Street West Peabody, MA 01960-3635	Day Pitney LLP Counselors at Law 242 Trumbull Street Hartford, CT 06103-1212

Transfer Agent	Shareholder Contact

American Stock Transfer & Trust Company 59 Maiden Lane Plaza Level New York, NY 10005 Shareholder Relations: (800) 937-5449 Trading Symbol SBTB	Susan D. Presutti, Assistant Secretary SBT Bancorp, Inc. Office: 86 Hopmeadow Street Simsbury, CT 06089 U.S. Mail: P.O. Box 248 Simsbury, CT 06070 (860) 408-5493

COPIES OF THE COMPANY’S ANNUAL REPORT ON FORM 10-K WILL BE FORWARDED WITHOUT CHARGE UPON WRITTEN REQUEST TO:

Gary R. Kevorkian, Secretary
SBT Bancorp, Inc.
Office:
86 Hopmeadow Street
Simsbury, CT 06089

U.S. Mail:
P.O. Box 248
Simsbury, CT  06070